№ 82-5198
Rule 12g3-2(b) exemption

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/190 date 08.11.2007 pages incl. cover ______

07028134

SUPPL

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

Dear Sirs and Madams!

The information given below is forwarded to the US Securities and Exchange Commission (the Commission) on behalf of OJSC «CenterTelecom» (the Issuer), the company established in correspondence with the legislation of the Russian Federation, due to Rule 12g3-2(b)(1)(iii) adopted on the basis of Exchange Act of 1934 with amendments, in accordance with requirements to exemption provided to the Issuer by the Commission under Rule 12g3-2(b).

Attachments:

1. Quarterly report for the 2nd quarter of 2007 – 234 pages.
2. A list of affiliated persons (entities) as of 30.06.2007 – 21 pages.
3. Notice of a material facts, October 1, 2007 - 1 page.
4. Press-release, October 25, 2007 - 1 page.
5. Notice of a material facts, October 30, 2007 - 1 page.
6. Press-release, October 31, 2007 - 1 page.
7. Press-release, November 02, 2007 - 2 pages.
8. Annual report for 2006, brochure.

PROCESSED
NOV 2 3 2007
THOMSON
FINANCIAL

Sincerely yours,

Acting General Director A.A. Lutskiy

dlw 11/20

Nº 82-5198
Rule 12g3-2(b)
exemption

CENTER TELECOM

Company news

RECEIVED

CenterTelecom Reports 64% Increase in Net Profit for 9 Months of 2007 based on RAS ResultsMoscow

Moscow, November 2, OJSC CenterTelecom (OTC: CRMUY.PK; MICEX: CTLK, CTLKP; RTS: ESMO, ESMOP), major provider of fixed-line telecommunications services in the Central Federal District of Russia, today announced its financial results in accordance with Russian Accounting Standards (RAS) for the first nine months of 2007, including a 64.14% rise in net profit.

Key Financial Highlights for 9M 2007 (RUR billion)

	9M2007	**9M2006**	*Changes, %*
Revenues for ordinary activities	23.781	20.48	*16.12*
Including revenues from telecommunications services	22.621	19.138	*18.20*
Costs for ordinary activities	16.87	15.6	*8.14*
Including depreciation	*2.864*	*2.843*	*0.71*
EBITDA (1)	9.218	7.689	*19.89*
EBITDA margin (2)	*38.76%*	*37.55%*	-
Sales profit	6.912	4.88	*41.64*
Net profit	3.158	1.924	*64.14*

(1) EBITDA is calculated as earnings before taxes plus interest payable plus depreciation plus leasing payment minus interest receivable;
(2) EBITDA margin is calculated as EBITDA/revenues.

Characteristics of operational efficiency

- The number of telecommunications lines per employee rose 18.6% to 129 lines (108.7 lines for 9M2006).
- Revenue per line rose 14.1% for the first nine months of 2007 – from RUR3,101 in 9M2006 to RUR3,536.8 in 9M2007.
- Revenue per employee for the first nine months of 2007 reached RUR456.1ths; 35.3% more than in 9M2006 (RUR337,1ths).
- Personnel numbers were reduced by 12.3% to 52,949 employees (60,383 in 9M2006).
- Net margin reached 13.3% (9.4% in 9M2006).

Income structure (RUR billion)

Services	**9M2007**	**9M2006**	*Changes, %*
Long distance telephone communications	11.830	10.710	*10.45*
Inter-zone telephone communications (3)	4.237	2.484	*70.59*
Services related to cooperation agreements	0.858	1.059	*-19.02*
Services related to traffic	3.428	3.640	*-5.82*
Internet access services	2.116	1.34	*58.00*

Other types of communications	1.010	0.965	*4.66*
Income of other sales (non-core operations)	0.303	0.283	*7.22*
TOTAL	23.781	20.48	*16.12*

(3) Income from inter-zone communications including income from inter-zone communications through pay phones and from the provision of services on behalf of other inter-zone communications carriers

The number of broadband Internet users under the DOMOLINK brand rose by 104.4% in January-September 2007 and reached 235,161 users (compared with 115,052 as of 31 December 2006). The share of income from Internet access services rose to 8.9% (6.54% in January-September 2006).
Number of fixed line communications service subscribers increased by 1.56% in 9M2007 and reached 6,604,260 subscribers (6,502,897 as of 1 October, 2006).
For the first nine months of 2007 implementation of the "calling party pays" rule generated income growth from inter-zone communications of 70.59 % and reached RUR4.237 billion (RUR2.484 billion in 9M 2007).

Expenditure structure for January-September 2007 (RUR billion)

Type of expenditure	**9M2007**	**9M2006**	*Changes, %*
Depreciation of key assets	*2.864*	*2.843*	*0.71*
Wages	5.643	5.87	*-3.86*
Social insurance	1.376	1.389	*-0.92*
Material expenditures	1.373	1.399	*-1.81*
Expenditures connected with interaction with other telecommunication operators	1.981	0.804	*146.28*
Other expenditures	3.633	3.295	*10.25*
TOTAL	16.87	15.6	*8.14*

Growth of other expenditures of CenterTelecom for the first nine months of 2007 is connected with growth of expenditures related to non-state pension coverage, payments into the universal servicing reserve and also by a rise in payments for other telecommunications operators' services.

Commenting on the 9M 2007 RAS results, Alexander Lutsky, Deputy General Director – Financial director of CenterTelecom, said that CenterTelecom is maintaining its dynamic rate of development. "Sustainable growth of the figures confirming the company's economic efficiency is a result of CenterTelecom's managers' and employees' systematic work on improvement of the company's management system and organization of business processes. Strict control over expenditures and successful implementation of the company's strategic development plans as well as dynamic improvement of the company's basic indicators allow us to state that there is a possibility of increase of CenterTelecom's economic activities' figures for 2007 in comparison with the management's forecasts published in January 2007."

CenterTelecom's accounting report is available **here**.

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
pr@centertelecom.ru

No 82-5198
Rule 12g3-2(b) exemption

CENTER TELECOM

Company news

Russian Tax Administration Issues CenterTelecom Tax Audit Claim

Moscow, October 31, 2007. OJSC CenterTelecom (OTC: CRMUY.PK; RTS: ESMO, ESMOP; MICEX: CTLK, CTLKP) announces that Interregional Office #7 of the Russian Federation Tax Administration has made a decision based on the results of a scheduled field tax audit of CenterTelecom's operations for the years 2004-2006. The audit was undertaken 19 Feb.-27 July, 2007.

Interregional Office #7 of the Russian Federation Tax Administration decision #19 reflecting the claim was issued 29 Oct. According to the document, the tax claim against the company for 2004-2006 amounts to RUR440 million, including RUR343 million in taxes and RUR97 million in penalties.

Most of the claim is based on the tax administration's opinion on the method of expense allocation employed by the company.

CenterTelecom disagrees with the conclusions of Interregional Office #7 of Tax Administration regarding the additional sums assessed, and will protect its rights in the manner prescribed by the law.

Previously, in April 2006, the same office of the Russian Tax Administration, after reviewing the results of CenterTelecom's operations in 2002-2003, held the company liable for a tax offence. The claim amounted to RUR2.355 billion, including RUR1.4 billion in back taxes, and RUR955 million in fines and penalties. The main claim related to inter-carrier settlements. CenterTelecom disputed the decision of the Interregional Office #7 of Tax Administration of Russian Federation in the Moscow Arbitration Court. After considering the results of legal proceedings, the court over-ruled RUR2.342 billion of the claim.

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
pr@centertelecom.ru

№ 82-5198
Rule 12g3-2(b)
exemption

NOTICE OF A MATERIAL FACT

"INFORMATION ABOUT EVENTS RESULTING IN ONE-TIME INCREASE OF NET PROFIT OF THE ISSUER BY MORE THAN 10 PERCENT"

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices	***www.centertelecom.ru***

2. Contents of the notice

2.1. Fact resulting in one-time increase of the net profit of the issuer by more than 10 percent: ***revenues increase in Q3 2007 comparing with Q2 2007 was due to decrease of other expenses in reporting quarter in respect to the preceding.***

2.2. Date of the fact resulting in one-time increase of the net profit of the issuer by more than 10 percent: ***30.10.2007.***

2.3. Net profit of the issuer in the reporting period (Q2 2007) preceding the reporting period when the relevant fact occurred: ***662 099 000 (six hundred sixty-two thousand ninety nine) thousand rubles.***

2.4. Net profit of the issuer in the reporting period (Q3 2007) when the relevant fact (facts) occurred: ***1 384 145 000 (one million three hundred eighty four thousand and one hundred forty five) thousand rubles.***

2.5. Change in the net profit in absolute and relative (percentage) terms:

Absolute change in the net profit: ***722 036 000 (seven hundred twenty two thousand and thirty six) thousand rubles.***

Percentage change in the net profit: ***109.05%.***

3. Signature

3.1. Acting General Director
OJSC «CenterTelecom» ____________ A.A. Lutskiy
Seal

3.2. Date: October 30, 2007.

3.3. Chief Accountant
OJSC «CenterTelecom» ____________ A.D. Kartashov

3.4. Date: October 30, 2007.

№ 82-5198
Rule 12g3-2(b)
exemption

CENTER TELECOM

Company news

CenterTelecom Challenges Standard & Poor's Corporate Governance Rating

Moscow, October 25, 2007. The international rating agency Standard & Poor's increased CenterTelecom's domestic Russian corporate governance rating to CGR-5.2, up from CGR-5.0, and reaffirmed the international corporate governance rating of 5.0 and, according to CenterTelecom management's decision, has withdrawn a corporate governance rating for the company.

S&P had attributed the rise of the overall domestic rating to an increase in points assigned in the following categories: "Ownership structure and external influence" - up from 4.6 to 4.9; "Financial transparency, information disclosure and audit" - up from 5.3 to 5.6; and "Board of Directors' structure and efficiency" - up from 4.3 to 4.6. According to S&P's specialists, the higher rating reflected increased representation of minority shareholders on CenterTelecom's Board of Directors, which partly is the result of the state's sale of a 7% stake in early 2007.

S&P analysts assessed CenterTelecom in four categories for both international and domestic ratings, ranked from 1 to 10:

- Ownership structure and external influence — international: 4+ / domestic: 4,9 (4+/4,6 previously)
- Financial stakeholder rights and relations — 7/ 7,0 (no change)
- Financial transparency, information disclosure and audit — 5+/ 5,6 (5/5,3 previously)
- Board of Directors' structure and efficiency — 4+ / 4,6 (4/4,3 previously)

Vaagn Martirosyan, General Director, CenterTelecom, commenting on CenterTelecom management's decision challenging Standard&Poor's corporate rating, said : "We think that the results of the research into the company's corporate governance system does not reflect in full CenterTelecom's work improving its corporate governance procedures and bringing them into compliance with the highest world standards. Given the reliance of the S&P experts' opinion of CenterTelecom's corporate governance system on external factors, we think that it would be impractical to co-operate with S&P's rating procedures in the near future. However we do not exclude that in future, CenterTelecom will address Standard & Poor's for further corporate governance rating assignments."

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
pr@centertelecom.ru

№ 82-5198
Rule 12g3-2(b)
exemption

NOTICE OF MATERIAL FACTS

"INFORMATION ABOUT ACCRUED AND (OR) PAYED YIELD ON THE SECURITIES OF THE ISSUER "
"INFORMATION ABOUT TERMS OF REDEMPTION OF THE SECURITIES"

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices	*www.centertelecom.ru*

2. Contents of the notice

2.1. Type, category, series and other identification features of the securities: ***registered non-certificated (hereafter – Bonds).***

2.2. State registration number of the securities issue, date of state registration: ***4-17-00194-A of October 11, 2002.***

2.3. Name of the registering authority that has carried out state registration of the securities issue: ***Federal Commission for Securities Market of Russia.***

2.4. Executive body of the issuer making resolution on determination of the interest rate (procedure for determining of the rate) (coupon) for the bonds of the issuer: ***fixed interest yield of 0.1% of the bond par value, paid on its redemption pursuant to the Resolution on the securities issue (state registration number 4-17-00194-A of October 11, 2002) approved by OJSC "CenterTelecom" Board of Directors.***

2.5. Date of the decision making on determination of the interest rate (coupon) on the bonds of the issue: ***July 29, 2002.***

2.6. Date of execution of the Minutes of the meeting of the executive body of the issuer the decision on determination of the interest rate (coupon) on the bonds of the issue is made: ***Minutes №6 of July 29, 2002.***

2.7. Content of the liability of the issuer: ***payment of the fixed interest yield on the bonds and redemption of the bonds.***
Total amount of interest and (or) another yield due to on the bonds of the exact issue and series: ***272 272 RUR (Two hundred seventy-two thousand two hundred seventy-two rubles),*** including:
- amount of payment of fixed interest yield on the bonds: ***272 RUR (Two hundred seventy-two rubles);***
-amount of redemption of the par value of the bonds: ***272 000 RUR (Two hundred seventy-two thousand rubles).***
Amount of interest and (or) another yield due to per one bond of the issuer: ***4 004 RUR (Four thousand four rubles),*** including:
- amount of interest yield per one bond: ***4 RUR (Four rubles);***
- Par value of one bond due to redemption: ***4 000 RUR (Four thousand rubles).***

2.8. Form of yield payment on the securities of the issuer: ***in rubles of the Russian Federation by cash at pay desk of the Company or by bank transfer to bank account.***

2.9. Date the liability on payment of yield on securities of the issuer (yield, (interest, par value) on the bonds) is executed or in case, the liability should be executed within the certain terms (period of time) – the date of termination of this term: ***September 30, 2007 (due to September 30,2007- date of termination of the payment period, fixed by Resolution on the securities issue is a nonworking day, the next first coming working day is considered a termination day, namely, October 1, 2007.*** .

2.10. Total amount of interest and (or) another yield due to on the bonds of the exact issue and series:***168 168 RUR (One hundred sixty – eight thousand one hundred sixty-eight rubles).***

2.11. Fact of execution of the liability or no-execution (default) of the issuer; in case of no-execution by the issuer of the liabilities – the reason of no-execution- and for monetary liability it may be expressed in monetary terms, - as well the not-executed amount of this liability in monetary terms: ***the liability is not executed in the amount of 104 104 RUR (One hundred four thousand one hundred four rubles) because of no attendance of the bondholders.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ____________ V.A. Martirosyan
Seal

3.2. Date: October 1. 2007.

No 82-5198
Rule 12g3-2(b)
exemption

A LIST OF AFFILIATED PERSONS (ENTITIES)

Open joint stock
«Central telecommunication company »

Issuer code: 00194-A

as of 30.06.2007

Legal address : 23, Proletarskaya str., 141400, Khimki, Moscow region

The list information is a subject of a disclosure pursuant to legislation of the Russian Federation.

Web site address: www.centertelecom.ru

General director V.A.Martirosyan

«___»__________2007

Issuer's codes
INN 5000000970 OGRN 1025006174710

I. List of affiliated persons (entities) as of 30.06.2007.

№	Full corporate name (name of a non-profit entity or full name of a affiliated person)	Registered address of a legal entity or place of residence of a native person (to be indicated only subject of a native person agreement)	A base (bases), a person (entity) is recognized affiliated	*Date a base (bases) occurs*	Share of affiliated person (entity)in the Company's charter capital %	Share of ordinary shares of the Company belonging to affiliated person (entity) %
1	2	3	4	5	6	7
1.	***Alexeev Mikhail Alexeevich***	*Moscow*	*A person is the Company's Board of Directors (Supervisory Board) member*	*18.06.2007*	-	-
2.	***Arutyunov Nikolay Bagratovich***	*Moscow*	*A person is the Company's Board of Directors (Supervisory Board) member*	*18.06.2007*	-	-
3.	***Erofteeva Ekaterina Sergeevna***	*Moscow*	*A person is the Company's Board of Directors (Supervisory Board) member*	*18.06.2007*	-	-
4.	***Kiselev Alexander Nikolaevich***	*Moscow*	*A person is the Company's Board of Directors (Supervisory Board) member*	*18.06.2007*	-	-
5.	***Kuznetsov Sergei Ivanovich***	*Moscow*	*A person is the Company's Board of Directors (Supervisory Board) member*	*18.06.2007*	-	-
6.	***Petrova Oksana Valeryevna***	*Moscow*	*A person is the Company's Board of Directors (Supervisory Board) member*	*18.06.2007*	-	-
7.	***Politshuk Viktor Abramovich***		*A person is the Company's Board of Directors (Supervisory Board) member*	*18.06.2007*	-	-
8.	***Savchenko Viktor Dmitrievich***	*Moscow*	*A person is the Company's Board of Directors (Supervisory Board) member*	*18.06.2007*	-	-

9.	***Selvich Elena Petrovna***	*Moscow*	*A person is the Company's Board of Directors (Supervisory Board) member*	*18.06.2007*	-	-
10.	***Tsiganov Maxim Yuryevich***	*Moscow*	*A person is the Company's Board of Directors (Supervisory Board) member*	*18.06.2007*	-	-
11.	***Shevtshuk Alexander Viktorovich***	*Moscow*	*A person is the Company's Board of Directors (Supervisory Board) member*	*18.06.2007*	-	-
12.	***Martirosyan Vaagn Artavazdovich***	*Moscow*	*A person execute powers of a sole executive body of the Company*	*07.06.2007*	-	-
			A person is a collective executive body member of the Company	*08.06.2007*		
			A person is related to the group of persons the joint stock Company is related to.	*07.06.2007*		
13.	***Antyushin Pavel Valeryevich***	*Moscow*	*A person is a collective executive body member of the Company*	*02.08.2006*	-	-
14.	***Gribov Alexander Pavlovich***	*Moscow*	*A person is a collective executive body member of the Company*	*02.08.2006*	-	-
15.	***Karmanov Dmitri Valeryevich***	*Moscow*	*A person is a collective executive body member of the Company*	*02.08.2006*	-	-
16.	***Kartashov Andrei Dmitrievich***	*Moscow*	*A person is a collective executive body member of the Company*	*02.08.2006*	-	-
17.	***Kirillov Alexander Ivanovich***	*Moscow*	*A person is a collective executive body member of the Company*	*02.08.2006*	-	-
18.	***Lutski Alexander Alexandrovich***	*Moscow*	*A person is a collective executive body member of the Company*	*02.08.2006*	-	-
19.	***Nazarov Sergei Viktorovich***	*Moscow*	*A person is a collective executive body member of the Company*	*02.08.2006*	-	-
20.	***Parkhomenko Dmitri Anatolyevich***	*Moscow*	*A person is a collective executive body member of the Company*	*25.11.2006*	-	-
21.	***OJSC "Telecommunications and Informatics" of Republic Dagestan***	*3. Rasula Gamzatova str., 367000. Republic Dagestan*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.1995*	-	-
22.	***CJSC "Mobile***	*55. bld.2. Plustchikha str.,119121.*	*An entity is related to the group of*	*15.09.1998*	-	-

	telecommunications"	*Moscow*	*persons the joint stock Company is related to.*			
23.	***CJSC "Startcom"***	*6, 2-nd. Spasonalivkovskiy per.117909, Moscow, GSP-1*	*An entity is related to the group of persons the joint stock Company is related to.*	*20.08.1998*	-	-
24.	**CJSC "FK Telecommunications"**	*14, Volgogradskiy pr., 109316, Moscow.*	*An entity is related to the group of persons the joint stock Company is related to.*	*15.07.1998*	-	-
25.	***OJSC "VolgaTelecom"***	*Svyaz bld., Maxim Gorki sq.,603000, Nizhni Novgorod*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.1995*	-	-
26.	***OJSC "Giprosvyaz"***	*11, 3-d Khoroshevskaya str.,123298, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*30.05.1997*	-	-
27.	***OJSC "Far East Telecommunications Company"***	*57, Svetlanskaya str.,690950, Vladivostok*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.1995*	-	-
28.	***OJSC "Kostroma city telecommunications network"***	*6, Gagarina str., 156026, Kostroma*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.1995*	*0,00045%*	*0,00060%*
29.	***OJSC "Moscow city telecommunications network"***	*12, bld. 3, Petrovski bul, 103051, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.1995*	-	-
30.	***OJSC "North West Telecom"***	*14/26 Gorokhovaya str., 191186, St. Petersburg*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.1995*	-	-
31.	***OJSC "SibirTelecom"***	*53, M. Gorki str. 630099, Novosibirsk*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.1995*	-	-
32.	***OJSC "Uralsvyazinform"***	*11, Moscovskaya str., 620014, Ekaterinburg*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.1995*	-	-
33.	***OJSC "Central Telegraph"***	*7, Tverskaya str., 125375,РФ,Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*30.05.1997*	-	-
34.	***OJSC "South Telecommunications Company"***	*66, Karasunskaya str., 350000, Krasnodar*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.1995*	-	-

35.	***OJSC "Long-distance and International telecommunications Rostelecom"***	*15, Dostoevskogo str., 191002,St. Petrsburg*	*An entity is related to the group of persons the joint stock Company is related to.*	*30.05.1997*	-	-
36.	***OJSC "Svyazintek"***	*55, bld.2, Plutschikha str., 119121, Moscow*	*An entity is related to the group of persons the joint stock Company is related to (affiliated via members of the management bodies)*	*06.07.2006*	-	-
37.	***Non-state pension fund "Telecom – Soyuz"***	*48, Myasnitskay str., 107078, Moscow*	*An entity is related to the group of persons the joint stock Company is related to (affiliated via members of the management bodies)*	*02.03.2007*	-	-
38.	***OJSC "National payphone network"***	*74a, Engels av.,194214, St. Petersburg*	*An entity is related to the group of persons the joint stock Company is related to.*	*30.09.2005*	-	-
39.	***Non-profit partnership "Research and development center on telecommunications"***	*55 bld.2, Plustchikha str., 119121, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*2002*	-	-
40.	***CJSC «Insurance Company of telecommunications employees trade union «Costars»»***	*2, Pavla Korchagina str., 129278, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.1995*	-	-
41.	***Daughter CJSC «Armavir telecommunications plant»***	*1-a Urupskaya str., 352903, Armavir, Krasnodarskiy Kray*	*An entity is related to the group of persons the joint stock Company is related to.*	*11.03.1999*	-	-
42.	***CJSC «Altay investment company «ALTINCOM»***	*74, International str., 656049, Barnaul*	*An entity is related to the group of persons the joint stock Company is related to.*	*30.11.2002*	-	-
43.	***CJSC «Altel»***	*54-B, Lenina av.,656099, Barnaul*	*An entity is related to the group of persons the joint stock Company is related to.*	*30.11.2002*	-	-
44.	***CJSC «Baykalvestcom»***	*68, 20d Zheleznodorozhnaya str., 664005, Irkutsk*	*An entity is related to the group of persons the joint stock Company is related to.*	*30.11.2002*	-	-
45.	***CJSC «Vestelcom»***	*26 Sustchevskiy val str., 127018, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*10.10.2002*	-	-

46.	***CJSC «Globalstar space telecommunications»***	*25, bld.2, Dubovaya Rostcha str.,147427, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*20.09.1996*	-	-
47.	***CJSC «Eniseytelecom»***	*20, Kachinskaya str., 660020, Krasnoyarsk*	*An entity is related to the group of persons the joint stock Company is related to.*	*30.11.2002*	-	-
48.	***CJSC "Public telephone Saratov"***	*40, Kiseleva str., 410600, Saratov*	*An entity is related to the group of persons the joint stock Company is related to.*	*01.12.2002*	-	-
49.	***CJSC "Nizhniy Novgorod cellular telecommunications"***	*"Svyaz House.", M. Gorkogo sq., 603000, N. Novgorod*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.1995*	-	-
50.	***CJSC «Nizhegorodteleservice»***	*"Svyaz House.", M. Gorkogo sq., 603000, N. Novgorod*	*An entity is related to the group of persons the joint stock Company is related to.*	*26.02.1997*	-	-
51.	***«Novgorod datacom» LLC***	*22, Industrialnaya str.,Pankovka, 173526, Velikiy Novgorod.*	*An entity is related to the group of persons the joint stock Company is related to.*	*15.06.2005*	-	-
52.	***CJSC«Orenburg GSM»***	*11, Volodarskogo str., 460000, Orenburg*	*An entity is related to the group of persons the joint stock Company is related to.*	*01.12.2002*	-	-
53.	***«Permtelecom» LLC***	*45, Podlesnaya str., 614097.Perm*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.1995*	-	-
54.	***CJSC«Rostelegraph»***	*7, Tverskaya str., 103375,Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.1995*	-	-
55.	***CJSC «RTK-Center»***	*15a, Kalanchevskaya str., 107078, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*14.05.1997*	-	-
56.	***CJSC«Ulyanovsk-GSM»***	*52, Goncharova str., 432063, Ulyanovsk*	*An entity is related to the group of persons the joint stock Company is related to.*	*01.12.2002*	-	-
57.	***CJSC «Digital telecommunications»***	*20, Shumilova str., 428031, Cheboksary*	*An entity is related to the group of persons the joint stock Company is related to.*	*01.12.2002*	-	-
58.	***OJSC «NGTS-Page"***	*15/3 Vistavochnaya str., 630078, Novosibirsk*	*An entity is related to the group of persons the joint stock Company is related to.*	*29.12.2000*	-	-

59.	***OJSC «Regional information networks»***	*1, Trudovaya str., 630099, Novosibirsk*	*An entity is related to the group of persons the joint stock Company is related to.*	*29.12.2000*	-	-
60.	***OJSC«Stavtelecom» after V.I.Kuzminova***	*10/12, Oct. Revolutsii av. 355035, Stavropol*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.1995*	-	-
61.	***CJSC «AMT»***	*24, B. Morskaya str., 191186, St. Petersburg*	*An entity is related to the group of persons the joint stock Company is related to.*	*26.12.2001*	-	-
62.	***«Bona» LLC***	*45, Troitskiy pr.163061,Arkhangelsk*	*An entity is related to the group of persons the joint stock Company is related to.*	*21.11.2001*	-	-
63.	***CJSC «Ural Inform TV»***	*2, Krupskoy str. 614060 Perm*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.1995*	-	-
64.	***«Factorial-99» LLC***	*47, Bratskiy per., 344082,Rostov-on-Don*	*An entity is related to the group of persons the joint stock Company is related to.*	*06.11.1997*	-	-
65.	***Private security company «Rostelecom - security» LLC***	*2, bld.2, Deguninskaya str., 127486, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*29.07.2002*	-	-
66.	***«Arttelecom service» LLC***	*4, Priorova pr., 163071,Arkhangelsk*	*An entity is related to the group of persons the joint stock Company is related to.*	*21.11.2001*	-	-
67.	***Private security company «Defense»LLC***	*47/1 Sovetskaya str., 400005, Volgograd*	*An entity is related to the group of persons the joint stock Company is related to.*	*11.03.2002*	-	-
68.	***«Intmashservice» LLC***	*8, Golubinskaya str., 400131, Volgograd*	*An entity is related to the group of persons the joint stock Company is related to.*	*23.04.1997*	-	-
69.	***CJSC «Centel»***	*7, Tverskaya str., 125375, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*26.03.1998*	-	-
70.	***CJSC «Open communications»***	*7, Tverskaya str., 125375, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*07.08.2000*	-	-
71.	***CJSC «Incom»***	*27/26 bld.3, Zubovskiy b., 121021, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*28.08.2000*	-	-

72.	***CJSC «Moscow center of new technologies and telecommunications»***	*46 Arbat str., 121002, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*09.10.2002*	-	-
73.	***«Boarding house Malakhit» LLC***	*15, Stcherbaka str., 334200, Yalta, Ukrain*	*An entity is related to the group of persons the joint stock Company is related to.*	*28.08.2000*	-	-
74.	***«South-Giprosvuaz» LLC***	*67, Gagarina str., 350062, Krasnodar*	*An entity is related to the group of persons the joint stock Company is related to.*	*24.12.2002*	-	-
75.	***«Svyaz Project Service» LLC***	*11, 3-d Khoroshevskaya str., 123298, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*19.04.1999*	-	-
76.	***«Giprosvyaz-Consulting» LLC***	*11, 3-d Khoroshevskaya str., 123298, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*11.03.1999*	-	-
77.	***OJSC «Tatincom-T»***	*20-a, Lomjinskaya str., 420140, Kazan, Tatarstan*	*An entity is related to the group of persons the joint stock Company is related to.*	*13.10.2003*	-	-
78.	***OJSC «Information commercial networks «OMPIKS»»***	*10, Tereshkovoy str., 460018, Orenburg*	*An entity is related to the group of persons the joint stock Company is related to.*	*30.06.2004*	-	-
79.	***OJSC «JSC of telephone network development «Mobiltelecom»»***	*7, Sukhe-Bator str., 670000, Ulan-Ude*	*An entity is related to the group of persons the joint stock Company is related to.*	*30.06.2004*	-	-
80.	***OJSC«SPA complex «Orbita»»***	*352840, Krasnodarskiy Kray, Tuapse Region, Olginka village*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.12.2000*	-	-
81.	***«RSU-Telecom» LLC***	*18/2/B, Stachek pr., 198095,St. Petersburg*	*An entity is related to the group of persons the joint stock Company is related to.*	*25.11.2003*	-	-
82.	***«RPK Svyazist» LLC***	*Leningrad region., Preozersk, Petrovskoye*	*An entity is related to the group of persons the joint stock Company is related to.*	*26.11.2003*	-	-
83.	***CJSC «IK Svyaz»***	*60 Lenina str., Siktikvkar, Komi Republic*	*An entity is related to the group of persons the joint stock Company is related to.*	*01.10.2004*	-	-
84.	***«Giprosvyaz-Sibiria»LLC***	*33, Gorkogo str., 630099, Novosibirsk*	*An entity is related to the group of persons the joint stock Company is related to.*	*26.01.2004*	-	-

85.	***«UTK-Finance» LLC***	*66, Karasunskaya str., 350000, Krasnodar*	*An entity is related to the group of persons the joint stock Company is related to.*	*19.03.2003*	-	-
86.	***CJSC «Transsvyaz»***	*2a Chaadaeva str., 603035, N. Novgorod*	*An entity is related to the group of persons the joint stock Company is related to.*	*30.09.2004*	-	-
87.	***CJSC «Chita NET»***	*22, Chaikovskogo str., 672090,Chita*	*An entity is related to the group of persons the joint stock Company is related to.*	*25.08.2004*	-	-
88.	***«TO Accent» LLC***	*235, Kommunarov str., 350020, Krasnodar*	*An entity is related to the group of persons the joint stock Company is related to.*	*30.09.2004*	-	-
89.	***«SZT-Finance» LLC***	*26, B. Morskaya str., 191186, St. Petersburg*	*An entity is related to the group of persons the joint stock Company is related to.*	*11.10.2004*	-	-
90.	***CJSC TRK «Foton»***	*30, Zheleznodorozhnaya str., 350001, Krasnodar*	*An entity is related to the group of persons the joint stock Company is related to.*	*01.10.2004*	-	-
91.	***CJSC «Ural telephone company»***	*18 B, Tekhnicheskaya str., 620090, Ekaterinburg*	*An entity is related to the group of persons the joint stock Company is related to.*	*31.03.2005*	-	-
92.	***«Giprosvyaz North-West» LLC***	*11a, Konstantinovskiy pr., 197110, St. Petersburg*	*An entity is related to the group of persons the joint stock Company is related to.*	*01.02.2005*	-	-
93.	***CJSC «RTCOM»***	*15, Kosareva str., 430031, Saransk*	*An entity is related to the group of persons the joint stock Company is related to.*	*09.03.2005*	-	-
94.	***«Wireless information technologies» LLC***	*220, Lenina str., Yuzhno-Sakhalinsk*	*An entity is related to the group of persons the joint stock Company is related to.*	*30.06.2005*	-	-
95.	***CJSC «Integrator.Ru»***	*57, Svetlanskaya str., 690950, Vladivostok*	*An entity is related to the group of persons the joint stock Company is related to.*	*30.06.2005*	-	-
96.	***«Nizniy Novgorod teleservice»***	*"Svyaz House.", M. Gorkogo sq., 603000, N. Novgorod*	*An entity is related to the group of persons the joint stock Company is related to.*	*30.09.2005*	-	-
97.	***CJSC «Sakhalinugol-telecom»***	*32, K. Marksa str., 693000, Yuzhno-Sakhalinsk*	*An entity is related to the group of persons the joint stock Company is*	*30.09.2005*	-	-

			related to.			
98.	***«Vyatkasvyazservice» LLC***	*43/1, Drelevskogo str., 610000, Kirov*	*An entity is related to the group of persons the joint stock Company is related to.*	*01.12.2002*	-	-
99.	***CJSC «Yugsvyazstroy»***	*110/1, Ayvazovskogo str., 350040,Krasnodar*	*An entity is related to the group of persons the joint stock Company is related to.*	*24.01.2001*	-	-
100	***OJSC «A-svyaz»***	*7, Shevchenko str., 675000, Blagoveschensk*	*An entity is related to the group of persons the joint stock Company is related to.*	*23.06.2006*	-	-
101	***CJSC «ATS-32»***	*94, Mira av., 664002. Irkutsk*	*An entity is related to the group of persons the joint stock Company is related to.*	*27.06.2006*	-	-
102	***CJSC «Zebra Telecom»***	*24/3, Trubnaya str., 103051, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*14.06.2006*	-	-
103	***CJSC «Globus- Telecom»***	*38, Obraztsova str., 127018, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*04.04.2006*	-	-
104	***«Telecomcenter» LLC***	*33/4, Dmitrovskoye sh., 127550, Moscow*	*An entity is related to the group of persons the joint stock Company is related to.*	*26.04.2006*	-	-
105	***«Parma-Inform» LLC***	*160. Internatsionalnaya str., 167982, Siktikvkar, Komi Republic*	*An entity is related to the group of persons the joint stock Company is related to.*	*19.09.2006*	-	-
106	***CJSC«Saratov-Mobile»***	*40, Kiseleva str., 410600, Saratov*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.2006*	-	-
107	***CJSC «Saratov Mobile»***	*1/3 Kuprina str.,.440606, Penza*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.2006*	-	-
108	***CJSC «Chuvashiya Mobile»***	*83. Ivanova str., 428018.Cheboksari*	*An entity is related to the group of persons the joint stock Company is related to.*	*18.09.2006*	-	-
109	***CJSC «St. Petersburg information company» («SPiC»)***	*St. Petersburg*	*An entity is related to the group of persons the joint stock Company is related to.*	*05.12.2006*	-	-
110	***CJSC «ATS-41»***	*11a/1. Pionerskaya str., 665708, Bratsk*	*An entity is related to the group of persons the joint stock Company is*	*18.12.2006*	-	-

			related to.			
111	***CJSC «Petersburg Transit Telecom»***	*St. Petersburg*	*An entity is related to the group of persons the joint stock Company is related to.*	*22.01.2007*	-	-
112	***OJSC «Sakhatelecom»***	*22, Kurashova str., 677000, Yakutsk*	*An entity is related to the group of persons the joint stock Company is related to.*	*25.01.2007*	-	-
113	***Akulich Vladimir Alexandrovich***	*St. Petrsburg*	*A person is related to the group of persons the joint stock Company is related to.*	*23.08.2006*	-	-
114	***Alexeev Anton Alexeevich***	*St. Petersburg*	*A person is related to the group of persons the joint stock Company is related to.*	*01.02.2005*	-	-
115	***Andreev Alexander Vladimirovich***	*Kaliningrad*	*A person is related to the group of persons the joint stock Company is related to.*	*16.06.2006*	-	-
116	***Gamzatov Gamzat Bilalovich***	*Makhachkala*	*A person is related to the group of persons the joint stock Company is related to.*	*02.08.2006*	-	-
117	***Erokhin Dmitriy Evgenyevich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*03.11.2003*	-	-
118	***Isaev Alexander Ivanovich***		*A person is related to the group of persons the joint stock Company is related to.*	*02.04.2007*	-	-
119	***Omelchenko Sergey Valeryevich***	*N. Novgorod*	*A person is related to the group of persons the joint stock Company is related to.*	*26.04.2005*	-	-
120	***Sisoev Alexander Abramovich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*27.06.2006*	-	-
121	***Ufimkin Anatoliy Yakovlevich***	*Ekaterinburg*	*A person is related to the group of persons the joint stock Company is related to.*	*29.01.2007*	-	-
122	***Andreev Andrey Gennadyevich***	*Vladimir*	*A person is related to the group of persons the joint stock Company is related to.*	*21.06.2002*	-	-

123	***Boytsev Alexander Viktorovich***	*Ryazan*	*A person is related to the group of persons the joint stock Company is related to.*	*21.04.2006*	-	-
124	***Boyarov Anatoliy Dmitrievich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*24.06.2006*	-	-
125	***Birdin Dmitriy Alexandrovich***	*Tver*	*A person is related to the group of persons the joint stock Company is related to.*	*22.03.2007*	-	-
126	***Kopachenko Leonid Nikolaevich***	*Vladimir*	*A person is related to the group of persons the joint stock Company is related to.*	*14.10.2004*	-	-
127	***Kopitin Alexander Anatolyevich***	*Ivanovo*	*A person is related to the group of persons the joint stock Company is related to.*	*20.06.2005*	-	-
128	***Kostenko Vitaliy Stepanovich***	*Tver*	*A person is related to the group of persons the joint stock Company is related to.*	*25.04.2005*	*0,00002%*	*0,00000%*
129	***Lepikhov Yuriy Nikolaevich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*31.10.2006*	*0,00204%*	*0,00272%*
130	***Papulin Andrey Borisovich***	*Ivanovo*	*A person is related to the group of persons the joint stock Company is related to.*	*28.04.2006*	-	-
131	***Sushilin Georgiy Mikhailovich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*11.05.2007*	-	-
132	***Utkin Valeriy Vladimirovich***	*г.Тверь*	*A person is related to the group of persons the joint stock Company is related to.*	*17.11.2006*	-	-
133	***Ushakov Valeriy Alexandrovich***	*Ryazan*	*A person is related to the group of persons the joint stock Company is related to.*	*27.07.2005*	*0,00036%*	*0,00010%*
134	***Shepelev Oleg Ivanovich***	*Ivanovo*	*A person is related to the group of persons the joint stock Company is related to.*	*09.10.2006*	-	-
135	***Yurkin Vladimir Ivanovich***	*Vladimir*	*A person is related to the group of persons the joint stock Company is related to.*	*21.04.2006*	*0,00002%*	*0,00003%*

136	***Kalinin Andrey Evgenyevich***	*Saratov*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
137.	***Petrov Mikhail Viktorovich***	*N. Novgorod*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*		
138	***Pizhov Alexander Anatolyevich***	*Orenburg*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
139	***Ivanov Dmitriy Vladimirovich***	*Ulyanovsk*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
140	***Gorshenin Vladimir Vladimirovich***	*Cheboksary*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
141	***Dolzhenkov Alexey Borisovich***	*Kirov*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
142	***Momotenko Nikolay Petrovich***	*Orenburg*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
143	***Monakhov Oleg Olegovich***	*Saransk*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
144	***Zakharov Sergey Anatolyevich***	*N. Novgorod*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
145	***Sumin Yuriy Afanasyevich***	*N. Novgorod*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
146	***Nelyubov Dmitriy Valentinovich***	*Saratov*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
147	***Meyelkin Sergey Nikolaevich***	*Penza*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
148	***Dubinin Vlpadimir Ilyich***	*Cheboksary*	*A person is related to the group of persons the joint stock Company is*	*31.03.2007*	-	-

			related to.			
149	***Polistchuk Vladimir Petrovich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
150	***Krasnoborodko Mikhail Ivanovich***	*St. Petrsburg*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
151	***Nikolaev Nikolay Vasilyevich***	*Yakutsk*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
152	***Popov Evgeniy Yuryevich***	*Yu. Sakhalinsk*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
153	***Skrilnikov Alexey Mikhailovich***	*Vladivostok*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
154	***Lupir Alexander Vasilyevich***	*Yu. Sakhalinsk*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
155	***Efimov Vladimir Pavlovich***	*Blagovestchensk*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
156	***Afanasyev Anatoliy Ivanovich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
157	***Shedenkov Oleg Stanislavovich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
158	***Ostapchuk Alexey Vasilyevich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
159	***Petrov Andrey Leonidovich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
160	***Drinkin Gennadiy Sergeevich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
161	***Rikolenko Olga Efimovna***	*Yalta*	*A person is related to the group of persons the joint stock Company is*	*31.03.2007*	-	-

			related to.			
162	***Kaledin Viktor Mikhaylovich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
163	***Matrenin Vasiliy Fedorovich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
164	***Bulgakova Marina Vladilenovna***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
165	***Kuchko Alexander Yuryevich***	*St. Petersburg*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
166	***Sokolov Vladimir Alexandrovich***	*St. Petersburg*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
167	***Sopov Igor Sergeevich***	*V. Novgorod*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
168	***Vinogradov Yuriy Nikolaevich***	*St. Petersburg*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
169	***Bukin Sergey Grigoryevich***	*St. Petersburg*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
170	***Rozhkov Eduard Anatolyevich***	*Siktivkar*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
171	***Stcherbakov Sergey Vladimirovich***	*St. Petersburg*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
172	***Vavilin Alexander Alexandrovich***	*Arkhangelsk*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
173	***Agalakov Alexander Yurievich***	*Siktivkar*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
174	***Naboka Alexander Ivanovich***	*Barnaul*	*A person is related to the group of persons the joint stock Company is*	*31.03.2007*	-	-

			related to.			
175	***Shapovalov Vladimir Nikolaevich***	*Irkutsk*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
176	***Ivanov Sergey Mikhaylovich***	*Krasnoyarsk*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
177	***Levin Dmitriy Nikolaevich***	*Novosibirsk*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
178	***Antropov Vladimir Nikolaevich***	*Chita*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
179	***Mayba Vladimir Vasilyevich***	*Irkutsk*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
180	***Aganin Alexey Alexeevich***	*Bratsk*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
181	***Izotov Alexey Viktorovich***	*Ulan-Ude*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
182	***Litvishko Sergey Alexeevich***	*Novosibirsk*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
183	***Polivkin Fedor Pavlovich***	*Barnaul*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
184	***Trefilov Sergey Leonidovich***	*Ekaterinburg*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
185	***Zelenkov Vladimir Anatolyevich***	*Perm*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
186	***Tsvet Galina Vladimirovna***	*Perm*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
187	***Terentyev Kirill Sergeevich***	*Moscow*	*A person is related to the group of persons the joint stock Company is*	*31.03.2007*	-	-

			related to.			
188	***Lantukh Vladislav Vladimirovich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
189	***Kusykov Vasiliy Grigoryevich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
190	***Evtushenko Konstantin Vladimirovich***	*Krasnodar*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
191	***Zemtsev Alexander Vladimirovich***	*Stavropol*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
192	***Lukashev Dmitriy Gennadyevich***	*Krasnodar*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
193	***Bogachev Alexander Nikolaevich***	*Krasnodar*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
194	***Krukhmalev Andrey Vladimirovich***	*Rostov – on - Don*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
195	***Rodin Egor Egorovich***	*Krasnodar*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
196	***Klitochenko Igor Vladimirovich***	*Volgograd*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
197	***Sokolchik Alexander Georgievich***	*Krasnodar*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
198	***Minnikhanov Kamil Mukhammedovich***	*Kazan*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
199	***Polosukin Nikolay Alexandrovich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
200	***Salyukov Vladimir Vasilyevich***	*Krasnodar*	*A person is related to the group of persons the joint stock Company is*	*31.03.2007*	-	-

			related to.			
201	***Stolyarov Viktor Vasilyevich***	*Novosibirsk*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
202	***PrilipkoViktor Ivanovich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
203	***Razumovskiy Lev Grigoryevich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
204	***Lubchenko Oleg Stepanovich***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	*31.03.2007*	-	-
205	***Kurashova Valentina Viktorovna***	*Moscow*	*A person is related to the group of persons the joint stock Company is related to.*	***31.03.2007***	-	-
206	***OJSC "investment telecommunications company"***	*55 bld.2, Plustchikha str., 119121, Moscow*	*An entity is entitled to take charge of more than 20 percent of the Company's voting shares;* *an entity is related to the group of persons the joint stock company is related to:* *- an entity is entitled to take charge of more than 50 percent of the Company's voting shares;;* *-more than 50% of the Company's Board of Directors members are elected based on the entity's proposals*	*10.10.1995*	*38.01654%*	*50.68849%*
207	***CJSC "SenterTelecomService"***	*23, Proletarskaya str.,141400, Khimki, Moscow region*	*A joint stock company is entitled to take charge of more than 20 percent of total number of votes related to stocks (deposits, shares) forming charter(deposit) capital of the entity*	*01.04.2003*	-	-
208	***CJSC "Vladimir Teleservice"***	*20, Gorokhovaya str., 600017,Vladimir*	*A joint stock company is entitled to take charge of more than 20 percent of total number of votes related to stocks (deposits, shares) forming*	*30.11.2002*	-	-

			charter(deposit) capital of the entity			
209	***CJSC "Ryazan Region Telecom"***	*36, Svobody str., 390006,Ryazan*	*A joint stock company is entitled to take charge of more than 20 percent of total number of votes related to stocks (deposits, shares) forming charter(deposit) capital of the entity*	*30.11.2002*	-	-
210	***CJSC "TeleRoss - Voronezh"***	*25, Krasnoarmeyskaya str., 394000, Voronezh*	*A joint stock company is entitled to take charge of more than 20 percent of total number of votes related to stocks (deposits, shares) forming charter(deposit) capital of the entity*	*30.11.2002*	-	-
211	***"Telecom - Stroy" LLC***	*9a, 3d Belinskaya str., Ivanovo*	*A joint stock company is entitled to take charge of more than 20 percent of total number of votes related to stocks (deposits, shares) forming charter(deposit) capital of the entity*	*30.11.2002*	-	-
212	***"Vladimir payphone" LLC***	*32-a, Sroiteley av., 620014,Vladimir*	*A joint stock company is entitled to take charge of more than 20 percent of total number of votes related to stocks (deposits, shares) forming charter(deposit) capital of the entity*	*30.11.2002*	-	-
213	***"MobilCom" LLC***	*17, Mira str.,600017, Vladimir*	*A joint stock company is entitled to take charge of more than 20 percent of total number of votes related to stocks (deposits, shares) forming charter(deposit) capital of the entity*	*30.11.2002*	-	-
214	***"TverTelecom" LLC***	*24, Novotorzhskaya str., 170000, Tver*	*A joint stock company is entitled to take charge of more than 20 percent of total number of votes related to stocks (deposits, shares) forming charter(deposit) capital of the entity*	*18.05.1998*	-	-
215	***"Telecom-Terminal" LLC***	*13, Lenina av.,153000, Ivanovo*	*A joint stock company is entitled to take charge of more than 20 percent of total number of votes related to stocks (deposits, shares) forming charter(deposit) capital of the entity*	*30.11.2002*	-	-
216	***CJSC «Teleport Ivanovo»***	*28, Stepanova str.,153000, Ivanovo*	*A joint stock company is entitled to take charge of more than 20 percent of total number of votes related to*	*26.07.2005*	-	-

			stocks (deposits, shares) forming charter(deposit) capital of the entity			
217	**Production and development entity "Svyaz-Service-Irga"**	21, Esenina str., 390046,Ryazan	A joint stock company is entitled to take charge of more than 20 percent of total number of votes related to stocks (deposits, shares) forming charter(deposit) capital of the entity	30.11.2002	-	-
218	**OJSC "Russian telecommunications network"**	2/15, Maroseyka str., 101000,Moscow	A joint stock company is entitled to take charge of more than 20 percent of total number of votes related to stocks (deposits, shares) forming charter(deposit) capital of the entity	02.03.2004	-	-
219	**OJSC "Rinfotels"**	43, Esenina str., 390023,Ryazan	A joint stock company is entitled to take charge of more than 20 percent of total number of votes related to stocks (deposits, shares) forming charter(deposit) capital of the entity	30.11.2002	0.00109%	0.00145%
220	**CJSC «ATS»**	22-a,Novotorzhskaya str.,170000, Tver	A joint stock company is entitled to take charge of more than 20 percent of total number of votes related to stocks (deposits, shares) forming charter(deposit) capital of the entity	21.11.2005г.	0.01140%	0.01519%
221	**OJSC «TeleNET»**	28, Simeonovskaya str.,170000,Tver	An entity is related to the group of persons the joint stock Company is related to.	23.11.2005	-	-
222	**«Operator center» LLC**	27,Volodarskogo str.,170000,Tver	An entity is related to the group of persons the joint stock Company is related to.	23.11.2005	-	-
223	**CJSC «Rosnet International»**	2/15, Maroseyka str., 101000,Moscow	An entity is related to the group of persons the joint stock Company is related to.	03.03.2004	-	-

Changes in the List of Affiliated Persons made during the period

from 01.04.2007 to 06.04.2007.

№	Subject-matter of the change entry				Date of the change inception	Date of entering the change in the List of Affiliated Petrsons
1.	***Inclusion into the list of the affiliated persons in connection with nomination as the sole executive body of a person ,relating to the group of persons, the joint stock Company is related to.***				***02.04.2007***	***06.04.2007***
Information about the affiliated person before the change						
	2	3	4	5	6	7
	-	-	-	-	-	-
	2	3	4	5	6	7
	Isaev Alexander Ivanovich		*A person is related to the group of persons the joint stock Company is related to.*	-	-	-

Nº 82 - 5198
Rule 12g3-2(b)
exemption

RECEIVED
2007 NOV 14 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

QUARTERLY REPORT

Open Joint-Stock Company

"Central Telecommunication Company"

Code of the Issuer:	**0**	**0**	**1**	**9**	**4**	**–**	**A**

for the IInd quarter of 2007

Domicile: ***23 Proletarskaya Street, Khimki, the Moscow Region, 141400, Russia***

Mailing address: ***6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia***

The information in this quarterly report is disclosed pursuant to applicable law of the Russian Federation on securities

Acting General Director of OJSC "CenterTelecom"
As per Order of the Director General of OJSC "CenterTelecom" No. 185/k dated 08.08.2007 ____________ (signature) ***V.M. Kondratov***

Date "14" August 2007

Acting Chief Accountant of OJSC "CenterTelecom"
As per Order of the Director General of OJSC "CenterTelecom" No. 590/o dated 30.07.2007 ____________ (signature) ***O.A.Antonova***

Date "14" August 2007

Seal

Contact person: ***Head of Securities and Capital Markets Department at the Corporate Secretary Board - Ms Natalya A. Sudareva***

Tel.: ***(495) 793-23-42***

Fax: ***(495) 793-24-38***

E-mail address: ***ocb@centertelecom.ru***

The information disclosed in this quarterly report is posted at: ***www.centertelecom.ru***

Table of contents

Introduction

Grounds for the Issuer's responsibility to disclose information in the form of a quarterly report. Responsibility to disclose information in the form of a quarterly report is borne by open joint-stock company "Central Telecommunications Company" (hereinafter referred to as the Issuer, Company) in compliance with Clause 5.1 of the Regulation on information disclosure by the issuers of emission securities of the Federal Service for Financial Markets approved by the Order of the Federal Service for Financial Markets of Russia No. 06-117/pz-n dated 10.10.2006 because:

a) registration of securities prospectus took place in relation to the securities of the Issuer;
b) state registration of securities issue was accompanied by registration of securities issue prospectus and placement of such securities was carried out through public offering;
c) the issuer is a joint stock company created by privatization of a state enterprise in compliance with privatization plan approved in the due order and being the issuer's securities issue prospectus on the date of its approval and the said privatization plan provided for the possibility to alienate the shares of the issuer to more than 500 purchasers.

This quarterly report contains estimates and forecasts of the authorized governing bodies of the Issuer regarding future events and/or developments, development outlook for the industry where the Issuer does business, and results of the Issuer's business activities, including the Issuer's prospects and plans, probability of certain event occurrences and undertaking certain actions. Investors are advised not to rely fully on the estimates and forecasts made by the Issuer's governing bodies, as actual results of the Issuer's activities in future may deviate from the forecast ones due to a number of reasons. Purchases of securities carry inherent risks outlined in this quarterly report.

I. Background of persons-members of the Issuer's management bodies, information on bank accounts, the auditor, appraiser, and financial consultant of the Issuer, and other persons who signed the quarterly report

1.1. Members of the management bodies of the Issuer

The Board of Directors existing as of the end of the reporting quarter (elected by the Annual General Meeting of Shareholders of OJSC "CenterTelecom" on 18.06.2007)
The Board Chairman
Mr. Alexander N. Kiselev, born in 1962
Members of the Board of Directors:
Mr. Nikolai B. Arutyunov, born in 1964
Mr. Mikhail A. Alekseev, born in 1954
Mrs. Ekaterina S. Erofteeva, born in 1975
Mr. Sergei I. Kuznetsov, born in 1953
Mrs. Oksana V. Petrova, born in 1973
Mr. Viktor A. Polishchuk, born in 1938
Mr. Victor D. Savchenko, born in 1960
Mrs. Elena P. Selvich, born in 1968
Mr. Maksim Yu. Tsyganov, born in 1972
Mr. Aleksandr V. Shevchuk, born in 1983

The sole executive body of the Issuer –General Director
Mr. Vaagn A. Martirosyan, born in 1951

Collective executive body – the Management Board

Composition of the Management Board of OJSC "CenterTelecom" existing as of the end of the reporting quarter
Chairman:
Mr. Vaagn A. Martirosyan, born in 1951
Members of the Management Board:
Mr. Pavel V. Antyushin, born in 1977
Mr. Alexander P. Gribov, born in 1972
Mr. Dmitry V. Karmanov, born in 1975
Mr. Andrei D. Kartashov, born in 1974
Mr. Alexander Iv. Kirillov, born in 1956
Mr. Alexander A. Lutsky, born in 1972
Mr. Sergei V. Nazarov, born in 1971.
Mr. Dmitry A. Parkhomenko, born in 1972
By resolution of the Board of Directors of OJSC "CenterTelecom" dated 26.07.2007 (minutes No. 3) a new Composition of the Management Board of OJSC "CenterTelecom" was formed:
Chairman:
Mr. Vaagn A. Martirosyan, born in 1951
Members of the Management Board:
Mr. Rastyam R. Valishev
Mr. Alexander P. Gribov
Mr. Konstantin Yu. Zverev
Mr. Andrei D. Kartashov
Mr. Vadim M. Kondratov
Mr. Alexander A. Lutsky
Mrs. Victoria V. Polikarpova
Mr. Dmitry A. Parkhomenko
Mr. Yevgeny B. Stepanov
Mr. Sergey V. Yanyshev

1.2. Information on bank accounts of the Issuer

List of main bank accounts of the issuer as of the end of the reporting period:

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Settlement account of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account of the bank branch	Account type
OJSC «CenterTelecom» /General Directorate	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SAVING BANK OF RUSSIA (OJSC)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740020100852	044525225	30101810400000000225	settlement
OJSC «CenterTelecom» /General Directorate	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	JSCB Promsvyaz bank (CJSC)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	JSCB Promsvyaz bank (CJSC)	8 Tverskaya-Yamskaya Str., Moscow, 125047	7744000912	40702810000120612326	044583119	30101810600000000119	settlement
OJSC «CenterTelecom» /General Directorate	«Petrocommerts» Bank(Open Joint-Stock company)	Petrocommerts Bank (OJSC)	24 Petrovka Street, Moscow, 127051	Petrocommerts Bank (OJSC)	24 Petrovka Street, Moscow, 127051	7707284568	40702810200000002626	044525352	30101810700000000352	settlement
OJSC «CenterTelecom» /General Directorate	Open Joint-Stock Company Vneshtorgbank	Vneshtorgbank OJSC	16 Kuznetski Most Street, Moscow, 103031, Russia	Vneshtorgbank OJSC	43 Vorontsovskaya Str., Moscow, 109044	7702070139	40702810000090220287	044525187	30101810700000000187	settlement
OJSC «CenterTelecom» /General Directorate	Open Joint-Stock Company Vneshtorgbank	Vneshtorgbank OJSC	16 Kuznetski Most Street, Moscow, 103031, Russia	Vneshtorgbank OJSC	43 Vorontsovskaya Str., Moscow, 109044	7702070139	40702810200090020287	044525187	30101810700000000187	settlement
OJSC «CenterTelecom»/ General Directorate	"Bank of Moscow" (Open Joint-Stock Company)	OJSC "Bank of Moscow"	8/15 Rozhdestvenka Street, building 3, Moscow, 107996, Russia	«Nikolskoye» branch of OJSC «Bank of Moscow»	25 Nikolskaya Str., Moscow, 109012	7702000406	40702810200510000613	044525219	30101810500000000219	settlement
OJSC «CenterTelecom»/ General Directorate	Bank VTB 24 (closed joint-stock company)	VTB 24 (CJSC)	35 Myasnitskaya Str.., Moscow, 101000	VTB 24 (CJSC)	14/7 Sukharevskaya Sq., Moscow, 107045	7710353606	40702810817130017541	044525716	30101810100000000716	settlement

OJSC «CenterTelecom»/General Directorate	Bank VTB 24 (closed joint-stock company)	VTB 24 (CJSC)	35 Myasnitskaya Str., Moscow, 101000	VTB 24 (CJSC)	14/7 Sukharevskaya Sq., Moscow, 107045	7710353606	40702810717130007541	044525716	30101810100000000716	settlement
OJSC «CenterTelecom»/ General Directorate	Inter-regional commercial bank for development of telecommunications and information (Open JSC)	JSCB Svyazbank (OJSC)	7 Tverskaya Street, Moscow, 125375, Russia	JSCB Svyazbank (OJSC)	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810700000001183	044525848	30101810900000000848	settlement

1.3. Auditor(s) of the Company

Name: ***Limited Liability Company Ernst&Young (Ernst&Young LLC)***
Location: ***77 Sadovnicheskaya nab., building 1, Moscow, 115035, Russia***
Mailing address: ***77 Sadovnicheskaya nab., building 1, Moscow, 115035, Russia***
Telephone: ***7 (495) 755 9700***
Fax: ***7 (495) 755 9701***
E-mail: ***moscow@ru.ey.com***
The auditor license:
License No: ***E002138***
Date of issue: **September *30, 2002***
Validity period: ***5 years***
License issuing body: ***Ministry of Finance of the Russian Federation***

Ernst&Young LLC is a member of Non-for-profit Partnership "The Institute of Professional Accountants of Russia" (IPAR).

Financial year (years), for which the auditor conducted independent audit of accounting and financial statements of the Issuer:

Audit company Ernst&Young LLC conducted audit of the Russian accounting statements for 2005, 2006 and financial statements for 2005, 2006 according to the IAS.

In November 2006 the contract was concluded with Ernst&Young LLC audit firm (No. I&C/2006-338/7360/06-ДО dated 09.11.2006) to audit Russian accounting statements for 2006 and financial statements as of 31.12.2006 and for 2006 according to the IAS. The cost of services provided by the audit company was determined by the contractual price set forth in the contract and made USD 955,000 without VAT. There was no debt under this contract as of 30.06.2007.

Factors, which may affect the auditor's independence from the issuer, including the information about the significant interests connecting auditor (officers of the auditor) with the issuer (officers of the issuer):

- The auditor (officers of the auditor) has interest in the charter (contributed) capital (unit fund) of the issuer: *no such interest.*
- provision of loans to the auditor (officers of the auditor) by the issuer: *no loans were granted.*
- close business relations (participation in promotion of the issuer's products/services, joint business activities in partnership, etc.): *no other relations between the issuer and the auditor except for those set forth in the contract to conduct audit of accounting (financial) statements.*
- family relations: *no information.*
- information about the issuer's officers who are at the same time the officers of the auditor (or auditor): *there are no such persons.*

Selection of the auditor:

As per the approved Regulations on the tender procedure related to the auditor selection for mandatory auditing of accounting and financial statements of OJSC "CenterTelecom" there was a tender to select an auditor for 2007. Tender winner is Ernst&Young LLC.

The results of the tender are place for consideration of the Board of Directors which made a decision to present a candidate for the position of the auditor of the Company for 2007 Ernst&Young LLC for approval by the Annual General Meeting of Shareholders of OJSC "CenterTelecom".

By the resolution of the Annual General Meeting of Shareholders of OJSC "CenterTelecom" dated 18.06.2007 Ernst&Young LLC was approved as the auditor of the Company for 2007.

Information about the activities conducted by the auditor in the framework of special auditor assignments: *no such activities were conducted in the reporting quarter.*

1.4. Appraiser of the Issuer

In Q2 2007:

- for determination of the market price of securities being placed and already placed, outstanding (obligations under which are not performed): ***No appraiser was engaged;***
- for determination of the market price of property pledged as a security for placed bonds of the issuer secured by surety, or for placed bonds of the issuer secured by a pledge obligations under which are not performed: ***No appraiser was engaged;***
- for determination of the market price of fixed assets or real estate of the issuer for which the issuer carried out revaluation reflected in other sections of the quarterly report and no revaluation was conducted: ***No appraiser was engaged;***
- for provision of other services related to issuing securities, information on which is provided in the quarterly report: ***No appraiser was engaged.***

1.5. Consultants of the issuer

As of the end of reporting quarter the Issuer had no effective contractual relations with financial consultant at the securities market and other persons providing consulting services related to issue of securities or signing the quarterly report of the Issuer.

1.6. Information on other persons who signed the quarterly report

As of the date of this quarterly report the Acting Director General of OJSC "CenterTelecom" was Vadim M. Kondratov, born in 1969, Deputy Director General – Technical Director of OJSC "CenterTelecom"; Acting Chief Accountant of OJSC "CenterTelecom" was Olga A. Antonova, born in 1971, Deputy Chief Accountant – Director of Accounting and Methodology Department of OJSC "CenterTelecom".

II. Basic information on the financial and economic position of the issuer

2.1. Financial and business performance of the Issuer

Indices showing the financial position of the issuer.

Index	H1 2007
Net assets of the issuer, thous. rub.	18,952,613
Borrowings/capital and reserves, %	155.52%
Short-term liabilities/capital and reserves, %	49.04%
Borrowing cost coverage, %	216.55%
Level of overdue debt, %	1.66
Receivables turnover, time	2.07
Share of dividends in profit, %	Per year
Labor productivity, thous. rub./man	154

Depreciation/revenue, %	12%

Technique recommended by the Federal Service for Financial Markets was used to calculate the given indices.

Analysis of solvency and credit risk level of the issuer and financial position of the issuer based on the economic analysis of the indices dynamics:

Net assets in the H1 2007 increased 1.1 times as compared to H1 2006 and made 18,952.6 mln. RUR (17,009.3 mln. RUR for H2 2006).

The positive factor in H1 2007 is decrease of Borrowing/capital and reserves index – 155.52% (168.24% - H1 2006) due to greater equity growth rates as compared with borrowing growth rates. Increase in the equity in H1 2007 as compared to H1 2006 influenced positively the change in Short-term liabilities/capital and reserves and Borrowing cost coverage indices.

Due to the increase in receivables from settlements with carriers in H1 2007 receivables turnover decrease continued (H1 2007 – 2.07 times, H1 2006 - 3.85) which is mainly caused by the change in the scheme of provision of long-distance and international communication services.

Thus, we observe improvement of productive and financial performance of the issuer within the analyzed period.

2.2. Market capitalization of the issuer

Market capitalization of the issuer as of the end of the reporting period (as of 29.06.2007) made ***USD 1,472,760,907***.

Description of methods of the issuer's market capitalization evaluation:

Market capitalization is estimated using the data provided at the official «RTS Stock Exchange» Website.

Market capitalization is calculated as the product of the number of shares of the corresponding category (type) by the market price of one share disclosed by the organizer of trade in the securities market and determined in correspondence with the Regulations on calculation of the market price of the issued securities and investment share of investment trusts accepted for circulation via trade organizers, approved by the Decree of the FCFM of Russia N 03-52/ps dated December 24, 2003 (registered in the Ministry of Justice of the Russian Federation on January 23, 2004, registration number 5480).

Till Q4, 2005 market capitalization was calculated as the product of the number of the relevant shares by the weighted average price of one share of such category, calculated on the basis of 10 largest transactions made via the organizer of trade on the securities market within the month preceding the last month of the reporting quarter or within the last month of each completed financial year, for which the market capitalization of the Issuer is indicated.

The Issuer's securities were listed and are allowed for circulation in «MICEX Stock Exchange» CJSC (CTLK, CTLKP), in the Classic Market of «RTS Stock Exchange» JSC (ESMO, ESMOP), the Stock Market of «RTS Stock Exchange» JSC (ESMOG, ESMOPG).

I level American Depositary Receipt (ADR) may be traded for equity shares on:

- OTC USA (CRMUY);
- Frankfurt Stock Exchange (CRMUy.F);
- Berlin Stock Exchange (CRMUy.BE).

2.3. Obligations of the issuer

2.3.1. Accounts payable

Structure of accounts payable as of 30.06.2007:

Accounts payable	Maturity	
	Up to one year	More than one year
Trade payables, RUR	3,212,010,887	1,003,600,730
Including overdue, RUR	475,514,422	X
Account payable to the personnel, RUR	333,733,624	0
Including overdue, RUR.	0	X
Accounts payable to the budget and state extra-budgetary funds, RUR.	489,592,274	4,259,491
Including overdue, RUR.	332,816	X
Credits, total, RUR.	48,872,567	3,463,863,000
Including overdue, RUR.	0	X
Loans, total, RUR.	1,584,075,030	13,951,312,703
Including overdue, RUR.	220,449	X
Including bonded loans, RUR.	367,822,462	8,634,572,300
Including overdue bonded loans, RUR.	208,500	X
Account payable overdue, RUR.	2,947,787,890	1,274,387,023
Including overdue, RUR.	850,996	X
Total, RUR.	**8,616,072,272**	**19,697,422,947**
Including overdue, RUR.	476,918,683	X

* - The total accounts payable do not include line 640 "Deferred income"

As of 30.06.2007 accounts payable to Deutsche Bank AG make 3,013,569 thous. rubles, that accounts for 10% of the total accounts payable (28,313,495 thous. rubles).
the creditor's full business name: *Deutsche Bank AG*
the contracted business name: *Deutsche Bank AG*
location: *Winchester House, Great Winchester Street, 1, London, EC2N 2 DB*
actual address: *Winchester House, Great Winchester Street, 1, London, EC2N 2 DB*
the accounts payable as of 30.06.2007: *3,013,569* thous. rubles.
the overdue accounts payable: *there is no overdue accounts payable.*

As of 30.06.2007 accounts payable to JSCB Promsvyazbank make 4,000,733 thous. rubles, that accounts for 10% of the total accounts payable (28,313,495 thous. rubles).
the creditor's full business name: *Closed Joint Stock Company JSCB Promsvyazbank*
the contracted business name: *JSCB Promsvyazbank CJSC*
location: *10, Build. 22, Smirnovskay Str.,109052, Moscow*
actual address: *10, Build. 22, Smirnovskay Str.,109052, Moscow*
the accounts payable as of 30.06.2007: *4,000,733* thous. rubles.
the overdue accounts payable: *there is no overdue accounts payable.*

Overdue accounts payable under credit and loan agreements and debt securities issued by the issuer by the results of Q2 2007: no.

2.3.2. Credit history of the Issuer

Information about fulfillment by the issuer of its obligations under credit agreements and/or loan agreements, which were valid during the last 5 ended financial years or for each ended financial year if the issuer carries its activities for less than five years and are valid as of the final date of the accounting quarter, on which the principle debt amount makes up 5 or more per cent of the issuer's book value as of the final date of the latest ended accounting quarter that preceded signing of the

respective contract, and other credit agreements and/or loan agreements, which the issues deems to be material for itself:

Liability	Creditor (lender)	Principle debt amount, thousand rubles/ foreign currency	Credit (loan) term/ maturity date	Delay in fulfillment of the obligation on repayment of the principle debt amount and/or the interest set
Bonded loan of 03 series placed in 2003	Legal entities and individuals	2,000,000 thousand rubles	Redeemed on 15.09.2006 (Offer of 16.09.2004)	none
Bonded loan of 04 series placed in 2004	Legal entities and individuals	5,622,595 thousand rubles	Redeemed on 21.08.2009 (Offer of 16.11.2006)	none
Bonded loan of 05 series placed on 05.09.2006	Legal entities and individuals	3,000,000 thousand rubles	Redeemed: 02.03.2010 – 10% 31.08.2010 – 20% 01.03.2011 – 30% 30.08.2011 – 40% (Offer of 02.09.2008)	none
Bank credit received on 31.10.2006	Deutsche Bank AG	USD115,000	Redemption on 31.10.2010	none

2.3.3. Issuer's obligations from the security provided to third persons

The total liabilities arising from the security provided and total liabilities of the third parties, on the basis of which the Company provided the security, including in the form of collateral or surety.

	As of 30.06.2007
liabilities value, total, (thous. rubles)	8 257 844
including:	
value of pledged property, (thousand rubles)	772 890
amount of surety of third parties, (thousand rubles)	1 460 296
Value of bill of exchange issued (thousand rubles)	6 024 658

The issuer's liabilities to provide security to the third parties (including in the form of collateral or surety), accounting for not less than 5% of the book value of the assets (5% of the book value of the assets amounts to 2,363,305 thous. rubles) as of 30.06.2007:

JSCB Promsvyazbank – amount of security in the form of bills of exchange issued makes 4,000,733 thous. rubles. Performance date coincides with bills redemption dates: 07.09.09, 07.09.10, 07.09.11.

The risk of non-performance by third parties of obligations to creditors is assessed by the Company as low. The main factors which may lead to worsening of financial position of the third party and its default are:

- unsteadiness of current economic situation;
- unexpected increase in tax rates;
- fluctuations of market prices for the material resources and services used;
- change of market conditions.

2.3.4. Other issuer's obligations

As of 30.06.2007 the Company did not enter in any agreements and had no other obligations which are not recorded in RAS financial statements and which can materially influence the financial position of the Company, its liquidity, financing sources and conditions of its use, performance and expenses.

2.4. Purposes of the issue and areas of use of funds obtained from placement of issue securities

In 2nd quarter of 2007 OJSC «CenterTelecom» didn't make any placements of emission securities.

2.5. The risks connected with acquisition of issue securities being placed (already placed)

The Company implements policy aimed at mitigation of risks connected with its activity. The main ways to mitigate risk influence on the company's activity are diversification of services provided, change in structure of the service provided to maximize profits, exchange rate hedge under currency loan agreements, control over significant part of the Company's expenditures. The Company is building a risk management system, checks and assesses the efficiency of existing internal control system, its improvement.

2.5.1. Industrial risks

The major risk factors that the Issuer takes into account when conducting its business include:

1. Ongoing processes of integration of alternative telecommunication companies into large international holdings.

2. Due to alterations in legal and regulatory documents on telecommunications, CenterTelecom OJSC has become an operator of zonal telephone communication network since January 01, 2006, and revenues from international and long-distance communications are not owned by the Company.

It should be noted that CenterTelecom OJSC takes possible negative impacts of the said risks into account and makes efforts to overcome them.

CenterTelecom OJSC implements the marketing strategy, the major objective of which is to maintain the market share for conventional services, to increase profitability of unregulated telecommunication services, as well as to enhance company's competitiveness on the telecommunications market.

Impairment of the situation in the industry and position of the Issuer on the market may be caused by the following economic factors:

- decrease in demand on the part of the business sector due to drop in world prices for energy carriers and non-ferrous metals;
- general output decrease and economic growth slowdown;
- excess of Ruble devaluation rate over tariffs growth rate, which will result in considerable increase in negative exchange differences and in cost of servicing debentures expressed in foreign currencies;
- competition growth in the mobile communication industry from the part of Russian and foreign operators; expansion of mobile operators offering competitive formats on the market;
- Company's payments for termination of traffic to the network of other operators in accordance with the Federal Law "On Telecommunications";
- economic risks inherent for the Russian Federation in general, including the level of macroeconomic instability in the country, probability of alterations in laws, which may result in decrease in the Issuer's profits or increasing austerity of the procedure for withholding tax imposition;
- changes in contractual relationships with Rostelecom OJSC, where revenues from international and long-distance communication services are not owned by the Company.

In the framework of implementing the Government's measures on telecommunication industry restructuring (liberalization of the long haul telecommunications market), the Issuer has been using a new scheme of interaction with Rostelecom OJSC when providing long-distance and international communication services to users since January 2006. Relationships with Rostelecom OJSC are governed by connection agreement and agreement on the Issuer's providing paid services to Rostelecom OJSC.

In accordance with the connection agreement, the Issuer provides traffic transfer services to Rostelecom OJSC and receives connection services from Rostelecom OJSC (due to which expenses on servicing connection nodes arise); as a result, long-distance and international calls and information exchange between users of the interacting electric communication networks become possible.

Due to provision of long-distance and international communication services to the Users by Rostelecom OJSC, services on traffic transfer mean:

• service on termination of a zonal call to the Connected operator's network;
• service on termination of a zonal call to the Operator's network;
• service on initiation of a zonal call from the Connected operator's network;
• service on initiation of a zonal call from the Operator's network.

In accordance with the cooperation agreement with Rostelecom OJSC, the Issuer carries out:

• processing of a subscriber's order when providing it with access to international and long-distance communication services;
• billing processing of long-distance and international communication services;
• preparation, storage and delivery of necessary documents and reporting forms;
• activities on claims, actions and execution;
• collection of payments from subscribers, as well as information and inquiry services.

Change in scheme for interaction with connected operators in 2006

In accordance with the regulatory legal acts in force from January 1, 2006, the procedure for settlements with connected operators has also considerably changed.

Before January 1, 2006, settlements for connection and traffic transfer services in part of local telephone communication were of unilateral nature; in part of international, long distance and intrazone telephone communication the connected operators received a part of revenues from such services depending on the level of participation in technological process of servicing.

Since January 1, 2006, settlements for connection and traffic transfer services in provision of all types of telephone communication services are of mutual nature and include the following types of payments: payment for node arrangement; payment for node servicing; payment for each minute of the traffic transferred.

Thus, along with additional revenues from connection and traffic transfer services with operators of mobile radiotelephone communication, local and zonal communication, the Company incurs additional expenses related to payments to operators for traffic transfer through the operator's network.

Compliance with the above said requirements will require the Company to make additional capital investments.

Connection and traffic transfer agreements are made with operators of long distance and international telephone communication: Rostelecom OJSC, MTT OJSC, SCS Sovintel Ltd., TransTeleCom Company CJSC, Ekvant Ltd., ARKTEL OJSC, O.S.S. – Telecom LLC, Sinterra CJSC and Investelektrosvyaz CJSC.

At present, the Company proceeds with the contracting campaign on renewal of the acting agreements with the connected operators.

Moreover, connection and traffic transfer have become services, prices for which are regulated by the state. Correspondingly, the procedure for their formation, including defining margin that is taken into account in such prices, is determined by the relevant regulatory authority.

Important operator status

In accordance with the orders of the Federal Service for Surveillance in Communication No. 39, dated October 21, 2005, Nos. 40 and 31, dated October 24, 2005, and No. 52, dated December 22, 2005, the Company is included in the Register of operators that take important position in the public telecommunications network.

Telecommunication operator that takes important position in the public telecommunications network must provide services of connection and traffic transfer to any telecommunications operator, which applies to it; no preferences should be given to one telecommunications operator against another. Refusal of the operator taking important position in the public telecommunications network to enter into an agreement on connection of electric communication networks is not allowed, except for the cases when connection of electric communication networks and interactions thereof are in conflict with conditions of licenses issued to telecommunications operators, or with legal regulatory acts that define structure and functioning of the unified electric communication network in the Russian Federation.

Universal telecommunication services

Based on the results of the competition, and in accordance with the resolution of the competition committee of the Federal Telecommunications Agency, in March 2007 the Company was declared the winner of the competitions for providing universal telephone communications with the use of coin-box telephones in the territory of Ivanovo, Kostroma and Yaroslavl Regions. Earlier, in 2006, the Issuer was declared the winner of the competitions for providing the above said services in the territory of Belgorod, Tula, Smolensk and Tver Regions of the Russian Federation.

At present tender conditions are met and the services are being provided in Belgorod, Smolensk and Tula Regions. Pay-phone for universal services should be installed in Ivanovo, Kostroma and Yaroslavl Regions during 2007.

Tariffs for telecommunication services

The order of the Federal Tariff Service of Russia dated November 14, 2006, No. 261-s/2 introduced new rating system for local telephone connections since February 1, 2007.

Since 01.02.2007 monthly payment for local telephone communication services consists of mandatory payments for Provision of subscriber line to permanent use service and Local telephone connection service (one of the payment systems selected).

If it is technically possible to take into account duration of local phone connection, the Company established:

For individual subscribers – three mandatory tariff plans (time, subscriber and combined payment system);

For legal entity subscribers – one mandatory tariff plan (time payment system).

If it not is technically possible to take into account duration of local phone connection, all subscribes have one tariff plan with custom system of service payment calculated based on the average duration of local phone connection.

Simultaneously with introduction of new tariffs and rating plans for local telecommunications, tariffs for intrazone calls will be reduced by 5% during peak loads from 08 am until 08 pm on the tariff zone 2 for all user categories.

Compensatory allowance was decreased since 01.02.2007 and makes RUR 0.50 per minute. This allowance is to be applied to the cost of local and zonal call initiation for the purpose of long-distance and international telephone connections. This allowance has been applied since January 1, 2006, and enables operators to cover losses arising through providing regulated services of local telephone communications.

Cancellation of payment for incoming calls

The Federal Law dated March 03, 2006, No.32-FZ "About Amendment of Article 54 of the Federal Law dated July 07, 2003, No. 126-FZ 'About Telecommunications'" has amended clause 1, Article 54 in part of prohibition of payment for telephone connection by a subscriber, if such

connection has resulted from another subscriber's call. The Company applied to the Federal Tariff Service with a request to establish tariffs for intrazone connections of fixed subscribers with subscribers of mobile radiotelephone networks operators, which had been approved by the order of the Federal Tariff Service dated June 19, 2006, No. 123-s/1. Therefore, in the first quarter of 2007, the Company's revenues from services of intrazone telephone communication continued to increase, and additional expenses on payment for termination of calls to the mobile operator appeared.

In case of negative developments of the situation, the Issuer plans to use competitive advantages. The Issuer's competitiveness factors include:

- multiple destination network infrastructure;
- high quality of services provided.

Moreover, the Issuer plans to:

- optimize operating costs structure;
- review the Company's investment program;
- adjust the Company's pricing and marketing policies;
- change the structure of the services provided to maximize profits.

CenterTelecom OJSC manages risks related to the Company's activities. In general, impact of the industry risks on the Issuer's business and performance on securities can be assessed as minimal. The Company has unified network infrastructure in the territory of Central Federal District. This enables the Company to provide a wide range of services on the telecommunications market, remain a competitive company and increase services profitability.

Risks related to possible change in prices for raw materials, services used by the Issuer in its activities, and their impact on the Issuer's activities and performance on securities

Such risks, primarily, include risks related to changing tariffs of long haul telecommunications operators, as well as alterations in cost of equipment with major suppliers. Such risks may result in increase in product (services) cost.

Risks related to possible change in prices for the Issuer's products and/or services (on domestic and external markets separately), and their impact on the Issuer's activities and performance on securities

State regulation of the telecommunications industry brings about risks and uncertainty related to changes in tariffs and decrease in amounts of cross-subsidizing, which are common for all interregional companies, in the Issuer's activities. Changes in tariffs for natural monopolist operators' services require approval of the antimonopoly authorities of the Russian Federation. Therefore they may lack behind changes in actual economic situation and changes in operators' costs. Thus, there is risk of untimely changes in tariffs for natural monopolists, which diminish their competitiveness and may have negative impact on operations profitability.

The reform in pricing for telecommunications envisages bringing in 2005 - 2007 of tariffs for regulated public telecommunication services (except for universal services) to the level ensuring compensation of reasonable expenses and recovery of standard profit and transition by January 1, 2008 to regulation of tariffs for public telecommunication services using the marginal pricing approach. Work on the tariff policy alteration is carried out jointly with Svyazinvest OJSC holding, the Ministry of Information Technologies and Telecommunications of the Russian Federation, and the Federal Tariff Service.

In such conditions, CenterTelecom OJSC will actively promote services provided on unregulated tariffs thereby preventing considerable decrease in revenues.

2.5.2. Country and Regional Risks

1. Country risks (risks related to possible military conflicts, introduction of state of emergency, and strikes)

Sociopolitical situation in Russia, including the territory of the Central Federal District (CDF), where the Issuer operates, will become more acute.

This is first of all related to preparation for, and conduct of, elections to the State Duma and actual commencement of the 2008 presidential campaign. Therefore, there will be a certain change in positions (regrouping) of political and industrial forces and social and political direction.

Therefore, the risk of political, social, financial, economic factors of the country risk is likely to rise.

However, adverse changes which can influence activities and economic position of the Issuer in CFD in Q3 2007 are not forecasted yet.

2. Regional risks

Regional policy

It forms conditions and opportunities at the territory of CFD for conduct of business by the Issuer. This region is the most stable and attractive (relatively low risk level) which allows to make a positive forecast in relation to the Issuer's activities.

Risks related to geographic features of the region (natural emergencies)

All regions of the Central Federal District are at risk of extraordinary circumstances of natural character in Q3. The Bryansk, Voronezh, Kursk, Lipetsk, Tambov, Tver, Tula regions are the most vulnerable to extraordinary circumstances of natural character.

Dangerous weather events

Possibility of emergencies caused by convective processes (extreme temperatures, heavy precipitations, winds, tornado and twisters) will remain in Q3 2007.

Deviations of climate conditions from ordinary ones can lead to catastrophes with disorders in normal life of populated areas and in functioning of telecommunications, however, this will not significantly influence the Issuer's activity and economic position.

Natural fires

Possibility of negative development of forest fire situation remains in Q3. Growing risk of large-scale natural fires is forecasted in Bryansk, Vladimir, Ivanovo, Kaluga, Kostroma, Moscow, Ryazan, Tver, Tula and Yaroslavl Regions. Increase in temperatures is sure to lead to growth of duration of natural fires, their scale and extension of geography.

3. Risks related to development pressure emergencies

The highest vulnerability to development pressure emergencies is forecasted for Voronezh, Vladimir, Kaluga, Lipetsk, Moscow, Tambov, Tver and Tula Regions.

The following risks will dominate in general structure of development pressure emergencies in the 3rd quarter of 2007:

major transport accidents;

accidents at communal life-support systems;

accidents at electric power systems.

The biggest number of fires is forecasted for Moscow and Moscow Region.

It is forecasted that likelihood of emergencies at housing and communal facilities in Central Federal District (Ivanovo, Tambov and Tver Regions) will continue.

The negative tendency towards high transport accident rate with heavy consequences will remain especially at federal M-2 (Simferopol), M-4 (Don), Moscow and Moscow Region.

Accidents at electric power systems, communal life-support systems (including fires) may entail financial losses and additional financial expenditures for the Issuer.

Development pressures situation in the territory of Central Federal District will remain quite complex. It does not exclude a possibility of emergencies as a result of accidents at various potentially hazardous industrial facilities. This may lead to occurrence of:

- property risks (possibility of property loss by the Issuer);
- industrial risks (loss from production downtime, loss or damage to fixed or current assets, introduction of new devices and technologies into production process);

trade risks (payment delays, payment refusal, etc).

Financial losses will be very high for the Issuer.

Loss recovery will be at the expense of the Issuer's equity and borrowings.

Conclusion:

In general, the situation will be characterized as positive in the 3rd quarter of 2007. This will allow the Issuer to conduct its business with minimum risks, even with possible increase in expenses during the pre-elections period.

2.5.3. Financial Risks

Issuer's risk exposure related to interest rates variations

The rate of coupon yield on series 05 bonded loan may be changed by the Company beginning from the fifth coupon subject to alterations in the financial market situation, or changes in the Company financial standing. As the share of the above liability accounts for 14.3% of the total debt portfolio, modification of the loan rate will not materially affect the Company financial position. For instance, in the event that the rate of coupon yield increases by 1% per annum, the average rate for the borrowings portfolio will grow by 0.14% per annum. Therefore, the risk related to changes in interest rates on the Company's liabilities is insignificant.

Issuer's financial standing exposure to changes in the rate of exchange and foreign exchange rate; Issuer's supposed response to the adverse impact of changes in the rate of exchange

CenterTelecom OJSC has a number of loan and credit commitments, commodity credit and leasing liabilities denominated in foreign currency, and a considerable change in the rate of exchange will affect the company's financial standing. At the end of Q2 of 2007 the scope of liabilities denominated in foreign currency will account for approximately 16.4 % of the total indebtedness.

In case of any implications for a considerable change in the exchange rate, the Issuer plans to hedge foreign currency risks on currency credit agreements for the purpose of mitigating the exposure impact. Since according to analytical forecasts the drop in the Ruble exchange rate with regard to the leading world currencies is not expected in 2007, the Company is not currently hedging its currency borrowings.

Inflation impact on dividend payments on securities. Inflation points critical for the Issuer

The inflation rate expected in 2007 will count within the limits of 8.5%. For the H1 inflation level was 5.7%. Critical inflation points which may affect the financial and economic performance of CenterTelecom OJSC are significantly higher than the expected ones.

CenterTelecom OJSC is ranked as a natural monopoly and its primary source of revenue is revenues from telecommunication services with state-regulated tariffs. CenterTelecom OJSC practical experience in the past years shows that tariffs modification is effected by the state in line with the inflation rates.

A substantial part of Company's operating expenses is comprised by costs associated with salary payment, unified social tax payment, and other personnel expenses. In its ordinary course of business the Company is able to control the level of such costs, which allows the conclusion of a zero effect of moderate inflation on the variation of the above expenditures.

Therefore, subject to inflation confined to the critical rates, the revenues of CenterTelecom OJSC will on the one hand, increase according to the tariffs growth, and on the other hand, its operating and non-operating expenses will also rise. However, due to the Issuer's capability of controlling a significant part of its expenditures (Company controlled costs) CenterTelecom OJSC is able to balance its financial and economic indicators and cash flows, thus ensuring its financial solvency and the profit level.

Items of the Issuer's financial statements most susceptible to variation

The items of the Issuer's financial statements which are most susceptible to variation as a result of financial risks affecting the Issuer's financial statements, the likelihood of their occurrence and the specificity of changes in the accounts are described below:

Profit and Loss Account

010 "Proceeds from sale of goods, products, work and services"
020 "Cost of goods, products, work and services sold"
070 "Interest expense"
120 "Extraordinary income"
130 "Extraordinary charges"
140 "Profit (Loss) before taxes".

Probability of financial exposure

At the moment, the probability of financial exposure is not too high, as the Issuer is enjoying good financial standing, and the currency market and the national business environment on the whole are fairly stable.

Nature of accounting variations which may be necessitated by financial exposure

Inflation impact

A significant escalation of inflation (above the critical points) in the absence of necessary actions relating to the Issuer's activity management may cause an increase in the cost of sold goods, products (works and services) reported in line 020 of form 2 "Profit and Loss Account" of the financial statements and consequently, a reduction in the profit (loss) figures reported in line 140 of form 2.

In the event that the Issuer takes adequate measures in view of the inflation rate, its escalation may have no material influence on the Issuer's performance.

Impact of interest rate variation

A substantial increase in the rate of coupon yield on series 05 bonds may cause an increase in the interest expenses, i.e. in the figure reported in line 070 of form 2 "Profit and Loss Account" and consequently, a reduction in the profit reported in line 140 of form 2.

Impact of exchange rate variation

A substantial increase in the exchange rate of the foreign currencies in which the Company exchange commitments are denominated versus the ruble exchange rate may result in substantial growth of exchange differences and will eventually reduce the profit (line 140 of form 2).

2.5.4. Legal Risks

CenterTelecom OJSC carries out its core activities as a telecommunication carrier without exporting the services rendered as well as works or goods provided. Therefore, legal risks are mainly associated with the Company's performance on the domestic market.

In general, legal risks connected with the Company's activity are typical of most business entities active in the Russian Federation and may be considered as country-wide.

Legal risks related to changes in the currency laws

Risks connected with possible change in currency control are now deemed minimal by the Company as the changes introduced are aimed at liberalization of the currency control laws.

Legal risks related to changes in the tax laws

During the reporting period a number of federal laws introducing amendments into the tax laws came into force but since CenterTelecom OJSC is a good taxpayer, and is in compliance with tax laws provisions, such changes and amendments to the tax laws of the Russian Federation have not entailed any excessive risks for it.

Legal risks related to changes in the customs laws

Main part of purchased equipment for provision of services is imported or made of components produced abroad. For this reason change in customs control rules and dues may pose certain risks for the Company connected with increase in process of the purchased fixed assets.

During the reporting period, the Issuer bore no excessive risks related to customs clearing when performing contracts with foreign counterparts.

Legal risks related to changes in requirements to licensing the Issuer's core activities or use of objects with limited circulation

In connection with reorganization of the Federal Service for Supervision of Mass Communication and Cultural Heritage Protection and Federal Service for Supervision of Communication into the Federal Service for Supervision of Mass Communication, Communication and Cultural Heritage Protection (Decree of the President of the Russian Federation dated March 12, 2007 No. 320 "On Federal Service for Supervision of Mass Communication, Communication and Cultural Heritage Protection") there is a risk of increase in time for consideration of applications to prolong licenses for main types of activities of OJSC CenterTelecom. At the same time, increase in the said period is not likely to affect timely receipt of licenses by the Company. The said licenses expire in November 2007.

Legal risks that may arise due to changes in judicial practice over the reporting period

Changes in judicial practice with regard to the issues concerning the activities of CenterTelecom OJSC are possible in connection with the enforcement of:

- amendments to Articles 21, 51.1., 59, 60 of the Federal Law No. 126-FZ, dated July 07, 2003 "On Telecommunications" since January 1, 2007;

- the Regulations for Rendering Telecommunication Services for Television and (or) Radio Broadcasting Purposes and the Regulations for Connection and Interaction of Telecommunication Networks for Distribution of Television and (or) Radio Programs approved by the Decree of the Government of the Russian Federation No. 785, dated December 22, 2006, and the Decree of the Government No. 760, dated December 13, 2006, respectively, since March 1, 2007;

- Federal Law No. 14-FZ dated February 9, 2007 "On amendments to the Federal Law "On Telecommunication" since August 14, 2007;

- other legal regulatory acts imposing mandatory requirements to connection of telecommunication networks and building a public telephone network, traffic transfer and rendering telecommunication services.

In connection with enforcement of the above listed legal regulatory acts, there are risks related to emergence of totally new (in terms of subject) categories of legal proceedings with the likelihood of awarding adverse judgments both with regard to the Company and its counterparts.

However, possible changes in the judicial practice are unlikely to affect the performance of CenterTelecom OJSC on its core activities and its financial and economic status, since the aggregate amount of actions brought against the Company by the end of the reporting quarter is insignificant.

2.5.5. Risks related to the Issuer's activities

Risks related to participation of CenterTelecom OJSC in the current legal proceedings:

At the moment, CenterTelecom OJSC is a party to a number of cases that concern issues of its current activities. These cases do not imply any risk of awarding adverse judgments in excess of a normal risk typical of telecommunication carrier's activities.

In our opinion, the following actions may be deemed material:

- actions with the price below or equal to 10% of CenterTelecom's assets book value, which amounts to RUR 4,639,306 thousand as of March 31, 2007;

- actions that hamper conducting business or aim at its prohibition or winding up (actions that aim at liquidation, adjudication of insolvency (bankruptcy) of CenterTelecom OJSC and its subsidiary and affiliated companies, challenging rights arising from licenses or patents, recovery of substantial debt arrears on taxes and duties to the budget and extra-budgetary funds).

Over the reporting period, CenterTelecom OJSC did not participate in any legal proceedings that would meet the above criteria.

As a result, it is safe to say that there are no substantial legal risks related to participation of CenterTelecom OJSC in the current legal proceedings.

Risks related to impossibility to extend licenses may arise as a result of:
1) changes in provisions of the acting laws on licensing;
2) restructuring of licensing authorities.
At present such risks are considered minimal by the Company.

Risks related to the Issuer's probable liability under third-party debts, including debts of its subsidiary companies: No such risks.

Risks related to probable customers attrition that account for at least 10% of the total revenues from sale of the Issuer's products (works, services): No such risks

III. Detailed information about the Issuer

3.1. Creation and Development the Issuer

3.1.1. Corporate name of the Issuer

Full corporate name of the Issuer:
in Russian - ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
in English - ***Joint-Stock Central Telecommunication Company***

Short name:
in Russia - ***ОАО "ЦентрТелеком"***
in English - ***JSC CenterTelecom***

Corporate name of the Issuer is registered as the trademark, which is used for individualization of products, conducted works and provided services.

Information about registration: Certificate for trademark № 200257 dated March 11, 2001 (registration of the trademark is valid all across the Russian Federation within 10 years starting with October 16, 2000).

Information about changes in the name and organizational and legal form of the Issuer during the period of existence of the Issuer:

1) The Issuer is registered by the Order of the Head of the Moscow region Administration № 567-p dated 09.06.1994, certificate of state registration №127 dated 20.06.1994.

2) The Issuer is the legal successor the State Public Enterprise of Communication and Informatization «Rossvyazinform» of the Moscow region in respect of electric communication and wire broadcasting.

3) The Committee on Property Management of the Moscow Region is the founder of the Issuer.

4) Open Joint-Stock Company Elektrosvyaz, Moscow region (short name – OJSC Elektrosvyaz, Moscow region), was renamed into Open Joint-Stock Company Elektrosvyaz, Moscow region (amendments and supplements No. 3 to the Charter of Open Joint-Stock Company Elektrosvyaz, Moscow region, approved by the Elektrosvyaz, Moscow region, shareholders' meeting, Minutes No. 3 dated June 27, 1997). The amendments were registered by the Moscow Region Registration Chamber on July 23, 1997.

5) By the decision of General Meeting of Shareholders (Minutes № 7 dated June 1, 2001) the Company was renamed into Open Joint-Stock Company Central Telecommunication Company, short name – OJSC CenterTelecom.

3.1.2. Information about state registration of the Issuer

State registration number of legal entity: ***№ 127***
Issue date: ***June 20, 1994***
Name of the body, which conducted state registration: ***administration of the Moscow Region***
According to the Certificate of Record of Legal Entity registered prior to July 1, 2002 entered into the Uniform State Register of Legal Entities:
Main State Registration Number: ***1025006174710***
Registration date: ***November 1, 2002***
Name of the registering body: ***Inspectorate of the Ministry of Taxation in the town of Khimki of the Moscow Region***

3.1.3. Evolvement and development of the Issuer

Issuer's life period: ***From June 1994 on (12 years).***
Date, till which it will operate: **The Issuer was set up without date.**

OJSC «CenterTelecom» is the largest Russian fixed line communication operator providing wide range of telecommunication services in the Central Federal District of the Russian Federation, where about 20% of the country population live. OJSC CenterTelecom users in 17 federation constituents are government institutions, major part of legal entities and individuals.

OJSC CenterTelecom possesses licenses for rendering of a wide range of telecommunication services, such as conventional telephone communication services and the new ones - Internet access, data transmission, over-the-air and wired television, wire and VHF radio broadcasting, lease of channels and other resources. The company renders services of public communication network integration to other operators.

The total market share of OJSC «CenterTelecom» at the current moment is 74% excluding profits of mobile operators and Moscow. The Company holds about 86.5% of the CFD fixed line communication market (excluding Moscow and profits of the national mobile operators) and about 38% of value added services (Internet, data transmission, Intelligent networks, etc.), including about 51% on the market of Internet broadband access.

Issuer's purposes:

Company's major purposes are deriving of profit and provision of individuals, public authorities and other enterprises with communication services.

OJSC CenterTelecom mission:

OJSC CenterTelecom is an important carrier operating at the territory of 17 regions of the Central Federal District and considers that its mission is to provide up-to-date high-quality telecommunication solutions and world-class service in the Central Federal District (CFD) with a purpose to:

- satisfy customers' demands and establish unified IC environment;
- participate in creation of new markets by introduction of new IC technologies in the region;
- ensure growth of shareholders' income and contribute to development of the community where the Company operates;
- establish long-term mutually beneficial partner's relations based on the principles of mutual confidence, good faith and exposure;
- ensure harmonious developments of the potential of each employee.

The activity of the Company is aimed at:

- contribution to the development of economy of the Russian Federation through creation of information infrastructure;
- provision for telecommunication structure of CFD in line with business and individual development rates;

- promotion of increase in wealth and information and communication development of the population through provision of high quality communication services and access to information resources;
- increase in profitability of the Company to raise its investment attractiveness;
- creation of flexible corporate structure of the Company adequate to the time and contributing the development of creative potential of each employee.

3.1.4. Contact information

Issuer's place of performance:
23 Proletarskaya St., Khimki, Moscow region, 141400, the RF
Mailing address: ***6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993***

Place of performance of the Issuer's permanent executive body:
6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993
Telephone: ***+7 (495) 650-34-34;*** Fax: ***+7 (495) 650-30-07***
E-mail: ***Info@centertelecom.ru***

Internet site on the Issuer and its issued securities: ***www.centertelecom.ru***

Divisions of the Issuer specializing in shareholders and investors relations:

Shareholders and Registrar Relations Division (Corporate Secretary Office):
Location: ***6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993***
Telephone: ***(495) 793-26-54,793-25-69;*** fax: ***(495) 793-26-54***
E-mail: ***vedeta@centertelecom.ru***
Internet site: ***http://www.centertelecom.ru/ru/investor/***

Investor Relations Division (PR&IR Department):
Location: ***6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993***
Telephone: **(495) 793-23-40**; fax: **(495) 793-29-99**
E-mail: ***ir@centertelecom.ru***
Internet site: ***http://www.centertelecom.ru/ru/investor/***

3.1.5. Taxpayer identification number

Taxpayer identification number (INN) assigned to the Issuer by tax authorities: ***5000000970***

3.1.6. Subsidiaries and representative offices of the Issuer

There were no changes in the structure, names, location of the Issuer's branches and in the names of heads and validity period of the power of attorney granted to him in the reporting period.

The Issuer has the following branches:

1) Name: ***Belgorod Branch of OJSC CenterTelecom***
Date of opening: 29.05.2002
Location: 3, Sobornaya sq., 308000, Belgorod
Head: Grigory Kuzmenko
Expiration of the power of attorney: power of attorney dated 26.12.2006 No. 10-2138 expires on 31.12.2007

2) Name: ***Bryansk Branch of OJSC CenterTelecom***
Date of opening: 29.05.2002

Location: 9, K. Marx sq., 241050, Bryansk
Head: Vasily Gapeenko
Expiration of the power of attorney: power of attorney dated 26.12.2006 No. 10-2158 expires on 31.12.

3) Name: ***Verkhnevolzhsky Branch of OJSC CenterTelecom***
Date of opening: 29.05.2002
Location: 22, Komsomolskaya str., 150000, Yaroslavl
Head: Andrei Saprykin
Expiration of the power of attorney: power of attorney dated 26.12.2006 No. 10-2150 expires on 31.12.2007

4) Name: ***Vladimir Branch of OJSC CenterTelecom***
Date of opening: 29.05.2002
Location: 42, Gorkogo str., 600000, Vladimir
Head: Anatoly Korovin
Expiration of the power of attorney: power of attorney dated 26.12.2006 No. 10-2160 expires on 31.12.2007

5) Name: ***Voronezh Branch of OJSC CenterTelecom***
Date of opening: 29.05.2002
Location: 35, Revolutsii pr., 394000, Voronezh
Head: Alexander Khaustovich
Expiration of the power of attorney: power of attorney dated 26.12.2006 No. 10-2136 expires on 31.12.2007

6) Name: ***Kaluga Branch of OJSC CenterTelecom***
Date of opening: 29.05.2002
Location: 38, Teatralnaya str., 248600, Kaluga
Head: Vladislav Ledkov
Expiration of the power of attorney: power of attorney dated 26.12.2006 No. 10-2144 expires on 31.12.2007

7) Name: ***Kursk Branch of OJSC CenterTelecom***
Date of opening: 29.05.2002
Location: 8, Krasnaya sq., 305000, Kursk
Acting Head: Maxim Beskhmelnitsin
Expiration of the power of attorney: power of attorney dated 05.03.2007 No. 8-264 expires on 31.12.2007

8) Name: ***Lipetsk Branch of OJSC CenterTelecom***
Date of opening: 29.05.2002
Location: 35a, Tereshkovoy str., 398000, Lipetsk
Head: Valery Nikolaev
Expiration of the power of attorney: power of attorney dated 26.12.2006 No. 10-2148 expires on 31.12.2007

9) Name: ***Moscow Branch of OJSC CenterTelecom***
Date of opening: 29.05.2002
Location: 23, Proletarskaya str., 141400, Khimki, Moscow Region
Head: Nikolai Maksimenka
Expiration of the power of attorney: power of attorney dated 26.02.2007 No. 8-245 expires on 31.12.2007

10) Name: ***Orel Branch of OJSC CenterTelecom***
Date of opening: 29.05.2002

Location: 43, Lenin str., 302000, Orel
Head: Ivan Makhov
Expiration of the power of attorney: power of attorney dated 26.12.2006 No. 10-2146 expires on 31.12.2007

11) Name: ***Ryazan Branch of OJSC CenterTelecom***
Date of opening: 29.05.2002
Location: 43, Schedrina str., 390006, Ryazan
Head: Yuriy Chemerikin
Expiration of the power of attorney: power of attorney dated 26.12.2006 No. 10-2140 expires on 31.12.2007

12) Name: ***Smolensk Branch of OJSC CenterTelecom***
Date of opening: 29.05.2002
Location: 6, Oktyabrskoy Revolutsii str., 214000, Smolensk
Head: Andrei Balchunas
Expiration of the power of attorney: power of attorney dated 26.12.2006 No. 10-2154 expires on 31.12.2007

13) Name: ***Tambov Branch of OJSC CenterTelecom***
Date of opening: 29.05.2002
Location: 2-v Astrakhanskaya str., 392002, Tambov
Head: Sergei Klychev
Expiration of the power of attorney: power of attorney dated 26.12.2006 No. 10-2162 expires on 31.12.2007

14) Name: ***Tver Branch of OJSC CenterTelecom***
Date of opening: 29.05.2002
Location: 24, Novotorzhskaya str., 170000, Tver
Head: Gennady Brusentsev
Expiration of the power of attorney: power of attorney dated 26.12.2006 No. 10-2156 expires on 31.12.2007

15) Name: ***Tula Branch of OJSC CenterTelecom***
Date of opening: 29.05.2002
Location: 33, Lenin pr., 300000, Tula
Head: Nikolai Zhuk
Expiration of the power of attorney: power of attorney dated 26.12.2006 No. 10-2142 expires on 31.12.2007

The branches of the Company were established as per resolution of the Board of Directors (minutes No. 15 dated 10.04.2002), amendments to the Company's Charter connected with the formation of branches were registered by the Moscow Region registration Chamber on May 29, 2002. Verkhnevolzhsky branch of OJSC CenterTelecom was established as per resolution of the Board of Directors (minutes No. 14 dated November 10, 2004) through consolidation of 3 branches of the Company situated in Yaroslavl, Kostroma and Ivanovo Regions. amendments to the Company's Charter connected with the formation of Verkhnevolzhsky branch were registered by Interregional Inspectorate of the Taxation Ministry of Russia No. 13 in Moscow Region on December 13, 2004.

3.2. Core business activities of the Issuer

3.2.1. Industrial designation of the Issuer

64.20 - Activities in the field of telecommunication

Additional OKVED codes for OKPO 01140111:

Codes of activities and according to OKVED	Activity according to OKVED code
64.20.1	Telephone communication and document communication
64.20.3	Other activities in the field of telecommunication
45.31	Wiring works
74.20.4	Standardization and metrology activities
63.40	Organization of cargo transportation
50.20.1	Maintenance and repair of passenger cars
50.20.2	Maintenance and repair of other vehicles
50.20.3	Provision of other vehicles maintenance services
45.21.3	Civil and erection works on construction of trunk pipelines, communication and power lines
45.21.4	Civil and erection works on construction on construction of local pipelines, communication and power lines, including related odd works
45.21.1	Civil and erection works on buildings construction
74.13.1	Market research
74.14	Consulting on issues related to business activities and management
55.12	Operations of hotels without restaurants
55.23.1	Operations of children's camps during summer holidays
64.20.2	Broadcasting and distribution of TV and radio programs

3.2.2. Core business activities of the Issuer

Main (prevailing) and priority economic activity of the issuer:

Main, i.e. prevailing and priority economic activity of the Issuer is provision of telecommunication services in the Central Federal District.

OJSC CenterTelecom performs its core activities in the Russian Federation.

In Q2 2007 the following communication services accounted for more than 10% of income (revenue):

- local telephone connection;
- connection and traffic transfer;
- intrazone telephone connection.

Index description	**Q2 2007**
Local telephone connection	
Revenue from sale of products (work, services), thous. rubles	3,987,786.9
Share of total revenue, %	50.1
Connection and traffic transfer	
Revenue from sale of products (work, services), thous. rubles	1,130,337.1
Share of total revenue, %	14.2
Intrazone telephone connection	

Revenue from sale of products (work, services), thous. rubles	1,426,181.5
Share of total revenue, %	17.9

Growth rates of income from core economic activity by 10 and more percents, Q2 2007/Q2 2006:

(%)

Core activities	Growth rates, Q2 2007/Q2 2006
Radio communication, radio broadcasting, TV and satellite communication	110.7%
Mobile radio telephony (cellular)	109.4%
Documentary telecommunications	147.7%
Intrazone telephone communication	219.9%

The reasons for change of the Issuer's revenue from provision of services:

In the structure of incomes from services of communication for Q2 2007 the leading place belongs to services of local telecommunication – 50,1 % (RUR 3,987.8 mln.). Increase in the number of main stations in Q2 2007 in comparison with Q1 2007 made 19,082 devices. Total number of telephone sets as of 31.06.2007 made 6,579,317 pieces.

Income of documentary communication in Q2 2007 grew 1.5 times in comparison with Q2 2006 and made RUR 743.3 mln. The given growth of incomes is mainly caused by increase in quantity of users of service of Internet using xDSL technology within the project "Domolink" (number of the involved ports is 186,664 pieces) and significant growth of the traffic passed to the Internet through the switched lines (1,447.4 mln. of minutes).

Analyzing the rates of growth for Q2 2007/Q2 2006, it is possible to tell about significant growth of incomes from intrazone telecommunication - 219,9 % (consequence of change of settlements with OJSC "Rostelecom"). Income from intrazone communications increased up to RUR 1,426.2 mln. in Q2 2007 (RUR 648.7 mln. in Q2 2006).

Seasonal character of communication services shows itself in increase of intrazone telephone connections in summer, and in increase in quantity of transferred telegrams, and in reduction of telephone connections using time system of payment.

General structure of the Issuer's cost:

Expenditure description	Specific weight in total expenses, %
	Q2 2007
Raw materials and suppliers, %	3,3
Purchased components, semi-finished goods, %	-
Work and services of production nature, external, %	9,6
Fuel, %	1,2
Energy, %	2,1
Payroll, %	31,8
Rentals, %	5,4
Social deductions, %	8.1
Depreciation of fixed assets, %	16,8
Taxes included in product costs, %	0,3
Other expenses, %	21,4
Amortization of intangible assets, %	0
Remuneration for innovative proposals, %	0
Mandatory insurance, %	0,2

Entertainment costs, %	0.0
other, %	21.2
Total: product (work, service) manufacture and sale cost (production cost), %	100.0
Revenue from sale of product (work, service), % of cost	140.4

Other expenses include: expenses by carriers for the traffic, channel lease, general administrative expenses.

Information on the issuer is prepared based on the accounting kept by the Company in compliance with Federal Law No. 129-FZ dated November 21, 1996 "On Accounting" (as amended on July 23, 1998, March 28, December 31 2002, January 10, May 28, June 30, 2003) and Regulation on accounting and book-keeping in the Russian Federation approved by Order of the Ministry of Finance of the Russian Federation No. 34n dated July 29, 1998 (as amended on December 30, 1999 and March 24, 2000), as well as accounting regulations in force.

Financial statements of the Company for 2006 are prepared according to the same Law and provisions proceeding from an assumption that the Company will continue its activity in the foreseeable future and it does not have intentions and necessity of liquidation or essential reduction of activity and, hence, obligations will be discharged when due.

3.2.3. Raw materials and suppliers of the Issuer

Due to peculiarities of the Issuer's activities, main type of activity of which is provision of communication services, raw materials are not used. Supplier of other material assets accounting for at least 10% of all material and goods supplies of the issuer: none.

There were no significant changes in prices for main supplies and goods in the reporting period, which could materially influence the financial position of the issuer.

Share of import in material and goods supplies: none.

The difficulties with availability of assets sources are not expected.

3.2.4. Markets for sales of the Issuer's products (works, services)

Key markets where the Issuer conducts its operations:

The Issuer's core activity on the market of the Central Federal District (CFD) is rendering of communication services. OJSC CenterTelecom renders services of access to the public telephone network, services of long-distance and international telephone connection, Internet and data transmission network services, communication channel lease services, wire services, etc.

The Central Federal District, which is the Company's sphere of interest, comprises 17 regions inhabited by about 20% of the Russia's population. According to the experts' opinion, the region accounts for 11% of the Russia's gross product (Moscow excluded). According to the living standards, the region holds the 3rd place among the Russian federal districts, according to per-capita income – only the seventh place. An uneven economic development of regions is typical of the CFD. The district is made up of the areas with both high maturity level – Moscow, Yaroslavl, Belgorod regions, and low maturity level – Kostroma, Ivanovo and Kursk regions.

Factors that may adversely affect Issuer's sale of its goods (works, services):

- decline in production;
- decrease of paying capacity of primary consumers;
- decrease in investments to the regions' economy;
- building up competence of alternative operators.

Issuer's actions to mitigate the adverse effect:

1. End of construction of multi-service networks (MSN), which provides for a significant extension of the rendered services range and amelioration of their quality at the same time.
2. Arrangement of package services.

3.Formation of wide-range tariff line for the service offered to cover consumers with different income level.
4. Extension of the equipped numbering capacity and increase in a number of users.
5. Application of open software in process improvement (especially for switching equipment).
6. Application of lease patterns when expanding production.
7. Availability of substituting services.
8. Usage of the affiliated companies' capacities.

3.2.5. Licenses granted to the Issuer

Main type of the Issuer's activity is provision of communication services.

Information about licenses for provision of communication services is shown in item 3.2.9 «Additional requirements to the Issuers, the main type of activity of which is provision of communication services».

Licenses for provision of TV and radio cable broadcasting.

№	License title	License number	Mass Media	Mass media type	Date of issue	Valid till	License issuing authorities	License coverage area
1	Radio broadcasting	№ 7696	Ternovskaya wave	On-air radio broadcasting	08.10.2003	29.04.2008	Ministry of Press of Russia	Ternovka community, Voronezh region
2	Radio broadcasting	№ 8528	Iva-Radio	On-air radio broadcasting	15.10.2004	08.04.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Ivanovo region (Vichuga town and neighboring communities, Furmanov town and neighboring communities, Shuya town and neighboring communities, Yuzha town and neighboring communities)
3	Radio broadcasting	№ 7508	Iva-Radio	Wire broadcasting	24.07.2003	24.07.2008	Ministry of Press of Russia	Ivanovo city, Ivanovo region
4	TV broadcasting	№ 7655	Cable TV network of Ivanovo region	Cable TV	23.09.2003	23.09.2008	Ministry of Press of Russia	Ivanovo city
5	TV broadcasting	№ 7586	Zemlya Kaluzhskaya	On-air TV	27.08.2003	27.08.2008	Ministry of Press of Russia	Town of Lyudinovo, Kaluga region neighboring communities

6	TV broadcasting	№ 9084	Zemlya Kaluzhskaya	On-air TV	05.07.2005	07.07.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Town of Kondrovo, Kaluga region
7	Radio broadcasting	№ 8572	Radio Elex	Wire sound program broadcasting	01.12.2004	11.11.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kaluga
8	TV broadcasting	№ 8531	Kostroma Telecom Media	Cable TV	18.10.2004	18.10.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kostroma
9	TV broadcasting	№ 9627	Cable TV network Kurskelektrosvyaz	Cable TV	13.12.2005	11.07.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kursk

10	Radio broadcasting	№ 8729	Lipetsk Informradio	Wireline radio	15.02.2005	20.10.2008	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Lipetsk and Lipetsk region
11	Radio broadcasting	№ 9476	Inform-svyaz	On-air sound broadcast	15.11.2005	15.11.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Lebedyan in the Lipetsk region and neighboring communities
12	Radio broadcasting	№ 9040	Inform-svyaz	On-air sound broadcast	21.06.2005	21.06.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Communities: Volovo, town of Dankov, urban-type communities of Dobrinka, Izmalkovo, Ploty, Terbuny, Usman', Chaplygin of Lipetsk region
13	Radio broadcasting	№ 9011	Inform-svyaz	On-air sound broadcast	07.06.2005	07.06.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Dolgorukovo community, Lipetsk region

14	Radio broadcasting	№ 9960	"Dnevnoy kanal"	Wireline radio broadcasting	14.03.2006	14.03.2011	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Tula, Tula region
15	**Radio broadcasting**	№ 7192	Radio Chance	On-air radio broadcasting	28.02.2007	16.07.2012	Rosohrancultura	Yaroslavl and neighboring communities (transmitter located in Dubki)
16	Radio broadcasting	№ 7246	Radio Chance	Wire radio broadcasting	28.02.2007	24.10.2007	Rosohrancultura	Yaroslavl
17	Radio broadcasting	№ 11368	Kursk Melodia Channel	Wire radio broadcasting	13.02.2007	13.02.2012	Rosohrancultura	Kursk and the Kursk Region

Licenses for non-core activities.

№	License title	License number	Date of license registration	Valid till	License issuing authorities	License coverage area
1.	Construction of buildings and facilities of I and II level of responsibility pursuant to the government standards	№ GS-1-99-02-27-0-5000000970-003321-1	05.12.2002	05.12.2007	Gosstroy of Russia (Construction regulation agency)	Russian Federation
2.	Designing of buildings and facilities of I and II level of responsibility pursuant to the government standards	№ GS-1-99-02-26-0-5000000970-003320-1	05.12.2002	05.12.2007	Gosstroy of Russia (Construction regulation agency)	Russian Federation
3.	Land-surveying	№ MOG – 01056	21.11.2002	21.11.2007	Federal Service for Geodesy and Cartography	Kursk and Tambov regions
4.	Cartography activities	№ MOG – 01057	21.11.2002	21.11.2007	Federal Service for Geodesy and Cartography	Kursk and Tambov regions
5.	Medical care	№ 0824	03.02.2003	03.02.2008	Public Health Committee of Kursk region	Kursk region
6.	Medical care	№ 50-01--000504	10.11.2005	10.11.2010	Federal Service of Health and Social Development Supervision	Orel region
7.	Medical care	№ 69-01-000044	10.02.2005	10.02.2010	Federal Service of Health	Tver region

					and Social Development Supervision	
8.	Medical care	№ 0211/00841	20.12.2003	20.12.2008	Public Health Department of Tula region	Tula region
9.	Medical care	№ 721	18.11.2002	26.04.2008	Public Health and Pharmacy Department of Yaroslavl region Administration	Yaroslavl region
10.	Education activities under educational programs	№ 58550	17.07.2006	17.07.2011	Ministry of Education of Moscow region	Moscow region
11.	Education	№ 76242505/л 0094	10.03.2005	15.08.2007	Education Department of Yaroslavl region Administration on behalf of Yaroslavl region Administration	Yaroslavl region
12.	Fire alarm and extinguishing	№ 1 /00818	21.02.2003	21.02.2008	Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service	Russian Federation
13.	Installation, repair and maintenance of fire fighting equipment and tools for buildings and facilities	№ 2/ 01455	21.02.2003	21.02.2008	Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service	Russian Federation
14.	Operation of electric power grids	№ 50007938	28.04.2003	27.04.2008	Ministry of Energy of the Russian Federation	Russian Federation
15.	Operation of heat networks	№ ET-02-000283(K)	28.04.2005	28.04.2010	Federal Service on Environmental, Technical and Nuclear Control	Russian Federation
16.	Repair of measurement devices	№ 001500-P	03.03.2004	03.03.2009	State Committee of the RF for Standardization and Metrology	Russian Federation
17.	Operation and maintenance of highly explosive production facilities	№ 00-ЭВ-002491 (S)	25.03.2004	25.03.2009	Federal Industrial and Mining Supervisory body of	Russian Federation

					Russia	
18.	Fresh water production for industrial purposes of plants	№ 50359	07.12.2004	01.01.2015	Regional Agency on Subsoil Utilization of the Central Federal District	South-western part of Alekseevka city of Belgorod region
19.	Geologic exploration and site production of fresh water for drinking and other purposes at recuperation and rest facilities	№ 53172	14.07.2003	01.01.2020	Natural Resources and Environment Protection Directorate of the Ministry of Natural Resources of the RF on Kostroma region	Plot of subsoil is near Gomonikha village in Krasnosel'ski area of Kostroma region
20.	Fresh water production for water-supply	№ 56230	09.09.2004	20.06.2008	Main Directorate of Natural Resources of Tambov region	Tambov region
21.	Fresh water production for water-supply of recreational camp "Signal"	№ 57273	21.12.2004	01.09.2016	Regional Agency on Subsoil Utilization of the Central Federal District	Yudinka village of the Tula region
22.	Foul water discharge	№ 00191	10.11..2005	01.11.2008	Moscow-Oka Basin Department	Tula region
23.	Maintenance of cipher (cryptographic) machines	№ 2907X	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
24.	Distribution of cipher (cryptographic) machines	№ 2908P	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
25.	Provision of services for information ciphering	№ 2909U	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
26.	Activities on technical protection of confidential information	№ 0210	11.05.2004	11.05.2009	State Technical Commission under the RF President Administration	Subsidiaries of OJSC "CenterTelecom"

27	Activities related to handling information containing state secrets	№ 5500	16.12.2003	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Degtyarny Per., build. 2, GSP-3, Moscow, Russia
28	Activities related to handling information containing state secrets (original copy)	№ 5500/2	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	38 Teatralnaya Street, Kaluga
29	Activities related to handling information containing state secrets (original copy)	№ 5500/9	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	23 Lenina Street, Liski, Voronezh region
30	Activities related to handling information containing state secrets (original copy)	№ 5500/12	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	8 Krasnaya Square, Kursk
31	Activities related to handling information containing state secrets (original copy)	№ 5500/13	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	17 Karl Marx Street, Fatezh, Kursk region
32	Activities related to handling information containing state secrets (original copy)	№ 5500/17	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	29 Narodnogo Opolchenia Street, building 2, Moscow
33	Activities related to handling information containing state secrets (original copy)	№ 5500/18	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Nekrasova Street, Zvenigorod, Moscow region
34	Activities related to handling information containing state secrets (original copy)	№ 5500/19	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	69 Karl Marx Street, Yegoryevsk, Moscow region
35	Activities related to handling information containing state secrets (original copy)	№ 5500/20	14.04.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Lenina Street, Orel

36	Activities related to handling information containing state secrets (original copy)	№ 5500/21	14.04.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	30 25 Oktyabrya Street, Kromy, Orel region
37	Activities related to handling information containing state secrets (original copy)	№ 5500/22	12.05.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Schedrina Street, Ryazan
38	Activities related to handling information containing state secrets (original copy)	№ 5500/23	12.05.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	7 Gagarina Street, Starozhilovo, Ryazan region
39	Activities related to handling information containing state secrets (original copy)	№ 5500/24	14.06.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	24 Novotorzhskaya Street, Tver
40	Activities related to handling information containing state secrets (original copy)	№ 5500/25	14.06.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	41 Studencheskaya Street, Torzhok, Tver region
41	Activities related to handling information containing state secrets (original copy)	№ 5500/26	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	33 Lenina prospect, Tula
42	Activities related to handling information containing state secrets (original copy)	№ 5500/27	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	9 Karl Marx Square, Bryansk
43	Activities related to handling information containing state secrets (original copy)	№ 5500/28	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	1Б Mira Street, Pochep, Bryansk region
44	Activities related to handling information containing state secrets (original copy)	№ 5500/29	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	14 Sevskaya Street, Trubchevsk,Bryansk region

45	Activities related to handling information containing state secrets (original copy)	№ 5500/30	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35 Revolyutsy Prospekt, Voronezh
46	Activities related to handling information containing state secrets (original copy)	№ 5500/31	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	19 Sovetskaya Street, urban village Anna, Voronezh region
47	Activities related to handling information containing state secrets (original copy)	№ 5500/33	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Oktyabrskoy Revolyutsy Street, Smolensk
48	Activities related to handling information containing state secrets (original copy)	№ 5500/34	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	15 microdistrict, Yartsevo, Smolensk region
49	Activities related to handling information containing state secrets (original copy)	№ 5500/35	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	2B, Astrakhanskaya Street, Tambov
50	Activities related to handling information containing state secrets (original copy)	№ 5500/36	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Kotovskogo Street, Sosnovka village, Tambov region
51	Activities related to handling information containing state secrets (original copy)	№ 5500/37	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	42 Gorkogo Street, Vladimir
52	Activities related to handling information containing state secrets (original copy)	№ 5500/38	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	22 Komsomolskaya Street, Yaroslavl
53	Activities related to handling information containing state secrets (original copy)	№ 5500/39	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	21 Podlipayeva Street, Kostroma

54	Activities related to handling information containing state secrets (original copy)	№ 5500/40	09.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	10-th Avgusta, Ivanovo
55	Activities related to handling information containing state secrets (original copy)	№ 5500/41	21.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	3 Sobornaya square, Belgorod
56	Activities related to handling information containing state secrets (original copy)	№ 228	23.12.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35a Tereshkovoy Street, Lipetsk
57	Performing measures and/or provision of services for protection of state secrets	№ 5501	16.12.2003	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Degtyarny Pereulok, Building 2, Moscow
58	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/10	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Lenina Street, Orel
59	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/11	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	8 Krasnaya Square, Kursk
60	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/12	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	38 Teatralnaya Street, Kaluga
61	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/13	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	9 Karl Marx Street, Bryansk
62	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/14	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35 Revolutsy pr., Voronezh

63	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/15	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Oktyabrskoy Revolutsy Street, Smolensk
64	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/16	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	2в Astrakhanskaya Street, Tambov
65	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/17	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	33 Lenina Prospekt, Tula
66	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/18	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Shchedrina Street, Ryazan
67	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/19	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	29 Narodnogo Opolchenia Street, building 2, Moscow
68	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/20	09.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	1 10-th Avgusta Street, Ivanovo
69	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/21	21.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	3 Sobornaya Square, Belgorod
70	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 229	23.12.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35a Tereshkovoy Street, Lipetsk
71.	Performing measures and/or provision of services for protection of state secrets	№ 2853 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	OJSC CenterTelecom

72	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 1 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	3 Revolutsy Square, Belgorod
73	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 2 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	9 Karl Marx Square, Bryansk
74	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 3 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	22 Komsomolskaya Street, Yaroslavl
75	Performing measures and/or provision of services for protection of state secrets	2853/3/1 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	1 10th Avgusta Street, Ivanovo
76	Performing measures and/or provision of services for protection of state secrets	2853/3/2 M	30.12.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	1 Podlipaeva Street, Kostroma
77	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 4 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	42 Gorkogo Street, Vladimir
78	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 5 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	35 Revolutsy Prospekt, Voronezh

79	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 6 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	38 Teatralnaya Street, Kaluga
80	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 7 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	8 Krasnaya Square, Kursk
81	Performing measures and/or provision of services for protection of state secrets	№ 2853 /8 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	35a Tereshkovoy Street, Lipetsk
82	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 9 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	29 Narodnogo Opolcheniya Street, building 2, Moscow
83	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 10 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	43 Lenina Street, Orel
84	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 15 M	30.12.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	43 Shchedrina Street, Ryazan
85	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 11 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	6 Ortyabrskoy Revolutsy Street, Smolensk

86	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 12 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	2в Astrakhanskaya Street, Tambov
87	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 13 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	24 Novotorzhskaya Street, Tver
88	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 14 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	33 Lenina Prospekt, Tula

The Issuer's forecast about possible renewal of licenses:

Terms and conditions for a possibility of license renewals:

1. Carrying out activities under a license by the licensee without violations of the license conditions.
2. Timely application to the licensing authorities with a request for the license renewal and submission of all required documents as provided for by the Federal Law "On Telecommunication".
3. Compliance of the licensee activities with the corresponding standards, rules and regulations.
4. Technical availability of implementation of the licensed activities.

The Issuer has no reason to suppose that the licenses won't be duly renewed or will be suspended or recalled.

3.2.6. Joint activities in partnership

Information about joint activities conducted by the Issuer with other organizations as of 30.06.2007:
OJSC CenterTelecom participates in joint activity (Partnership Agreement No. 79/89 dated December 31, 1998) on creation, development and commercial operation of switching system for CDMA-800 cellular communication (share – 30%).
Other participants: Topsnabinvest LLC (share – 40%), Bowling Center LLC (share – 30%).
Contributions: RUR 6,491,036.
Purpose – profit generation.
Financial result: for H1 2007 – none.

3.2.7. Additional requirements to be met by issuers, which are joint-stock investment funds, insurance or credit organizations, mortgage agents

The Issuer is not joint-stock investment funds, insurance organizations or credit organization, mortgage agent.

3.2.8. Additional requirements to be met by issuers for which natural resources extraction is the core activity

Natural resources extraction is not the core activity for the Issuer.

3.2.9. Additional requirements to be met by issuers for which telecom service provision is the core activities

A) Licenses for communication services provision

№	License title	License number	Conditions for conducted operations	Date of issue	Valid till	Body, which issued the license	Coverage area.
1.	Provision of local and intrazone telephone service	№ 24064	1. Provision of local and intrazone telephone communication of public switched telephone network and services of telephone communication with the use of intelligent network. 2. Rendering services of local telephone communication provision of a subscriber with access to telematic, intrazone, domestic long-distance and international telephone communication services and data services, except for data services for voice transmission. 3. Rendering services of intrazone telephone communication services provision of a subscriber with access to telematic and data services, except for data services for voice transmission. 4. According to the agreement with communication operator rendering services of domestic long-distance and international telephone communication, the company is entitled to charge subscribers and (or) users for the services of domestic long-distance and international telephone communication on behalf and a t the expense of the operators.	24.10.2002	24.10.2012	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
2.	Provision of local, international and domestic long-distance telephone	№ 23250	Services of local, international and domestic long-distance telephone communication at public telephone offices and public pay phones	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan,

	services						Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow
3.	Lease of telecommunication channels	№ 23247	Provision to customers of local, long-distances channels and links, channels for TV and sound programs, circuits for transmission of telecommunications signals	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow
4.	Data transmission services	№ 23248	Public data network services	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
5.	Provision of telematic services	№ 23249	- public telematic services (e-mail, access to directory services, fax transmission, message handling service, voice mail services, speech message service, audio and video conference call service);	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
6.	Provision of telegraph services	№ 24065	1. Provision of telegraph services (receive/transmit, delivery of telegrams, AT/telex network services)). 2. Installed capacity of telegraph facilities	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan,

			should provide full satisfaction of demand in telegraph services of the license territory.				Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
7.	Provision of communication services via data transmission network, except for voice transmission	№ 36633	Pursuant to this license, the Company should provide subscriber with communication service between the subscriber (terminal) sets connected to the licensee's data network: a) access to communication network of licensee; b) communication via licensee's data transmission network with the use of subscriber (terminal) equipment for voice transmission; c) access to voice services rendered by other communication operators, data networks of which interact with the licensee's network	21.11.2005	21.11.2010	Federal Service on Telecommunications Supervision	Kaluga region
8.	Provision of voice services via the data transmission network	№ 37053	Pursuant to this license, the Company should provide subscriber with: a) access to communication network of licensee; b) communication via licensee's data transmission network with the use of subscriber (terminal) equipment for voice transmission; c) access to voice services rendered by other communication operators, data networks of which interact with the licensee's network.	12.12.2005	12.12.2010	Federal Service on Telecommunications Supervision	Kaluga region
9.	Provision of data services for voice transmission	№ 42765	Pursuant to this license, the Company should provide subscriber with: a) access to communication network of licensee; b) communication via licensee's data transmission network for voice transmission; c) access to voice services rendered by other communication operators, data networks of which interact with the licensee's network	28.07.2006	28.07.2011	Federal Service on Telecommunications Supervision	Belgorod, Ivanovo, Kostroma, Yaroslavl, Vladimir, Kursk, Lipetsk, Moscow, Ryazan, Smolensk, Tambov, Tula regions.

10.	Provision of data services for voice transmission	№ 42716	Pursuant to this license, the Company should provide subscriber with: a) access to communication network of licensee; b) communication via licensee's data transmission network for voice transmission; c) access to voice services rendered by other communication operators, data networks of which interact with the licensee's network	27.12.2006	27.12.2011	Federal Service on Telecommunications Supervision	Bryansk, Voronezh, Orel, Tver regions
11.	Provision of sound program broadcasting over a wireline network	№ 24339	Network of the licensee is designated for broadcasting of sound programs of all-Russian and state regional companies. Broadcasting of other programs is possible in the presence of license to provide TV and radio broadcasting and corresponding agreement with the licensee-broadcaster.	28.11.2002	28.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
12.	Provision of sound program broadcasting over a wireline network	№ 25058	Network of the licensee is designated for broadcasting of sound programs of all-Russian and state regional companies. Broadcasting of other programs is possible in the presence of license to provide TV and radio broadcasting and corresponding agreement with the licensee-broadcaster.	07.02.2003	07.02.2008	Ministry of Telecommunication of Russia	Vostochny, Severnoe and Nekrasovka communities, microrayon Kosino of Moscow
13.	Provision of mobile radio and telephone communication via public switched telephone network	№ 36270	Provision of mobile radio and telephone communication services via public switched telephone network (NTM-450 network) according to the license only on the territory of the Ivanovo region. Pursuant to this license, the Company should provide subscriber with: 1) access to communication network of the Company; 2) connections via mobile communication network of the licensee for receipt (transmission) of voice and data providing seamlessness of communication while rendering services despite the location of a	14.11.2005	14.11.2010	Federal Service on Telecommunications Supervision	Ivanovo region

			subscriber, including when he/she is on the move; 3) connection with subscribers and (or) users of public fixed-line networks; 4) capability to use mobile services of NMT-450 standard network while outside the territory of the mentioned license; 5) access to communication services rendered by other operators, which networks interact with the licensee's network, except for fixed-line, mobile radio and mobile radio-telephone communication operators; 6) access to I&R service; 7) free of charge round-the-clock emergency calls.				
14.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30244	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology - - Installed capacity by 2007 – 6000 numbers, by 2013 – 16000 numbers.	30.12.2003	30.12.2013	Ministry of Telecommunication of Russia	Ivanovo region
15.	Provision of mobile radio and telephone communication via public telephone network	№ 36271	Mobile radio and telephone communication services via public switched telephone network (NTM-450 network) according to the license only on the territory of the Kostroma region Pursuant to this license, the Company should provide subscriber with: 1) access to communication network of the Company; 2) connections via mobile communication network of the licensee for receipt (transmission) of voice and data providing seamlessness of communication while rendering services despite the location of a subscriber, including when he/she is on the move; 3) connection with subscribers and (or)	14.11.2005	14.11.2010	Federal Service on Telecommunications Supervision	Kostroma region

			users of public fixed-line networks; 4) capability to use mobile services of NMT-450 standard network while outside the territory of the mentioned license; 5) access to communication services rendered by other operators, which networks interact with the licensee's network, except for fixed-line, mobile radio and mobile radio-telephone communication operators; 6) access to I&R service; 7) free of charge round-the-clock emergency calls.				
16.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30245	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology - - Installed capacity by 2007 – 6000 numbers, by 2013 – 16000 numbers.	30.12.2003	30.12.2013	Ministry of Telecommunication of Russia	Kostroma region
17.	Provision of mobile radio and telephone communication	№ 38499	The Company should provide mobile radio and telephone communication services (GSM-900|1800 standard network) в according to the license only on the territory of the Tambov region. Pursuant to this license, the Company should provide subscriber with: - *access to communication network of the Company;* - connections via mobile communication network of the licensee for receipt (transmission) of voice and data providing seamlessness of communication while rendering services despite the location of a subscriber, including when he/she is on the move; - connection with subscribers and (or) users of public fixed-line networks; - capability to use mobile services of GSM-900|1800 standard network while outside	01.03.2006	01.03.2011	Federal Service on Telecommunications Supervision	Tambov region

			the territory of the mentioned license; - access to telematic and data services, except for data services for voice transmission; - access to I&R service; - free of charge round-the-clock emergency calls.				
18.	Provision of mobile radio and telephone communication via public switched telephone network	№ 36269	Mobile radio and telephone communication services via public switched telephone network (NTM-450 network) according to the license only on the territory of the Yaroslavl region Pursuant to this license, the Company should provide subscriber with: 1) access to communication network of the Company; 2) connections via mobile communication network of the licensee for receipt (transmission) of voice and data providing seamlessness of communication while rendering services despite the location of a subscriber, including when he/she is on the move; 3) connection with subscribers and (or) users of public fixed-line networks; 4) capability to use mobile services of NMT-450 standard network while outside the territory of the mentioned license; 5) access to communication services rendered by other operators, which networks interact with the licensee's network, except for fixed-line, mobile radio and mobile radio-telephone communication operators; 6) access to I&R service; 7) free of charge round-the-clock emergency calls.	14.11.2005	14.11.2010	Federal Service on Telecommunications Supervision	Yaroslavl region

19.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30246	cellular digital radio telephone service in 450 MHz band using IMT-MC technology Installed capacity by 2007 – 6000 numbers, by 2013 – 16000 numbers.	30.12.2003	30.12.2013	Ministry of Telecommunicatio n of Russia	Yaroslavl region
20	Mobile radio telephone service	№ 24325	Limit is 300 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunicatio n of Russia	Belgorod region
21	Mobile radio telephone service	№ 24326	Limit is 500 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunicatio n of Russia	Vladimir region
22	Mobile radio telephone service	№ 24327	Limit is 1800 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunicatio n of Russia	Voronezh region
23	Mobile radio telephone service	№ 24328	Limit is 800 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunicatio n of Russia	Ivanovo region
24	Mobile radio telephone service	№ 24695	Installed capacity by the end of 2007 – at least 600 numbers in band of 828-831 MHz and 873-876 MHz	30.12.2002	30.12.2007	Ministry of Telecommunicatio n of Russia	Ivanovo region
25	Mobile radio telephone service	№ 24329	Limit is 480 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunicatio n of Russia	Kaluga region
26	Mobile radio telephone service	№ 24330	Limit is 400 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunicatio n of Russia	Kursk region
27	Mobile radio telephone service	№ 24331	Limit is 400 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunicatio n of Russia	Lipetsk region
28	Mobile radio telephone service	№ 24332	Limit is 4000 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunicatio n of Russia	Moscow region
29	Mobile radio telephone service	№ 24333	Limit is 200 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunicatio n of Russia	Orel region
30	Mobile radio telephone service	№ 24334	Limit is 500 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunicatio	Ryazan region

						n of Russia	
31	Mobile radio telephone service	№ 24335	Limit is 500 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Smolensk region
32	Mobile radio telephone service	№ 24336	Limit is 270 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Tver region
33	Mobile radio telephone service	№ 24337	Limit is 900 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Tula region
34	Mobile radio telephone service	№ 24338	Limit is 400 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Yaroslavl region
35	On-air broadcasting of sound programs	№ 46483	License is under technical registration process in the Federal Service on Telecommunications Supervision	-	-	Federal Service on Telecommunications Supervision	Belgorod region
36	On-air broadcasting of sound programs	№ 35111	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	17.10.2005	17.10.2008	Federal Service on Telecommunications Supervision	Vladimir region
37	On-air broadcasting of sound programs	№ 45185	Pursuant to this license the licensee should provide user with: 1) receipt of TV program (programs) and (or) radio programs from broadcaster; 2) on-air broadcasting of program (programs).	24.10.2006	21.06.2011	Federal Service on Telecommunications Supervision	Vladimir region
39	On-air broadcasting of sound programs	№ 34303	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	01.08.2005	29.10.2008	Federal Service on Telecommunications Supervision	Voronezh region
39	On-air broadcasting of sound programs	№ 34302	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	11.08.2005	08.10.2009	Federal Service on Telecommunications Supervision	Ivanovo region
40	Broadcasting of	№ 23533	Services are provided with the use of cable	29.08.2002	29.08.2007	Ministry of	Ivanovo

	sound and TV programs on cable TV networks		TV networks (SKP, KSKP, SKT), with the following specifications: Ivanovo: frequency channels SKP – 5/5, 10/10, 12/12, 27/27, 30/30, 32/32, 37/37; Frequency channels and bands KSKP -30/1, 2, 32/3, 5/5, 37/6, 7, 27/8, 9, 10/10, 11, 12/12, SK-11; Frequency channels and bands SKT – 30/1, 12/2, 32/3, 37/6,10/7,27/8,5/9,51/11,25/ SK-11, 21, 23,29,31, 33, 35, 39, 41, 43, 45, 47, 49, 53, 55, 57, 59, 61, 63, 65, 67, 69, 5-30 MG Kokhma: Frequency channels and bands KSKP – 30/1, 2, 32/3, 5/5, 37/6, 7, 27/8, 9, 10/10, 11, 12/12, SK-11 Vichuga, Kineshma, Teykovo, Shuya: Frequency channels and bands KSKP – 30/1, 32/3, 6, 7, 27/(11 or SK-11 or SK-12), 5/9, 12/12 Total capacity of the networks up to 10 thousand subscribers			Telecommunication of Russia	
41	On-air broadcasting of sound programs	№ 41565	Pursuant to this license, the Company should provide subscriber with: a) access to communication network of the licensee; b) propagation (delivery) of TV programs signals and (or) radio broadcasting via cable network to the users (terminal) equipment	20.08.2006	20.08.2011	Ministry of Telecommunication of Russia	Vorotynsk community of Babynsk area, Kaluga region
42	On-air broadcasting of TV programs	№ 28681	Coverage territory depends on signal zone of transmitting station with the following specifications: Equipment is installed in Lyudino village of the Kaluga region; Frequency channel – 47 TV channel, carrier shifting – plus 10.4 kHz; Transmitter power – 200 W	31.10.2003	27.08.2008	Ministry of Telecommunication of Russia	Kaluga region
43	On-air	№ 40783	Pursuant to this license, the Company	28.04.2006	05.01.2011	Federal Service on	Kondorovo, Kaluga region

	broadcasting of sound programs		should provide subscriber with: Receipt of TV and (or) radio broadcasting from broadcasting companies; On-air broadcasting of programs			Telecommunications Supervision	
44	On-air broadcasting of sound programs	№ 43986	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).			Federal Service on Telecommunications Supervision	Kaluga region
45	On-air broadcasting of sound programs	№ 32187	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	10.05.2005	10.05.2008	Federal Service on Telecommunications Supervision	Kostroma region
46	Broadcasting of sound and TV programs on cable TV networks	№ 43182	Pursuant to this license the Company should provide a user with: Access to the licensee's network; propagation (delivery) of TV programs signals and (or) radio broadcasting via cable network to the users (terminal) equipment	12.11.2006	12.11.2011	Ministry of Telecommunication of Russia	Kostroma
47	On-air broadcasting of sound programs	№ 32839	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	22.06.2005	30.06.2008	Federal Service on Telecommunications Supervision	Shchigry, Kursk region
48	On-air broadcasting of sound programs	№ 23557	Coverage territory depends on signal zone of transmitting station with the following specifications: Equipment is installed in Gorshechnoye of the Kursk region; Frequency – 71,78 MHz, polarization – vertical; Transmitter power – 100 W.	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Gorshechnoye community, Kursk region
49	Provision of telecommunication services for cable broadcasting	№ 31082	Pursuant to this license the Company should provide a user with: Access to the licensee's network; propagation (delivery) of TV programs	25.03.2005	18.03.2010	Federal Service on Telecommunications Supervision	Kursk

			signals and (or) radio broadcasting via cable network to the users (terminal) equipment				
50	On-air broadcasting of sound programs	№ 23543	Coverage territory depends on signal zone of transmitting station with the following specifications: Volovo: 104.400 MHz, 0.100 kW; Dankov: 102.400 MHz, 0.500 kW; Dobrinka: 102.700 MHz, 0.250 kW; Dolgorukovo: 102.900 MHz, 0.250 kW; Izmalkovo: 73.790 MHz, 0.100 kW; Ploty: 102.600 MHz, 0.100 kW; Terbuny: 101.900 MHz, 0.100 kW; Usman: 104.000 MHz, 0.500 kW; Lev Tolstoy: 103.800 MHz, 0.100 kW; Chaplygin: 103.300 MHz, 0. 250 kW; Chernava: 69.260 MHz, 0.030 kW.	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Lipetsk region
51	On-air broadcasting of sound programs	№ 32046	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	31.05.2005	23.07.2009	Federal Service on Telecommunications Supervision	Lipetsk region
52	On-air broadcasting of sound programs	№ 36678	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	21.11.2005	21.11.2010	Federal Service on Telecommunications Supervision	Dolgorukovo, Lipetsk region
53	On-air broadcasting of sound programs	№ 43251	Pursuant to this license the Company should provide a user with: - receipt of TV and (or) radio program (programs) from broadcasters ; - On-air broadcasting of program (programs).	28.07.2006	15.05.2011	Federal Service on Telecommunications Supervision	Lebedyan, Lipetsk region
54	On-air broadcasting of TV programs	№ 23924	Coverage territory depends on signal zone of transmitting station with the following specifications: Serpukhov: Frequency band – 2500-2700, Number of frequency channels (not more than) 12	04.10.2002	04.10.2007	Ministry of Telecommunication of Russia	Serpukhov, Solnechnogorsk, Chekhov towns of Moscow region

			Solnechnogorsk: Frequency band – 2500-2700, Number of frequency channels (not more than) 12 Chekhov: Frequency band – 2500-2700, Number of frequency channels (not more than) 12.				
55	On-air broadcasting of TV programs	№ 43199	Pursuant to this license the Company should provide a user with: - receipt of TV and (or) radio program (programs) from broadcasters ; - On-air broadcasting of program (programs).	10.12.2006	21.06.2011	Federal Service on Telecommunications Supervision	Moscow region
56	On-air broadcasting of sound programs	№ 31551	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	26.04.2005	22.04.2008	Federal Service on Telecommunications Supervision	Moscow region
57	Broadcasting of TV and sound programs over cable TV network	№ 43 435	Pursuant to this license the Company should provide a user with: Access to the licensee's network; propagation (delivery) of TV programs signals and (or) radio broadcasting via cable network to the users (terminal) equipment	12.11.2006	12.11.2011	Ministry of Telecommunication of Russia	Towns of Kolomna, Losino-Petrovski, Orekhovo-Zuevo and Orekhovo-Zuevo area of the Moscow region
58	On-air broadcasting of sound programs	№ 40296	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	18.05.2006	18.05.2006	Federal Service on Telecommunications Supervision	Tambov region
59	Provision of telecommunication services for cable broadcasting	№ 31083	Pursuant to this license the Company should provide a user with: Access to the licensee's network; propagation (delivery) of TV programs signals and (or) radio broadcasting via cable network to the users (terminal) equipment	15.03.2005	18.03.2010	Federal Service on Telecommunications Supervision	Yaroslavl
60	On-air broadcasting of sound programs	№ 26670	Coverage territory depends on signal zone of transmitting station with the following specifications: Equipment is installed in Dubki village of	05.06.2003	16.07.2007	Ministry of Telecommunication of Russia	Yaroslavl and neighboring settlements, Yaroslavl region

			the Yaroslavl region; Frequency – 103.3 MHz, polarization – horizontal Transmitter power – 1 kW				

Terms and conditions for a possibility of license renewals:

1. Carrying out activities under a license by the licensee without violations of the license conditions.
2. Timely application to the licensing authorities with a request for the license renewal and submission of all required documents as provided for by the Federal Law on Telecommunication.
3. Compliance of the licensee activities with the corresponding standards, rules and regulations.
4. Technical availability of implementation of the licensed activities.

The issuer's obligations on creation of a subscriber base according to the license:

Deadlines for meeting by the issuer of its obligations on creation of a subscriber base: met according to the license validity conditions.

Extent of meeting by the issuer of these obligations: fulfilled according to the license requirements.

Factors that might adversely affect fulfillment by the issuer of its license obligations: circumstances beyond the reasonable control.

Probability of occurrence of such negative factors: not found.

B) Telecommunication Networks

CenterTelecom OJSC is an operator that takes important position in the public telecommunications network in the territory of 17 subjects of the Russian Federation covering about 20% of the total country population.

The company provides a wide range of telecommunication services including local and intrazone telephone communication services, Internet access services, data transmission services, cable television broadcasting, wired and untrashort waves radio broadcasting networks, leasing communication channels and other network resources. The Company also renders services to other carriers with regard to connection to the public telephone communication network and traffic transfer.

Local telephone communication

Presently, the Company's networks cover 8,452 various types of automatic telephone systems with the aggregate installed capacity of 6,993,480 numbers. Out of this amount, the city ATX installed capacity accounts for 5,969,363 numbers or 85.4% of the total network, and country ATX – for 1,024,117 numbers or 14.6%.

The ATX equipped capacity accounts for 6,642,607 numbers or (95%). Out of that, equipped city ATX numbers run for 5,721,301 and equipped country ATX numbers run for 921,306.

CenterTelecom OJSC is committed to continuous improvement of its telecommunication network, bringing on-stream up-to-date multi-purpose switchboards, building fiber-optic communication lines, and arranging radio-relay digital lines.

As of July 01, 2007, the digital ATX capacity in terms of the aggregate installed capacity accounts for 53.0%, including the share of city ATX accounting for 58.3% and the share of country ATX accounting for 22.3%. Apart from extending the network capacity, development of the network through installation of electronic ATXs of domestic and foreign manufacturers allows enlarging the array of advanced communication services rendered by the Company, such as dial-up Internet access, ISDN, auxiliary services. etc.

Line-cable facilities of CenterTelecom OJSC local telecommunication network are built and utilized for provision of communication services under the current licenses. For the moment, total length of cable networks reaches 738,898 km, of which fiber-optic cable length amounts to 5,979 km.

Intrazone and Long-distance Communication

Currently, a 21-zone switching point is utilized in the CenterTelecom OJSC telecommunication network. The total installed capacity of the switching point amounts to 228,522 ports. The equipped capacity of the switching point amounts to 186,096 ports or 81.4%.

For the arrangement of intrazone telephone communication both fiber-optic and radio-relay communication lines are used. As of July 01, 2007, the length of intrazone communication lines amounts to 31,897.04 km, of which fiber-optic lines run for 15,555.2 km providing basis for ensuring

high-quality digital channels and junction lines. Intrazone fiber-optic communication lines were not brought on-stream in Q2 of 2007.

All the subscribers of CenterTelecom OJSC are granted access to long-distance and international communication services on the basis of agreements made with long-distance and international carriers (Rostelecom OJSC, MTT OJSC, SCS Sovintel Ltd., etc.)

Information on the radio-frequency resource provided by CenterTelecom OJSC in accordance with the laws of the Russian Federation for rendering communication services with the use of radio-electronic facilities in Central Federal District of the Russian Federation

For rendering communication services with the use of radio-electronic facilities, CenterTelecom OJSC commands radio-frequency resource validated in accordance with the laws of the Russian Federation:

1. For rendering on-air broadcasting services (broadcasting of television and radio programs) in Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Tambov, and Yaroslavl Regions – 147 radio frequencies validated by 106 permits for use of radio frequencies (hereinafter "Permits").

2. For rendering cellular radiotelephone communication services in Ivanovo, Kostroma, and Yaroslavl Regions:

in the NMT-450 format – 446 radio frequencies validated by 8 permits;

in the IMT-MC-450 format – 108 broadband radio-frequency channels validated by 4 permits;

3. For rendering cellular radiotelephone communication services in Tambov Region:

- in the GSM- 900 format – 880 radio frequencies validated by 12 permits;
- in the GSM – 1800 format – 402 radio frequencies validated by 6 permits.

4. For rendering mobile radiotelephone communication services in the MPT 1327 format ("Altai") in Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tver, Tula, and Yaroslavl Regions – 1,412 radio frequencies validated by 38 permits.

5. For rendering local telephone communication services and data transmission with the use of wireless access facilities in Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, and Tula Regions – 1,208 radio frequencies (broadband channels) validated by 102 permits.

6. For the arrangement of data transmission over local and intrazone communication lines with the use of radio-relay equipment there are 550 radio frequencies provided which are validated by 126 permits.

7. For the arrangement of Internet access for educational institution under Education National project through satellite communication channels there are 229 duplex lines which are validated by 12 permits.

3.3. Issuer's Prospective Plans

CenterTelecom OJSC leads the telecommunication market of wireless communication services in Central Federal District, mainly due to one of its historical advantages – sophisticated infrastructure. The Company is actively expanding and pursuing a dynamic commercial development policy.

The prospective plans of the Company on the market of Central Federal District maintain the tendency towards development of both conventional telecommunication services and state-of-the-art telecommunication technologies, with subsequent enhancement of the services with high value added and increase in share of revenues from new services in the Company's income.

Further active large-scale introduction of broadband Internet access in Central Federal District under the DOMOLINK trademark on the basis of ADSL2+ technology, and commissioning of Triple Play service packages scheduled for the forthcoming year, combined within a single, most customer-friendly complex, including the invention of IP TV services, is regarded by the Company to be the top-priority and most promising area of development. This will not only enable the Company to enhance loyalty on the part of the existing customers, but also facilitate attraction of new users who are giving up cable operators' services.

Rendering multi-media services will require upgrading and development of the network infrastructure, which is provided for in the Company's investment program and is one of the future

priority tasks of CenterTelecom OJSC. Building NGN networks in Central Federal District will provide the Company with necessary infrastructure, both in terms of technical capabilities and commercial efficiency, and will allow resolving tasks of ensuring access to the global network, adoption of voice communication, multimedia data transmission, and arrangement of corporate communication systems.

Along with development of new services, the Company is planning to expand its telephone communication network aggressively, upgrade and build line and cable facilities. In order to ensure maximum telephone communication coverage of Central Federal District, the Company is planning to use, among others, wireless technologies. The Company is focused not only on technical improvement of conventional services, but also on shaping the most streamlined and differentiated offering for a modern subscriber. The Company's agenda includes adoption of convenient service packages combining local and intrazone communication, Internet access and miscellaneous services.

Besides, the Company is actively striving to participate in implementation of governmental programs, particularly, the "Education" federal program relating to connecting general education institutions to the Internet network.

3.4. Issuer's participation in production, banking, financial groups, holdings, groups of companies and associations

Production, banking, financial groups, holdings, groups of companies and associations, in which the Issuer participate:

1. Organization: ***Association of communication quality control and informatization «International Telecommunications Quality Congress»***
Enlistment year: 2000
Functions: Member of the organization. Promotion and enhancement of state and corporate management quality, attractiveness as investment and competitive advantages of the companies on the information and telecommunications market.

2. Organization: ***Non-commercial partnership «TelecomForum»***
Enlistment year: ***2003***
Functions: Member of the organization. Support of processes for forming of the Russian information community as a part of the global information space. Assistance in development of information and telecommunication infrastructure on the territory of the Russian Federation.

3. Organization: ***Association of Telecommunication Open Joint-stock Companies of the Russian Central ChernozemnyRegion***
Enlistment year: *1997*
Functions: Member of the organization. Settling of tasks for accelerated development of communication companies and amelioration of operators' living standard.
Promotion in development, cooperation and specialization of communication services.
Implementation provision of the state policy in the sphere of telecommunication systems in the CBBR by implementing federal, branch-specific and regional programs and projects.

4. Organization: ***Non-governmental pension fund Telecom-Soyuz***
Enlistment year: ***2002***
Functions: Implementation of social aims in the form of non-state pension payments to the Fund participants, payment of an accumulating part of the labor pension to the insured persons and professional pension payment to the insured persons.

5. Organization: ***International association of DSM MoU cellular communication operators***
Enlistment year: ***1998***
Functions: Member of the organization. Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems.International roaming provision. Maintenance and promotion of standard services (voice, data, multimedia). Certification of

equipment and working out of international agreements in relation to mobile stations, SIM cards (A3-A8, A5 algorithms), alarm system (MAP, INAP), billing system and settlements system (TAP1-TAP3), security and voice code systems.

6. Organization: ***Association of GSM cellular mobile communication network operators***
Enlistment year: ***1995***
Functions: Member of the organization. Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems. International roaming provision. Maintenance and promotion of standard services (voice, data, multimedia).

7. Organization: ***Non-profit partnership Center for Investigation of Telecommunications Development Problems***
Enlistment year: ***2001***
Functions: Member of the organization. Investigation of telecommunication services market problems development. Cooperation in promotion of competitive advantages of communication branch companies. Creation and maintenance of an attractive image of communication companies and the Partnership itself for Russian and overseas investors and consumers.

8. Organization: ***Public Association of Document Telecommunication***
Enlistment year: ***2003***
Functions: Member of the organization. Development of Internet technologies.
Arrangement of workshops in information security. Cooperation in implementation of state programs in the sphere of information communications. Analysis of standardization processes in information communications.

9. Organization: ***Russian Fund of Communications History***
Enlistment year: ***2002***
Functions: Restoration of A.S. Popov communication museum in Saint-Petersburg. Arrangement of A.S. Popov award. Arrangement of A.S. Popov Russian contest in physics. Rnovation of Saint-Petersburg head post office. Annual recognition of the veterans in domestic radio engineering and communication on the Day of Radio, 7 May.

10. Organization: ***Industry Employers Union «Communication»***
Enlistment year: ***2004***
Functions: Member of the organization. Enhancement of social partnership with representatives of workers.

11. Organization: ***Non-commercial Partnership «Russian Institute of Directors» (RID)***
Enlistment year: ***2005***
Functions: Member of the organization. Improvement of corporate governance aimed at increase of financial resources usage efficiency and the company's investment attractiveness.

12. Organization: ***Non-commercial Partnership «Russian Club of Telecommunication Industry Workers»***
Enlistment year: ***2006***
Functions: Member of the organization. Creation of scientific-methodical and material and technical basis for development of measures in the interest of the industry workers «Communication», implementation of experience and professional knowledge in telecommunication, settlement of disputable situations between telecommunication enterprises, participation in development of draft laws, statutory documents related to telecommunication.

3.5. Subsidiary and Affiliated business/companies of the Issuer

Full trade name: **Russian Telecommunication Network Open Joint-Stock Company**

Short trade name: RTS OAO
Located at 2/15 Maroseika Str., Moscow 101000, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The share of the subsidiary's ordinary stock owned by the Issuer: 100%
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations: the provision of local and intrazone telecommunication services, data transmission and telematics service, system integration in the area of building corporate networks.

A description of such a company's significance for the Issuer's operations: the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Alexander A. Lutsky (1972)
Alexander Iv. Kirillov (1956), Chairman of the Board of Directors
Natalia Yu. Belyakova (1970)
Sergei V. Nazarov (1971)
Yuliya V. Markina (1975)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter.

The person performing the functions of the subsidiary's sole executive body, with the indication of his year of birth:

Georgy M. Sushilin (1947)

Full trade name: **Closed Joint-Stock Company "ATS"**
Short trade name: ATS ZAO
Located at 22-A Novotorzhskaya Str., Tver, 170000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The share of the subsidiary's ordinary stock owned by the Issuer: 100%
The size of the subsidiary's share in the Issuer's authorized capital – 0.011396%
The share of the Issuer's ordinary stock owned by the subsidiary – 0.015194%

A description of the company's main type of operations: provision of local and intrazone telephone communication services, provision of data transmission and telematic services.

A description of such a company's significance for the Issuer's operations: the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Alexander A. Lutsky (1972), Chairman of the Board of Directors
Alexander I. Kirillov (1956)
Sergei V. Nazarov (1971)
Yuliya V. Markina (1975)
Gennady P. Brusentsev (1948)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter.

The person performing the functions of the subsidiary's sole executive body, with the indication of his year of birth: Dmitry A. Byrdin (1968)

Full trade name: **Teleport Ivanovo (TPI) Closed Joint-Stock Company**
Short trade name: Teleport Ivanovo ZAO
Located at 28 Stepanova Str., Ivanovo 153000, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations: data transmission and telematics services; trade in communication devices.
Description of such a company's significance for the Issuer: the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.
The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Yuliya V. Markina (1975) – Chairman of the Board of Directors
Tatyana N. Barsukova (1973)
Vera V. Kuzovkina (1970)
Alexander A. Kopytin (1971)
Eduard S. Sharay (1963)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Alexander A. Kopytin (1971)

Full trade name: **MobilCom Limited Liability Company**
Short trade name: MobilCom OOO
Located at 17 Mira Street, Vladimir 600017, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations: provision of mobile radio communication services.
Description of such a company's significance for the Issuer: the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter.
The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter.

The person performing the functions of the subsidiary's sole executive body, with the indication of his year of birth: Leonid N. Kopachenko (1943)

Full trade name: **Telecom-Stroy Limited Liability Company**

Short trade name: Telecom-Stroy OOO

Located at 9a, 3rd Balinskaya Street, Ivanovo 153011, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations: construction and repair works.

Description of such a company's significance for the Issuer's operations:

the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

Oleg Iv. Shepelev (1950) – Chairman of the Management Board

Andrei V. Saprykin (1957)

Dmitry V. Karmanov (1975)

Yuliya V. Markina (1975)

Vera V. Kuzovkina (1970)

The person performing the functions of the subsidiary's sole executive body, with the indication of his year of birth: Oleg I. Shepelev (1950)

Full trade name: **Telecom-Terminal Limited Liability Company**

Short trade name: Telecom-Terminal OOO

Located at 13 Lenin Prospekt, Ivanovo 153000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations: trade in terminal devices; the repair of terminal devices;

Description of such a company's significance for the Issuer's operations:

the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

Andrei B. Papulin (1960) – Chairman of the Management Board
Igor S. Zadonsky (1959)
Tatyana N. Barsukova (1973)
Yulia V. Markin (1975)
Vera V. Kuzovkina (1970)

The person performing the functions of the subsidiary's sole executive body, with the indication of his year of birth:

Andrei B. Papulin (1960)

Full trade name: **Vladimir Teleservice Closed Joint-Stock Company**

Short trade name: Vladimir Teleservice ZAO

Located at 20 Gorokhovaya Str., Vladimir 600017, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's ordinary stock owned by the Issuer: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations: provision of data transmission and telematics services.

Description of such a company's significance for the Issuer's operations: the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Yuliya V. Markina (1975) – Chairman of the Board of Directors
Anatoly Ye. Brekhov (1952)
Tatyana N. Barsukova (1973)
Vera V. Kuzovkina (1970)
Olesya Yu. Kalinikhina (1978)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter.

The person performing the functions of the subsidiary's sole executive body, with the indication of his year of birth:

Andrei G. Andreyev (1970)

Full trade name: **TverTelecom Limited Liability Company**

Short trade name: TverTelecom OOO

Located at 24 Novotorzhskaya Str., Tver 170000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 85 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations: provision of local and intrazone phone communication services, provision of data transmission and telematics services, construction of communication facilities.

A description of such a company's significance for the Issuer's operations: the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Vyacheslav Ya. Sergienko (1952) – Chairman of the Board of Directors
- Anna P. Belyaeva (1972)
- Sergei A. Grushin (1967)
- Artem A. Tynyansky (1976)
- Oleg S. Shedenkov (1975)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter.

The person performing the functions of the subsidiary's sole executive body, with the indication of his year of birth: Vitaly S. Kostenko (1944)

Full trade name: **CenterTelecomService Closed Joint-Stock Company**

Short trade name: CenterTelecomService ZAO

Located at room 101, 23 Proletarskaya Str., Khimki, Moscow Region 141400, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 74.9 %

The share of the subsidiary's ordinary stock owned by the Issuer: 74.9%

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations: provision of local phone communication services, data transmission and telematics services; lease-out of communication channels.

Description of such a company's significance for the Issuer's operations: the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Sergei V. Nazarov (1971) - Chairman of the Board of Directors
- Alexander A. Lutsky (1972)
- Alexander I. Kirillov (1972)
- Andrei D. Kartashov (1974)
- Yulia A. Fetisova (1974)
- Vadim M. Kondratov (1969)
- Ruslan V. Kryazhev (1967)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter.

The person performing the functions of the subsidiary's sole executive body, with the indication of his year of birth:

Yury N. Lepikhov (1974)

Full trade name: **Svyaz-Service-Irga Production and Commissioning Enterprise, Limited**

Liability Company

Short trade name: Svyaz-Service-Irga PVP OOO

Located at 21 Yesenina Str., Ryazan 390046, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 70 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations: designing and laying of communication lines.

Description of such a company's significance for the Issuer's operations: the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter.

The person performing the functions of the subsidiary's sole executive body, with the indication of his year of birth: Alexander V. Boitsev (1955)

Full trade name: **Vladimirsky Taxophone Limited Liability Company**

Short trade name: Vladimirsky Taxophone Ltd.

Located at 32-a Prospekt Stroiteley, Vladimir 620014, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 51 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of activity: provision of communication services with the use of payphones, services of service phone cards.

The company's significance for the Issuer's activity: the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Anatoly N. Korovin (1946), Chairman of the Board of Directors
- Vladimir I. Yurkin (1951)
- Ida A. Saakyan (1944)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter.

The person performing the functions of the subsidiary's sole executive body, with the indication of his year of birth: Vladimir I. Yurkin (1951)

Full trade name: **Telecom Closed Joint-Stock Company of the Ryazan Region**

Short trade name: Telecom ZAO
Located at 36 Svobody Str., Ryazan 390006, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.
The size of the Issuer's share in the subsidiary's authorized capital: 50.9 %
The share of the subsidiary's ordinary stock owned by the Issuer: 50.9%
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations: provision of traffic transit services, leasing of equipment.
Description of such a company's significance for the Issuer's operations: the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.
The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Yury A. Chemerikin (1954) – Chairman of the Board of Directors
- Mikhail A. Tulyupa (1971)
- Vladimir I. Veretennikov (1952)
- Vladislav N. Shatilov (1959)
- Yulia V. Markina (1975)
- Vera V. Kuzovkina (1970)
- Natalya A. Sudareva (1958)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter.
The person performing the functions of the subsidiary's sole executive body, with the indication of his year of birth: Valery A. Ushakov (1948)

Full trade name: **TeleRoss-Voronezh Closed Joint-Stock Company**
Short trade name: TeleRoss-Voronezh ZAO
Located at 25 Krasnoarmeiskaya Str., Voronezh 394000, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 50 %
The share of the subsidiary's ordinary stock owned by the Issuer: 50%
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of activity: lease-out of communication equipment.

Description of such a company's significance for the Issuer's operations: the company works in the main line of OJSC CenterTelecom operations, so participation in its activities contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.
The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Alexander V. Khaustovich (1949), Chairman of the Board of Directors
- Alexander G. Kudryavtsev (1954)
- Natalia A. Sudareva (1958)
- Andrei Ye. Patoka (1969)
- Vasily M. Petrov (1956)
- Vera V. Kuzovkina (1970)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter.

The person performing the functions of the subsidiary's sole executive body, with the indication of the year of birth: Vasily M. Petrov (1956)

Full trade name: **OJSC Rinfotels Telecommunication Company**

Short trade name: Rinfotels TC JSC

Located at 43 Yesenin Str., Ryazan 390023, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 26%

The share of the subsidiary's ordinary stock owned by the Issuer: 26%

The size of the subsidiary's share in the Issuer's authorized capital – 0.001089%

The share of the Issuer's ordinary stock owned by the subsidiary – 0.001452%

Description of the company's main type of activity: provision of data transmission and telematic services.

Description of such a company's significance for the Issuer's operations: the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Yury A. Chemerikin (1957), Chairman of the Board of Directors
- Sergei V. Bobylev (1961)
- Igor M. Maizels (1954)
- Valery P. Melkov (1945)
- Vladimir N. Shevnev (1971)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter.

The person performing the functions of the subsidiary's sole executive body, with the indication of the year of birth: Sergei V. Bobylev (1961)

The list of General Directors, members of Boards of Directors (Supervisory Boards), members of the Management Boards of the companies specified in this clause, being the stockholders of OJSC CenterTelecom as of 30.06.2007.

Full name of Director General, member of the Board of Directors (Supervisory Board) or member of the Management Board	This person's share in the authorized capital of OJSC CenterTelecom, %	Share of the ordinary stock of OJSC CenterTelecom owned by this person, %
Anatoly Ye. Brekhov	0.029886	0.038026
Gennady P. Brusentasev	0.000413	0.000551
Lidiya I. Kalinina	0.000040	0.000022
Anatoly N. Korovin	0.000405	0.000270
Vitaly S. Kostenko	0.000024	0
Yury N. Lepikhov	0.002043	0.002724
Valery P. Melkov	0.013308	0.017744
Andrei V. Saprykin	0.001016	0
Natalia A. Sudareva	0.000442	0.000350
Alexander V. Khaustovich	0.102933	0.133398

Yuri A. Chemerikin	0.004753	0.006337
Vladimir N. Shevnev	0.023227	0.028180
Eduard S. Sharai	0.000584	0.000069
Vladimir I. Yurkin	0.000020	0.000027
Valery A. Ushakov	0.000358	0.000095

The remaining General Directors, members of the Boards of Directors (Supervisory Boards) and members of the Management Boards of the companies specified in this clause are not stockholders of OJSC CenterTelecom.

3.6. Composition, structure and value of the issuer's fixed assets, plans on acquisition, replacement and retirement of fixed assets, and instances of encumbrances of the issuer's fixed assets

3.6.1. Fixed assets

Information on initial (replacement) value of fixed assets and amount of accrued depreciation as of the end of the reporting quarter:

NN	Name of the group of fixed assets	Initial (replacement) value, RUR.	Amount of accrued depreciation, RUR.
Reporting Date: 30.06.2007			
1.	Land plots and natural resources	35 539 902	
2.	Buildings	4 809 606 634	-1 115 560 895
3.	Constructions	16 976 290 315	-7 131 108 242
4.	Plants and equipment	30 409 761 025	-14 565 176 133
5.	Vehicles	608 340 874	-476 633 056
6.	Other	2 883 891 932	-1 728 677 229
	TOTAL:	**55 723 430 682**	**-25 017 155 555**

Before consolidation of the company on November 30, 2002, fixed assets of the issuer were not revaluated. Fixed assets of consolidated companies were recorded in the balance sheet at their residual value as of November 30, 2002. However, it should be mentioned that the assets of some companies were revaluated in 2001-2002. As the revaluations were carried out by then independent companies and at different times (Voronezh, Orel, Tambov – 2000, Tula, Kaluga, Kostroma – 2001, Tver 2000-2002) and using different approaches (different appraisers) the issuer deems it inexpedient to give detailed data on revaluations of each of the consolidated companies before the consolidation.

As of 01.01.2007 the Company has not revaluated its fixed assets.

Under loan agreements the Company pledged fixed assets for the amount of RUR 772,890 thous. (as of 30.06.07). The encumbrance shall appear at the moment of borrowing and shall cease at the moment of debt repayment.

Nature of encumbrance – mortgage under loan agreements.

Number and date of fixed assets pledge	Pledge amount, RUR	Pledge purpose	Date of commencement	Expiration date

agreement				
Agreement No. б/н/7651/07-ДО dated 09.03.2007 Ministry of Finance of the Russian Federation	690 347 226	Security under Amicable Agreement	March 2007	01.01.2012
Pledge Agreement without number dated 16.11.99 FGUP Mashpribortorg	32 003 077	borrowing	November 1999	November 2007
Agreement No. 1014 dated 30.06.2004 Vneshtorgbank OJSC	50 539 490	borrowing	June 2004	2007
Total	**772 889 793**			

OJSC CenterTelecom has no plans to purchase, replace, dispose of fixed assets which value is 10 or more percent of the fixed assets of the issuer.

IV. Financial and business performance of the Issuer

4.1. Results of the financial and business operations of the Issuer

4.1.1. Profit and Losses

Indicators characterizing the issuer's profitability and losses over the reporting period:

Name of indicator	Indicator value in the reporting period
	Q2 2007
Revenue, thousand rubles	7 957 762
Gross profit, thousand rubles	2 288 249
Net profit (retained profit (uncovered loss)), thousand rubles	662 099
Return on equity, %	3,5
Return on assets, %	1,4
Net profit factor, %	8,3
Product (sales) profitability factor, %	28,8
Capital turnover, times	0,21
The amount of uncovered loss for the accounting date, thousand rubles	-

Ratio of uncovered loss on the accounting date to the balance sheet total	-

The procedure recommended by the Russian Federal Service for Financial Markets was used for calculation of the above indicators.

In Q2 2007 as compared to Q2 2006 revenue increased 1.2 times and made RUR 7,957.8 mln. (6,755.6 mln. – Q2 2006).

Due to the increase in income from intrazone communication, increase in number of users of broadband Internet access, and main stations Q2 2007 saw the continuation of growth of gross profit - - RUR 2,288.2 mln. (1,880.4– Q2 2006).

Net profit grew by 21.5% and made RUR 0.662 mln. In Q2 2007 via RUR 0.545 mln. In Q2 2006, which influenced the growth of indexes: return on equity – 3.5% (3,2% - Q2 2006), return on assets – 1.4% (1.2% - Q2 2006), return on products (sales) – 28.8% (27.8% - Q2 2006). Turnover ration for the reporting period made 0.21 times.

During the reporting period the issuer has no uncovered loss so the uncovered loss and balance sheet total indexes are not calculated.

4.1.2. Factors Influencing Changes of Revenue from the Issuer's Sales of Commodities, Products, Works and Services and the Issuer's Profit (Losses) from the Main Activity

Factors which, according to the issuer's regulatory bodies, influenced changes of revenue from the issuer's sales of commodities, products, works and services and the issuer's profit (losses) from the main activity over the reporting quarter:

Factor	**Evaluation of influence of the following factors**
	Q1 2007
Inflation influence	low
Change of foreign currency rates	low
Decisions of public bodies	high
Increased number of rendered services	high
Increased net cost	average

4.2. Liquidity of the Issuer, sufficiency of the capital and current assets

Name of indicator	**H 1 2007**
Own current assets, thousand rubles	- 20 265 953
Permanent asset indicator	2,12
Current liquidity ratio	0,93
Fast liquidity ratio	0,64
Own assets autonomy factor	0,40

The procedure recommended by the Russian Federal Service for Financial Markets was used for calculation of the above indicators.

Liquidity indicators characterize the issuer's ability to fulfill its short-term obligations. The essence of these indicators is in comparison on the Issuer's current obligations and its own assets which shall provide for liquidation of obligations.

Growth of current and fast liquidity ratios continued in H1 2007 as compared to H1 2006 mainly due to significant reduction of share of current liabilities in the total amount of borrowings: current liquidity ratio made 0.93 times in H1 2007, while it was 0.31 times in H1 2006; fast liquidity ratio made 0.64 times in H1 2007, while it was 0.21 times in H1 2006).

In H1 2007 permanent asset index decreased as compared with the preceding period and made 2.12 times (H1 2006 – 2.24 times) due to the growth of equity and reserves mainly through increase in net profit while the non-current asset value was stable.

The growth of equity and reserves and the debt load optimization strategy implemented by the issuer influence positively the dynamics of equity autonomy factor.

The trends of all the above indexes in H1 2007 remain the same as compared to the same period of the preceding year.

The issuer does not consider the spread between the current assets and the current obligations to be a risk because it has open credit limits in commercial banks. Besides, the fact that this gap became smaller in H1 2007 as compared to H1 2006 is positive.

Analysis of the financial position of the issuer allows to draw a conclusion on the trend for positive dynamics of the majority of the liquidity and financial stability indexes under review and on improvement of performance by the issuer. Financial strategy of the Company approved by the issuer in 2006 is aimed at further optimization and reduction of debt load in 2007-2009 and it provides for further improvement of balance sheet structure which will mean increase in the level of liquidity.

4.3. Value and structure of the Issuer's capital and current assets

4.3.1. Value and structure of the Issuer's capital and current assets

	As of 30.06.2007
Registered capital, thous. rubles.	6 311 999
Total cost of the issuer's shares bought by the issuer for their further resale (transfer) with the percentage of such shares of the placed shares of the issuer	-
Reserve capital formed on account of profit withholdings, thous. rubles.	167 377
Additional capital, thous. rubles.	70 946
Retained net profit, thous. rubles.	11 947 537
Total amount of the issuer's capital, thous. rubles.	**18 497 859**

Structure and size of the issuer's current assets according to the Issuer's financial statements:

Name of indicator	**Unit of measurement**	**As of 30.06.2007**
Inventories	thousand rubles	2 008 359
	%%	24,9
VAT on acquired assets	thousand rubles	568 257
	%%	7,1
Accounts receivable	thousand rubles	3 842 389
	%%	47,7
Short-term financial investments	thousand rubles	1 099 307
	%%	13,6
Cash	thousand rubles	531 004
	%%	6,6
Other current assets	thousand rubles	3 993

	%%	0.1
Total	**%%**	**100**
Total amount of current assets	**thousand rubles**	**8 053 309**

In H1 2007 in the structure of the issuer's assets the share of current assets grew as compared to the same period of the previous year which is mainly caused by growth of prepaid expenses and short-term financial investments.

The sources of current assets financing are generally profits from the main activity, as well as short-term bank credits.

Factors which can bring changes in the current assets financing policy:

- change of accounts receivable level, reserve level, speed of the current assets turnover;
- changes connected with bank interest rate values;
- change of the level of market prices for production stocks and other types of inventory items;
- change of the level of prices at services rendered by the issuer.

Evaluation of possibility of such factors:

- the Issuer's policy of assets management in the part of accounts receivable and stocks is aimed at reduction of their level and turnover terms. Negative impact of this factor on the current assets financing practice is unlikely;
- cost of bank credits and refinance rate set by the Russian Federation Central Bank trend to reduction. Negative impact of this factor on the current assets financing practice is unlikely;
- prices for inventory items used by the Issuer in the course of its economic activity are not exposed to sharp market fluctuations. Negative impact of this factor on the current assets financing practice is unlikely;
- the Issuer's market strategy is aimed at expansion of its activity in the sectors with uncontrolled prices and rates. Negative impact of this factor on the current assets financing practice is unlikely.

4.3.2. Financial investments of the Issuer

The amount of the overall issuer's financial investments as of 30.06.2007 comprised: ***2,390,821,701 rubles.***

The list of the issuer's financial investments comprising 10 and over percent of its total financial investments as of the end date of the accounting quarter:

Investments in securities:

Type of security	Full and short company names	Location	No. of the state registration of security issues	Security issue registration date and registering authority	Number of securities owned by the issuer, pieces	Face value of investments owned by the issuer, rubles	Total balance value of securities owned by the issuer, rubles	Dividends for 2005, rubles; payment terms
Common shares	Open Join-Stock Company "Russian Telecommunications Network", OJSC "ROSNET"	101000, Moscow, Maroseika st., 2/15	1-03-01033-A	05.03.1998, Interregional department of the Russian Federal Service for Financial Markets	876,477	8,764,770	1,449,084,559	2,242,000 no later than 31.12.2006
			1-03-01033-A-004 D	28.09.2005, regional department of Federal Financial Markets Service in the Central Federal District	10,768	107,680		
			1-03-01033-A-003 D	28.09.2005, registration department of Federal Financial Markets Service in the Central Federal District	416,089	4,160,890		
					1,303,334	**13,033,340**		

The Issuer had no financial investments in non-issued securities comprising 10 and over percent of its total financial investments as of 30.06.2007.

The issuer had no other financial investments comprising 10 and over percent of its total financial investments as of 30.06.2007.

The reserve for financial investment depreciation as of 30.06.2007 comprised ***1,076,636*** thousand rubles.

Accounting standards (rules) according to which the issuer made calculations reflected in this Clause: *Federal law No. 129-FZ "On accounting control" of 21.11.96; Provision on bookkeeping and accounting control in the Russian Federation approved by Decree of the Russian Federation Ministry of Finance No.34n on 29.07.98; Provision on accounting control 19/02 "Financial investment accounting" approved by Decree of the Russian Federation Ministry of Finance No. 126n of 10.12.02.*

4.3.3. Intangible assets of the Issuer

Name of intangible assets group	Initial cost, rubles	Accumulated depreciation amount, rubles
Accounting date: as of 30.06.2007		
Exclusive rights to inventions, industrial sample, useful model, computer programs, data bases	2 498 313	-1 274 924
Exclusive rights to trade marks and brands	82 831	-33 082
TOTAL	**2 581 144**	**-1 308 006**

Intangible assets were accounted according to Provision on accounting control 14/2000 approved by Decree of the Russian Federation Ministry of Finance No. 91n of 16.10.2000.

4.4. Policies and expenses of the Issuer in respect of R&D, licenses and patents, new designs and research reports

The Company performs work on licensing the following intellectual property objects:

- "Areaway of the underground low-channel communications facility" (invention). Provides processibility and effectiveness of construction and repair.

"Automated design and technical recording of telecommunications network facilities" (invention). Reduces labor intensity of design and technical recording of communications facilities simultaneously increasing the project information value and reliability.

"Planning map of the project and technical recording of underground telecommunications network facility lines" (industrial sample);

"Planning map of the project and technical recording of earthworks performed during construction and reconstruction of telecommunications network facilities" (industrial sample);

"Planning map of the project and technical recording of telecommunications network air line" (industrial sample);

"Planning map of the project and technical recording of in-house telephone network" (industrial sample).

The Company has:

1. Trade mark certificate No. 200257 of 11.03.2001. The trade mark is used by the Company for individualization of commodities, handled works and rendered services. The Company's trade mark registration is effective on the whole territory of the Russian Federation during 10 years from October 16, 2000.

2. Patent for invention No. 2231125 of 10.09.2004 "Transmission of alarm message signals via occupied digital communications channels".

3. Patent for invention No. 2264042 of 10.11.2005 "Broadcasting network".

4. Patent for useful model No. 44693 of 27.03.2005 "Areaway of the underground low-channel communications facility".

5. Certificate on official registration of "Telephone network subscribers of the Tula branch of OJSC «CenterTelecom»" data base No. 2004620254 of 27.10.2004.

6. Certificate on official registration of "Single Payment Card System" computer program No. 2005610821 of 07.04.2005.

7. Certificate on official registration of "Overall Document Flow" computer program No. 2005610822 of 07.04.2005.

8. Certificate on official registration of "Personnel management" computer program No. 2005610823 of 07.04.2005.

9. Patent for useful model No. 22253 of 10.03.2002 Manual "Facing the Customer" for personnel customer cooperation training in organizations rendering services to legal entities and individuals.

10. Trade mark certificate No. 151455 of 10.04.1997, the Company's trade mark registration is effective on the whole territory of the Russian Federation during 10 years from 30.09.1996.

11. Trade mark certificate No. 300687 "Your Internet Style" of 31.12.2006.

12. Patent for useful model No. 60706 of 16.11.2006 № 60706 "Planning map of the project and technical record of underground telecommunication network lines".

13. Patent for useful model No.60707 of 16.11.2006 "Planning map of the project and technical record of earthwork at construction and reconstruction of telecommunication network objects".

14. Patent for useful model No.60708 of 16.11.2006 "Planning map of the project and technical record of air line of telecommunication network".

15. Patent for useful model No.60709 of 16.11.2006 "Planning map of the project and technical record of in-house telephone network".

The validation period of patents and trade mark (service mark) registration is determined according to the applicable legislation. Patents and trade mark (service mark) registrations can be extended in the established order.

Период	Затраты на осуществление научно-технической деятельности, тыс. руб.
1 полугодие 2007 г.	0

4.5. Trend analysis of the core business of the Issuer

The main development trends of communications field and the main factors influencing the field:

Macroeconomic situation still remains favorable in the Central Federal District versus other Russian Federation regions. We observe positive dynamics of GDP growth.

Telecommunications field continues to preserve high development dynamics. According to the Russian Federation Ministry of Communication, in 2005 the income from communications (including cellular) services increased versus 2005 by 26%, and it is expected that in 2007 this index will make 123% versus the previous year. The field contribution in the GDP of the country comprised about 4.5%, in 2007 this index is expected to grow by 0.3%. Growth of income is conditioned not only by the increased communications service rates, but also by accretion of subscriber base and development of networks and communications services. Communication market growth in CFD without Moscow will make about 118% in 2007 as compared to 2006.

Total amount of the telecom services market of the CFD (including mobile operators and excluding Moscow) by the end of 2007 is expected to made some 80 billion rubles and in 2008 it will reach 92 billion rubles (49-50 billion rubles excluding cellular operators). Such growth is primarily conditioned by high rates of cellular communications and data transmission market development.

Over the last several years there exists a regular trend of redistributing a part of income from different communications services towards unconventional services, generally, mobile communications. The Central Federal District was not an exception.

In general, the field has a trend of communications service income growth.

Overall evaluation of the issuer's field activity results:

In the local communication sector OJSC «CenterTelecom» revenue share is to make some 86.5% in 2007 (excluding revenues of mobile operators). Share of OJSC «CenterTelecom» at the market of value added services in the CFD will amount to 38%, including 51% on the market of Internet broadband access.

Evaluation of results of the issuer's activity correspondence to the field development trends:

According to the work results of OJSC «CenterTelecom» in the 1st half-year of 2007 the growth of the main telephone sets comprised 32,340. The growth of income from communications services in the H1 of 2007 comparing with 2006 comprised 118.1%, share of new services revenues in the total amount of revenues went up and made 8.9 % according to the results of the half-year.

4.5.1. Analysis of factors and conditions influencing the issuer's activity

Forecast of the field further development:

According to the forecast of J'son&Partners, in 2007 the growth of local telephony market will not exceed 9-10%, and intrazone – 6-7%, at the same time growth of value added services market will amount to about 140%. The penetration of large alternative operators from Moscow to the regions will continue which will aggravate the situation with competition. The replacement of fixed communications with the cellular one registered over the last several years will continue but with slower rates. The above trend is conditioned by the planned reduction of the limit rate of common telephone network access for traditional operators on the one hand, and increased rates of outgoing calls from mobile telephones plus payment for connection with cellular operators on the other hand.

OJSC «CenterTelecom» considers possible negative consequences of the above risks and takes efforts to overcome them. In order to reduce negative effect of factors and conditions influencing the issuer's activity, it is planned to use the main competitive advantages.

The main factors and conditions influencing the issuer's activity and results of such work:

The list of the issuer's competitiveness factors:
branched network infrastructure;
high service quality.

The degree of their influence, according to the issuer, on the competitiveness of the produced commodities (works, services):

the branched infrastructure allows to render a full range of services, including services with usage of modern technical solutions, which increases the company's competitiveness

the high quality service provides the company with a positive image and contributes to attracting new customers.

4.5.2. The issuer's competitors

The issuer's main competitors of the main activities and factors of the issuer's competitiveness:

Alternative carriers present at the CFD market may be conventionally divided into three types:

- national operators: MTS, MegaPhone, Beeline (all CFD), Corbina Telecome (Moscow, Voronezh, Kaluga, Tula, Yaroslavl regions), Golden Telecom (Voronezh and Tula regions), COMSTAR – United TeleSystems (Moscow, Kaluga, Ivanovo regions);
- department operators: Transtelecom (Bryansk, Kaluga, Kursk, Moscow, Orel, Ryazan, Smolensk, Tula regions), Mostransgaz;
- regional operators: KGTS (Kostroma region), LANK Telecom (Yaroslavl and Ivanovo regions), Oskolnet (Belgorod region), Informsvyaz (Voronezh region), etc.

The main competitors of OJSC «CenterTelecom» are national operators. Their joint share in the CFD ranges from 1.9 to 7.3%. Golden Telecom Company and Corbina successfully make progress in the CFD market, OJSC "Central Telegraph" and Comstar are successful in the Moscow region market.

The share of department operators ("TransTelecom") is significant in the data services market.

As for companies rendering cellular communications services, they penetrate into neighboring segments of the communications services market, for example, Internet access services.

Local operators are not competitors to the interregional company, whereas their work is restricted by separate territories, but they are perspective partners of national and department operators and often make serious competition to OJSC «CenterTelecom»'s regional branches on the strategically important markets.

Change of market shares occupied, according to the issuer, by it and its competitors as of the end of the reporting quarter:

Name of company	Market share, %
CenterTelecom	74% (excluding mobile operators and Moscow)
TransTeleCom	7.3%
Golden Telecom	6.1%
Corbina	4.4
Comstar	1.9
Comincom	-

Source: http://telecom.kondrashov.ru, IDEA Group

Field factors and market trends:

Over the last several years there is a regular trend of redistributing the income share from traditional services toward the new ones. Most actively develop new services, i.e. Internet access services on the basis of xDSL technology family and ICN services. Communications service income has a positive trend of growth in the whole field.

Significant factors which can improve the results of the issuer's activity:

Presently there are no significant factors in the field trends which can improve the issuer's activity.

V. Detailed information about individuals – members of the issuer's management bodies, internal control and supervisory bodies of the issuer, brief data on the issuer's employees (personnel)

5.1. Structure and powers of the issuer's governing bodies[1]

The General Meeting of Shareholders is the Company's superior management body.

According to the Charter of the Company (Article 13) the following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

3) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least

[1] Hereinafter the extracts from the sixth edition of the Charter of OJSC «CenterTelecom», approved by the Annual General Shareholders' Meeting held on 28.06.2006, are given, as the seventh edition of the Charter approved by the annual general meeting of shareholder of OJSC CenterTelecom on 18.06.2007 was registered after the closure of the reporting quarter.

three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

4) election of members of the Board of Directors, to be conducted by cumulative voting;

5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

8) increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;

11) election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

22) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

23) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.

The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'.

The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

According to the Charter of the Company (Article 14) the following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation;

2) prior approval of operations outside the limits of the annual budget of the Company;

3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';

4) approval of the agenda for the General Meeting of Shareholders;

5) determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;

6) preliminary approval of the Company's annual report;

7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;

8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;

9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;

10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';

11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, reports on the results of acquisition by the Company of shares for the purposes of redemption;

12) acquisition of shares, bonds and other mass-issued securities placed by the Company;

13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;

14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;

15) use of the reserve fund and other of funds of the Company;

16) approval of an internal document setting forth internal control procedures to supervise financial and business activities of the Company;

17) recommendations on the amount of remuneration and compensation payable to members of the Company's internal audit commission and approval of the terms of the audit services provision agreement with the Company's auditor, including determination of fees payable for audit services;

18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, preliminary agreeing of candidates for the position of manager of such subdivision, dismissal of the mentioned person on the Company's initiative and also consideration of

other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision;

19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;

20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;

21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

22) definition (change) of functional blocks of the organizational structure and main functions of subdivisions included into the functional blocks of the Company's organizational structure and subordinated directly to General Director and Deputies of General Director (excluding structures of the Company's branches and representative offices);

23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;

24) preliminary approval of candidates for the position of heads of branch and representative offices and dismissal of mentioned persons on the Company's initiative;

25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;

26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;

27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;

28) formation of the collective executive body (Management Board), determination of the term of its authorities, appointment of members of the Management Board and early termination of their authorities;

29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;

30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;

31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;

32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;

33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;

34) adoption of resolutions to participate (act as a member, terminate participation, alter share of participation or nominal value of the interest, alter quantity of shares or nominal value of shares owned by the Company) in other organizations through the purchase, sale or other disposal of shares, interests and/or portions of participatory interests in other organizations, as well as through making additional contributions in the charter capitals of other organizations;

35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;

36) resolving matters referred to the powers of the general meetings of members of for-profit organizations where the Company is the sole member having the right to vote at the general meeting of members;

37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;

38) approval of internal documents (a document) setting forth rules and approaches to disclosure of information about the Company, arrangements for making use of information about the Company, about securities of the Company and deals involving them which is not in public domain;

39) Approval of the Code of Corporate Governance of the Company, making amendments and additions to it;

40) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;

41) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein;

42) approval of the risk management procedure in the Company;

43) preliminary approval of outsourced specialists engagement on refundable basis in the Company's activities audit carried out by the Audit Commission; definition of payment procedure and other terms and conditions of participation of outsourced specialists engaged on refundable basis in the audit carried out by the Audit Commission.

Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

Resolutions on matters specified in sub-clauses 7, 9 and 20 shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that unanimity of the Company's Board of Directors on matter specified in sub-clause 20 herein is not reached, such matter may be referred for resolution to the General Meeting of Shareholders pursuant to a decision of the Company's Board of Directors. In such an event decision

on such matter shall be adopted by a majority of shareholders holding voting shares of the Company participating in the meeting.

Decisions on the issues specified in item 21 shall be taken by a majority of votes of the independent directors who are not an interested party in closing related party transactions.

In the event that all members of the Company's Board of Directors are recognized as interested parties and/or are not independent directors, the deal may be approved by a decision of a general meeting of shareholders by a majority of votes of all shareholders – owners of voting shares who are not interested parties to the deal.

Other issues except those listed hereof referred to the authority of the Board of Directors according to the Federal Law On Joint-Stock Companies and by this Charter shall be decided by a majority of votes of members of the Board of Directors taking part in the relevant meeting of the Board.

In order to put the issue provided in subclause 19, Clause 14.4 of the Charter for consideration of the Board of Directors, cost of acquired or alienated property (works, services) shall be compared with the book cost of the Company's assets:

- when acquiring property – acquisition cost adjusted for VAT and other indirect taxes and duties;
- when there is a possibility of property alienation or alienating property – alienation cost determined by parties in contract without VAT and other indirect taxes and duties, or book cost of property – depending on which of these values is the higher.

The General Director (sole executive body) and Management Board (collective executive body) manage the Company's day-to-day activities. These executive bodies are accountable to the Board of Directors and General Meeting of the Company's Shareholders.

The General Director is the sole executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

The General Director shall perform the functions of Chairman of the Company's Management Board.

The General Director shall acts on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.

The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

The General Director shall timely provide information to the Company according to requirements of applicable law, including notifications given to the Company in writing of his/her affiliation and changes therein, ownership of the Company securities, on intention to strike deals involving the Company securities or securities of its subsidiary (affiliated) companies, and disclose information on the deals involving such securities closed by him/her.

During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

According to the Charter of the Company (Article 15) the following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;

2) resolving matters referred to the powers of the supreme governing bodies of not-for-profit organizations where the Company is the sole founder (member) except for not-for-profit organizations where the supreme governing body is formed without participation of the founder (member);

3) determining the Company's staff and social policy;

4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;

5) preparing materials and draft resolutions on issues to be considered by the Board of Directors, excluding the issues provided in subclause 18, 24, 26, 27, 28, 31, 32, 33, Clause 14.4, Article 14 of the Charter, and the issues initiated in correspondence with the Russian Federation legislation, the Company's Charter with specification of the particular deadlines for their consideration by the Board of Directors, making it impossible to preliminary discuss such issues at the Company's Management Board.

Preparation of materials to be discussed by the Board of Directors Committees, excluding the issues initiated by the persons authorized by the Regulations on Committees, which dispense with preliminary studying by the Company's Management Body (according to the opinion of the issue initiator) or the deadlines for consideration of which by the Board of Directors Committees do not allow them to be preliminary studied at the Company's Management Board;

6) organizational and technical support of the activities of the Company's bodies;

7) determining the technical, financial, economic and pricing policies of the Company and its branch offices;

8) determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;

9) determining the methods for planning, budgeting and financial control for the Company and its branch offices;

10) determining security policies for the Company and its branch offices;

11) determining the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;

12) determining the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;

13) preliminary approval of candidates for the position of deputy heads and chief accountants of branches and representative offices and dismissal of the mentioned persons on the Company's initiative;

14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;

15) approving branch offices' quarterly budgets and amending such documents;

16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;

17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors;

18) approval (change) of the Company's organizational structure, including approval of the structural subdivisions main functions (excluding structure and functions of representative offices and structural subdivisions of the branches situated at the addresses other than the branches);

The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or proposals from the Board of Directors Committees and the Company's General Director.

The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board shall be established by the Regulation On the Management Board of the Company, approved by the Company's General Meeting of Shareholders.

The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. Terms and conditions of the agreement shall provide for the right of a member of the Management Board to receive compensation for confirmed expenses connected with his performing the functions of the Management Board Member, and the right for remuneration, amount and payment procedure of which is specified by the internal documents of the Company approved by the Company's Board of Directors.

The Company's General Director shall sign the agreement on the behalf of the Company.

Information about the corporate conduct code or similar document:

On February 20, 2004 the Company Board of Directors approved Code of Corporate Governance of OJSC «CenterTelecom»».

The Code is the voluntary accepted by the Company set of rules of corporate conduct based on balanced consideration of the interests of shareholders, management bodies and other interested persons on main components of the corporate management process.

Regulations included in this document are worked out on the basis of the Corporate Conduct Code recommended by the Federal Commission on Securities Market of the RF, basic principals of the corporate management of the Organization for Economic Cooperation and Development (OECD), the Federal Law «About Joint-Stock Companies», the Companies Charter, Declaration of the Corporate Conduct Principles of OJSC «CenterTelecom».

On February 9, 2006 the Board of Directors of OJSC «CenterTelecom» approved new edition of this document taking into consideration the latest achievements of the advanced international practice in the sphere of the corporate management, comments and suggestions of the national expert organization – the Russian Institute of Directors, recommendations of the international and Russian rating agencies and changes and additions made into the Charter and internal documents of OJSC «CenterTelecom» adopted on June 30, 2005 by the Annual General Shareholders Meeting.

The additions, which are the most precisely comply with the recommendations of the FSFM of Russia regarding the issues of defining of «independence» of the Board of Directors members, information disclosure, activities of the Board of Directors committees, introduction into the Companies practice regular assessment of the executive bodies activities and defining of the remuneration amount to be paid to the executives taking into account this assessment, were made into the Code.

The Code takes into account the requirements of a number of new internal Regulations lately adopted by the Company and creation of the Corporate Secretary Institution in the Company.

The Code of Corporate Governance of JSC CenterTelecom is posted on the website at: ***http://www.centertelecom.ru/ru/about/docs/kodeks/kodex/.***

The information about the changes made into the Charter of the Issuer and internal documents regulating activities of the Issuer bodies during the reporting period: no changes introduced in the Charter and internal documents.

Web-site addresses, where the current edition of the Company's Charter and the internal documents regulating activities of the Issuer bodies are available:
Charter of OJSC «CenterTelecom»: http://www.centertelecom.ru/ru/investor/internaldocs/ustav/
Internal Documents: **http://www.centertelecom.ru/ru/investor/internaldocs/polojenie/**

5.2. Information on individuals – members of the management bodies of the issuer

Board of Directors

Chairman of the Board of Directors:
Mr. Alexander N. Kiselev
Born in ***1962***
Education: ***Higher***

Positions held over the past 5 years:

Period: ***2002-2004***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: ***2004 – 2006***
Organization: ***Ministry of IT and Communication of the Russian Federation***
Position: ***Assistant to the Minister***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***General Director, Chairman of the Management Board***

Period: ***2002 – 2006***
Organization: ***Open Joint-Stock Company «Interregional Commercial Bank of Communication and Informatics Development»***
Position: ***Chairman of the Board of Directors***

Period: ***2005-2006***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Member of the Management Board***

Period: ***2006-up to now***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Chairman of the Board of Directors***

Period: ***2005 – 2006***
Organization: ***Open JSC Moscow Municipal Telephone Network (MGTS)***
Position: ***Member of the Management Board***

Period: ***2006 – up to now***

Organization: *Open JSC Moscow Municipal Telephone Network (MGTS)*
Position: *Member of the Management Board*

Period: *2005 - 2006*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications*
Position: *Member of the Board of Directors*

Period: *2006 - up to now*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*
Position: *Chairman of the Board of Directors*

Period: *2005 - 2006*
Organization: *OJSC «Central Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2006 - up to now*
Organization: *OJSC «Central Telecommunication Company»*
Position: *Chairman of the Board of Directors*

Period: *2007 - up to now*
Organization: *OJSC «Sibirtelecom»*
Position: *Member of the Board of Directors*

Period: *2007 - up to now*
Organization: *Private Pensions Fund "Telecom-Soyuz"*
Position: *Chairman of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no share***
Percentage of the ordinary shares of the issuer: ***no share***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Share in the charter capital of the Issuer's subsidiary/affiliated companies: ***no share***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

Members of the Board of Directors

1) *Mr. Nikolai B. Arutyunov*
Born in: *1964*
Education: *Higher*

Positions held over the past five years:

Period: ***2002– 2005***
Organization: ***Open Joint-Stock Company «Ray, Mann and Gor securities»***
Position: ***Director***

Period: ***2005 – 2006***
Organization: ***«EvrazHolding»LLC***
Position: ***Director of IR Department under the Directorate of Public and Mass Media Relations***

Period: ***2006 – up to now***
Organization: ***Moscow representative office of NCH Advisors, Inc***
Position: ***Director of Analytical Division***

Period: ***2006 - up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no share***
Percentage of the ordinary shares of the issuer: ***no share***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Share in the charter capital of the Issuer's subsidiary/affiliated companies: ***no share***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no.***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

2) ***Mr. Mikhail A. Alekseev***
Born in: ***1954***
Education: ***higher***

Positions held over the past five years:

Period: ***2002– 2004***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Advisor to the Minister, Deputy Minister***

Period: ***2004 – 2005***
Ministry of IT and Communication of the Russian Federation
Position: ***Assistant to the Minister***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

3) ***Mrs. Ekaterina S. Erofteeva***
Born in: ***1975***
Education: ***higher***

Positions held over the past five years:

Period: ***2002-2006***
Organization: ***Open Joint Stock Company "Investitsionnaya kompaniya svyazi"***
Position: ***Deputy Director of Economic and Tariff Policy Department – head of communication and universal services tariff control division***

Period: ***2006 up to now***
Organization: ***Open Joint Stock Company "Investitsionnaya kompaniya svyazi"***
Position: ***Deputy Director of Strategic Development Department***

Period: ***2006***
Organization: ***Far-Eastern Company of Electric Communication***
Position: ***Member of the Board of Directors***

Period: ***2006***
Organization: ***Open Joint-Stock Company «Uralsvyazinform»***
Position: ***Member of the Management Board***

Period: ***2006- 2007***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Member of the Audit Commission***

Period: ***2007- up to now***
Organization: ***Open Joint-Stock Company « Uralsvyazinform»»***
Position: ***Member of the Board of Directors***

Period: ***2007- up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2007- up to now***
Organization: ***Open Joint-Stock Company of long-distance and international telecommunications «Rostelecom»***

Position: *Member of the Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

4) ***Mr. Sergei I. Kuznetsov***
Born in: ***1953***
Education: ***Higher***

Positions held over the past five years:

Period: ***2002-2003***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***General Director, Chairman of the Management Board***

Period: ***2002-2003***
Organization: ***Non-governmental Pension Fund «Rostelecom-Garantya»***
Position: ***Member of the Board of the Fund***

Period: ***2002-2003***
Organization: ***Open Joint-Stock Company «Investitsionnaya kompanya svyazi»***
Position: ***Member of the Management Board***

Period: ***2002-2004***
Organization: ***Closed Joint-Stock Company «Globalstar-Satellite telecommunications»***
Position: ***Member of the Board of Directors***

Period: ***2002-2004***
Organization: ***Open Joint-Stock Company «RTComm.RU»***
Position: ***Member of the Board of Directors***

Period: ***2002-2004***
Organization: ***Closed Joint-Stock Company «Telmos»***
Position: ***Member of the Board of Directors***

Period: ***2001-2003***
Organization: ***Closed Joint-Stock Company «Interfax-Telecom»***

Position: *Member of the Board of Directors*

Period: *2002-2003*
Organization: *Open Joint-Stock Company «RTK-Leasing»*
Position: *Chairman of the Board of Directors*

Period: *2003-2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *General Director, Chairman of the Management Board*

Period: *2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Member of the Board of Directors*

Period: *2001-2004*
Organization: *Non-profit partnership «Center of Telecommunication Problems Investigation»*
Position: *Member of the Partnership Board*

Period: *2004-2006*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *First Deputy Director General, Member of the Management Board*

Period: *2006*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *Advisor to General Director*

Period: *2004 - 2006.*
Organization: *Open Joint-Stock Company «Telecominvest»*
Position: *Member of the Board of Directors*

Period: *2003-2005*
Organization: *Interrigional commercial bank foe development of communication and information (open joint stock company)*
Position: *Member of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *Member of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2005- 2006*
Organization: *Open Joint-Stock Company «VolgaTelecom»*
Position: *Member of the Board of Directors*

Period: *2005- 2006*
Organization: *Open Joint-Stock Company «Southern Telecommunication Company»*
Position: *Chairman of the Board of Directors*

Period: *2005- 2006.*
Organization: *Open Joint-Stock Company «Uralsvyazinform»*
Position: *Chairman of the Board of Directors*

Period: *2005- 2006.*
Organization: *Open Joint-Stock Company «Sibirtelecom»*

Position: *Chairman of the Board of Directors*

Period:*2005 - 2006*
Organization: *Open Joint-Stock Company «Far-Eastern Company of Electric Communication»*
Position: *Chairman of the Board of Directors*

Period:*2005- 2006*
Organization: *Open Joint-Stock Company «Central telegraph»*
Position: *Chairman of the Board of Directors*

Period:*2006 - up to now.*
Organization: *Open Joint-Stock Company «VolgaTelecom»*
Position: *Chairman of the Board of Directors*

Period: *2006 - up to now.*
Organization: *Open Joint-Stock Company «Sibirtelecom»*
Position: *Member of the Board of Directors*

Period: *2007 - up to now.*
Organization: *Closed Joint-Stock Company «BaltAutoPoisk»*
Position: *Chairman of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

5) **Ms. Oxana V. Petrova**
Born in: **1973**
Education: **Higher**

Positions held over the past five years:

Period: *2002 – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Deputy Head of Division under Corporate Governance Department, head of Methods and Information Division of Corporate Governance and Legal Support Department*

Period: *2002 – 2005*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*

Position: ***Member of the Board of Directors***

Period: ***2004 – 2005***
Organization: ***Open Joint-Stock Company "North-Western Telecom»***
Position: ***Member of the Board of Directors***

Period: ***2005 – 2006***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the subsidiary/affiliated companies of the issuer: ***no***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's management or supervisory bodies: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

6) ***Mr Victor Polischuk***
Born in: ***1938***
Education: ***higher***

Positions held over the past five years:

Period: ***2002 – up to now***
Organization: ***OJSC Russian Telecommunications Network***
Position: ***President, Chairman of the Board of Directors, Advisor to Director General***

Period: ***2003 – up to now***
Organization: ***Belyaevo Center Limited Liability Company***
Position: ***Director General***

Period: ***2003 – up to now***
Organization: ***OFFICE Group Limited Liability Comapny***
Position: ***Director General***

Period: ***2004 – up to now***
Organization: ***OJSC M.A. Kartsev Research and Development Institute for computing complexes***
Position: ***member of the Board of Directors***

Period: ***2007 – up to now***

Organization: ***Open Joint Stock Company Central Telecommunications Comapny***
Position: ***member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the subsidiary/affiliated companies of the issuer: ***no***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's management or supervisory bodies: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

7) ***Mr. Victor D. Savchenko***
Born in: ***1960***
Education: ***Higher***

Positions held over the past five years:
Period: ***2002 – up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Director of Legal Department, Executive Director – Director of Legal Department, Executive Director – Director of Corporate Governance and Legal Support Department.***

Period: ***2002***
Organization: ***Open Joint-Stock Company «Khantymansiyskokrtelecom»***
Position: ***Member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Open Joint-Stock Company «Moscow City Telephone Network»***
Position: ***Member of the Board of Directors***

Period: ***2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: ***2003 - 2005***
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: ***2003 – 2006***
Organization: ***Open Joint-Stock Company "Central Telegraph»***
Position: ***Member of the Management Board***

Period: *2004 – 2005*
Organization: *Closed Joint-Stock Company «South-Urals Cellular Phone»*
Position: *Member of the Board of Directors*

Period: *2005 – 2006*
Organization: *Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *Member of the Management Board*

Period: *2005 – 2006*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Management Board*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «VolgaTelecom»*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «Investment technologies of communication»*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

8) *Ms. Elena P. Selvich*
Born in: *1968*
Education: *Higher*

Positions held over the past five years:

Period: *2002 – 2003*
Organization: *Closed Joint-Stock Company "Best Ceramics"*
Position: *Deputy General Director on Economy and Finance*

Period: *2003 – 2005*
Organization: ***Closed Joint-Stock Company "Petersburg Transit Telecom"***
Position: ***Financial Director***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Director of Finance Department, Executive Director – Director of Economy and Finance Department***

Period: ***2005- 2006***
Organization: ***Open Joint-Stock Company «Uralsvyazinform»***
Position: ***Member of the Management Board***

Period: ***2006- up to now.***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***Member of the Board of Directors***

Period: ***2006- up to now.***
Organization: ***Open Joint-Stock Company «Sothern Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2007- up to now***
Organization: ***Open Joint-Stock Company «STARTCOM»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

9) ***Mr Maxim Tsiganov***
Born in: ***1972***
Education: ***higher***

Positions held over the past five years:

Period: *2002 – 2006*
Organization: ***Closed Joint Stock Company LenRos Invest***
Position: ***Director general***

Period: *2002*
Organization: ***Open Joint Stock Company Creative Investment technologies***
Position: ***Director***

Period: *2002 – 2003*
Organization: ***Closed Joint Stock Company Web-Invest Bank***
Position: ***Director of Trade Transactions Department***

Period: *2003 – 2007*
Organization: ***KIT Finance Investment Bank (open joint stock company) (till 2004 – CJSC Web-Invest Bank, till 2005– OJSC Web-Invest Bank)***
Position: ***Member of the Board of Directors***

Period: *2003*
Organization: ***Moscow branch of Closed Joint Stock Company Web-Invest Bank***
Position: ***Director of Trade Transactions Department***

Period: *2003 – 2005*
Organization: ***Moscow branch of Closed Joint Stock Company Web-Invest Bank***
Position: ***Branch Director***

Period: *2004 – 2004*
Organization: ***Closed Joint Stock Company LINKS Invest***
Position: ***Member of the Board of Directors***

Period: *2005 – 2007*
Organization: ***KIT Finance Investment Bank (open joint stock company)***
Position: ***Managing director of Moscow branch of KIT Finance Investment Bank (OJSC)***
Period: *2007 – up to now*
Organization: ***KIT Finance Investment Bank (open joint stock company)***
Position: ***Managing director***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

10) ***Mr Aleksandr Shevchuk***
Born in: ***1983***
Education: ***higher***

Positions held over the past five years:
Period: ***2002 – 2003***
Organization: ***Investor rights protection association***
Position: ***Assistant to independent directors***

Period: ***2003 – 2004***
Organization: ***Investor rights protection association***
Position: ***Senior expert of Corporate Directors Department***

Period: ***2005 – up to now***
Organization: ***Investor rights protection association***
Position: ***Expert/project manager on analytics and reporting***

Period: ***2005***
Organization: ***Open Joint Stock Company RAO UES of Russia***
Position: ***Expert of the Appraisal Committee at the Board of Directors***

Period: ***2006***
Organization: ***Open Joint Stock Company OGK-5***
Position: ***member of the Committee on strategy, development, business planning and corporate governance of the Board of Directors***

Period: ***2006***
Organization: ***Open Joint Stock Company "Far-eastern Company of Electrosvyaz"***
Position: ***member of the Board of Directors***

Period: ***2007***
Organization: ***Open Joint Stock Company RAO UES of Russia***
Position: ***Expert of the Committee on investments and fuel support of investment projects at the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***
Sole person executive body – General Director – Chairman of the Management Board

Mr Vaagn Martirosyan

Born in: *1951*
Education: ***higher***

Positions held over the past five years:
Period: ***2002 - 2007***
Organization: ***Open Joint-Stock Company "Central Telegraph"***
Position: ***Director General, Chairman of the Management Board, member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Closed Joint Stock Company Russian Documentary telecommunications Rostelegraph***
Position: ***Chairman of the Board of Directors***

Period: ***2004 – up to now***
Organization: ***Closed Joint Stock Company Centel***
Position: ***Chairman of the Board of Directors***

Period: ***2002***
Organization: ***Closed Joint-Stock Company "Vladimir–Teleservice"***
Position: ***member of the Board of Directors***

Period: ***2007 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Director General, Chairman of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

Collective executive body of the issuer – the Management Board[2]

Chairman of the Management Board:
Mr. Vaagn A. Martirosyan, born in 1951.

---

[2] Below is the information on the composition of the Management Board of OJSC CenterTelecom as of the end of the reporting quarter. Resolution of the Board of Directors of OJSC CenterTelecom dated 26.07.2007 (minutes No. 3) formed a new composition of the Management Board. Information on it will be given in the quarterly report of the issuer for Q3 2007.

Information about Vaagn A. Martirosyan is given in section «Sole person executive body – General Director» of this item of the quarterly report.

Members of the Management Board:

1) ***Mr. Pavel V. Antyushin***
Born in: ***1977***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 – 2006***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Leading expert, Senior expert, Consultant, Head of Legal Expertise Division under Legal Department.***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Director of Legal Department.***

Period: ***2006 – 01.08.2007***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no relations***

Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

2) ***Mr. Alexander P. Gribov***
Born in: ***1972***
Education: ***Higher***

Positions held over the past five years:

Period: ***2002 – 2005***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Leading Expert, Senior Expert, Consultant, Deputy Head of Federal Property Department – Head of Unit on Representation in Joint-Stock Companies of the Russian Federal Property Fund.***

Period: *2005*
Organization: ***Open Joint-Stock Company "Galogen", Perm***
Position: ***General Director***

Period: *2005 – 2006*
Organization: ***Russian Federal Property Fund***
Position: ***Deputy Head of Federal Property Department – Head of Unit on Representation in Joint-Stock Companies of the Russian Federal Property Fund, Moscow***

Period: *2006 – up to now*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Director on Corporate Development and IT, Administrative Director***

Period: *2002 - 2006*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Board of Directors***

Period: *2004*
Organization: ***Open Joint-Stock Company 175 Timber Processing Plant***
Position: ***Chairman of the Board of Directors***

Period: *2004 - 2005*
Organization: ***Open Joint-Stock Company Vniizarubezhgeologia***
Position: ***Chairman of the Board of Directors***

Period: *2004 - 2005*
Organization: ***Open Joint-Stock Company 615 Construction Enterprise***
Position: ***Member of the Board of Directors***

Period: *2004 - 2005*
Organization: ***Open Joint-Stock Company AK Voronezhavia***
Position: ***Member of the Board of Directors***

Period: *2005 - 2006*
Organization: ***Open Joint-Stock Company "Central Telegraph"***
Position: ***Member of the Board of Directors***

Period: *2006*
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Member of the Board of Directors***

Period: *2006 - up to now*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: *2006*
Organization: ***Open Joint-Stock Company "Russian Telecommunication Network"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no interest***

Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

3) ***Dmitry V. Karmanov***
Born in: **1975**
Education: ***Higher***

Positions held over the past five years:

Period: ***2002 - 2004***
Organization: ***Open Joint-Stock Company "Uralsvyazinform»***
Position: ***Head of Personnel Division under Personnel Department***

Period: ***2004 –2006***
Organization: ***Open Joint-Stock Company "Uralsvyazinform»***
Position: ***Director of Human Resources Department***

Period: ***2006 – 20.06.2007***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Director on Personnel***

Period: ***2006 – 09.07.2007***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***2006 - up to now***
Organization: ***"Telecom–Stroy" Limited Liability Company***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***

Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

4) ***Andrei D. Kartashov***
Born in: **1974**
Education: ***Higher***

Positions held over the past five years:

Period: *2002 - 2005*
Organization: ***Open Joint-Stock Company "Far-eastern Company of Electrosvyaz"***
Position: ***Chief Accountant – Director of Accounting and Bookkeeping Department***

Period: *2005 –2006*
Organization: ***Open Joint-Stock Company "Far-eastern Company of Electrosvyaz"***
Position: ***Chief Accountant***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Chief Accountant***

Period: ***2003 – 2006***
Organization: ***Open Joint-Stock Company "Far-eastern Company of Electrosvyaz"***
Position: ***Member of the Management Board***

Period: ***2005 – 2006***
Organization: ***Closed Joint-Stock Company «AKOS» Vladivostok***
Position: ***Member of the Board of Directors***

Period: ***2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***2006 - up to now***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by

the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

5) ***Alexander Iv. Kirillov***
Born in: **1956**
Education: ***Higher***

Positions held over the past five years:

Period: ***2002 - 2004***
Organization: ***Open Joint-Stock Company "VolgaTelecom"***
Position: ***Deputy General Director – Director of Mari El branch of OJSC «VolgaTelecom»***

Period: ***2004 –2006***
Organization: ***Open Joint-Stock Company "VolgaTelecom"***
Position: ***First Deputy General Director – Technical Director***

Period: ***2006 – 20.07.2007***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Technical Director***

Period: ***2006 – 01.08.2007***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***2006 – up to now***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Member of the Board of Directors***

Period: ***2006 – up to now***
Organization: ***Closed Joint-Stock Company "ATS"***
Position: ***Member of the Board of Directors***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Russian Telecommunication Network"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

6) *Alexander A.Lutsky*

Born in: *1972*
Education: ***Higher***

Positions held over the past five years:

Period*: 2002 –2006*
Organization: ***Open Joint-Stock Company Domestic Long-Distance and International Electric Communication "Rostelecom"***
Position: ***Chief Accountant***

Period: ***2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director - Financial Director***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***2006 - up to now***
Organization: ***Open Joint-Stock Company "Russian Telecommunication Network"***
Position: ***Chairman of the Board of Directors***

Period: ***2006 - up to now***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Member of the Board of Directors***

Period: ***2006 - up to now***
Organization: ***Closed Joint-Stock Company "ATS"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

7) **Sergei V. Nazarov**
Born in: **1971**
Education: ***Higher***

Positions held over the past five years:

Period: *2002 - 2003*
Organization: *Closed Joint-Stock Company "Lucent Technologies"*
Position: *Deputy Sales Director in Moscow and the Moscow region*

Period: *2003 –2006*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Director of Customer Service Department*

Period: *2006 - 13.06.2007*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Deputy General Director – Commercial Director*

Period: *2006 - 09.07.2007*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Management Board*

Period: *2006 - up to now*
Organization: *Open Joint-Stock Company "Russian Telecommunication Network"*
Position: *Member of the Board of Directors*

Period: *2006 - up to now*
Organization: *Closed Joint-Stock Company "CenterTelecomService"*
Position: *Chairman of the Board of Directors*

Period: *2006 - up to now*
Organization: *Closed Joint-Stock Company "ATS"*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

8) *Dmitry A. Parkhomenko*
Born in: *1972*
Education: ***Higher***

Positions held over the past five years:

Period: *2002 - 2004*

Organization: ***Ministry of Communication and Informatization of the Russian Federation.***
Position: ***Head of Legal Division, Head of Legal Department***

Period: ***2004***
Organization: ***Ministry of Transport and Communication of the Russian Federation.***
Position: ***Deputy Director of Legal Department***

Period: ***2004 - 2006***
Organization: ***Ministry of Information Technologies and Communication of the Russian Federation.***
Position: ***Deputy Director of Legal Department***

Period: ***2006 – 2006***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Adviser to General Director***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Director on Legal Issues and Government Relations***

Period: ***2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the subsidiary/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

5.3. Compensations, benefits, remunerations and/or reimbursement of expenses of each management body of the issuer

Remuneration paid to members of the Issuer's Board of Directors:

Description	*Paid for 2006 (RUR)*
Salary	0.00
Bonuses	0.00
Remuneration	11 593 982.40
Benefits and/or reimbursement of expenses	13 576.00
Other allowances	0.00

Total:	11 607 558.40

According to Article 7 Remunerations for the Board of Directors members and reimbursement of expenses related to their performance of duties of Regulations on the Board of Directors of OJSC CenterTelecom:

«7.1. The Company shall bear expenses related to the activities of the Board of Directors and compensates the members of the Board of Directors for all documented expenses incurred for performance of their functions.

A member of the Board of Directors performing his functions on a paid basis shall be paid remuneration for performance of his functions and bonus set forth in clause 7.7 of this Article.

7.2. Remunerations paid to members of the Board of Directors consist of annual and quarterly payments.

7.3. Quarterly remuneration to each member of the Board of Directors is set at RUR 200 000.

Remuneration payable to the Chairman of the Board of Directors is set using a multiplier of 1.5.

Remunerations payable to a member of the Board of Directors shall be reduced:

by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence;

by 100% if the member attended less than half of the total number of the conducted Board meetings.

For the quarter in which elections of the Board members took place and/or change in the conditions of performing his functions occurred, remunerations to the Board member shall be paid pro rata to the actual time in office in the quarter in question.

7.4. Amount of annual remunerations for the whole Board of Directors is set as an amount as per the standards (percentage):

- of the Company's EBITDA according to financial statements under IAS for the reporting year;

- of the net profit of the Company for the reporting year allocated to dividend payments.

Annual remuneration of one member of the Board of Directors is calculated as the amount in compliance with paragraphs 1-3 of this clause divided by the number of persons elected to the Board of Directors.

If during the period from election of the Board of Directors by the annual general meeting of shareholders till the next annual general meeting of shareholders there was a change in the personal composition of the Board of Directors and/or the conditions of the member to perform its functions (paid/unpaid basis), the remuneration shall be accrued and paid in proportion to the time the member of the Board of Directors performed its functions on the paid basis.

The annual remuneration of a member of the Board of Directors shall be reduced by 50% if the member took part in less than half meetings of the Board held during the member's term in office.

7.5. The general meeting of shareholders at which the relevant Board of Directors is elected shall decide on the percentage of allocations to calculate the annual remuneration.

7.6. Annual remuneration shall be paid to a member of the board of Directors not later than 3 months after expiry of the term in office of the Board of Directors in question.

7.7. Members of the Board of Directors who are at the same time members of a committee of the Board of Directors shall be paid a bonus to the quarterly remuneration related to his/her serving as a member of the committee of the Board of Directors in the amount of RUR 40 000 (for serving on each committee), however a member of the Board of Directors cannot serve on more than 2 committees of the Board of Directors.

The Chairman of a Committee of the Board of Directors shall be paid the amount multiplied by 1.25.

7.8 Members of the Board of Directors are entitled to take part in option plans established by the Company."

Remuneration paid to members of the Management Board:

Description	*Paid for 2006*

	(RUR)
Salary	41 419 803.80
Bonuses	5 669 894.77
Remuneration	6 161 892.74
Benefits and/or reimbursement of expenses	0.00
Other allowances	0.00
Total	53 251 591.31

Income of members of the Management Board are their salaries earned as staff members of the Company and remuneration payable according to a decision of the Company's Board of Directors pursuant to the Regulations on the Management Board.

According to Article 6 Remunerations for the Management Board members and reimbursement of expenses related to their performance of duties of Regulations on the Management Board of JSC CenterTelecom:

«6.1. Members of the Company's Management Board during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Management Board members.

6.2. Amount and procedure of remuneration determination and its distribution among the members of the Management Board are made by the decision of the Company's Board of Directors.

6.3. Members of the Management Board have the right to participate in options programs implemented by the Company."

Information of material agreements concerning other payment during the current financial year: as per local documents approved by the Company.

5.4. Structure and powers of the issuer's bodies for control and supervision over financial and business activities

In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

The Internal Audit Commission is an independent supervisory body of the Company. Its seven members shall be elected at the annual General Meeting of Shareholders for the period up to the next annual General Meeting of Shareholders.

The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.

In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.

In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

According to Article 18 of the Charter of OJSC «CenterTelecom» the following matters are referred to the authority of the internal audit commission:

- verifying the accuracy of data in reports and other financial documents of the Company;

discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;

verifying the compliance with legal norms of the calculation and payment of taxes;

discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;

assessing the economic feasibility of the Company's financial and economic operations.

The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.

The Company's financial and economic activity shall also be reviewed:

- at the initiative of the Company's Internal Audit Commission;
- pursuant to a resolution of the Company's General Meeting of Shareholders;
- pursuant to a resolution of the Company's Board of Directors;
- - pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation on the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent from any material interests connected with the Company or its shareholders.

The auditor shall audit the Company's financial and economic activities in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative a copy of the power of attorney must be attached to it.

In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.

The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by the Regulation on the Internal Audit Committee approved by the Company's Board of Directors.

The Internal Audit Department was set up in JSC CenterTelecom's General Directorate in 2003. There are two units in the department: the audit unit and methodology and risk unit, totaling 32 employees. Control department consists of four teams for regional inspections which employees are located in the branches of the Company. The Director of the Internal Audit Department is A.Ye.Kopyev.

Internal Audit Department is functionally accountable to the Board of Directors of the Company, administratively – to the Director General of the Company in compliance with the labor

legislation. Based on the annual results the Department provides the Audit Committee with the report for consideration.

In compliance with the Regulation the Internal Audit Department performs the following main functions:

- Checks and assesses efficiency of the existing internal control system, processes and procedures. In cooperation with the Audit Committee participates in generation of recommendations and proposals to improve the system and culture of internal control, assists formation of the necessary control environment, internal control tools (organizational measures, techniques, procedures), forming the internal control system of the Company.
- C In cooperation with the Audit Committee participates in the development of internal control procedures. Develops methodical recommendations to carry out inspections. Monitors the operation of developed control procedures and measures.
- Assesses compliance of the Company, its divisions and employees with the current legislation and requirements of the regulatory authorities, internal regulatory documents and standards, resolutions of the management bodies of the Company.
- Assesses feasibility and efficiency of financial and economic transaction closed by the Company, protection of the Company's assets. Checks the applied methods (means) to ensure integrity of the Company's property. Independently assesses and analyzes financial position of the Company in general, its branches and subdivisions.
- Checks efficiency and completeness of application of risk assessment methods and risk management procedures (methods, programs, rules, regulations and procedures of financial and economic transactions and deals, operating risk management).
- Checks reliability, completeness, objectivity of accounting and reporting and reliability (including reliability, completeness and objectivity) and timeliness of collection and presentation of financial and management information and reporting which allows to get relevant information on the Company's activity and the associated risks.
- Prepares materials to be considered at the meetings of the Board of Directors, Audit Committee, Audit Commission, Management Board and Director General of the Company based on the results of checks and on the infringements found out during these checks, in the term and order set by the rules.
- Monitors and analyzes the results of checks of activity of branches and subdivisions of the Company. Controls effectiveness of measures taken by the branches as the result of checks to eliminate violations detected ensuring mitigation of risks revealed.

In Q2 2007 financial and economic activity of the Tambov branch of the Company was audited.

The Internal Audit Department carried out end-to-end subject inspections in 15 branches of the Company:

- Check of the order of recalculations for the communication services under telephone subscription fee and intrazone communication;
- Check of relations with connected carriers under the change of legislation.

The Department controls the activity of the subsidiaries. Internal Audit Department experts participated in the audits of OGSC RTS, CJSC ATS (including OJSC TeleNet and Operatorsky Tsentr LLC subsidiaries), CJSC CenterTelecom Service, MobilCom LLC, CJSC Vladimir Teleservice, Svyaz-Service-Irga LLC, CJSC Telecom of Ryazan region, CJSC TeleRoss Voronezh, prepare opinions on the items to be discussed by the Boards of Directors of subsidiaries.

The Internal Audit Department develops proposals on increase of efficiency of financial and economic activity of checked divisions, assesses efficiency of control procedures.

To develop the skills of its employees the Internal Audit Department organized a workshop for the employees of the Department in June 2007.

Internal document of the Issuer establishing the rules for prevention of insider information usage:

Regulations on the procedure of usage of information about OJSC «CenterTelecom» activities, its securities and deals with them, which is not public and unauthorized usage or disclosure of which may significantly affect the market price of OJSC «CenterTelecom» securities, approved by the Company's Board of Directors on 29.06.2005, Minutes № 36.

These documents are available at the following web site:

http://www.centertelecom.ru/ru/investor/internaldocs/polojenie/.

5.5. Information on individuals serving in the bodies controlling and supervising financial and business operations of the Company

Audit Commission of OJSC «CenterTelecom»

1) ***Ms Polina Burmistrova***
Born in: ***1977***
Education: ***Higher***

Positions held over the past five years:

Period: ***2002 - 2003***
Organization: ***Moscow Regional Duma***
Position: ***Senior specialist of the Committee on science, education, culture, sport and youth***
Period: ***2003***
Organization: ***Forwarding Company Tekhvneshtrans Limited Liability Company***
Position: ***Legal Adviser***

Period: ***2003 – 2005***
Organization: ***Advocate's Chamber of the Moscow Region, Lawyer Room No. 491***
Position: ***Lawyer***

Period: ***2005 – 2006***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Senior specialist of Legal support department of the Law Unit***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Senior specialist of Legal support department of Corporate Governance and Law Unit***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in subsidiary/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the subsidiary /affiliated companies of the issuer: ***no***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

2) ***Mr Yevgeny Nechaev***

Born in: *1981*
Education: ***Higher***

Positions held over the past five years:

Period: ***2002 – 2003***
Organization: ***Closed Joint-Stock Company IK AVK***
Position: ***Specialist of Corporate Finance Department***

Period: ***2003 – 2004***
Organization: ***Federal Securities Market Commission***
Position: ***Chairman Advisor, deputy head of the Department for control over the issue and circulation of issued securities***

Period: ***2004 – 2006***
Organization: ***Board of the Government of the Russian Federation***
Position: ***Консультант***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of the Department of strategic planning and strategy performance analysis of the Strategic Development Unit***

Period: ***2006 – 2007***
Organization: ***Open Joint-Stock Company "Uralsvyazinform"***
Position: ***Member of the Audit Committee***

Period: ***2006 – 2007***
Organization: ***Open Joint-Stock Company "Dagsvyazinform"***
Position: ***Member of the Audit Committee***

Period: ***2007 – up to now***
Organization: ***Open Joint-Stock Company "Sibirtelecom"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in subsidiary/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the subsidiary /affiliated companies of the issuer: ***no***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

3) ***Mr Igor Pavlov***

Born in: ***1958***
Education: ***Higher***

Positions held over the past five years:

Period: ***2002 – 2003***
Organization: ***Huawei Technologies Co., Ltd.***
Position: ***Deputy Director of Marketing Department***

Period: ***2003 – 2004***
Organization: ***AMT Nortell Company***
Position: ***Sales Support Manager***

Period: ***2004 – 2006***
Organization: ***Alcatel***
Position***: Business Development Manager***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position***: Deputy Department Director – head of capital investments division of the Centralized Project Management Department***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in subsidiary/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the subsidiary /affiliated companies of the issuer: ***no***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

4) ***Ms. Olga G. Koroleva***
Born in ***1950***
Education: ***Higher***

Positions held over the past five years:

Period: ***2002 -2003***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Methodology Division under Accounting Department***

Period: ***2003 - 2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Chief Accountant***

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Chief Accountant*

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company "Vladimir–Teleservice"*
Position: *Member of the Audit Commission*

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company "Nizhegorod-Teleservice"*
Position: *Member of the Audit Commission*

Period: *2005 - 2006*
Organization: *Open Joint-Stock Company "Giprosvyaz"*
Position: *Chairman of the Audit Commission*

Period: *2005 - 2006*
Organization: *Open Joint-Stock Company "Uralsvyazinform"*
Position: *Chairman of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telegraph"*
Position: *Chairman of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "VolgaTelecom"*
Position: *Chairman of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Dalsvyaz"*
Position: *Chairman of the Audit Commission*

Period: *2005 - 2006*
Organization: *Closed Joint-Stock Company "MC NTT"*
Position: *Chairman of the Audit Commission*

Period: *2005 – 2005*
Organization: *Open Joint-Stock Company "AEROCOM"*
Position: *Chairman of the Audit Commission*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom*
Position: *Chairman of the Audit Commission*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company "Sibirtelecom"*
Position: *Chairman of the Audit Commission*

Period: *2006 – 2007*
Organization: *Closed Joint-Stock Company "Baikalvestcom"*
Position: *Chairman of the Audit Commission*

Period: *2007– up to now*
Organization: *Closed Joint-Stock Company "Yeniseitelecom"*

Position: *Member of the Audit Commission*

Period: *2007– up to now*
Organization: *Open Joint-Stock Company "North-Western Telecom"*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in subsidiary/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the subsidiary /affiliated companies of the issuer: ***no***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no relations***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

5) ***Mr. Sergei V. Podosinov***
Born in: ***1971***
Education: ***Higher***

Positions held over the past five years:

Period: ***2002 – 2006***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Senior Expert of Internal Audit Division***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Risk Control Methodology Division under Internal Audit Department, deputy head of the Internal Audit Unit***

Period: ***2003 – 2005***
Organization: ***Open Joint-Stock Company "Uralsvyazinform"***
Position: ***Member of the Audit Commission***

Period: ***2003 – 2005***
Organization: ***Open Joint-Stock Company "Sibirtelecom"***
Position: ***Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Vologda Cellular Communication"***
Position: ***Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Saratov - Mobile"***
Position: ***Member of the Audit Commission***

Period: ***2003 – 2005***
Organization: ***Closed Joint-Stock Company "Narodny Telephone Saratov"***
Position***: Member of the Audit Commission***

Period: ***2003 –2004***
Organization: ***Closed Joint-Stock Company "Ulyanovsk - GSM"***
Position***: Member of the Audit Commission***

Period: ***2003 –2005***
Organization: ***Open Joint-Stock Company "Stavtelecom"***
Position***: Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Astrakhan - Mobile"***
Position***: Member of the Audit Commission***

Period: ***2003 –2004***
Organization: ***Closed Joint-Stock Company "Stek GSM"***
Position***: Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Digital Network and Telecommunication Systems"***
Position***: Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Baikalvestcom"***
Position***: Member of the Audit Commission***

Period: ***2006 – 2007***
Organization: ***Open Joint-Stock Company "Central Telecommunications Company"***
Position***: Member of the Audit Commission***

Period: ***2006 - 2007***
Organization: ***Open Joint-Stock Company "North-Western Telecom"***
Position***: Member of the Audit Commission***

Period: ***2007- up to now***
Organization: ***Open Joint-Stock Company "Southern Telecommunications Company"***
Position***: Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in subsidiary/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the subsidiary /affiliated companies of the issuer: ***no***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***

Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

6) ***Ms Natalia Uzlova***
Born in: ***1978***
Education: ***Higher***

Positions held over the past five years:

Period: ***2002 – 2006***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Consolidated Statements and IAS Division of the Accounting Department***

Period: ***2006 – 2007***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Reporting Division of the Accounting, Tax and Statistic Record Department***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in subsidiary/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the subsidiary /affiliated companies of the issuer: ***no***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

7) ***Mr Mikhail Tretiyakov***
Born in: ***1974***
Education: ***Higher***

Positions held over the past five years:

Period: ***2002 – 2003***
Organization: ***Closed Joint Stock Company Delta Telecom***
Position: ***Economist***

Period: ***2003 – 2005***
Organization: ***Closed Joint Stock Company PTT***
Position: ***Financial Controller***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of investment activity methods and assessment division of the Economy and Finance Department***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in subsidiary/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the subsidiary /affiliated companies of the issuer: ***no***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

Internal Audit Department

Mr. Aleksey Ye. Kopyev – Director of Department
Born in: ***1966***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000-2002***
Organization: ***«Arkon TML» LLC***
Position: ***Marketing Director***

Period: ***2003-2006***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Senior Expert of Internal Audit of Dependent Companies Division, Senior Expert of Dependent Companies Audits Organization***

Period: ***May 2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Director of Internal Audit Department***

Period: ***2007***
Organization: ***Closed Joint-Stock Company "CenterTelecom Service"***
Position: ***auditor***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in subsidiary/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the subsidiary/affiliated companies of the issuer: ***no***
Number of shares in each category of a subsidiary or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***
Information on bringing to administrative responsibility for offences in the sphere of finance, taxes and levies, securities market or criminal responsibility (criminal history) for crimes in the sphere of economy or against the state power: ***none***
Information on positions held in management bodies of commercial entities in the period when bankruptcy proceedings were initiated against them and/or one of the bankruptcy process set forth by the legislation of the Russian Federation on insolvency (bankruptcy) was established: ***no position held***

5.6. Remunerations, benefits and/or reimbursement of expenses of the body supervising financial and business activities of the issuer

Remunerations paid to members of the audit commission:

Description	*Paid for 2006 (RUR)*
Salary	122 646.49
Bonuses	26 249.00
Remuneration	4 379 010.99
Benefits and/or reimbursement of expenses	0.00
Other allowances	0.00
Total	4 527 906.48

The Charter of OJSC CenterTelecom specifies that the amount and payment procedure of the remunerations payable to the members of the Internal Audit Commission are set forth by Regulations on the Audit Commission of the Company, approved by a general meeting of shareholders.

The said Regulations in Article 7.4 specify that a member of the Audit Commission shall be paid quarterly remunerations equal to RUR 150 000 to each member in his/her period of serving on the commission.

The Chairman of the Audit Commission shall be paid the remuneration multiplied by a factor of 1.3.

For the quarter in which elections of the Audit Commission were held or withdrawal of certain members of the Audit Commission in the order set forth in it. 8 (early termination of powers) took place, remunerations to the members of the Audit Commission are paid pro rata the period served in the quarter".

Remunerations paid to employees of the Internal Audit Department:

Description	*Paid for 2006 (RUR)*
Salary	5 461 648.00
Bonuses	1 446 434.01
Remuneration	0.00
Benefits and/or reimbursement of expenses	0.00
Other allowances	0.00

Total	6 908 082.01

Information on material agreements concerning payment to member of the bodies of control over financial and economic activity of the Company during the current financial year: as per local documents approved by the Company.

5.7. Workforce and general information on the issuer's employees and workforce variations

NN	Index description	Q2 2007
1.	Average number of employees, persons	51,744
2.	Share of the issuer's employees with higher professional education, %	27.9%
3.	Payroll, RUR	1,802,784,956
4.	Expenses on social deductions, RUR	162,661,149
5.	Total expenses, RUR	1,965,446,105

Change in the number of employees for the period under review is not significant for OJSC CenterTelecom.

Information on establishment of a trade union by the employees if the issuer: Interregional trade union of OJSC CenterTelecom of the All-Russia trade union of the communication workers of the Russian Federation.

Key employees of OJSC CenterTelecom: Vaagn Martirosyan – Director General of OJSC CenterTelecom.

5.8. Information regarding any issuer's obligations to employees (workforce) related to a possibility of their participation in the legal (contributed) capital (unit fund) of the issuer

Agreement or obligations of the issuer concerning the possibility of participation of the issuer's employees in its authorized capital including issuer options are not provided for.

VI. Information regarding shareholders of the issuer, and related (interested) party deals closed by the issuer

6.1. Data on the total number of the issuer's shareholders (members)

Total number of the issuer's shareholders as at the reporting period end – **24 581**
of which nominal holders of the issuer's shares - **25**

6.2. Data on shareholders (participants) of the issuer owning at least 5% of its legal (contributed) capital (unit fund) or at least 5% of its ordinary shares, and data on participants (shareholders) of such holders, owning at least 20% of its legal (contributed) capital (unit fund) or at least 20% of ordinary shares of such a holder

1) Full name of the shareholder: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Abbreviated name: ***OJSC Svyazinvest***
INN: *7710158355*
Address: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia***
Number of ordinary shares: *799,867,813*
Interest in the legal (charter) capital of the issuer: *38.02%*
Percentage of ordinary shares: *50.69 %*
Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:

Name of the shareholder: ***Russian Federation represented by the Federal Agency on Federal Property Management***

Address: ***9 Nikolski Per., Moscow, Russia***

Interest in the legal capital of the issuer's shareholder (participant): *75 % - 1*

Percentage of ordinary shares of the shareholder (participant) of the issuer: *75%-1*

Interest in the legal (charter) capital of the issuer: ***0.004040 %***

Percentage of ordinary shares: ***0.003802 %***

2) ***(nominal holder)***

Full name of the shareholder: ***Closed Joint-Stock Company Depositary Clearing Company***

Abbreviated name: ***ZAO DCC***

Address: ***31 Shabolovka Street, Building B, Moscow, 115162, Russia***

Tel.: *+7 (495) 956-09-99* Fax: *+7 (495) 232-68-04*

e-mail: dcc@dc.ru

License of a professional participant in the securities market:

- Number:***177-06236-000100***
- Issue date: ***October 09, 2002***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***175,589,016***

Interest in the legal (charter) capital of the issuer: ***14.33%***

Percentage of ordinary shares of the issuer: ***11.13%***

3) ***nominal holder)***

Full name of the shareholder: ***Closed Joint-Stock Company Commercial Bank "CITIBANK"***

Abbreviated name: ***ZAO «CITIBANK»***

Address: ***8-10 Gasheka Street, Moscow, 125047, Russia***

Tel.: *+7 (495)725-67-36* Fax: *+ 7 (495)251-46-58*

e-mail: ***no information is available***

License of a professional participant in the securities market:

- Number:***177-02719-000100***
- Issue date: ***November 1, 2000***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***75,003,551***

Interest in the legal (charter) capital of the issuer: ***10.85%***

Percentage of ordinary shares of the issuer: ***4.75%***

4) ***(nominal holder)***

Full name of the shareholder: ***"ING Bank (EURASIA) ZAO" (Closed Joint-Stock Company)***

Abbreviated name: ***ING Bank (EURASIA)***

Address: ***36 Krasnoproletarskaya, Moscow, 127473***

Tel.: *+7 (495)755-54-00* Fax: *+7 (495)755-54-99*

e-mail: ***Natalia.Sidorova@ingbank.com***

License of a professional participant in the securities market:

- Number: ***177-03728-000100***
- Issue date: ***December 7, 2000***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***196,105,857***

Interest in the legal (charter) capital of the issuer: ***10.26 %***

Percentage of ordinary shares of the issuer: ***12.43 %***

5) ***(nominal holder)***

Full name: ***Closed Joint Stick Company UBS NOMINEES***

Abbreviated name: ***CJSC UBS NOMINEES***

Address: ***2, build. 2, Paveletskaya Sq., 115054 Moscow***

Tel.: ***(495)648-20-00*** Fax: ***(495)648-21-11***

e-mail: **Russia@ubs.com**
License of a professional participant in the securities market:

- Number:***177-04885-000100***
- Issue date: ***13.03.2001***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***61,950,858***
Interest in the legal (charter) capital of the issuer: ***7.65%***
Percentage of ordinary shares of the issuer: ***3.93%***

6) ***(nominal holder)***
Full name: ***Non-for-profit partnership NATIONAL DEPOSITARY CENTER***
Abbreviated name: ***NDC***
Address: ***1/13, build, 4, Sredny Kislovsky per, 125009 Moscow***
Tel.: ***(495)232-05-20*** Fax: ***(495)956-09-38***
e-mail: **info@ndc.com**
License of a professional participant in the securities market:

- Number:***177-03431-000100***
- Issue date: ***04.12.2000***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***126,840,194***
Interest in the legal (charter) capital of the issuer: ***7.61%***
Percentage of ordinary shares of the issuer: ***8.04%***

6.3. Information on government or municipal interest in the charter (contributed) capital (unit) fund of the issuer, existence of a special right ("golden share")

№	Name	Location	Interest in the charter capital of the issuer
1.	Russian Federation represented by the Federal Agency on Federal Property Management	9 Nikolski Per., Moscow, 103685, Russia	0,004040 %
2.	Economy and Finance Department of Kaluga city	93, Lenina Str., Kaluga, 248000	0,000106 %

Special rights of the Russian Federation, constituent entities of the same, municipal entities for governing of the issuer: ***no***

6.4. Information regarding restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer

There are no restrictions related to the number of shares owned by a shareholder, and/or their total nominal value, and/or maximum number of votes provided to one shareholder in the Issuer's Charter.

No restrictions related to the share of foreign individuals and entities in the Charter capital of the Issuer are set by the RF legislation or other statutory legal acts of the Russian Federation.

There are no other restrictions related to owning interest in the legal(contribution) capital (unit fund) of the issuer.

6.5. Information regarding changes in the ownership (shareholders-participants and their interests) of issuer affecting holders of at least 5 percent of its legal (contributed) capital (unit fund) or at least 5 percent of its ordinary shares

№	full and abbreviated corporate names (for a not-for-profit organization – name) of a legal entity or surname, given names of a natural person	interest of the person in the legal (contributed) capital (unit fund) of the issuer	percentage of the issuer ordinary shares owned by the said person
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **January 7, 2002**			
1.	Russian Federal Property Fund	22 %	27,4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6,66 %	1,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 18, 2002**			
1.	Russian Federal Property Fund	22 %	27,4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5,93 %	0,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **December 17, 2002**			
1.	Russian Federal Property Fund	7,19 %	8,88%
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38,02 %	51,09 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 5, 2003**			
1.	Russian Federal Property Fund	7,19 %	8,88 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38,02 %	51,09 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 23, 2004**			
1.	Specialized State Body under the RF Government - Russian Federal Property Fund	7,19 %	9,59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38,02 %	50,69 %
3.	PROTSVETANIE HOLDINGS LIMITED	5,10 %	2,15 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 13, 2005**			
1.	Specialized state body established by the government - Russian Federal Property Fund	7,19 %	9,59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38,02 %	50,69 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 12, 2006**			
1.	Specialized state body established by the government - Russian Federal Property	7,19 %	9,59 %

	Fund		
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38,02 %	50,69 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 4, 2007**			
1.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38,02 %	50,69 %
2.	KIT Finance Investment Bank (OJSC)	5,89%	7,83%
3.	PROTSVETANIE HOLDINGS LIMITED	5,19 %	1,39 %

6.6. Information regarding transactions concluded by the issuer where self-interest existed (related party deals)

Information on number and monetary volume of transactions closed by the issuer which are considered interested-party transactions requiring approval of the authorized management body of the issuer under the legislation of the Russian Federation by the results of the last reporting quarter:

Index description	Reporting period: Q2 2007
Total number and total monetary volume of transactions closed by the issuer for the reporting period which are interested-party transactions requiring approval of the authorized management body of the issuer, pieces / RUR	18 / 269 547 634.54
Number and monetary volume of transactions closed by the issuer for the reporting period which are interested-party transactions and which were approved by the general meeting of participants (shareholders) of the issuer, pieces / RUR	0 / 0
Number and monetary volume of transactions closed by the issuer for the reporting period which are interested-party transactions and which were approved by the Board of Directors (supervisory board) of the issuer, pieces / RUR	18 / 269 547 634.54
Number and monetary volume of transactions closed by the issuer for the reporting period which are interested-party transactions and which required approval but were not approved by the authorized management body of the issuer, pieces / RUR	0 / 0

Transaction (series of related transactions) which value makes 5 or more percent of the book value of the issuer's assets determined based on its financial statements as of the last reporting date before the transaction closed but the issuer for the last reporting quarter: non.

Transaction (series of related transactions) which is an interested-party transactions and required approval but was not approved by the authorized management body of the issuer (decision on approval of which was not made by the Board of Directors or general meeting of shareholders of the issuer in cases when such approval was obligatory in compliance with the legislation of the Russian Federation): none.

6.7. Accounts receivable

Information on the total amount of account receivable by the Company with indication of the total amount of overdue receivables for H1 2007:

Structure of account receivable of the Company:

As of 30.06.2007

Receivable type	Maturity	
	Up to 1 year	More than 1 year
Trade receivables, RUR	2 958 897 723	0
Including overdue, RUR	348 574 966	X
Receivables under bills of exchange, RUR	11 929 899	0
Including overdue, RUR	0	X
Receivables from participants (founders) of contributions to the authorized capital, RUR	0	0
Including overdue, RUR	0	X
Receivables under advances granted, RUR	213 154 601	0
Including overdue, RUR	9 822 839	X
Other receivables, RUR	653 555 196	4 851 779
Including overdue, RUR	10 116 682	X
Total, RUR	**3 837 537 419**	**4 851 779**
Including overdue, RUR	368 514 487	X

Debtors the amount of debt of each of which makes at least 10 percent of the total accounts receivable (total accounts receivable as of 30.06.2007 make RUR 4,725,319 thous., 10% of this amount is RUR 472,532 thous.):

Full corporate name of the creditor: *Open Joint Stock Company Rostelecom*
Abbreviated name: *OJSC Rostelecom*
Address: *15, Dostoevskogo St., Saint Petersburg, 191002 Russia*
Actual address: *14, 1st Tverskaya-Yamskaya St., Moscow, 125047, Russia*
Receivables as of 30.06.2007: *RUR 1,100,438 thous.*
Overdue receivables: *RUR 6,227 thous.*

OJSC Rostelecom is the issuer's affiliate:

- The Issuer's share in the affiliate's authorized capital: ***none***
- The Issuer's share in the affiliate's ordinary shares: ***none***

- Affiliate's share in the Issuer's authorized capital: ***none***
- Share of the Issuer's ordinary shares owned by the affiliate: ***none***

Determination of the share accounting for 10% of the total amount of receivable:
In the balance sheet the receivables are recorded as the receivables less the bad debt reserve, that is total receivables – bad debt reserve (4,725,319 –882,930 = 3,842,389 (thous.RUR)). 10% should be calculated from the total amount of receivables, that is RUR 4,725,319 thous.

VII. Accounting reports/financial statements of the issuer

7.1. Annual financial statements of the issuer

Annual financial statements of the Issuer for the last completed financial year (2006), compiled in correspondence with the requirements of the RF legislation are posted at the issuer's site on the Internet: *http://www.centertelecom.ru/eng/investor/finratings/rbcu/year/*

7.2 Quarterly financial statements of the issuer for the last ended reporting quarter

a) Quarterly financial statements of the issuer for the reporting quarter (Q2 2007) prepared in compliance with the requirements of the legislation of the Russian Federation: the statements are

posted at the issuer's site on the Internet: *http://www.centertelecom.ru/ru/investor/finratings/rbcu/interim/*

б) The Issuer doesn't have non-consolidated quarterly financial statements compiled in correspondence with the IAS or GAAP of the USA.

7.3. Consolidated financial statements of the issuer for the last full fiscal year

The Issuer doesn't compile consolidated financial statements in correspondence with the requirements of the RF legislation.

The consolidated financial statements of the Issuer for the last completed financial year (2006) **compiled in correspondence with the IAS**, is posted at the issuer's site on the Internet: *http://www.centertelecom.ru/eng/investor/finratings/mfco/year/*

7.4. Information about the accounting policy of the Issuer

No changes were made in the Accounting Policy during the reporting period.

7.5. Total value of export and export share in the total sales volume

OJSC CenterTelecom is a fixed communication operator rendering services at the territory of the Central Federal District of Russia.

7.6. Information on the value of the Issuer's real estate and the material changes in the Issuer's property that occurred after the date when the last completed financial year ended

Value of real estate (land plots, buildings, line and cable communication structures) of the Issuer as of 30.06.2007 made: ***RUR 10,874.0 mln.***

There were no changes in the structure of real estate significant for the issuer during 12 month preceding the end of the reporting quarter.

After the end of the last completed financial year till the end of the reporting quarter there were no acquisitions or retirement of property which book value exceeds 5 percent of the book value of the issuer's assets and there were no other changes in the structure of other property significant for the issuer.

7.7. Information about litigations involving the Issuer that may materially affect its financial and business operations

We consider that significant claims can involve:

- claims which value is equal to or exceeds 10 percent of the book value of OJSC «CenterTelecom», which comprises 4,639,306 thousand rubles as of March 31, 2007;
- claims which impede economic activity or are aimed at its prohibition or termination (claims on liquidation, insolvency (bankruptcy) of OJSC «CenterTelecom» and its affiliate and associate companies, on avoidance of their licenses and patents, on collection of debts on taxes and dues to the budget and extra budgetary funds in a significant volume)..

In the 2nd quarter of 2007, as well as during three years preceding the end date of the accounting period OJSC «CenterTelecom» did not participate in significant legal proceedings, which results can (could) influence its financial and economic activity.

During the 3 years preceding to the end date of the accounting period OJSC «CenterTelecom» participated or participates as of the end date of the accounting period as a claimant or defendant in the following legal proceedings:

- concerning claims which value exceeds 6 mln rubles;
- concerning disputes on the ownership right, disputes connected with assignment or possible assignment of the Company's directly or indirectly immovable property.

1. In 2003 the Moscow branch of OJSC «CenterTelecom» brought a claim against the Moscow Regional Registration Chamber and Municipal formation "Chekhov district of Moscow region" in the name of the district's administration on ineffectiveness of the registered ownership right of the Municipal formation to the city telephone and broadcast transmission network owned by OJSC «CenterTelecom» and on recognition of the ownership right of OJSC «CenterTelecom».

The book value of the facilities as of the claim date comprised **8,041 thousand rubles.**

The claims of OJSC «CenterTelecom» were satisfied by the decision of the first instance court of 15.04.2004.

However, the Federal Arbitration Court of Moscow district came to a conclusion that the first instance court had not duly studied all circumstances important for considering the case and making a decision.

By the Decree of the Federal Arbitration Court of Moscow district of July 07, 2004 the decision of the Arbitration Court of Moscow region of April 15, 2004 was discharged and the case was submitted to the first instance court for a new consideration.

By the decision of the first instance court of 13.10.2005 the claims of OJSC «CenterTelecom» were once again satisfied.

2. In 2003-2004 Federal State Unitary Company "Russian Television and Radio Broadcasting Network" (FSUC "RTRS") made three claims against OJSC «CenterTelecom» on ineffective privatization of telecommunications companies joint to OJSC «CenterTelecom» as a result of reorganization, in the part of transferring property of TV and radio broadcasting centers to them:

1) FSUC "RTRS" brought a claim to the Arbitration Court of Kaluga region on ineffectiveness of Clause 6.1 of the OJSC «CenterTelecom»'s Charter in the part of including four facilities to the registered capital of OJSC «CenterTelecom»: a tower in Maloyaroslavets, radiodetector Kirov-Manino-Lyudinovo, radiodetector Manino-Betlitsa and radiodetector Kirov-Novoalexandrovsky in Kaluga region. In 2004 the book value of the property comprised 747 937 rubles. 03 kop., though the total sum of the claim was **27 438 thousand rubles.,** which comprised the property value as of 01.07.92 without revaluation.

Territorial administration of the Russian Federation Ministry of Property participated in the proceedings as a third party with independent claims.

By the decision of the first instance court of 25.06.2004 the claim of FSUC "RTRS" was dismissed.

The appeals instance discharged the decision of the first instance court and made a new decision on satisfaction of the FSUC "RTRS"'s claim.

On November 05, 2004 the cassation instance discharged the decision of the appeals instance and remained the decision of the first instance court of 25.06.2004 on dismissal of the FSUC "RTRS"'s claim unchanged.

2) In 2004 FSUC "RTRS" brought a claim to the Arbitration Court of Moscow region on application of consequences of a void privatization transaction of State Communications and Information Technology Company "Rossvyazinform" of Moscow region in the part of including the TV translator located in Stupino of Moscow region to the registered capital of OJSC «CenterTelecom» and its return to the Russian Federation state property. The book value of the building as of the claim date was equal to zero (100% amortization).

By the decision of the Arbitration Court of Moscow region of 09.08.04 FSUC "RTRS"'s claim was dismissed.

By the Decree of the Federal Arbitration Court of Moscow district of 09.12.04 the decision of the first instance court was discharged and the case was submitted to the first instance court for a new consideration.

By the decision of the Arbitration Court of Moscow region of 14.03.05 the claim of FSUC "RTRS" was once again dismissed.

By the Decree of the Federal Arbitration Court of Moscow district of July 13, 2005 the decision of the Arbitration Court of Moscow region of March 14, 2005 remained unchanged and the cassation of Federal State Unitary Company "Russian Television and Radio Broadcasting Network" was not satisfied.

3) In 2003 FSUC "RTRS" made a *claim* on application of consequences of a void privatization transaction in the part of including the building of the Regional Radio and Television Transmitting Center located in Ryazan in the registered capital of OJSC Elektrosvyaz of Ryazan region. The book value of the building comprised **397,54 thousand rubles.** By the decision of the first instance court of 14.01.2004 the claim of FSUC "RTRS" was dismissed. By the Decrees of the appeals and cassation instances the decision of the first instance court remained unchanged.

3. Public Company Federal Postal Communications Agency of Moscow Region (hereinafter referred to as PC FPCA MR) brought a claim to the Arbitration Court of Moscow region on ineffectiveness of the registered ownership right of OJSC «CenterTelecom» to premises located at the address: Moscow region, Taldom, 1, Sobtsova St., with the total area of 524,1 square m.

The Arbitration Court of Moscow region dismissed the claim of PC FPCA MR on 28.12.04. By the decree of the appeals instance of 04.04.05 the decision of the Arbitration Court of Moscow region of 22.12.04 remained unchanged and the appeal of PC FPCA MR was not satisfied.

By the Decree of the Federal Arbitration Court of Moscow district of August 01, 2005 the decision of the Arbitration Court of Moscow region of 28.12.04 and the decree of the Tenth Arbitration Appeal Court of April 04, 2005 remained unchanged and the cassation of PC FPCA MR was not satisfied.

The Russian Federation Federal Arbitration Court disallowed to submit this case to the General Committee of the Russian Federation Federal Arbitration Court.

4. In 2005 the Property Management Committee of Istra region of Moscow region (hereinafter referred to as PMC of Istra region) submitted an application to the Istra City Court on recognition of the municipal ownership right to the property consisting of cable telephone network sewage with the length of 40,090 m and 699 cable wells located at the address: Moscow region, Istra.

By the decision of the first instance court of September 09, 2005 the claims of PMC of Istra region were satisfied.

By the decision of the Moscow District Civil Court Board of 28.11.2005 the above decision was discharged and the case was submitted to the first instance court for a new consideration. By the court decision of 25.10.06 the claim was dismissed.

5. In 2005 OJSC «CenterTelecom» brought a claim to the Arbitration Court of Moscow region on ineffective refusal of PC Federal Regional Court of Moscow region to register the ownership right of OJSC «CenterTelecom» to line cable communications facilities located in Istra and the obligation to carry out the state registration of rights to this property. By the court decision of March 29, 2006 the claims of OJSC «CenterTelecom» were satisfied. By the decree of the appeals instance of June 08, 2006 the court decision remained unchanged. The warrant of execution was executed.

6. In 2005 OOO NTK brought a claim to the Arbitration Court of Moscow region on ineffectiveness of the ownership right to line cable communications facilities located in Noginsk of Moscow region registered by OJSC «CenterTelecom».

By the court decision of 14.11.2005 the claim of OOO NTK was dismissed.

By the decree of the appeals instance of February 26, 2006 the decision of the first instance court remained unchanged and the appeal of OOO NTK was not satisfied.

7. FSUC Post of Russia in the name of its branch Federal Postal Communications Administration of Lipetsk region brought a claim to the Arbitration Court of Lipetsk region on ineffective registration of OJSC «CenterTelecom»'s ownership right to administrative building located at the address: Lipetsk region, Usman, 79, Lenina St., and registration record in the immovable property rights register, as well as on the claimant's right to economic control of a part of the above administrative building. At the court cession the claimant's representative filed an application on a full abandonment of the claim accepted by the court on February 13, 2006. The Arbitration Court of Lipetsk region made a decision to terminate the proceedings in case.

8. On 27.06.06 the Arbitration Court of Lipetsk region made a decision on recognition of the federal ownership right of the Russian Federation to non-residential premises with the area of 1395,3 square km occupied by a postal communications branch of Usmansk postal office of Lipetsk region in the administrative building and non-residential premises with the area of 211,3 square km in the

garage building with an adjacent structure located at the address: Lipetsk region, Usman, 79, Lenina St., at the claim of the territorial administration of the Federal Agency on Federal Property Management of Lipetsk region made to OJSC «CenterTelecom» in the name of its Lipetsk branch, the third party was FSUC "Post of Russia".

9. In 2005 OJSC «CenterTelecom» brought a claim to the Arbitration Court of Yaroslavl region against CJSC "Regional Communications' Company" on collecting **83,753 thousand rubles.** under the contract of guarantee.

By the decision of the Arbitration Court of Yaroslavl region of September 29, 2005 61,590 thousand rubles. were collected from CJSC "Regional Communications' Company" in favor of OJSC «CenterTelecom», the part of collecting of 22,163 thousand rubles. of interest was dismissed. The Company received a warrant of execution.

10. In 2005 Mr. V.D. Kazmin brought a claim against the Lipetsk branch of OJSC «CenterTelecom» on compulsory execution of telephone communications usage contract and collection of moral harm compensation in the amount of **30 mln rubles**. On September 15, 2005 The Oktyabr regional court of Lipetsk made a decision to refuse satisfaction of the claim of V.D. Kazmin in the part of compulsory execution of the contract and collected 1000 rubles. for moral harm compensation from OJSC «CenterTelecom». The cassation of V.D. Kazmin was dismissed and the decision of the first instance court remained unchanged.

11. In 2005 OJSC MGTS brought a claim to the Arbitration Court of Moscow region on collecting the sum of unjust enrichment comprising **8.7 mln rubles.** from OJSC «CenterTelecom».

By the court decision of 13.12.2005 the claims of OJSC MGTS were satisfied.

By the decree of the Tenth Arbitration Appeal Court of 14.03.06 the appeal of OJSC «CenterTelecom» was satisfied, the decision of the first instance of 13.12.05 was discharged and the claim of OJSC MGTS was dismissed.

By the decree of the cassation instance of June 13, 2006 this judicial act remained unchanged and the cassation of OJSC MGTS was not satisfied.

12. In 2005 the Russian Federation Ministry of Finance brought a claim to the Arbitration Court of Moscow region against OJSC «CenterTelecom» on collecting **458,638 thousand rubles.** under the bond of the allocated credit line to the federal budget.

The Arbitration Court approved an amicable agreement for rescheduling of debt with the maturity on January 1, 2012.

13. Verkhnevolzhsky branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Yaroslavl region on recognition of the ownership right to a section of telephone sewage with the length of 5263.70 m located in Yaroslavl. Presently the ownership right to this section is registered by Yaroslavl. By the decision of the first instance court the claims of OJSC «CenterTelecom» were satisfied. Appeal consideration was suspended till the decision on counterclaim brought by Yaroslavl Administration against OJSC «CenterTelecom».

14. On April 24, 2006, the Interregional Inspectorate of the Federal Tax Service of Russia for Major Taxpayers No. 7 adopted resolution No. 4 to hold "CenterTelecom" OJSC accountable for tax offence.

On April 27, 2006, claim No. 81 about voluntary payment of taxes and tax penalties for the total amount of **RUR 2,355,359 thous.** was sent to "CenterTelecom" OJSC.

On May 03, 2006, "CenterTelecom" OJSC filed a motion with the Arbitration Court of Moscow to hold the resolution No. 4 of the Tax Inspectorate unlawful.

On May 05, 2006, "CenterTelecom" OJSC filed a motion with the Arbitration Court of Moscow to hold the resolution No. 81 of the Tax Inspectorate unlawful.

On May 17, 2006, "CenterTelecom" OJSC filed a motion with the Arbitration Court of Moscow on interlocutory injunction for the action on the resolution. Determination of the Arbitration Court of Moscow dated May 18, 2006, dismissed the Company's motion.

Determination of the Arbitration Court of Moscow dated June 06, 2006, suspended the case initiated by the motion of "CenterTelecom" OJSC to hold the resolution No. 81 of the Interregional Inspectorate of the Federal Tax Service of Russia for Major Taxpayers No. 7 Tax invalid until award on the case to hold the resolution No. 4 of the Interregional Inspectorate of the Federal Tax Service of Russia for Major Taxpayers No. 7 unlawful becomes effective.

Determination of the Arbitration Court of Moscow dated October 02, 2006, satisfied the motion of «CenterTelecom» OJSC on interlocutory injunction in the form of suspension of the challenged resolution of the Interregional Inspectorate of the Federal Tax Service of Russia for Major

Taxpayers No. 7 dated 24.04.06. The 9th Appeal Arbitration Court with the order dated January 12, 2007 reversed the determination of Moscow Arbitration Court dated October 2, 2006 on interim measures. The order of FAS MO dated March 12, 2007 reversed the order of the appeal instance dated January 12, 2007 and the determination of Moscow Arbitration Court dated October 2, 2006 on interim measures remains in.

Besides, by determination dated 01.02.2007 Moscow Arbitration Court satisfied one more claim on interim measures in the form of:

- suspension of effect of the resolution of MI FNS on the major taxpayers No. 7 dated 24.04.2006 No. 4 on bringing the Company to tax responsibility;
- prohibition to the inspectorate to collect taxes, penalties and fines based on the said resolution.

On February 27, 2007 Moscow Arbitration Court made a decision in compliance with which claims of OJSC CenterTelecom for additionally assessed tax assets to be collected by the tax inspectorate totaling UR 20.893 thous. were nor satisfied but the claims of the tax authorities for the amount of RUR 2,334,466 thous. were recognized groundless.

As of the end of the reporting quarter the tax agency made an appeal to be considered on August 2, 2007.

15. In the second quarter of 2006, "NPK Technologies, Materials and Innovations" LLC filed an action with the Arbitration Court of Moscow Region to recover from "CenterTelecom" OJSC debt on payment for works completed and interest for use of money for the total amount of **RUR 6,121 thous.**

Determination of the Arbitration Court of Moscow Region dated May 04, 2006, left the action of "NPK Technologies, Materials and Innovations" LLC without consideration. The order of appeals instance dated June 06, 2006, rescinded the determination of the Arbitration Court of Moscow Region dated May 04, 2006, the case was referred to the court of first instance for reconsideration.

Judgment of the court of first instance dismissed the action of "NPK Technologies, Materials and Innovations" LLC. The court of appeals instance rescinded the judgment of the court of first instance and referred the case to the court of first instance for reconsideration. Cassation instance let the order of the court of appeals instance stand. Judgment of the court of first instance dismissed the action. Appeal and cassation instances did not change the decision of the court of the first instance.

16. In 2006, Ms. Zheleznyakova raised an action against Ryazan branch of "CenterTelecom" OJSC on recovery of moral damage in the amount of **RUR 50 mln,** caused through wrongful actions of the branch's officials in the form of refusal to provide time-based payment for communication services. Judgment of the court of first instance dismissed the action; cassation instance let the judgment of the court of first instance stand.

17. "CenterTelecom" OJSC represented by Bryansk branch raised an action against "Svyaz-Service" LLC for money had and received in the amount of **RUR 16,432 thous.** The action is pendent.

18. In Q1 2007 OJSC CenterTelecom represented by Moscow branch brought a claim to the Arbitration Court of the Moscow Region to recognize ownership rights to non-residential premises in the ATS located in Elektrogorsk, Moscow region. The claim was not satisfied. OJSC CenterTelecom made an appeal to be considered on July 10, 2007.

19. In Q1 2007 OJSC CenterTelecom represented by Moscow branch participated in litagations on recognition of rights to non-residential premises (garage), located at 62, Kashirskoye highway, Domodedovo. Defendants: FGU UPFS of the Moscow region, FGUP Post of Russia, TU FAUFI in Moscow. Claims of OJSC CenterTelecom were satisfied. The defendants made an appeal to be considered on July 12, 2007.

20. Ms. Tikhonova brought a claim against OJSC CenterTelecom to the Arbitration Court of the Moscow Region to allocate her preference shares of the Company in the amount of 3,000. The claim of Ms. Tikhonova was refused by the court of first instance and was not change by the court of appeal. The order of the cassation instance reversed the determinations on the case, the case is sent to the first instance for consideration. Claim is again refused by the court of first instance. The appeal will be heard on August 20, 2007.

21. SvazService LLC brought a claim against OJSC CenterTelecom represented by the Bryansk branch to collect the amount of unjust enrichment in the amount of RUR **9,585 thous.** The claim is under consideration.

22. Property Management Committee of Dubna, Moscow Region, brought two claims to collect rental debt, penalty for delay in payment and interest on use of not-owned funds for the use of communication equipment of System 12 ATS in Dubna for the amount of RUR **9,542 thous.** and RUR **46,642 thous.** The claims are to be considered on July 12, 2007.

23. OJSC CenterTelecom represented by Moscow branch brought a claim to the Arbitration Court of the Moscow Region to recognize ownership rights to ATS building located at the address: 21, 40 let Oktyabrya St., Shuvoye, Egorievsk District, Moscow Region. The claim is to be considered on July 26, 2007.

24. OJSC CenterTelecom brought a claim against Information Agency Regnum and ANO "Natioal Research Center for TV and Radio" to the Moscow Arbitration Court to protect business reputation and compensate for damages in the amount of RUR 2,000,000. The decision of the court of May 30, 2007 the claims of OJSC CenterTelecom in the part of collection of intangible damage in the amount of RUR 30,000 from Regnum LLC and 10,000 from ANO "Natioal Research Center for TV and Radio" are satisfied; the rest of claim is refused. The defendants made an appeal to be considered on July 12, 2007.

25. Teleport TV brought a claim against OJSC CenterTelecom to the Arbitration Court of the Moscow Region to collect damages in the amount of RUR 31,393 thous., which appeared as the result of OJSC CenterTelecom refusal to construct under the preliminary agreement and the purchase in the future under the purchase agreement of multiservice broadband access network in Smolensk. The court of first instance satisfied the claim in the part of RUR 25,326 thous. and refused in the part of RUR 6,067. The appeal of OJSC CenterTelecom is to be considered on July 31, 2007.

26. In 2003, arbitration courts of Moscow district dismissed two actions raised on behalf and for the benefit of "CenterTelecom" OJSC to recover from the Russian Federation represented by the Ministry of Finance for the account of treasury of the Russian Federation **RUR 8,058 thous.** and **RUR 5,975 thous.** of expenses related to privileges granted by Moscow affiliated branch of "CenterTelecom" OJSC on communication services to veterans.

"CenterTelecom" OJSC filed an appeal with the High Arbitration Court of the Russian Federation to reconsider those court acts in the exercise of supervisory powers, but the judges of the High Arbitration Court of the Russian Federation made determinations on refusal to submit judgments of the Arbitration Court of Moscow and orders of the Federal Arbitration Court of Moscow District to the Presidium of the High Arbitration Court of the Russian Federation for reconsideration in the exercise of supervisory powers.

In 2004, "CenterTelecom" OJSC filed motions with the Arbitration Court of Moscow to reconsider judgments on newly discovered circumstances.

Determination of the court dated 27.09.04 that was let stand by the order of appeals instance dated 01.02.05 and by the order of cassation instance dated 26.04.05 dismissed the claims.

27. In 2003, a claim was raised on behalf and for the benefit of "CenterTelecom" OJSC to recover from the Russian Federation represented by the Ministry of Finance losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tula affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of action was **RUR 92,989 thous.**

Judgment of the Arbitration Court of Moscow dated 24.05.04 satisfied the claims of "CenterTelecom" OJSC. Order of appeals instance dated 01.09.04 satisfied appeal of the Ministry of Finance of the Russian Federation and dismissed the action of "CenterTelecom" OJSC. On October 25, 2004, cassation instance let the order of the appeals instance stand, and dismissed the cassation appeal of "CenterTelecom" OJSC.

On March 18, 2005, "CenterTelecom" OJSC filed an appeal with the Constitutional Court of the Russian Federation on violation of constitutional rights, in which the claimant asks the Constitutional Court to examine the constitutionality of clause 2, Article 124 of the Civil Code of the Russian Federation in interpretation applied by the federal arbitration courts of Moscow District in the case of "CenterTelecom" OJSC.

Determination of the Constitutional Court of the Russian Federation dated July 05, 2005, dismissed the appeal of "CenterTelecom" OJSC.

28. On May 13, 2004, the Arbitration Court of Moscow made a judgment to satisfy action raised on behalf and for the benefit of "CenterTelecom" OJSC to the Russian Federation represented by the Ministry of Finance, the Ministry of Labor and Social Development of Russia, the Department for Social Security of Population of Tambov Region to recover **RUR 10,432 thous.** of losses incurred

through privileges granted by Tambov affiliated branch of "CenterTelecom" OJSC to veterans on payment for communication services. Appeals and cassation instances let the judgment of the court of first instance stand. The Ministry of Labor and Social Development filed a motion to the High Arbitration Court of the Russian Federation to reconsider the above judicial acts in the exercise of supervisory powers. Determination of the High Arbitration Court of the Russian Federation refused the claimant to refer the cases to the Presidium of the High Arbitration Court of the Russian Federation for reconsideration in the exercise of supervisory powers. Act of execution was performed in the existing procedure in 2004.

29. On June 28, 2004, the Arbitration Court of Voronezh Region made a judgment on action raised by Voronezh affiliated branch of "CenterTelecom" OJSC to recover from the treasury of the Russian Federation losses incurred by "CenterTelecom" OJSC in relation to privileges on payment for communication services granted to certain categories of individuals in the amount of **RUR 10,607 thous.** Act of execution was performed in the existing procedure in 2005.

30. In 2004, Voronezh affiliated branch of "CenterTelecom" OJSC filed with the Arbitration Court of Voronezh Region **3 actions** for the total amount of **RUR 49,708 thous.** to recover from the treasury of the Russian Federation losses incurred by "CenterTelecom" OJSC in relation to privileges on payment for communication services granted to certain categories of individuals according to the laws "About Veterans", "About Social Security of Disabled Persons in the Russian Federation", and "About Social Security of Citizens Affected by Radiation as a Result of Chernobyl Nuclear Power Plant Accident". The actions were satisfied by the court of first instance, judgments dated 15.12.04 and 21.12.04. Act of execution was performed in the existing procedure in 2005.

31. In 2003, Voronezh affiliated branch of "CenterTelecom" OJSC filed with the Arbitration Court of Voronezh Region an action to recover from the treasury of the Russian Federation losses incurred by "CenterTelecom" OJSC in relation to privileges on payment for communication services granted to certain categories of individuals. The amount of the action was **RUR 20,646 thous.** The action was satisfied by the court of first instance. Act of execution was performed in the existing procedure in 2004.

32. In 2004, a claim was raised on behalf and for the benefit of "CenterTelecom" OJSC to recover from the Russian Federation represented by the Ministry of Finance losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tula affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans in 2003. The amount of the action was **RUR 17,025 thous.** The court of first instance dismissed the claims. Order of appeals instance dated 16.06.05 let the judgment of the court of first instance stand, and dismissed appeal of "CenterTelecom" OJSC. Determination of the Federal Arbitration Court of Moscow District, dated September 13, 2005, rescinded the judgment of the court of first instance and the order of appeals instance, the case was referred to the court of first instance for reconsideration. Judgment of the court of first instance satisfied the claims of "CenterTelecom" OJSC in the 4th quarter of 2005. Act of execution was performed in 2006.

33. In 2004, on behalf and for the benefit of "CenterTelecom" OJSC filed an action against the Russian Federation represented by the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Bryansk affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans in 2001-2003. The amount of the action is **RUR 28,164 thous.** Judgment of the Arbitration Court of Moscow dated 18.02.05 recovered the above said amount from the Ministry of Finance of Russia on account of the treasury of the Russian Federation. Order of appeals instance dated 25.05.05 satisfied the appeal of the Ministry of Finance, rescinded the judgment of the court of first instance, and dismissed the action of "CenterTelecom" OJSC. The Order of the Federal Arbitration Court of Moscow District dated August 12, 2005, rescinded the order of appeals instance, let the judgment of the court of first instance dated February 18, 2005 stand, and satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in 2006.

34. In 2004, an action was raised on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Ivanovo affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans in 2001-2003. The amount of the action is **RUR 20,137 thous.** The court of first instance dismissed the action. Order of appeals instance let the judgment of the court of first instance stand, and dismissed an appeal of «CenterTelecom» OJSC. On May 24, 2005, cassation instance rescinded the order of

appeals instance and judgment of the court of first instance and referred the case for reconsideration. Judgment of the court of first instance dated August 30, 2005 satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in 2006

35. In 2004, an action was raised on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tver affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans and disabled persons in 2003. The amount of the action is **RUR 19,711 thous.** Judgment of the court of first instance that was let stand by appeals instance dismissed the action. Order of the Federal Arbitration Court of Moscow District dated August 04, 2005 rescinded the judgment of the court of first instance and the order of appeals instances, and satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in 2006.

36. In 2004, an action was filed with the Arbitration Court of Yaroslavl Region on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans and disabled persons. The amount of the action is **RUR 38,211 thous.** Judgment of the court of first instance dated June 27, 2005 satisfied the claims of "CenterTelecom" OJSC in part in the amount of **RUR 32,779 thous**. Appeals instance let the judgment of the court of first instance stand, and dismissed an appeal of the Ministry of Finance of the Russian Federation. In the 4th quarter of 2005, RUR 9,977 thos. was recovered from the treasury of Yaroslavl Region; in June 2006, RUR 22,801 thos. was recovered from the treasury of the Russian Federation.

37. In 2005, an action was filed with the Arbitration Court of Smolensk Region on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Smolensk affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of the action is **RUR 53,326 thous.** Judgment of the court of first instance dated May 04, 2005 satisfied the action. Order of appeals instance dated September 01, 2005 let the judgment of the court of first instance stand, and dismissed an appeal of the Ministry of Finance of the Russian Federation. Act of execution was performed in 2006.

38. In 2004, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Moscow affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans in 2001-2003. The amount of the action is **RUR 217,306 thous.** Judgment of the court of first instance dated February 16, 2005 satisfied the claims of "CenterTelecom" OJSC. Order of appeals instance dated April 22, 2005 let the judgment of the court of first instance stand, and dismissed an appeal of the third party - the Ministry of Health Care and Social Development of the Russian Federation. Act of execution was issued, and then sent by "CenterTelecom" OJSC to the Ministry of Finance of the Russian Federation for performance in the existing procedure. However, simultaneously with the above, the Ministry of Health Care and Social Development of the Russian Federation filed a cassation appeal. Order of the Federal Arbitration Court of Moscow District dated July 19, 2005 let the judgment of the court of first instance and the order of the court of appeal stand, and dismissed the cassation appeal. Act of execution was performed in 2006.

39. An action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Moscow affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans in 2001-2003. The amount of the action is **RUR 144,758 thous.**

Judgment of the Arbitration Court of Moscow dated 06.04.05 satisfied the claims of "CenterTelecom" OJSC. Order of appeals instance dated June 16, 2005 let the judgment of the court of first instance stand, and dismissed the appeal. Act of execution was performed in 2006.

40. An action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and

Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Moscow affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans in 2001-2003. The amount of the action is **RUR 261,602 thous.** The court of first instance dismissed the action. Order of appeals instance rescinded the judgment of the court of first instance and satisfied the claims of "CenterTelecom" OJSC. Order of cassation instance dated August 29, 2005 let the order of appeals instance stand and dismissed cassation appeals of the Ministry of Finance of the Russian Federation and the Ministry of Labor and Social Development of the Russian Federation. Act of execution was performed in 2006.

41. An action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Kursk affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals. The amount of the action is **RUR 11,784 thous.** Judgment of the court of first instance dated June 09, 2005 satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in 2005.

42. An action was filed with the Arbitration Court of Moscow on behalf and for the benefit of «CenterTelecom» OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Moscow affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals. The amount of the action is **RUR 4,801 thous.** Judgment of the court of first instance satisfied the claims of "CenterTelecom" OJSC. Order of appeals instance dated July 06, 2005 let the judgment of the court of first instance stand, and dismissed an appeal of the Ministry of Labor and Social Development. Act of execution was issued and then sent by "CenterTelecom" OJSC to the Ministry of Finance of the Russian Federation for performance in the existing procedure. However, simultaneously with the above, the Ministry of Labor and Social Development of the Russian Federation filed a cassation appeal. Order of the Federal Arbitration Court of Moscow District dated August 23, 2005, let the judgment of the court of first instance and the order of the court of appeal stand and dismissed the cassation appeal. Act of execution was performed in 2006.

43. An action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tambov affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of the action is **RUR 15,322 thous.** Judgment of the court of first instance date July 25, 2005 satisfied the claims of "CenterTelecom" OJSC. The judgment has become effective. Act of execution was performed in 2006.

44. In 2005, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Belgorod affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans in 2003. The amount of the action is **RUR 20,791 thous.** Judgment of the court of first instance dated September 21, 2005 satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in 2006.

45. In 2005, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Moscow affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of the action is **RUR 15,991 thous.** Judgment of the court of first instance satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in 2006.

46. In 2005, 2 actions were filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Kaluga affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The total amount of the actions is **RUR 54,017 thous.** The court of first instance satisfied the claims of "CenterTelecom" OJSC. Acts of execution were performed in 2006.

47. In 2005, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Kursk affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of the action is **RUR 17,328 thous.** The court of first instance satisfied the claims of "CenterTelecom" OJSC. Act of execution was obtained and, as of the reporting quarter end, was sent to the Ministry of Finance of the Russian Federation for performance in the existing procedure. Act of execution was performed in 2006.

48. In 2005, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Kursk affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of the action is **RUR 15,942 thous.** The court of first instance satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in May 2007.

49. In 2005, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tambov affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans in 2004. The amount of the action is **RUR 26,713 thous.** Judgment of the court of first instance dated November 08, 2005 satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in 2006.

50. In 2005, Kursk affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Kursk Region against the Russian Federation represented by the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2002 in relation to privileges granted by Kursk affiliated branch of "CenterTelecom" OJSC on payment for communication services to disabled persons. The amount of the action is **RUR 8,804 thous.** Judgment of the court of first instance dated October 24, 2005 satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in 2006.

43. In 2005, Kursk affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Kursk Region against the Russian Federation represented by the Ministry of Health Care and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2002 in relation to privileges granted by Kursk affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of the action is **RUR 10,257 thous.** The actions were satisfied. "CenterTelecom" OJSC received act of execution, however on May 22, 2006, the Ministry of Health Care and Social Development of the Russian Federation filed a cassation appeal. The court of cassation rescinded the judgment of the court of first instance and referred the case for reconsideration. The court of the first instance satisfied the claim partially for the amount of 8,548 thous. RUR, but refused the collection of RUR 1,709 thous. The appeal of OJSC CenterTelecom was not satisfied.

52. In 2005, Vladimir affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Vladimir Region against the Russian Federation represented by the Ministry of Finance of the Russian Federation, and the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Vladimir affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of the action is **RUR 12,262 thous.** The action was satisfied in part: losses in the amount of **RUR 10,391 thous.** were recovered for the benefit of "CenterTelecom" OJSC. Claim to recover VAT in the amount of RUR 1,871 thos. was dismissed. Act of execution was performed in 2006.

53. In 2005, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2004 in relation to privileges granted by Bryansk affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of the action is **RUR 29,521 thous.** Judgment of the Arbitration Court of Moscow dated June 15, 2006 satisfied the action. Act of execution was performed in 2007.

54. In 2005, 5 actions were filed on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Belgorod affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans and disabled persons in 2003-2004. The total amount of the actions is **RUR 77,136 thous.**

The result of the actions consideration is the following:

1 action for the amount of RUR 8, 312 thos. was satisfied in full by judgment of the arbitration court dated February 06, 2006. Act of execution was performed in 2007;

1 action for the amount of RUR 10,628 thos. was satisfied in part by judgment of the arbitration court dated May 05, 2006. Claims in part of the action for the amount of RUR 1,771 thos. were dismissed. Order of the court of appeal dated September 19, 2006 rescinded the judgment of the court of first instance and satisfied the claims of "CenterTelecom" OJSC in full. Act of execution was performed in Q2 2007;

1 action for the amount of RUR 27,983 thos. was satisfied in part for the amount of RUR 22,946 thos. by judgment of the arbitration court dated May 05, 2006. Claims in part of the action for the amount of RUR 5,037 thos. were dismissed. Order of the court of appeal dated September 19, 2006 rescinded the judgment of the court of first instance and satisfied the claims of "CenterTelecom" OJSC in full. Act of execution was performed in Q2 2007;

1 action for the amount of RUR 19,343 thos. was satisfied in part for the amount of RUR 15,861 thos. Claims in part of the action for the amount of RUR 3,482 thos. were dismissed. Order of the court of appeal dated September 19, 2006 rescinded the judgment of the court of first instance and satisfied the claims of "CenterTelecom" OJSC in full. Act of execution was performed in Q2 2007;

- 1 action for the amount of RUR 10,870 thos. was satisfied. Act of execution was performed in 2006.

55. In 2005, Tver affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Tver Region against the Department for Social Security of the Administration of Tver Region and the Ministry of Finance of Russia to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tver affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law of the Russian Federation "About Social Security of Disabled Persons". The amount of the action is **RUR 7,756 thous.** The action was satisfied by judgment of the Arbitration Court of Tver Region dated February 02, 2006. Act of execution was issued.

56. In 2005, Tver affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Tver Region against the Department for Social Security of the Administration of Tver Region and the Ministry of Finance of Russia to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tver affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law of the Russian Federation "About Veterans". The amount of the action is **RUR 24,705 thous.** The claims were satisfied by judgment of the Arbitration Court of Tver Region dated February 20, 2006, for the total amount of RUR 20,937 thos. and dismissed in part of VAT recovery for the amount of RUR 3,768 thos. Act of execution was issued for the amount of RUR 20,937 thos.

57 In 2006, Tver affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Tver Region against the Department for Social Security of the Administration of Tver Region and the Ministry of Finance of Russia to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tver affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law of the Russian Federation "About Veterans". The amount of the action is **RUR 13,874 thous.** The court of the first instance refused the claim. The cassation instance did not change the decision of the court of the first instance.

58. In 2006, Tver affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Tver Region against the Department for Social Security of the Administration of Tver Region and the Ministry of Finance of Russia to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tver affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law of the Russian Federation "About Veterans". The amount of the action is **RUR 6,055 thous.** The court of the first instance refused the claim. The cassation instance did not change the decision of the court of the first instance.

59. In 2005, Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC filed an action with the arbitration court against the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals. The amount of the action is **RUR 6,411 thous.** The claims were dismissed. Orders of appeals and cassation instances let the judgment of the court of first instance stand.

60. In 2005, Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC filed an action with the arbitration court against the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals. The amount of the action is **RUR 6,498 thous.** The claims were dismissed. Orders of appeals and cassation instances let the judgment of the court of first instance stand.

61. In 2005, Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC filed an action with the arbitration court against the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals. The amount of the action is **RUR 28,711 thous.** The claims of "CenterTelecom" OJSC were satisfied. Act of execution was performed in 2006.

62. In 2005, Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC filed an action with the arbitration court against the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals. The amount of the action is **RUR 34,904 thous.** Judgment of the court of first instance satisfied the action for the amount of RUR 25,012 thos.; claims on recovery of VAT for the amount of RUR 9,892 thos. were dismissed. Orders of appeals and cassation instances let the judgment of the court of first instance stand. The act of execution is sent to the Ministry of Finance of the Russian Federation. As of the end of the reporting quarter RUR 4,854 thous. were transferred under the act.

63. Voronezh affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Voronezh Region against the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Voronezh affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals in accordance with the Federal Law of the Russian Federation "About Veterans" in 2004. The amount of the action is **RUR 27,310 thous.** Court judgment satisfied the action on May 23, 2006. Order of the court of cassation instance dated September 08, 2006 rescinded the judgment of the court of first instance and referred the case for reconsideration to the court of first instance. The court of the first instance satisfied the claim. The appeal instance did not change the decision of the court of the first instance.

64. Voronezh affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Voronezh Region against the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Voronezh affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals in accordance with the Federal Law of the Russian Federation "About Social Security of Disabled Persons in the Russian Federation" in 2004. The amount of the action is **RUR 37,808 thous.** The action was satisfied by the court judgment on July 06, 2006. Cassation instance rescinded the judgment of the court of first instance and referred the case for reconsideration. The claim is satisfied.

65. Ryazan affiliated branch of "CenterTelecom" OJSC filed an action with the arbitration court against the Russian Federation represented by the Ministry of Finance of the Russian Federation, the Department for Labor and Social Security of Ryazan Region, and the Department for Social Security of Ryazan to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Ryazan affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals in accordance with the Federal Law of the Russian Federation "About Social Security of Disabled Persons in the Russian Federation" in 2003-2004. Initially, the action was raised for the amount of RUR 23,194 thos. Subsequently, the amount of claims was increased by RUR 7,295 RUR and made **RUR 23,201 thous.** Court judgment dated November 02, 2006 satisfied the action for the amount of RUR 19,656 thos. and dismissed the claims for VAT for the amount of RUR 3,545 thos. The appeal and cassation instances did not change the decision of the court of the first instance.

66. Kursk affiliated branch of "CenterTelecom" OJSC filed an action with the arbitration court against the Russian Federation represented by the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Kursk affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals in accordance with the Federal Law of the Russian Federation "About Social Security of Disabled Persons in the Russian Federation" in 2003. The amount of the action is **RUR 12,471 thous.** Judgment of the court of first instance satisfied the action for the amount of RUR 10,392 thos. and dismissed the claims for VAT in the amount of RUR 2,079 thos. The appeal instances did not change the decision of the court of the first instance. The act of execution is delivered.

67. In 2006, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2001-2002 in relation to privileges granted by Oryol affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Laws "About Veterans» and "About Social Security of Disabled Persons in the Russian Federation". Initial value of the claim made RUR 13,384 thous., due to the debt repayment the claim was reduced to RUR **7,519 thous.** As of the end of the reporting quarter the claim is under consideration.

68. In 2006, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2003 in relation to privileges granted by Oryol affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law "About Veterans". The amount of the action is **RUR 9,390 thous.** The claim is satisfied. The act of execution is sent to the Ministry of Finance of the Russian Federation.

69. In 2006, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2003 in relation to privileges granted by Oryol affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law "About Social Security of Disabled Persons in the Russian Federation". Initial value of the claim made RUR 10,600 thous., due to the debt repayment the claim was reduced to RUR **93 thous.** As of the end of the reporting quarter the claim is under consideration.

70. In 2006, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2004 in relation to privileges granted by Oryol affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law "About Veterans". The amount of the action is **RUR 10,849 thous.** The claim is satisfied. The act of execution is sent to the Ministry of Finance of the Russian Federation to be performed in the due order.

71. In 2006, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2004 in relation to privileges granted by Oryol affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law "About Social Security of Disabled Persons in the Russian Federation". The amount of the action is **RUR 14,841 thous.** The claim is satisfied. The act of execution is sent to the Ministry of Finance of the Russian Federation to be performed in the due order.

72. In 2006, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tula affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law "About Veterans". The amount of the action is **RUR 42,372 thous.** The claim is satisfied.

73. In 2006, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2002 in relation to privileges granted by Belgorod affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Laws "About Veterans", "About Social Security of Disabled Persons in the Russian Federation", the Law of the Russian Federation "About Status of the Heroes of the Soviet Union, Heroes of the Russian Federation, and Full Holders of the Glory Order". The amount of the action is **RUR 7,891 thous.** The claim is satisfied for collection of RUR 4,327 thous., collection of RUR 3,564 thous. is refused.

74. In 2006 OJSC CenterTelecom brought a claim against the Russian Federation represented by the Ministry of Finance of the Russian Federation and constituent entity of the Russian Federation – Ryazan region represented by Labor and Social Protection Department to recover losses incurred by OJSC "CenterTelecom" in 2003-2004 in relation to provision by the Ryazan branch of OJSC CenterTelecom of payment credits under the Federal Law "On veterans". The claim value is RUR **52,499 thous.** The claim is satisfied for collection of RUR 31,903 thous., collection of VAT in the amount of RUR 20.596 thous. is refused. The appeal is made.

75. In 2006 Orel branch of OJSC CenterTelecom brought a claim to the Arbitration Court of the Orel region against constituent entity of the Russian Federation – Orel region to recover losses incurred by OJSC "CenterTelecom" in relation to provision by the Orel branch of OJSC CenterTelecom of radio payment credits to certain citizen categories under the Federal Law "On veterans". The claim value is RUR **10,867 thous.** The claim is under consideration.

76. In 2006 a claim was brought on behalf of OJSC CenterTelecom to the Moscow Arbitration Court to recover losses incurred by OJSC "CenterTelecom" in 2003 in relation to provision by the Tambov branch of OJSC CenterTelecom of communication payment credits under the Federal Law "On veterans". The claim value is RUR **12,086 thous.** The claim is satisfied. The act of execution is sent to the Ministry of Finance of the Russian Federation to be performed in the due order.

77. In 2007 Tver branch of OJSC CenterTelecom brought a claim to the Arbitration Court of the Tver region against TverTelecom LLC to collect the debt. The claim value is RUR **7,709 thous.** The claim is satisfied, the act of execution is delivered.

78. In 2007 Tver branch of OJSC CenterTelecom brought a claim to the Arbitration Court of the Tver region against TverTelecom LLC to collect the debt. The claim value is RUR **11,203 thous.** The claim is under consideration.

VIII. Additional information about the Issuer and issue securities placed by it

8.1. Additional information about the Issuer

8.1.1. Information about size, structure of authorized (share) capital (unit fund) of the Issuer

The amount of the Company's authorized capital:
RUR 6,311,998,965
Breakdown of the authorized capital by categories of shares:
Ordinary shares:
total nominal value: ***RUR 4,734,020,499***
share of the authorized capital: ***75.000337 %***
Preference shares, type A:
total nominal value: ***RUR 1,577,978,466***
share of the authorized capital: ***24.999663 %***

Some of the Issuer's shares are circulating outside the Russian Federation in the form of **Level 1 American Depositary Receipts (ADRs).**

Category (type) of shares circulating outside the Russian Federation: ***ordinary registered shares***
One depository receipt represents 100 Company's ordinary shares.
Percentage of shares circulating outside the Russian Federation of the total number of shares of the relevant category (type): ***3.10 %***
Name, location of the foreign issuer, securities of which certify the rights to the Issuer's shares of the relevant category (type): ***J.P. Morgan Chase Bank (Trinity Tower 9 Tomas More Street London E1W1YT United Kingdom) acts as Depositary Bank on the ADR Program.***
Brief description of the program (program type) on issue of the foreign issuer's securities, which certify the rights to the Issuer's shares of the relevant category (type): ***Level I ADR***

Data on authorization of the federal executive body for the securities market on admission of the Issuer's shares of the relevant category (type) to circulation outside the Russian Federation (if applicable):

Authorization on shares circulation abroad is issued in accordance with the Decree of the Federal Securities Commission of Russia No.03-17/ps dated April 1, 2003. By the moment, the following authorizations for admission of the shares of "CenterTelecom" OJSC to circulation outside the Russian Federation have been obtained:

- ***Order of the Federal Securities Commission of Russia dated August 16, 2001, No. 702-r for the Level I ADR Program on 334,185 Company's ordinary shares;***
- ***Order of the Federal Securities Commission of Russia dated March 18, 2002, No. 323/r for the Level I ADR Program on 334,185,000 Company's ordinary shares (in relation to share split);***
- ***Order of the Federal Securities Commission of Russia dated December 24, 2002, No. 1818/r for the Level I ADR Program on circulation of 802,00,000 Company's ordinary shares (in relation to affiliation of 16 telecommunications companies in Central Region to "Central Telecommunication Company" OJSC);***
- ***Order of the Federal Financial Market Service of Russia dated January 19, 2005, No. 05-58/pz-i for the Level I ADR Program on 623,312,699 ordinary shares (document effective as of the end of the reporting quarter).***

Name of the foreign trading arranger(s), through which the foreign issuer's securities that certify the rights to the Issuer's shares circulate (if such circulation exists): ***Level I ADRs on ordinary shares of "CenterTelecom" OJSC are traded on the US over-the-counter market (CRMUY), the Berlin (CRMUy.BE) and Frankfurt (CRMUy.F) stock exchanges.***

Other data about the Issuer's shares circulation outside the Russian Federation to be specified by the Issuer at its discretion:

The Level I American Depository Receipt (ADR) Program on ordinary shares of "CenterTelecom" OJSC was registered on August 22, 2001, by the US Securities and Exchange Commission.

8.1.2. Information about changes in the amount of the Issuer's authorized (share) capital (unit fund)

Data on changes in the amount of the Issuer's authorized capital over 5 last financial years ended:

Amount of the authorized capital, RUR (as of the beginning of the period)	Structure of the authorized capital (as of the beginning of the period)	Name of the Issuer's management body that resolved to change the amount of the authorized capital	Date and Number of Minutes of Meeting of the management body, that resolved to change the amount of the authorized capital	Amount of the authorized capital after change, RUR
2002				
185,589,300.0	Ordinary shares: total nominal value (RUR): 135,480,300 share of the authorized capital: 73.00006 % Preference shares, type B: total nominal value (RUR): 3,711,600 share of the authorized	Board of Directors of "Central Telecommunication Company" Open Joint Stock Company	29.07.2002 Minutes of Meeting No. 6	631,199,896.5

	capital: 1.9999 % Preference shares, type A: total nominal value (RUR): 46,397,400 share of the authorized capital: 25.00004 %			
2003				
631,199,896.5	Ordinary shares: total nominal value (RUR): 473 402 049,9 share of the authorized capital: 75,000337 % Preference shares, type A: total nominal value (RUR): 157,797,846.6 share of the authorized capital: 24.999663 %	-	-	631,199,896.5
2004				
631,199,896.5	Ordinary shares: total nominal value (RUR): 473402 049,9 share of the authorized capital: 75.000337 % Preference shares, type A: total nominal value (RUR): 157,797,846.6 share of the authorized capital: 24.999663 %	-	-	631,199,896.5
2005				
631,199,896.5	Ordinary shares: total nominal value (RUR): 473,402,049.9 share of the authorized capital: 75.000337 % Preference shares, type A: total nominal value (RUR): 157,797,846.6 share of the authorized capital: 24.999663 %	Annual General Shareholder Meeting of "Central Telecommunication Company" Open Joint Stock Company	11.06.2004 Minutes of Meeting No. 12	6 311,998,965.0

8.1.3. Information about creation and use of the Issuer's reserve fund and other funds

In accordance with Article 10 of the Company's Articles of Association:

«10. The Company's funds

10.1. The Company creates reserve fund in the amount of 5 percent of the Company's authorized capital.

The Company's reserve fund is formed through mandatory annual allocation of at least 5 percent of the Company's net profit until the amount of the fund specified in this clause is reached.

The reserve fund is intended for covering the Company's losses, as well as redemption of the Company's bonds and shares in case of lack of other funds. The reserve fund may not be used for other purposes.

10.2. The Company may make a decision by a resolution of the General Shareholder Meeting on the issue referred to in sub-clause 13, 13.2 of this Articles of Association to create other funds, including the Company's employee share ownership fund. Resources of the share ownership fund shall be spent exclusively to acquire the Company's shares sold by the Company's shareholder for their further placement with the employees.

In case of providing the Company's employees with shares acquired on account of the Company's employee share ownership fund for value, the money gained shall be used for creation of the said fund.

The procedure for creation, spending the fund's resources, its purpose shall be defined by the Provisions on the Share Ownership Fund to be approved by the Company's Board of Directors".

Reserve fund as of 30.06.2007 – ***RUR 167,377 thous.***

Period	Fund amount as per the constituent documents	Fund amount as of the end of the period		Amount of fund allocations, thous. RUR.	Funds used during the period (thous. RUR.) and application of funds
		In money terms, thous. RUR.	% of the charter capital		
2002	5% of the charter capital	27 838	4,41%	-	Not used
2003		31560	5%	3 722	Not used
2004		31 560	5%	-	Not used
2005		31 560	0,5%	-	Not used
2006		64 985	1,03%	33 425	Not used
H 1 2007		167 377	2,65%	102 392	Not used

Reserve for bad receivables as of 30.06.2007 made RUR ***882,930 thous.***

Reserve for bad debts for H1 2007 was used to cover bad receivables in the amount of RUR ***13,216 thous.***

8.1.4. Information about procedure for convocation and holding of the Issuer's supreme management body meeting[3]

Name of the Issuer's supreme management body: ***General Shareholder Meeting***

Procedure for notification of shareholders of the Issuer's supreme management body meeting:

Notice of the general shareholder meeting must be given not later than 30 days prior to its date.

If the proposed agenda of an extraordinary general shareholder meeting includes an issue on election of the Company's Board of Directors, notice of the extraordinary general shareholder meeting must be given not later than 50 days prior to its date.

If an extraordinary general shareholder meeting is convened upon request of the Company's Inspection Committee, the Company's auditor or shareholder(s), who own at least 10 percent of the Company's voting shares, notice of the extraordinary general shareholder meeting must be given not later than 20 days prior to its date.

Notice of the general shareholder meeting must be given to every person specified in the list of persons entitled to participate in the general shareholder meeting in time specified, by registered mail or handed to every of the above said persons against receipt, or published in "Rossiyskaya Gazeta".

---

[3] Information is given as per the sixth edition of the Charter of the Comapny, approved by the Annual General Shareholders' Meeting held on 28.06.2006, as the seventh edition of the Charter approved by the annual general meeting of shareholder of OJSC CenterTelecom on 18.06.2007 was registered after the closure of the reporting quarter..

Persons (bodies) that are entitled to convene (request holding) an extraordinary meeting of the Issuer's supreme management body, as well as procedure for such requests submission (presentation):

- the Board of Directors upon its own initiative;
- the Company's Inspection Committee;
- the Company's Auditor;
- Shareholder(s) who own at least 10 percent of the Company's voting shares as of the date of request.

Request on convocation of an extraordinary general meeting may be presented by:

- mail to the address (location) of the Company's sole executive body specified in the unified state register of legal bodies;
- serving against receipt to a person who acts for the Company's sole executive body, Chairman of the Company's Board of Directors; Company's Corporate Secretary; or another person authorized to receive written correspondence addressed to the Company;
- facsimile.

A request on an extraordinary general shareholder meeting convocation must include information provided for by Article 55 of the Federal Law "About Joint Stock Companies". Proposals on nominees to the Company's bodies to be elected by the general shareholder meeting included in the request on convocation of the extraordinary general shareholder meeting are governed by the relevant requirements of Article 53 of the Federal Law "About Joint Stock Companies".

Percentage of the voting shares owned by the shareholder(s) requiring convocation of the extraordinary shareholder meeting is determined as of the date of such request.

If a request on convocation of an extraordinary general meeting is signed by a shareholder's representative, a power of attorney must be attached to such a request (a copy of the power of attorney certified in the existing procedure) containing data about the principal and the representative, which in accordance with the Federal Law "About Joint Stock Companies" must be included in the proxy card executed in accordance with the requirements of the Federal Law "About Joint Stock Companies" to execution of proxy card.

If a request on convocation of an extraordinary general meeting is signed by the shareholder(s), right to the shares of whom are accounted on the securities account with the depositary, a statement on the shareholder's securities account with the depositary that accounts the rights to the said shares must be attached to such request.

If a request on convocation of an extraordinary general meeting is sent by a simple letter or other simple mail, the date of such request is the date as per postmark confirming the date of the mail receipt, and if the request on convocation of an extraordinary general meeting is sent by registered mail or other certified mail – the date of serving the mail to the addressee against receipt.

If a request on convocation of an extraordinary general meeting is served against receipt, the date of the request is the date of serving.

If a request on convocation of an extraordinary general meeting is sent by facsimile, the date of the request is the date of the Company's receipt of the facsimile message in the procedure provided for by paragraph 2. of this clause.

A facsimile message with the request must be sent to the Company's fax number and received by the Company before official business day end in the Company. Name of the person who sent the message, date and time of its transmission, as well as the name of the person who received the message should be specified on the facsimile message copy. The person who sent the message is obliged to require confirmation of the message receipt, and the person who received the message is obliged to confirm receipt by a return facsimile message.

When the Company receives the original request sent by facsimile, the date of proposal or request is the date of the Company's receipt of the facsimile message.

Requests on convocation of an extraordinary general shareholder meeting received by the Company may be revoked by the persons who submitted the request. Such revocation must be sent by any means provided for in paragraph 1 for requests. In such a case, the date of revocation receipt is the date of the Company's receipt of the mail, the date of revocation serving, or the date of the Company's receipt of a facsimile message.

Procedure to determine the date of the Issuer's supreme management body meeting:

Determination of the date and procedure for general shareholder meeting holding is an exclusive competence of the Board of Directors.

1) Annual general shareholder meeting is held not earlier than four months prior to and not later than six months after the financial year end.

2) An extraordinary general shareholder meeting convened upon request of the Company's Inspection Committee, the Company's auditor or shareholder(s) who own at least 10 percent of the Company's voting shares must be held within 40 days as from the moment of request on holding the extraordinary general shareholder meeting.

3) An extraordinary general shareholder meeting convened upon request of the Company's Inspection Committee, the Company's auditor or shareholder(s) who own at least 10 percent of the Company's voting shares, agenda of which includes an issue on election of the Company's Board of Directors members must be held within 70 days as from the moment of request on holding the extraordinary general shareholder meeting.

4) If the number of the Company's Board of Directors members becomes fewer than the quorum for the Company's Board of Directors meeting, an extraordinary general shareholder meeting convened upon resolution of the Company's Board of Directors on its own initiative to resolve on election of the Company's Board of Directors, must be held within 70 days as from the date of the resolution on its holding adopted by the Company's Board of Directors.

5) Save as specified in clause 4, an extraordinary general shareholder meeting convened upon resolution of the Company's Board of Directors on its own initiative to resolve on any issues referred to the competence of the general shareholder meeting, including issues on:

- termination of powers of the Company's Board of Directors and election of the Company's Board of Directors (if the number of the Company's Board of Directors members is fewer than the quorum for the Company's Board of Directors meetings),

- election of the Company's Board of Directors (if the Board of Directors was not elected for any reason),

is held in time to be determined by the Company's Board of Directors taking into account the requirements of the acting laws and the Company's Articles of Association.

Persons entitled to make proposals on agenda of the Issuer's supreme management body meeting and procedure to present such proposals:

Shareholders who own at least 25 of the Company's voting shares are entitled to make proposals on agenda of shareholder meeting.

Procedure for making proposals on agenda of the Issuer's supreme management body meeting:

1. Proposals on issues to be included in agenda of the annual general shareholder meeting and proposals on nominees to the Company's bodies to be elected by the general shareholder meeting may be made and request on holding an extraordinary general meeting may be submitted by:

- mail to the address (location) of the Company's sole executive body specified in the unified state register of legal bodies;
- serving against receipt to a person who acts for the Company's sole executive body, Chairman of the Company's Board of Directors; Company's Corporate Secretary; or another person authorized to receive written correspondence addressed to the Company;
- facsimile.

2. A proposal on issues to be included in agenda of the annual general shareholder meeting and proposals on nominees to the Company's bodies to be elected by the general shareholder meeting must include information provided for by Article 53 of the Federal Law "About Joint Stock Companies". A request on an extraordinary general shareholder meeting convocation must include information provided for by Article 55 of the Federal Law "About Joint Stock Companies". A proposal on nominees to the Company's bodies to be elected by the general shareholder meeting included in the request on convocation of the extraordinary general shareholder meeting are governed by the relevant requirements of Article 53 of the Federal Law "About Joint Stock Companies".

3. A proposal on agenda of the annual general shareholder meeting, proposal on nominees to the Company's bodies to be elected by the general shareholder meeting, and request on convocation of the extraordinary general meeting shall be deemed to be made by the shareholders who (whose representatives) have signed them.

4. Percentage of the voting shares owned by the shareholder(s) making a proposal on agenda of the annual general shareholder meeting and/or nominees to the Company's bodies to be elected by the general shareholder meeting is determined as of the date of such request.

Percentage of the voting shares owned by the shareholder(s) requiring convocation of the extraordinary shareholder meeting is determined as of the date of such request.

5. If a proposal on agenda of the annual general shareholder meeting, proposal on nominees to the Company's bodies to be elected by the general shareholder meeting, or request on convocation of an extraordinary general meeting is signed by a shareholder's representative, a power of attorney (a copy of the power of attorney certified in the existing procedure) must be attached to such a proposal (request) containing data about the principal and the representative, which in accordance with the Federal Law "About Joint Stock Companies" must be included in the proxy card executed in accordance with the requirements of the Federal Law "About Joint Stock Companies" to execution of proxy card.

6. If a proposal on agenda of the annual general shareholder meeting, proposal on nominees to the Company's bodies to be elected by the general shareholder meeting, or request on convocation of an extraordinary general meeting is signed by the shareholder (shareholder's representative), right to the shares of whom are accounted on the securities account with the depositary, a statement on the shareholder's securities account with the depositary that accounts the rights to the said shares must be attached to such proposal (request).

7. In case of nomination to the Company's Board of Directors, Inspection Committee, a written consent of a nominee and data about the nominee may be attached to the proposal, which data are to be submitted to the persons entitled to participate in the general meeting in preparation for the general meeting.

8. If a proposal on agenda of the annual general meeting or proposal on nominees to the Company's bodies to be elected by the general shareholder meeting is sent by mail, the date of such proposal is the date as per postmark confirming the date of the mail sending.

If a request on convocation of an extraordinary general meeting is sent by a simple letter or other simple mail, the date of such request is the date as per postmark confirming the date of the mail receipt, and if the request on convocation of an extraordinary general meeting is sent by registered mail or other certified mail – the date of serving the mail to the addressee against receipt.

9. If a proposal on agenda of the annual general meeting, proposal on nominees to the Company's bodies to be elected by the general shareholder meeting, or request on convocation of an extraordinary general meeting is served against receipt, the date of the request is the date of serving.

10. If a proposal on agenda of the annual general meeting, proposal on nominees to the Company's bodies to be elected by the general shareholder meeting, or request on convocation of an extraordinary general meeting is sent by facsimile, the date of such proposal or request is the date of the Company's receipt of the facsimile message in the procedure provided for by paragraph 2 of this clause.

A facsimile message with the proposal or request must be sent to the Company's fax number and received by the Company before official business day end in the Company. Name of the person who sent the message, date and time of its transmission, as well as the name of the person who received the message should be specified on the facsimile message copy. The person who sent the message is obliged to require confirmation of the message receipt, and the person who received the message is obliged to confirm receipt by a return facsimile message.

When the Company receives the original proposal or request sent by facsimile, the date of proposal or request is the date of the Company's receipt of the facsimile message.

11. The Company's Board of Directors is obliged to consider the received proposals on agenda of the annual general shareholder meeting or proposals on nominees to the Company's bodies to be elected by the general shareholder meeting and make relevant decisions not later than five days after deadline for proposals specified by the Company's Articles of Association.

Proposals on agenda of the annual general shareholder meeting or proposals on nominees to the Company's bodies to be elected by the general shareholder meeting received by the Company after the time for proposals consideration are also considered by the Board of Directors in the procedure stipulated by the acting laws.

12. Proposals on agenda of the annual general meeting, proposals on nominees to the Company's bodies to be elected by the general shareholder meeting, and requests on convocation of an extraordinary general shareholder meeting received by the Company may be revoked by the persons who made the proposal and submitted the request. Such revocation must be sent by any means provided for in paragraph 1 for proposals and requests. In such a case, the date of revocation receipt is the date of the Company's receipt of the mail, the date of revocation serving, or the date of the Company's receipt of a facsimile message.

Persons entitled to familiarization with information (materials) submitted for preparation and holding of the Issuer's supreme management body meeting:

Persons who are entitled to participate in the general shareholder meeting.

The list of persons entitled to participate in the general shareholder meeting is made based on the data of the Company's shareholder register.

Procedure for familiarization with information (materials) submitted for preparation and holding of the Issuer's supreme management body meeting:

- at location of the Company's executive bodies;
- during the general shareholder meeting at the place where it is held;
- in other places specified in notice of the shareholder meeting;
- upon request of a shareholder within not more than five days;
- at location of the sole executive body: rooms 401, 402, bld. 2, 6 Degtyarny per., Moscow
- on the Company's web-site: *www.centertelecom.ru*

Procedure for announcement (familiarization of shareholders (participants) of the issuer with) of resolutions adopted by the supreme management body of the issuer and voting results.

Voting results and resolutions adopted by the general meeting may be:

1) announced at the general meeting of shareholders or presented within 10 days from the drawing up of the minutes on voting results in the form of voting result report to the persons enlisted and entitled to participate in the general meeting of shareholders in the order set forth for notification on holding the general meeting of shareholders;

2) within one day from the general meeting of shareholders published in the form of press release in the news of information agencies authorized by the Federal Service for Financial Market of Russia to disclose information on the securities market;

3) within one day from drawing up of the minutes of the general meeting of shareholders published in the form of disclosure "Information on the resolutions of the general meeting of shareholders" in the news of information agencies authorized by the Federal Service for Financial Market of Russia to disclose information on the securities market;

3) posted at the Company's site on the Internet www.centertelecom.ru.

8.1.5. Information about profit organizations, in which the Issuer owns at least 5 percent of the authorized (share) capital (unit fund), or at least 5 percent of ordinary stock

The list of profit organizations, in which, as of the reporting quarter end, the Issuer owns at least 5 percent of the authorized (share) capital (unit fund), or at least 5 percent of ordinary stock:

1. Full and abbreviated trade name: ***Russian Telecommunication Network Open Joint Stock Company; RTS OJSC***

Location: 2/15 Maroseika, Moscow, 101000

The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100 %***

The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

2. Full and abbreviated trade name: ***ATS Closed Joint Stock Company; ATS CJSC***
Location: ***22-A Novotorzhksaya str., Tver, 170000***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***0.011396%***
Share of the Issuer's ordinary stock owned by the profit organization: ***0.015194%***

3. Full and abbreviated trade name: ***Teleport Ivanovo Closed Joint Stock Company; Teleport Ivanovo CJSC***
Location: ***28 Stepanova str., Ivanovo, 153000***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100 %***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

4. Full and abbreviated trade name: ***Vladimir-Teleservice Closed Joint Stock Company; Vladimir-Teleservice CJSC***
Location: ***20 Gorokhovaya str., Vladimir, 600017***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100%***
Share of the profit organization's ordinary stock held by the Issuer: ***100 %***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

5. Full and abbreviated trade name: ***Mobilcom Limited Liability Company; Mobilcom LLC***
Location: ***17 Mira str., Vladimir, 600017***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100 %***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

6. Full and abbreviated trade name: ***Telecom-Terminal Limited Liability Company; Telecom-Terminal LLC***
Location: ***13 Lenina prospect, Ivanovo, 153000***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

7. Full and abbreviated trade name: ***Telecom-Stroy Limited Liability Company; Telecom-Stroy LLC***
Location: ***9a 3rd Balinskaya str., Ivanovo, 153011***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

8. Full and abbreviated trade name: ***TverTelecom Limited Liability Company; TverTelecom LLC***
Location: ***24 Novotorzhskaya str., Tver, 170000***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***85%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

9. Full and abbreviated trade name: ***CenterTelecomService Closed Joint Stock Company; CTCS CJSC***
Location: ***23 Proletarskaya str., Khimki, Moscow Region, 141400***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***74.9%***
Share of the profit organization's ordinary stock held by the Issuer: ***74.9 %***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***

Share of the Issuer's ordinary stock owned by the profit organization: ***none***

10. Full and abbreviated trade name: ***Svyaz-Service-Irga Production and Commissioning Enterprise Limited Liability Company; Svyaz-Service-Irga PVP LLC***
Location: ***21 Esenina str., Ryazan, 390046***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***70%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

11. Full and abbreviated trade name: ***Vladimirsky Taxophone Limited Liability Company; Vladimirsky Taxophone LLC***
Location: ***32-A Stroitelei prospect, Vladimir, 600000***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***51%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

12. Full and abbreviated trade name: ***TELECOM of Ryazan Region Closed Joint Stock Company; TELECOM of Ryazan Region CJSC***
Location: ***36 Svobody str., Ryazan, 390006***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***50.9%***
Share of the profit organization's ordinary stock held by the Issuer: ***50.9 %***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

13. Full and abbreviated trade name: ***TeleRoss-Voronezh Closed Joint Stock Company; TeleRoss-Voronezh CJSC***
Location: ***25 Krasnoarmeiskaya str., Voronezh, 394006***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***50%***
Share of the profit organization's ordinary stock held by the Issuer: ***50%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

14. Full and abbreviated trade name: ***Rinfotels Telecommunication Company Open Joint Stock Company; Rinfotels Telecommunication Company OJSC***
Location: ***43 Esenina str., Ryazan, 390023***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***26%***
Share of the profit organization's ordinary stock held by the Issuer: ***26%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

15. Full and abbreviated trade name: ***Communication Information Technologies Open Joint Stock Company; Svyazintek OJSC***
Location: ***bld. 2, 55 Plyuschikha str., Moscow, 119121***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***18%***
Share of the profit organization's ordinary stock held by the Issuer: ***18%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

16. Full and abbreviated trade name: ***OskolTelecom Closed Joint Stock Company; OskolTelecom CJSC***
Location: ***34 Solnechnyi, Stary Oskol, Belgorod Region, 309500***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***12.41%***
Share of the profit organization's ordinary stock held by the Issuer: ***12.41%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***0.335147%***
Share of the Issuer's ordinary stock owned by the profit organization: ***0.446861%***

17. Full and abbreviated trade name: ***KOSTARS Insurance Company of Telecommunication Trade Union Closed Joint Stock Company; SK KOSTARS CJSC***
Location: ***42 Leninsky prospect, Moscow, 117119***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***9.3%***
Share of the profit organization's ordinary stock held by the Issuer: ***9.3%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

18. Full and abbreviated trade name: ***Teleservice Open Joint Stock Company; Teleservice OJSC***
Location: ***119 Leninsky prospect, Voronezh, 394007***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***6.60%***
Share of the profit organization's ordinary stock held by the Issuer: ***6.60%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

19. Full and abbreviated trade name: ***Comset Open Joint Stock Company; Comset OJSC***
Location: ***7 Mayakovskogo str., Stupino, Moscow Region, 142800,***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***5.17%***
Share of the profit organization's ordinary stock held by the Issuer: ***5.17%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: **none**

8.1.6. Information about major deals of the Issuer

Over the last reporting period, the Company performed no major deals (series of related deals), the amount of liabilities on which would make (made) 10 and more percent of the Issuer's assets book value according to its financial statements.

8.1.7. Information about Issuer's credit ratings

1. Item of rating	*Issuer (CenterTelecom OJSC)*
Credit rating as of the last reporting quarter end:	B Stable outlook *(International rating)*
History of credit rating alterations over 5 last financial years ended	Initially assigned on December 14, 2001: CCC Stable outlook Altered on April 3, 2003: CCC+ Stable outlook Altered on September 30, 2005: B- Stable outlook Altered on October 26, 2006: B Stable outlook
Full and abbreviated trade name, location of the rating organization	Full name: ***Standard & Poor's International Services, Inc.*** Abbreviated name: ***Standard&Poor's*** Location: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the method for credit rating assignment or web-site address where information about the	Credit rating of borrower companies is comprised of two key components: business analysis and financial portfolio analysis. Company's rating does not come to simple

method for credit rating assignment is freely accessible (published)	calculation of financial performance. It is also a result of careful examination of fundamental business characteristics, such as country risks, industry structure and growth prospects, company's competitive advantages, regulation system, management, strategy. For more details please visit ***htpp://www.standardandpoors.ru***
2. Item of credit rating	***Issuer, Issuer's securities:*** ***Certificated interest-bearing non-convertible bearer bonds, series 04*** ***State registration No.: 4-19-00194-A*** ***Date of state registration: June 29, 2004***
Credit rating as of the last reporting quarter end:	ruBBB+
History of credit rating alterations over 5 last financial years ended	Initially assigned on August 18, 2004: ruBB+ Altered on September 30, 2005: ruBBB- Altered on October 26, 2006: ruBBB+
Full and abbreviated trade name, location of the rating organization	Full name: ***Standard & Poor's International Services, Inc.*** Abbreviated name: ***Standard&Poor's*** Location: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit rating of borrower companies is comprised of two key components: business analysis and financial portfolio analysis. Company's rating does not come to simple calculation of financial performance. It is also a result of careful examination of fundamental business characteristics, such as country risks, industry structure and growth prospects, company's competitive advantages, regulation system, management, strategy. For more details please visit ***htpp://www.standardandpoors.ru***
3. Item of credit rating	***Issuer, Issuer's securities*** ***Certificated interest-bearing non-convertible bearer bonds, series 05*** ***State registration No.: 4-20-00194-A*** ***Date of state registration: June 15, 2006***
Credit rating as of the last reporting quarter end:	ruBBB+
History of credit rating alterations over 5 last financial years ended	Initially assigned on June 23, 2006: ruBBB- Altered on October 26, 2006: ruBBB+
Full and abbreviated trade name, location of the rating organization	Full name: ***Standard & Poor's International Services, Inc.*** Abbreviated name: ***Standard&Poor's*** Location: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit rating of borrower companies is comprised of two key components: business analysis and financial portfolio analysis. Company's rating does not come to simple calculation of financial performance. It is also a result of careful examination of fundamental business characteristics, such as country risks, industry structure

	and growth prospects, company's competitive advantages, regulation system, management, strategy. For more details please visit ***htpp://www.standardandpoors.ru***
4. Item of credit rating	***Issuer (CenterTelecom OJSC)***
Credit rating as of the last reporting quarter end:	B- Positive outlook *(Long-term international rating)*
History of credit rating alterations over 5 last financial years ended	Initially assigned on December 8, 2004: B- Negative outlook Altered on June 14, 2006: B- Stable outlook Altered on October 18, 2006: B- Positive outlook
Full and abbreviated trade name, location of the rating organization	Full name: ***Fitch Ratings LTD*** Abbreviated name: ***Fitch*** Location: ***Eldon House, 2 Eldon Street, London EC2M 7UA, England***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit ratings of Fitch reflect opinion on the Issuer's relative capability to perform its financial obligations, such as payment of interest, dividends on preference shares, repayment of principal, settlement of insurance losses, as well as its contractor obligations. Ratings are based on the information obtained directly from issuers, other debtors, underwriters, their experts and from other sources that Fitch considers to be reliable. For more detail please visit:***http://www.fitchratings.ru/***
5. Item of credit rating	***Issuer (CenterTelecom OJSC)***
Credit rating as of the last reporting quarter end:	B *(Short-term international rating)*
History of credit rating alterations over 5 last financial years ended	Initially assigned on December 8, 2004: B
Full and abbreviated trade name, location of the rating organization	Full name: ***Fitch Ratings LTD*** Abbreviated name: ***Fitch*** Location: ***Eldon House, 2 Eldon Street, London EC2M 7UA, England***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit ratings of Fitch reflect opinion on the Issuer's relative capability to perform its financial obligations, such as payment of interest, dividends on preference shares, repayment of principal, settlement of insurance losses, as well as its contractor obligations. Ratings are based on the information obtained directly from issuers, other debtors, underwriters, their experts and from other sources that Fitch considers to be reliable. For more detail please visit: ***http://www.fitchratings.ru/***
6. Item of credit rating	***Issuer (CenterTelecom OJSC)***
Credit rating as of the last reporting quarter end:	«BB+(rus)» Positive outlook *(National rating)*
History of credit rating alterations over 5 last financial years ended	Initially assigned on February 21, 2005: «BB(rus)» Stable outlook

	Altered on June 14, 2006: «BB+(rus)» Stable outlook Altered on October 18, 2006: «BB+(rus)» Positive outlook
Full and abbreviated trade name, location of the rating organization	Full name: ***Fitch Ratings LTD*** Abbreviated name: ***Fitch*** Location: ***Eldon House, 2 Eldon Street, London EC2M 7UA, England***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit ratings of Fitch reflect opinion on the Issuer's relative capability to perform its financial obligations, such as payment of interest, dividends on preference shares, repayment of principal, settlement of insurance losses, as well as its contractor obligations. Ratings are based on the information obtained directly from issuers, other debtors, underwriters, their experts and from other sources that Fitch considers to be reliable. For more detail please visit:***http://www.fitchratings.ru/***
7. Item of credit rating	***Issuer, Issuer's securities*** ***Certificated interest-bearing non-convertible bearer bonds, series 04*** ***State registration No. 4-19-00194-A*** ***Date of state registration: June 29, 2004***
Credit rating as of the last reporting quarter end:	BB+(rus)
History of credit rating alterations over 5 last financial years ended	Initially assigned on February 21, 2005: «BB(rus)» Altered on June 14, 2006: «BB+(rus)»
Full and abbreviated trade name, location of the rating organization	Full name: ***Fitch Ratings LTD*** Abbreviated name: ***Fitch*** Location: ***Eldon House, 2 Eldon Street, London EC2M 7UA, England***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit ratings of Fitch reflect opinion on the Issuer's relative capability to perform its financial obligations, such as payment of interest, dividends on preference shares, repayment of principal, settlement of insurance losses, as well as its contractor obligations. Ratings are based on the information obtained directly from issuers, other debtors, underwriters, their experts and from other sources that Fitch considers to be reliable. For more detail please visit: ***http://www.fitchratings.ru/***
8. Item of credit rating	***Issuer, Issuer's securities*** ***Certificated interest-bearing non-convertible bearer bonds, series 05*** ***State registration No.: 4-20-00194-A*** ***Date of state registration: June 15, 2006***
Credit rating as of the last reporting quarter end:	BB+(rus)
History of credit rating alterations over 5 last financial years ended	Initially assigned on October 18, 2006: BB+(rus)
Full and abbreviated trade name, location of the rating organization	Full name: ***Fitch Ratings LTD*** Abbreviated name: ***Fitch*** Location: ***Eldon House, 2 Eldon Street, London EC2M 7UA, England***

Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit ratings of Fitch reflect opinion on the Issuer's relative capability to perform its financial obligations, such as payment of interest, dividends on preference shares, repayment of principal, settlement of insurance losses, as well as its contractor obligations. Ratings are based on the information obtained directly from issuers, other debtors, underwriters, their experts and from other sources that Fitch considers to be reliable. For more detail please visit: ***http://www.fitchratings.ru/***

8.2. Information about each category (type) of the Issuer's shares

Share category: ***ordinary***
Securities form: ***registered non-certificated***
Nominal value of every share: ***RUR 3***
Number of outstanding shares: ***1,578,006,833***
Number of additional shares, placement of which is in progress: ***none***
Number of declared shares: ***76,166,167***
Number of shares reflected on the Issuer's balance sheet: ***none***
Number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of exercise of the Issuer's options: ***none***
State registration number of the issue: ***1-04-00194-A***
Date of state registration: ***16.12. 2004***

Rights to which shares entitle their holders:

Article 8 of the Articles of Association of "CenterTelecom" OJSC "Rights and obligations of shareholders who hold ordinary shares":

"8.1. Every Company's ordinary share shall entitle the shareholder who holds it to the equal amount of rights.

8.2. Every shareholder who holds the Company's ordinary shares shall be entitled to:

8.2.1. participate in the Company's general shareholder meeting in the procedure provided for by the acting laws of the Russian Federation;

8.2.2. receive dividends in the procedure provided for by the acting laws of the Russian Federation and this Articles of Association, if they are declared by the Company;

8.2.3. receive a part of the Company's property remaining upon its liquidation in proportion to the number of shares held by such shareholder;

8.2.4. get access to the documents provided for by clause 1, Article 89 of the Federal Law "About Joint Stock Companies" in the procedure provided for by Article 91 of the said Law;

8.2.5. require the Company's registrar to confirm shareholder's rights to the shares through issue of an extract from the Company's shareholder register;

8.2.6. obtain from the Company's registrar information about all entries on its personal account, as well as other information provided for by the legal acts of the Russian Federation that stipulate the procedure for shareholder register keeping;

8.2.7. dispose of the shares held by such shareholder without consent of other shareholders and the Company;

8.2.8. in cases provided for by the acting laws of the Russian Federation, defend his violated civil rights in the court, including recovery of damages from the Company;

8.2.9. require the Company to redeem all or part of the shares owned by the shareholder in cases and in the procedure provided for by the acting laws of the Russian Federation;

8.2.10. sell shares to the Company, if the Company has made a decision to acquire such shares;

8.2.11. require the Company to provide an extract from the list of persons entitled to participate in the general shareholder meeting containing data about the shareholder;

8.2.12. pre-emption acquisition of additional shares placed through open subscription and issue securities convertible into shares in the quantity proportional to the shares held by the shareholder.

8.3. A shareholder holding more than 1 percent of the Company's voting shares shall be entitled to require the Company's registrar to provide him with information about names of shareholders registered in the register, as well as about number, category and nominal value of shares held by them (such information shall be provided without shareholders' addresses).
8.4. Shareholders (shareholder) who hold on the aggregate at least 1 percent of the Company's placed ordinary shares shall be entitled to raise an action against a member of the Company's Board of Directors, Company's General Director, a member of the Company's Management Board, as well as managing organization or manager to recover losses caused to the Company as a result of guilty action (omission) on the part of the said persons.
8.5. Shareholders who hold at least 1 percent of votes at the general shareholder meeting shall be entitled to require the Company to provide them with a list of persons entitled to participate in the meeting. Documents details and mail address of shareholders included in such list shall be provided only with their consent.

8.6. Shareholders (shareholder) who hold on the aggregate at least 2 percent of the Company's voting shares shall be entitled to include issues into agenda of the Company's annual general shareholder meeting and nominate candidates to the Company's management and supervisory bodies to be elected by the general shareholder meeting. When preparing for an extraordinary general shareholder meeting, agenda of which includes election of the Company's Board of Directors, the said shareholders (shareholder) shall be entitled to nominate candidates to the Company's Board of Directors.
8.7. Shareholders (shareholder) who hold on the aggregate at least 10 percent of the Company's voting shares shall be entitled to require the Company's Board of Director to convene an extraordinary general shareholder meeting. If the Company's Board of Directors fails to resolve on convocation of the extraordinary general shareholder meeting within the term specified by the acting laws of the Russian Federation and this Articles of Association or resolves to refuse such convocation, the extraordinary meeting may be convened by the said shareholders.
8.8. Shareholders (shareholder) who hold on the aggregate at least 10 percent of the Company's voting shares shall be entitled at any time to require audit of the Company's financial and business activities.
8.9. Shareholders (shareholder) who hold on the aggregate at least 25 percent of the Company's voting shares shall be entitled to have access to, and receive copies of, accounting documents and minutes of meetings of the Company's Management Board.
8.10. Shareholders who hold the Company's ordinary shares have other rights provided for by the acting laws of the Russian Federation published within the term of their powers, as well as by this Articles of Association.
8.11. Every shareholder who holds the Company's ordinary shares shall be obliged to:
- inform the Company's shareholder register holder about changes in his data;
- not to disclose confidential information about the Company's activities.
8.12. Shareholders who hold the Company's ordinary shares shall have other obligations provided for by the acting laws of the Russian Federation, as well as by this Articles of Association."

Share category: ***preference***
Shares type: ***A***
Securities form: ***registered non-certificated***
Nominal value of every share: ***RUR 3***
Number of outstanding shares: ***525,992,822***
Number of additional shares, placement of which is in progress: ***none***
Number of declared shares: ***25,405,178***
Number of shares reflected on the balance sheet: ***none***
Number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of exercise of the Issuer's options: ***none***
State registration number of the issue: ***2-04-00194-A***
Date of state registration: ***16.12.2004***

Rights to which shares entitle their holders:

Article 9 of the Articles of Association of "CenterTelecom" OJSC "Rights and obligations of shareholders who hold preference shares, type A":

«9.1. Every Company's preference share, type A, shall entitle the shareholder who holds it to the equal amount of rights.

9.2. Holders of preference shares, type A, shall be entitled to receive annual fixed dividend, except for the cases provided for by this Articles of Association. The total amount paid as dividend on every preference share, type A, shall be fixed in the amount of 10 percent of the Company's net profit based on the performance of the previous financial year divided by the number of placed preference shares, type A.

If the amount of dividends paid by the Company on every ordinary share in a given year exceeds the amount payable as dividends on every preference share, type A, the amount of dividends payable on the latter must be increased up to the amount of the dividends payable on ordinary shares. The said payments shall be made additionally on the date of payment of dividends on ordinary shares.

9.3. Holders of preference shares, type A, shall be entitled to participate in the general shareholder meeting with the right of vote when resolving on issues on the Company's reorganization and liquidation, as well as on the issue on amendment and supplementation of the Company's Articles of Association if such amendments limit the rights of the said shareholders.

9.4. Holders of preference shares, type A, shall be entitled to participate in the general shareholder meeting with the right of vote on all issues of the meeting agenda, if the shareholder meeting, regardless of the reasons, has failed to adopt a resolution on dividend payment or has adopted a resolution on partial dividend payment on preference shares, type A. This right arises with holders of preference shares, type A, as from the meeting following the annual shareholder meeting, at which it was resolved to pay dividends, and ends as from the first payment of dividends on the said shares in full amount.

9.5. Holders of preference shares, type A, shall have rights provided for by sub-clauses 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11, and 8.2.12 of this Articles of Association for holders of the Company's ordinary shares. Such rights shall be also granted to shareholders who hold preference shares, type A, in case when such shares are not voting.

9.6. Holders of preference shares, type A, shall have rights provided for by sub-clauses 8.3, 8.6, 8.7, 8.8, and 8.9 of this Articles of Association for holders of the Company's ordinary shares, if preference shares, type A, have the right of vote on all issues referred to the competence of the Company's general shareholder meeting.

9.7. Holders of preference shares, type A, shall be entitled to require the Company to redeem all or part of the shares held by the shareholder in cases and in the procedure provided for by the acting laws of the Russian Federation.

9.8. Holders of preference shares, type A, who hold at least 1 percent of votes at the general shareholder meeting, shall be entitled to require the Company to provide them with the list of persons entitled to participate in the meeting. In such a case, documents details and mail addresses of shareholders included in such list shall be provided only with their consent.

9.9. Shareholders who hold the Company's preference shares, type A, have other rights provided for by the acting laws of the Russian Federation, as well as by this Articles of Association.

9.10. Every shareholder who holds the Company's preference shares, type A, shall be obliged to:

- inform the Company's shareholder register holder about changes in his data;
- not to disclose confidential information about the Company's activities.

9.11. Shareholders who hold the Company's preference shares, type A, shall have other obligations provided for by the acting laws of the Russian Federation, as well as by this Articles of Association."

8.3. Information about previous issues of the Issuer's issue securities other than Issuer's shares

8.3.1. Information about issues, all securities on which are redeemed (cancelled)

(1) Type, series (class), form and other identifiers of securities:

Type of securities: ***bonds***
Series: ***01***
Type: ***interest-bearing***

Form: ***certificated bearer bonds***
State registration number of the issue: ***4-01-00194-A***
Date of the issue state registration: ***17.10.2001***
Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***
Number of securities of the issue: ***600,000***
Nominal value of each security: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 600,000,000***
Date of the securities of the issue redemption: ***18.11.2003***
Basis for redemption of the securities of the issue: ***performance of obligations on the securities***

(2) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***1-I***
Type: ***interest-bearing***
Form: ***registered non-certificated***
State registration number of the issue: ***4-14-00194-A***
Date of the issue state registration: ***11.10.2002***
Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***
Number of securities of the issue: ***80,000***
Nominal value of each security of the issue: ***RUR 50***
Amount of securities of the issue in terms of nominal value: ***RUR 4,000,000***
Number of actually placed securities in accordance with the registered issue report: *22,674*
Amount of securities of the issue placed in terms of nominal value: ***RUR 1,133,700***
Redemption period for securities of the issue: ***from 01.10.2002 to 01.10.2003***
Basis for redemption of the securities of the issue: ***performance of obligations on the securities***

(3) Type, series (class), form and other identifiers of securities
Type of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing***
Form: ***certificated bearer bonds***
State registration number of the issue: ***4-02-00194-A***
Date of state registration of the securities issue: ***25.06.2002***
Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***
Date of state registration of the securities issue report: ***15.08.2002***
Name of the registering authority that has carried out state registration of the securities issue report: ***Federal Securities Commission of Russia***
Number of securities of the issue: ***600,000***
Nominal value of each security of the issue: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 600,000,000***
Maturity date for the securities of the issue: ***21.04.2005***
Basis for redemption of the securities of the issue: ***performance of obligations on the securities***

(4) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***2-I***
Type: ***interest-bearing***
Form: ***registered non-certificated***
State registration number of the issue: ***4-15-00194-A***
Date of the issue state registration: ***11.10.2002***

Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***
Number of securities of the issue: ***400,000***
Nominal value of each security of the issue: ***RUR 50***
Amount of securities of the issue in terms of nominal value: ***RUR 20,000,000***
Number of actually placed securities in accordance with the registered issue report: *212,701*
Amount of securities of the issue placed in terms of nominal value: ***RUR 10,635,050***
Redemption period for securities of the issue: ***from 01.08.2005 to 01.08.2006***
Basis for redemption of the securities of the issue: ***performance of obligations on the securities***

(5) Type, series (class), form and other identifiers of securities
Type of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing***
Form: ***certificated bearer bonds***
State registration number of the issue: ***4-18-00194-A***
Date of state registration of the securities issue: ***01.08.2003***
Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***
Date of state registration of the securities issue report: ***14.10.2003***
Name of the registering authority that has carried out state registration of the securities issue report: ***Federal Securities Commission of Russia***
Number of securities of the issue: ***2,000,000***
Nominal value of each security of the issue: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 2,000,000,000***
Maturity date for the securities of the issue: ***15.09.2006***
Basis for redemption of the securities of the issue: ***performance of obligations on the securities***
(6) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***6-K***
Type: ***interest-bearing***
Form of the securities: ***registered uncertified***
State registration number of the issue: ***4-08-00194-A***
Date of state registration of the securities issue: ***11.10.2002***
Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***
Number of securities of the issue: ***499***
Nominal value of each security of the issue: RUR ***1,500***
Amount of securities of the issue in terms of nominal value: ***RUR 748 500***
Maturity date for the securities of the issue: ***18.04.2006 – 18.04.2007***
Basis for redemption of the securities of the issue: ***performance of obligations on the securities***

(7) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***7-K***
Type: ***interest-bearing***
Form of the securities: ***registered uncertified***
State registration number of the issue: ***4-09-00194-A***
Date of state registration of the securities issue: ***11.10.2002***
Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***
Number of securities of the issue: ***499***
Nominal value of each security of the issue: RUR ***1 500***
Amount of securities of the issue in terms of nominal value: ***RUR 748 500***

Maturity date for the securities of the issue: ***18.04.2006 – 18.04.2007***
Basis for redemption of the securities of the issue: ***performance of obligations on the securities.***

8.3.2. Information about issues, securities of which are circulating

Information about total number and amount in terms of nominal value (if nominal value for this type of securities is available) of all the Issuer's outstanding (unredeemed) securities of every type:
Total number of all the Issuer's outstanding (unredeemed) bonds:
8,641,078
Amount of all the Issuer's outstanding (unredeemed) bonds in terms of nominal value: ***RUR 8, 636,152,800***

(1) Type, series (class), form and other identifiers of securities:

Type of securities: ***bonds***

Series: ***1-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-03-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***11,397***

Nominal value of each security: ***RUR 500***

Amount of securities of the issue in terms of nominal value: ***RUR 5,698,500***

Rights attached to every security of the issue:
A bondholder is entitled to:
1) Receipt of bonds nominal value from the Issuer by their redemption;
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption;
3) Receipt of bonds nominal value and fixed yield in the amount of 0.1% of bonds nominal value from the Issuer in case of the Company's liquidation.
   In such a case:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.
4) In case of holding 6 and more bonds, an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
5) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on March 17, 2010, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from cash-box of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000;
- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: June 17, 2010

End: June 17, 2011

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 30 days as from the placement commencement.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of 6 and more bonds of the issue is entitled to receive, provided a technical capability is available, an access to the telephone network by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Issuer within 5 days as from submission of a written request at: 11 Chernyshevskogo str., Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;
- an extract from the rights to securities records to confirm that at least 6 (six) bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 11 Chernyshevskogo str., Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(2) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***2-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-04-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***260***

Nominal value of each security: ***RUR 1,000***

Amount of securities of the issue in terms of nominal value: ***RUR 260,000***

Number of outstanding securities of the issue as of the end of the reporting quarter: ***250***

Amount of the outstanding securities of the issue in terms of nominal value as of the end of the reporting quarter: ***RUR 250,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of bonds nominal value from the Issuer by their redemption;
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption.
3) Receipt of bonds nominal value and fixed yield in the amount of 0.1% of bonds nominal value from the Issuer in case of the Company's liquidation.
   In such a case:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

   Payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value is made by the order of series numbers.
4) In case of holding 5 and more bonds – an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
5) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on March 17, 2010, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;
- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:
Commencement: July 17, 2010
End: July 17, 2011

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 30 days as from the placement commencement.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of 5 and more bonds of the issue is entitled to an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Issuer within 5 days as from submission of a written request at: 11 Chernyshevskogo str., Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- certificate of registration;
- an extract from the rights to securities records to confirm that at least 5 (five) bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 11 Chernyshevskogo str., Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(3) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***3-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-05-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***5,396***

Nominal value of each security: ***RUR 500***

Amount of securities of the issue in terms of nominal value: ***RUR 2,698,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of bonds nominal value from the Issuer by their redemption;
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption.
3) Receipt of bonds nominal value and fixed yield in the amount of 0.1% of the bond nominal value from the Issuer in case of the Company's liquidation.
   In such a case:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

   Payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value is to be made in the order of series numbers.
4) In case of holding 6 and more bonds – an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
5) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on March 17, 2010, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: June 17, 2010

End: June 17, 2011

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 30 days as from the placement commencement.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of 6 and more bonds of the issue is entitled to receive, provided a technical capability is available, an access to the telephone network by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Issuer within 5 days as from submission of a written request at: 35 Kurskaya str., Zheleznogorsk, Kursk Region, 307130.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Zheleznogorsk;
- an extract from the rights to securities records to confirm that at least 6 (six) bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 35 Kurskaya str., Zheleznogorsk, Kursk Region, 307130.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(4) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***4-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-06-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***70***

Nominal value of each security: ***RUR 1,000 RUR***

Amount of securities of the issue in terms of nominal value: ***RUR 70,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of bonds nominal value from the Issuer by their redemption;
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption.
3) Receipt of bonds nominal value and fixed yield in the amount of 0.1% of bonds nominal value from the Issuer in case of the Company's liquidation.
   In such a case:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

   Payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value is to be made in the order of series numbers.
4) In case of holding 5 and more bonds – an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
5) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and in case of absence of technical capability at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on March 17, 2010, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: June 17, 2010

End: June 17, 2011

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 30 days as from the placement commencement.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of 5 and more bonds of the issue is entitled to an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Issuer within 5 days as from submission of a written request at: 35 Kurskaya str., Zheleznogorsk, Kursk Region, 307130.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- certificate of registration;
- an extract from the rights to securities records to confirm that at least 5 (five) bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 35 Kurskaya str., Zheleznogorsk, Kursk Region, 307130.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(5) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***5-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-07-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***498***

Nominal value of each security: ***RUR 3,600***

Amount of securities of the issue in terms of nominal value: ***RUR 1,792,800***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of bonds nominal value from the Issuer by their redemption.
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption.
3) An access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
4) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and in case of absence of technical capability at the new address;

- after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

5) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
    - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
    - severance pays and author's fees are settled on the second place;
    - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
    - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
    - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on November 29, 2010, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: February 22, 2011

End: February 22, 2012

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 30 days as from the placement commencement.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written

request at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;
- an extract from the rights to securities records to confirm that one ore more bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(6) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***8-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-10-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***

Name of the registering authority that has carried out state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***500***

Nominal value of each security of the issue: ***RUR 1,500***

Amount of securities of the issue in terms of nominal value: ***RUR 750,000***

Number of outstanding securities of the issue as of the end of the reporting quarter: ***127***

Amount of the outstanding securities of the issue in terms of nominal value as of the end of the reporting quarter: ***RUR 190,500***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of bonds nominal value from the Issuer by their redemption.
2) Receipt of fixed interest yield in the amount of 0.1% of bonds nominal value by their redemption.
3) An access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement. The bondholder will pay for the telecommunication services at rates existing as of the moment of such service provision.
4) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

5) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:

- claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
- severance pays and remuneration of persons working on labor contracts, including contractual employment, and author's fees are settled on the second place;
- claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
- debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
- settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The rights on the Company's registered non-certificated bonds are to be exercised in relation to the persons registered in the bondholder register system.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on August 31, 2007, the earliest.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer, however, not later than on August 21, 2008.

Payments are made in the order of applications receipt.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:
Commencement: August 31, 2007
End: August 31, 2008

Early redemption of the bonds of the issue:

The earliest date when the bonds may be presented for early redemption: the first day upon expiration of 7 days as from the date of state registration of the securities issue report.

Early redemption of the bonds takes place in the following cases:

- change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;

- after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 11 Chernyshevskogo str., Kursk, 305016, or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;
- an extract from the rights to securities records to confirm that one or more bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 11 Chernyshevskogo str., Kursk, 305016, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(7) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***9-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-11-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***50***

Nominal value of each security: ***RUR 1,500***

Amount of securities of the issue in terms of nominal value: ***RUR 75,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of the bond nominal value from the Issuer by its redemption.
2) Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

3) Access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement. The bondholder will pay for the telecommunication services at rates existing as of the moment of such service provision.
4) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.
5) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and remuneration of persons working on labor contracts, including contractual employment, and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The right on the Company's registered non-certificated bonds is to be exercised in relation to the persons registered in the bondholder register system.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on August 31, 2007, the earliest.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are made within 30 days as from the bondholder's submission of the application for redemption to the Issuer, however, not later than on August 21, 2008.

Payments are made in the order of applications receipt.

Periodicity of settlements with bondholders - in a lump sum.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:
Commencement: August 31, 2007
End: August 31, 2008

Early redemption of the bonds of the issue:

The earliest date when the bonds may be presented for early redemption: the first day upon expiration of 7 days as from the date of state registration of the securities issue report.

Early redemption of the bonds takes place in the following cases:

- change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;

- after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 11 Chernyshevskogo str., Kursk, 305016, or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title (other property right) or the right of lease to real estate in Kursk;

- an extract from the rights to securities records to confirm that one or more bonds are available on the applicant's account;

- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 11 Chernyshevskogo str., Kursk, 305016, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(8) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***10-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-12-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***200***

Nominal value of each security: ***RUR 1,500***

Amount of securities of the issue in terms of nominal value: ***RUR 300,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of the bond nominal value from the Issuer by its redemption.
2) Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

3) Access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement. The bondholder will pay for the telecommunication services at rates existing as of the moment of such service provision.
4) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.
5) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and remuneration of persons working on labor contracts, including contractual employment, and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The rights on the Company's registered non-certificated bonds are to be exercised in relation to the persons registered in the bondholder register system.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on August 31, 2007, the earliest.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are made within 30 days as from the bondholder's submission of the application for redemption to the Issuer, however, not later than on August 21, 2008.

Payments are made in the order of applications receipt.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: August 31, 2007

End: August 31, 2008

Early redemption of the bonds of the issue:

The earliest date when the bonds may be presented for early redemption: the first day upon expiration of 7 days as from the date of state registration of the securities issue report.

Early redemption of the bonds takes place in the following cases:

- change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
- after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan.

Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;
- an extract from the rights to securities records to confirm that one or more bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(9) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***11-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-13-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***500***

Nominal value of each security: ***RUR 1,500***

Amount of securities of the issue in terms of nominal value: ***RUR 750,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of the bond nominal value from the Issuer by its redemption.
2) Receipt of fixed yield in the amount of 0.2% of the bond nominal value by its redemption.
3) Access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement. The bondholder will pay for the telecommunication services at rates existing as of the moment of such service provision.
4) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:

- claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
- severance pays and remuneration of persons working on labor contracts, including contractual employment, and author's fees are settled on the second place;
- claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
- debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
- settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The rights on the Company's registered non-certificated bonds are to be exercised in relation to the persons registered in the bondholder register system.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on October 26, 2008, the earliest.

The Issuer will redeem the bonds by payment of the nominal value and fixed yield in the amount of 0.2% of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are made within 30 days as from the bondholder's submission of the application for redemption to the Issuer, however, not later than on April 26, 2009.

Payments are made in the order of applications receipt.

Periodicity of settlements with bondholders - in a lump sum.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;
- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: October 26, 2008

End: April 26, 2009

Early redemption option is not envisaged.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.2% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan.

Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 11 Chernyshevskogo str., Kursk, 305016 or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;
- an extract from the rights to securities records to confirm that one or more bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 11 Chernyshevskogo str., Kursk, 305016, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(10) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***3-I***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-16-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***349***

Nominal value of each security: ***RUR 6,000***

Amount of securities of the issue in terms of nominal value: ***RUR 2,094,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

- Receipt of the bond nominal value from the Issuer by its redemption;
- Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption;
- Access to the telephone network from one subscriber number, provided technical capability is available, at m. Pustosh-Bor and P.O. No. 14 Ivanovo. The bondholder will pay under the telecommunication services agreement at rates existing at the moment of the said service provision.

Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:

- claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
- severance pays and remuneration of persons working on labor contracts (contractual employment), and author's fees are settled on the second place;
- claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
- debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
- settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The rights on the Company's registered non-certificated bonds are to be exercised in relation to the persons registered in the bondholder register system.

Procedure and terms for redemption of the securities of the issue:

A bondholder sends an application for redemption to the Issuer on July 01, 2007, the earliest.

The Issuer redeems the bonds by payment of the bond nominal value and fixed yield in the amount of 0.1 % of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are to be made in the order of applications receipt.

Periodicity of settlements with bondholder - in a lump sum.

Form of payment: cash, cashless.

Payments are to be made:

- by cash from the company's cash-box;
- by a bank transfer to the settlement account with a bank.

Redemption period for the bonds of the issue:

Commencement: From the moment of call for redemption presented to the Issuer by the bondholder within the period from July 01, 2007, up to August 31, 2007.

End: Payments are to be made within 30 days as from the date of the bondholder's application for redemption submission to the Issuer.

Early redemption option is not envisaged.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to:

- Receipt of the bond nominal value from the Issuer by its redemption;
- Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption;

A bondholder is entitled to access to the telephone network from one subscriber number, provided technical capability is available, at m. Pustosh-Bor and P.O. No. 14 Ivanovo. The bondholder will pay under the telecommunication services agreement at rates existing at the moment of the said service provision.

Procedure for determining technical capability to provide access to the telephone network and entering into the telecommunication services agreement.

Availability of technical capability to provide access to the telephone network is determined within ten days as from submission of the bondholder's written request at the following addresses:

- No. 1 - 159 Lezhnevskaya str.;
- No. 2 - 13 Lenina pr.;
- No. 4 - 102 Kukonkovykh str.;
- No. 16 - 3 B. Khmelnitskogo str.;
- No. 25 - 11 Ermaka str.;
- No. 43 - 6 Svetlaya str..

Technical capability to provide access to the telephone network is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in m. Pustosh-Bor or P.O. No. 14 Ivanovo (for individuals);
- a document to confirm title (other property right) or the right of lease to real estate in m. Pustosh-Bor or P.O. No. 14 (for legal entities);
- holder's application for access to the telephone network;
- an extract from the rights to securities records to confirm that bonds of this issue are available on the applicant's account;
- certificate on technical capability to provide access to the telephone network.

Access to the telephone network is to be provided within eighteen months as from the date of the telecommunication services agreement.

Bondholders may submit a request as to availability of technical capability to provide access to the telephone network, and redeem the bonds at the following addresses:

- No. 1 - 159 Lezhnevskaya str.;
- No. 2 - 13 Lenina pr.;
- No. 4 - 102 Kukonkovykh str.;
- No. 16 - 3 B. Khmelnitskogo str.;
- No. 25 - 11 Ermaka str.;
- No. 43 - 6 Svetlaya str..

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(11) Type, series (class), form and other identifiers of securities:

Type of securities: ***bonds***

Series: ***4-I***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-17-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***68***

Nominal value of each security: ***RUR 4,000***

Amount of securities of the issue in terms of nominal value: ***RUR 272,000***

Rights attached to every security of the issue:

Each bond entitles to:

- Receipt of the bond nominal value from the Company by its redemption;
- Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption;
- Access to the telephone network from one subscriber number, provided technical capability is available, at localities of Ivanovo Region: Kolyanovo village, or Zhukovo village, or Ignatovo-2 cottage township. The bondholder will pay under the telecommunication services agreement at rates existing at the moment of the said service provision.

Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:

- claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
- severance pays and remuneration of persons working on labor contracts (contractual employment), and author's fees are settled on the second place;
- claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
- debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
- settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The rights on the Company's registered non-certificated bonds are to be exercised in relation to the persons registered in the system.

Procedure and terms for redemption of the securities of the issue:

A bondholder sends an application for redemption to the Company on July 01, 2007, the earliest, at the following addresses:

- No. 1 - 159 Lezhnevskaya str.;
- No. 2 - 13 Lenina pr.;
- No. 4 - 102 Kukonkovykh str.;
- No. 16 - 3 B. Khmelnitskogo str.;
- No. 25 - 11 Ermaka str.;
- No. 43 - 6 Svetlaya str..

The Company redeems the bonds by payment of the bond nominal value and fixed yield in the amount of 0.1 % of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are to be made in the order of priority within 30 days as from the date of the bondholder's application for redemption submission to the Company.

Periodicity of settlements with bondholder - in a lump sum.

Form of payment: cash, cashless.

Payments are to be made:

- by cash from the company's cash-box at the addresses specified above;
- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Redemption period for the bonds of the issue:

Commencement: August 01, 2007

End: September 30, 2007

Early redemption option is not envisaged.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to:

- Receipt of the bond nominal value from the Company by its redemption;
- Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption;

Every bond entitles to access to the telephone network from one subscriber number, provided technical capability is available, at localities of Ivanovo Region: Kolyanovo village, or Zhukovo village, or Ignatovo-2 cottage township.

Availability of technical capability to provide access to the telephone network is determined within ten days as from submission of the bondholder's written request at the following addresses:

- No. 1 - 159 Lezhnevskaya str.;
- No. 2 - 13 Lenina pr.;
- No. 4 - 102 Kukonkovykh str.;
- No. 16 - 3 B. Khmelnitskogo str.;
- No. 25 - 11 Ermaka str.;
- No. 43 - 6 Svetlaya str..

Technical capability to provide access to the telephone network is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in localities of Ivanovo Region: Kolyanovo village, or Zhukovo village, or Ignatovo-2 cottage township (for individuals); a document to confirm title (other property right) or the right of lease to real estate in localities of Ivanovo Region: Kolyanovo village, or Zhukovo village, or Ignatovo-2 cottage township (for legal entities);
- holder's application for access to the telephone network;
- an extract from the rights to securities records to confirm that bonds of this issue are available on the applicant's account;
- certificate on technical capability to provide access to the telephone network.

Access to the telephone network is to be provided within eighteen months as from the date of the telecommunication services agreement.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(12) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***04***

Type: ***interest-bearing***

Form: ***certificated bearer bonds***

State registration number of the securities issue: ***4-19-00194-A***

Date of state registration of the securities issue: ***29.06.2004***

Date of state registration of the securities issue report: ***12.10.2004***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Service for Financial Markets of Russia***

Number of securities of the issue placed: ***5,622,595***

Nominal value of each security of the issue: ***RUR 1,000***

Amount of securities of the issue in terms of nominal value: ***RUR 5,622,595,000***

Rights attached to every security of the issue:

Bonds represent direct unconditional obligations of "Central Telecommunication Company" Open Joint Stock Company (hereinafter "the Issuer").

1.A bondholder is entitled to receipt of the bond nominal value in time specified by the Bond.

2. A bondholder is entitled to receipt of coupon yield (percent of the bond nominal value) upon expiration of each coupon period.

3. In case of the Issuer's failure to perform its obligations on the Bonds or improper performance of the relevant obligations (including default, technical default), security in the form of surety is envisaged. The surety undertakes to be responsible to Bondholders for the Issuer's performance on the Bonds on payment of the Bonds nominal value by their redemption, which makes RUR 7,000,000,000 (Seven billion), and on payment of aggregate coupon yield on the Bonds.

A bondholder is entitled to raise a claim against the surety in accordance with the security terms specified in the Resolution on securities issue.

Person that provided security on this bond issue is Telecom-Terminal Limited Liability Company:

Location: 13 Lenina str., Ivanovo, Russian Federation, 153000

Postal address: 13 Lenina str., Ivanovo, Russian Federation, 153000

With transfer of rights to the Bond, all the rights arising from the surety are transferred to a new holder (transferee). Transfer of the rights arising from the surety without transfer of the rights to the Bond is invalid.

4. A bondholder is entitled to return of investments in case the Bonds are held invalid.

5. On the top of the rights listed, the bondholder is entitled to exercise other property rights stipulated by the acting laws of the Russian Federation.

Indication of mandatory centralized custody:

Securities of the issue are certificated securities with mandatory centralized custody.

Depositary's full trade name: *National Depositary Center Non-commercial Partnership*

Abbreviated trade name: *NDC*

Location: *12 Zhitnaya str., Moscow, Russian Federation, 117049*

License Number: *177-03431-000100*

License issued on: *4.12.2000*

License validity term: *unlimited validity*

License issuing authority: *Federal Securities Commission of Russia*

Procedure and terms for redemption of the securities of the issue:

The Bonds are to be redeemed in Rubles of the Russian Federation on a cashless basis.

The Bonds are redeemed by paying agent on instructions and at the expense of the Issuer.

Functions of the paying agent for the Bonds redemption are fulfilled by ROSBANK Joint Stock Commercial Bank (Open Joint Stock Company) (hereinafter the "Paying Agent") with the registered office at: 11 Mashi Poryvayevoi str., Moscow, 107078, and actual address at: 11 Mashi Poryvayevoi str., Moscow, 107078.

The Issuer may appoint additional and other paying agents and revoke such appointments. Official notice of the Issuer of the said actions is published by the Issuer in the procedure and in time specified in clause 11 of the Resolution on securities issue and sub-clause 2.9 of the Prospectus.

The Bonds are redeemed at nominal value on the 1830th (One thousand eight hundred thirtieth) day as from commencement of the Bonds placement.

If the Bonds maturity date falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.

The Bonds are redeemed in the currency of the Russian Federation on a cashless basis for the benefit of the bondholders. It is presumed that nominee names – depositors of the NDC are authorized to receive redemption amounts on the Bonds.

The Bonds are redeemed for the benefit of the bondholders who are the same as of the end of the NDC's transaction day preceding the 7th (Seventh) business day before the date of the Bonds maturity (hereinafter the "Date of Making List of Bondholders and/or Nominee Names").

The Issuer performs obligations on the Bonds redemption based on the list of bondholders and/or nominee names provided by NDC (hereinafter the "List of Bondholders and/or Nominee Names").

A NDC's depositor who is not authorized by its customers to receive redemption amounts on the Bonds submits the list of bondholders to NDC not later than on the 6th (Sixth) business day before the maturity date, which list must include all the details specified below for the List of Bondholders and/or Nominee Names.

If there are non-residents and/or individuals among the bondholders who have authorized the nominee name to receive redemption amounts on the Bonds, then the nominee name must specify the following information in the list of bondholders in relation to such persons:

- full name/last name, patronymic and first name of the Bondholder;
- number of the Bonds owned;
- full name of the person authorized to receive redemption amounts on the Bonds;
- bondholder's location (or registration for individuals) and postal address, including postcode;
- bank details for account of the person authorized to receive redemption amounts on the Bonds;
- bondholder's tax identification code (TIC);
- bondholder's tax status.

If the bondholder is a non-resident legal entity:

- individual identification number (IIN) - if any.

If the bondholder is an individual:

- type, number, date and place of issue of the identity document of the bondholder, and name of the issuing authority;
- number of the state pension security certificate of the bondholder (if any);
- TIC of the bondholder (if any);
- date, month and year of birth of the bondholder.

Performance of the obligations in relation to the bondholder included in the List of Bondholders and/or Nominee Names is deemed proper, among other cases, in case of the Bonds disposal after the Date of Making List of Bondholders and/or Nominee Names.

If the bondholder's rights to the Bonds are accounted by a nominee name, and the nominee name is authorized to receive redemption amounts on the Bonds, then the person authorized to receive redemption amounts on the Bonds is understood as the nominee name.

If the bondholder's rights to the Bonds are not accounted by a nominee name, or the nominee name is not authorized by the holder to receive redemption amounts on the Bonds, then the person authorized to receive redemption amounts on the Bonds is understood as the bondholder.

Not later than on the 4th (Fourth) business day before the Bonds maturity date, NDC furnishes the Issuer and the Paying Agent with the List of Bondholders and/or Nominee Names made as of the Date of Making List of Bondholders and/or Nominee Names, including the following data:
a) full name of the person authorized to receive redemption amounts on the Bonds.
b) number of the Bonds accounted on the securities accounts of the holder or interdepositary account of the Bonds nominee name authorized to receive redemption amounts on the Bonds;
c) location and postal address of the person authorized to receive redemption amounts on the Bonds;
d) bank details for account of the person authorized to receive redemption amounts on the Bonds, namely:
- account number;
- name of the bank where the account is opened;
- correspondent account of the bank where the account is opened;
- bank identification code and TIC of the bank where the account is opened.
e) taxpayer identification code (TIC) of the person authorized to receive redemption amounts on the Bonds;
f) indication of tax status of the bondholder and the person authorized to receive redemption amounts on the Bonds.

Bondholders, their authorized persons, including depositors of NDC, are obliged to submit necessary data to NDC in a timely manner, and ensure that the data provided to NDC are complete and up-to-date, as well as bear all the risks of failure to submit / untimely submission of such data.

If the said data are submitted to NDC untimely or incomplete, the Issuer is not responsible for untimely or improper performance of obligations on the Bonds redemption. Risk of loss in case of untimely or incomplete submission of the said data is borne by the bondholder.

In case of failure to submit (untimely submission of) the information to NDC, which information is necessary for the Issuer's performance of the obligations on the Bonds, such obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of NDC, and the Issuer's obligations are deemed performed completely and properly. If the bank details and other information necessary for the Issuer's performance of the obligations on the Bonds submitted by the holder or nominee name or available with the Depositary does not allow the Paying Agent to transfer money in a timely manner, such a delay may not be deemed as late performance on the Bonds, and the bondholder is not entitled to require accrual of interest or any other compensation for such delay in payment. In cases provided for by the agreement with NDC, the Issuer is entitled to require confirmation of such data with the data on accounting of rights to the Bonds.

Based on the List of Bondholders and/or Nominee Names submitted by NDC, the Paying Agent calculates the amounts of money payable to every person authorized to receive redemption amounts on the Bonds.

Not later than on the 3rd (Third) business day before the Bonds maturity, the Issuer transfers the required money to the Paying Agent's account.

On the Bonds maturity date, the Paying Agent transfers the required money to accounts of the persons authorized to receive redemption amounts on the Bonds for the benefit of the bondholders.

If one person is authorized to receive redemption amounts on the Bonds by several bondholders, then the total amount is transferred to such person without breakdown by amounts payable to each bondholder.

Redemption period for the bonds of the issue:

Commencement of redemption: Bonds redemption begins on the 1830th (One thousand eight hundred thirtieth) day as from the date of the Bonds placement commencement.

End of redemption: end of the Bonds redemption is the date of commencement of Bonds redemption.

Form of bonds redemption:

The Bonds of the issue are redeemed in cash in the currency of the Russian Federation on a cashless basis. Bondholders may not choose the form of the Bonds redemption.

Procedure for determining yield payable on each bond

Coupon (interest) period		Amount of coupon (interest) yield
Commencement date	End date	

Coupon 1: Rate of interest on the first coupon is fixed through an auction to determine rate of interest per annum on the first coupon as of the date of the Bonds placement commencement.

On the date of the Bonds placement commencement, the Moscow Interbank Currency Exchange carries out an auction to determine rate of interest on the first coupon among potential buyers of the Bonds. On the day of the auction, the Section Members submit bids, settlement code T0, through the trading and clearing systems of the Moscow Interbank Currency Exchange in accordance with the Trading Rules of the Securities Section of the Moscow Interbank Currency Exchange and other regulatory documents of the Moscow Interbank Currency Exchange both at their own expense, and at the expense and upon instructions of customers. Time and procedure for submission of bids for the auction to determine rate of interest on the first coupon are specified by the Moscow Interbank Currency Exchange upon agreement with the Issuer and/or the Underwriter. Bids are sent by the Section Members to the Underwriter's address.

Each bid specifies annual rate of interest on the first coupon, at which the bidder is prepared to buy the Bonds in case of their placement at the price equal to 100 (One hundred) percent of the Bonds nominal value, as well as relevant number of the Bonds, which the bidder would like to buy, if the Issuer fixes rate of interest on the first coupon equal or higher than that specified in the bid. The rate of interest, at which the bidder is prepared to buy the Bonds, must be expressed in percent per annum to within 0.01 percent.

By the auction beginning, the Section Members reserve money on their trading accounts with the Settlement Chamber of the Moscow Interbank Currency Exchange in the amount sufficient for full payment for the Bonds specified in the bids taking into account commissions of the Moscow Interbank Currency Exchange.

Bids that do not meet the above requirements are not admitted to the auction to determine rate of interest on the first coupon of the Bonds.

Upon expiration of the period for bids submission for the auction to determine rate of interest on the first coupon, the Securities Market Section Members may not revoke their bids submitted.

Upon expiration of the period for bids submission, the Moscow Interbank Currency Exchange makes a single consolidated register of all the bids submitted to the Underwriter and not revoked by the Section Members as of the deadline for the bids submission (hereinafter the "Consolidated Bid Register") and gives it to the Issuer and/or Underwriter.

The Consolidated Bid Register contains terms of every bid – purchase price, number of securities, date and time of the bid receipt, as well as name of the Section Member who submitted the bid. The Consolidated Bid Register/Bid Receipt Sheet is approved by financial consultant on the securities market.

The Issuer's sole executive body, based on the total amount of bids submitted and rates of interest on the first coupon specified therein, makes a decision on the amount of rate of interest on the first coupon. The Issuer communicates the decision made to the Moscow Interbank Currency Exchange in writing not later than 30 minutes prior to sending information to the information agency. Upon the Issuer's informing the information agency about the amount of rate of interest on the first coupon, the Issuer informs the Underwriter about the rate of interest on the first coupon. The Underwriter informs the Section Members about the rate of interest on the first coupon fixed by the Issuer through the trading system of the Moscow Interbank Currency Exchange by sending electronic messages to all the Section Members.

Information about the rate of interest on the first coupon is disclosed in time and procedure provided for by clause 11 of the Resolution on securities issue and sub-clause 2.9 of the Prospectus.

Date of the first coupon period commencement is the date of the Bonds placement commencement.	Date of the first coupon period end is the date of the second coupon period commencement, which falls on the 183rd day after the date of the Bonds placement commencement.	Amount of payments on the first coupon per Bond is calculated by the following formula: CY= C1 * N * (T1 - T0)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C1 - rate of interest on the first coupon in percent per annum; T0- Bonds first coupon period commencement date; T1 - First coupon period end date.

		The amount of payment on the first coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 2: Interest rate on the second coupon is equal to that of the first coupon.

Date of the second coupon period commencement is the 183rd day after the date of the Bonds placement commencement.	Date of the second coupon period end is the date of the third coupon period commencement, which falls on the 366th day after the date of the Bonds placement commencement.	Amount of payments on the second coupon per Bond is calculated by the following formula: CY= C2 * N * (T2 - T1)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C2 - rate of interest on the second coupon in percent per annum; T1- Bonds second coupon period commencement date; T2 - Second coupon period end date. The amount of payment on the second coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 3: Interest rate on the third coupon is equal to that of the first coupon.

Date of the third coupon period commencement is the 366th day after the date of the Bonds placement commencement.	Date of the third coupon period end is the date of the fourth coupon period commencement, which falls on the 549th day after the date of the Bonds placement commencement.	Amount of payments on the third coupon per Bond is calculated by the following formula: CY= C3 * N * (T3 - T2)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C3 - rate of interest on the third coupon in percent per annum; T2- Bonds third coupon period commencement date; T3 - Third coupon period end date. The amount of payment on the third coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 4: Interest rate on the fourth coupon is equal to that of the first coupon.

Date of the fourth coupon period commencement is the 549th day after the date of the Bonds placement commencement.	Date of the fourth coupon period end is the date of the fifth coupon period commencement, which falls on the 732nd day after the date of the Bonds placement commencement.	Amount of payments on the fourth coupon per Bond is calculated by the following formula: CY= C4 * N * (T4 - T3)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C4 - rate of interest on the fourth coupon in percent per annum; T3- Bonds fourth coupon period commencement date; T4 - Fourth coupon period end date. The amount of payment on the fourth coupon per Bond is calculated to one kopek (with rounding according to

		mathematical rounding rules.... The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 5: Interest rate on the fifth coupon is equal to that of the first coupon.

Date of the fifth coupon period commencement is the 732nd day after the date of the Bonds placement commencement.	Date of the fifth coupon period end the date of the sixth coupon period commencement, which falls on the 915th day after the date of the Bonds placement commencement.	Amount of payments on the fifth coupon per Bond is calculated by the following formula: CY= C5 * N * (T5 - T4)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C5 - rate of interest on the fifth coupon in percent per annum; T4- Bonds fifth coupon period commencement date; T5 - Fifth coupon period end date. The amount of payment on the fifth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 6: Interest rate on the sixth coupon is equal to that of the first coupon.

Date of the sixth coupon period commencement is the 915th day after the date of the Bonds placement commencement.	Date of the sixth coupon period end the date of the seventh coupon period commencement, which falls on the 1098th day after the date of the Bonds placement commencement.	Amount of payments on the sixth coupon per Bond is calculated by the following formula: CY= C6 * N * (T6 - T5)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C6 - rate of interest on the sixth coupon in percent per annum; T5- Bonds sixth coupon period commencement date; T6 - Sixth coupon period end date. The amount of payment on the sixth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 7: Interest rate on the seventh coupon is equal to that of the first coupon.

Date of the seventh coupon period commencement is the 1098th day after the date of the Bonds placement commencement.	Date of the seventh coupon period end the date of the eighth coupon period commencement, which falls on the 1281st day after the date of the Bonds placement commencement.	Amount of payments on the seventh coupon per Bond is calculated by the following formula: CY= C7 * N * (T7 – T6)/ 365/ 100 %, where CY – the amount of coupon yield on each Bond; N – nominal value of a Bond; C7 - rate of interest on the seventh coupon in percent per annum; T6- Bonds seventh coupon period commencement date; T7 - Seventh coupon period end date. The amount of payment on the seventh coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one

		equals to 5 to 9).

Coupon 8: Interest rate on the eighth coupon is equal to that of the first coupon.

Date of the eighth coupon period commencement is the 1281st after the date of the Bonds placement commencement.	Date of the eighth coupon period end the date of the ninth coupon period commencement, which falls on the 1464th day after the date of the Bonds placement commencement.	Amount of payments on the eighth coupon per Bond is calculated by the following formula: CY= C8 * N * (T8 – T7)/ 365/ 100 %, where CY – the amount of coupon yield on each Bond; N – nominal value of a Bond; C8 - rate of interest on the eighth coupon in percent per annum; T7- Bonds eighth coupon period commencement date; T8 - Eighth coupon period end date. The amount of payment on the eighth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 9: Interest rate on the ninth coupon is equal to that of the first coupon.

Date of the ninth coupon period commencement is the 1464th day after the date of the Bonds placement commencement.	Date of the ninth coupon period end the date of the tenth coupon period commencement, which falls on the 1647th day after the date of the Bonds placement commencement.	Amount of payments on the ninth coupon per Bond is calculated by the following formula: CY= C9 * N * (T9 – T8)/ 365/ 100 %, where CY – the amount of coupon yield on each Bond; N – nominal value of a Bond; C9 - rate of interest on the ninth coupon in percent per annum; T8- Bonds ninth coupon period commencement date; T9 - Ninth coupon period end date. The amount of payment on the ninth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 10: Interest rate on the tenth coupon is equal to that of the first coupon.

Date of the tenth coupon period commencement is the 1647th day after the date of the Bonds placement commencement.	Date of the tenth coupon period end is the Bonds maturity date, which falls on the 1830th day after the date of the Bonds placement commencement.	Amount of payments on the tenth coupon per Bond is calculated by the following formula: CY= C10 * N * (T10 – T9)/ 365/ 100 %, where CY – the amount of coupon yield on each Bond; N – nominal value of a Bond; C10 - rate of interest on the tenth coupon in percent per annum; T9- Bonds tenth coupon period commencement date; T10 - Tenth coupon period end date. The amount of payment on the tenth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Amount of interest (coupon) yield payable on each bond:

The Order of General Director of "CenterTelecom" OJSC No. 372 dated August 17, 2004, approved ***the amount on yield on the first coupon payable per Bond, which makes 13.80% per annum or 69 Rubles 19 kopeks.***

In accordance with the Resolution on securities issue and the Prospectus, ***interest rates on the second – tenth coupons are fixed equal to the rate on the first coupon.***

Procedure and time for interest (coupon) yield payment on bonds, including time of payment on every coupon:

Coupon (interest) period		Time (date) of coupon (interest) yield payment	Date of making the bondholders list for the purpose of coupon (income) yield payment
Commencement date	End date		

Coupon 1: Interest rate on the first coupon is fixed through an auction to determine the first coupon interest rate per annum as of the date of the Bonds placement commencement.

Date of the first coupon period of the issue commencement is the date of Bonds placement commencement.	Date of the first coupon period end is the date of the second coupon period commencement, which falls on the 183rd day after the date of Bonds placement commencement.	Coupon yield on the first coupon is paid on the 183rd day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds (hereinafter the "Date of Making List of Bondholders and/or Nominee Names").

Procedure for payment of coupon (interest) yield:

Coupon yield on the Bonds is paid by the Paying Agent on the instructions and at the expense of the Issuer.

Coupon yield on the Bonds is paid in the currency of the Russian Federation on a cashless basis for the benefit of the bondholders. It is presumed that nominee names – depositors of NDC are authorized to receive coupon yield amounts on the Bonds.

Bondholders, their authorized persons, including depositors of NDC, ensure that the data provided to NDC are complete and up-to-date, and bear all the risks of failure to submit / untimely submission of such data. In case of failure to submit (untimely submission of) information to NDC, which information is necessary for the Issuer's performance of the obligations on the Bonds, such obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of NDC, and the Issuer's obligations are deemed performed completely and properly. If the bank details and other information necessary for the Issuer's performance of the obligations on the Bonds submitted by the bondholder or nominee name or available with the Depositary does not allow the Paying Agent to transfer money in a timely manner, such a delay may not be deemed as late performance on the Bonds, and the Bondholder is not entitled to require accrual of interest or any other compensation for such delay in payment. In cases provided for by the agreement with NDC, the Issuer is entitled to require confirmation of such data with the data on accounting of rights to the Bonds.

Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds (hereinafter the "Date of Making List of Bondholders and/or Nominee Names").

The Issuer performs its obligations on payment of coupon yield on the Bonds based on the list of bondholders and/or nominee names made by NDC (hereinafter the "List of Bondholders and/or Nominee Names").

A depositor of NDC not authorized by its customers to receive coupon yield amounts on the Bonds submits the list of Bondholders to NDC not later than on the 6th (Sixth) business day before the date of coupon yield payment on the Bonds, which list must include all the details specified below for the List of Bondholders and/or Nominee Names.

If there are non-residents and/or individuals among the holders who have authorized the nominee name to receive coupon yield amounts on the Bonds, then the nominee name must specify the following information in the list of bondholders in relation to such persons:

- full name/last name, patronymic and first name of the bondholder;
- number of the Bonds owned;
- full name of the person authorized to receive coupon yield amounts on the Bonds;

- bondholder's location (or registration for individuals) and postal address, including postcode; - bank details for account of the person authorized to receive coupon yield amounts on the Bonds; - bondholder's tax identification code (TIC); - bondholder's tax status. If the bondholder is a non-resident legal entity: - individual identification number (IIN) - if any. If the bondholder is an individual: - type, number, date and place of issue of the identity document of the bondholder, and name of the issuing authority; - number of the state pension security certificate of the bondholder (if any); - TIC of the bondholder (if any); - date, month and year of birth of the bondholder. Performance of the obligations in relation to the Bondholder included in the List of Bondholders and/or Nominee Names is deemed proper, among other cases, in case of the Bonds disposal after the Date of Making List of Bondholders and/or Nominee Names. If the bondholders' rights to the Bonds are accounted by a nominee name, and the nominee name is authorized to receive coupon yield amounts on the Bonds, then the person authorized to receive coupon yield amounts on the Bonds is understood as the nominee name. If the bondholders' rights to the Bonds are not accounted by a nominee name, or the nominee name is not authorized by the bondholder to receive coupon yield amounts on the Bonds, then the person authorized to receive coupon yield amounts on the Bonds is understood as the bondholder. Not later than on the 4th (Fourth) business day before the date of coupon yield payment on the Bonds, the Depositary furnishes the Issuer and the Paying Agent with the List of Bondholders and/or Nominee Names made as of the Date of Making List of Bondholders and/or Nominee Names, which List includes the following data: a) full name of the person authorized to receive coupon yield amounts on the Bonds; b) number of Bonds accounted on the securities account of the bondholder or on the interdepositary account of the nominee name authorized to receive coupon yield amounts on the Bonds; c) location and postal address of the person authorized to receive coupon yield amounts on the Bonds; d) bank details for the account of the person authorized to receive coupon yield amounts on the Bonds, namely: - account number; - name of the bank where the account is opened; - correspondent account of the bank where the account is opened; - bank identification code and TIC of the bank where the account is opened; e) taxpayer identification code (TIC) of the person authorized to receive coupon yield amounts on the Bonds; f) indication of the tax status of the bondholder and the person authorized to receive coupon yield amounts on the Bonds. If the said data are submitted to NDC untimely or incomplete by the bondholder, the Issuer is not responsible for untimely and/or improper performance of obligations to pay coupon yield on the Bonds. Risk of loss in case of untimely and/or incomplete submission of the said data is borne by the bondholder. In case of failure to submit (untimely submission of) the information to NDC, which information is necessary for the Issuer's performance of the obligations on the Bonds, such obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of NDC. Based on the List of Bondholders and/or Nominee Names submitted by the Depositary, the Paying Agent calculates the amounts of money payable to every person authorized to receive coupon yield amounts on the Bonds. Not later than on the 3rd (Third) business day before the date of coupon yield payment on the Bonds, the Issuer transfers the required money to the Paying Agent's account. On the date of coupon yield payment on the Bonds, the Paying Agent transfers the required money to accounts of the persons authorized to receive coupon yield amounts on the Bonds for the benefit of the bondholders. If one person is authorized to receive coupon yield amounts on the Bonds by several bondholders, then the total amount is transferred to such person without breakdown by amounts payable to each bondholder.

Coupon 2: Interest rate on the second coupon is equal to that of the first coupon.

Date of the second coupon period commencement is the 183rd day after the date of Bonds placement commencement.	Date of the second coupon period end is the date of the third coupon period commencement, which falls on the 366th day after the date of Bonds placement commencement.	Coupon yield on the second coupon is paid on the 366th day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.

		bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	
Procedure for coupon yield payment on the second coupon is similar to that for the first coupon.			

Coupon 3: Interest rate on the third coupon is equal to that of the first coupon.

Date of the third coupon period commencement is the 366th day after the date of Bonds placement commencement.	Date of the third coupon period end is the date of the fourth coupon period commencement, which falls on the 549th day after the date of Bonds placement commencement.	Coupon yield on the third coupon is paid on the 549th day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the third coupon is similar to that for the first coupon.			

Coupon 4: Interest rate on the fourth coupon is equal to that of the first coupon.

Date of fourth coupon period commencement is the 549th day after the date of Bonds placement commencement.	Date of the fourth coupon period end is the date of the fifth coupon period commencement, which falls on the 732nd day after the date of Bonds placement commencement.	Coupon yield on the fourth coupon is paid on the 732nd day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the fourth coupon is similar to that for the first coupon.			

Coupon 5: Interest rate on the fifth coupon is equal to that of the first coupon.

Date of the fifth coupon period commencement is the 732nd day after the date of Bonds placement commencement.	Date of the fifth coupon period end is the date of the sixth coupon period commencement, which falls on the 915th day after the date of Bonds placement commencement.	Coupon yield on the fifth coupon is paid on the 915th day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.

		any other compensation for such a delay in payment.	
Procedure for coupon yield payment on the fifth coupon is similar to that for the first coupon.			

Coupon 6: Interest rate on the sixth coupon is equal to that of the first coupon.

Date of the sixth coupon period commencement is the 915th day after the date of Bonds placement commencement.	Date of the sixth coupon period end is the date of the seventh coupon period commencement, which falls on the 1098th day after the date of Bonds placement commencement.	Coupon yield on the sixth coupon is paid on the 1098th day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the sixth coupon is similar to that for the first coupon.			

Coupon 7: Interest rate on the seventh coupon is equal to that of the first coupon.

Date of the seventh coupon period commencement is the 1098th day after the date of Bonds placement commencement.	Date of the seventh coupon period end is the date of the eighth coupon period commencement, which falls on the 1281st day after the date of Bonds placement commencement.	Coupon yield on the seventh coupon is paid on the 1281st day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the seventh coupon is similar to that for the first coupon.			

Coupon 8: Interest rate on the eighth coupon is equal to that of the first coupon.

Date of the eighth coupon period commencement is the 1281st day after the date of Bonds placement commencement.	Date of the eighth coupon period end is the date of the ninth coupon period commencement, which falls on the 1464th day after the date of Bonds placement commencement.	Coupon yield on the eighth coupon is paid on the 1464th day after the date of Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the eighth coupon is similar to that for the first coupon.			

Coupon 9: Interest rate on the ninth coupon is equal to that of the first coupon.

Date of the ninth coupon period commencement is the 1464th day after the date of Bonds placement commencement.	Date of the ninth coupon period end is the date of the tenth coupon period commencement, which falls on the 1647th day after the date of Bonds placement commencement.	Coupon yield on the ninth coupon is paid on the 1647th day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the ninth coupon is similar to that for the first coupon.			

Coupon 10: Interest rate on the tenth coupon is equal to that of the first coupon.

Date of the tenth coupon period commencement is the 1647th day after the date of Bonds placement commencement.	Date of the tenth coupon period end is the Bonds maturity date, which falls on the 1830th day after the date of Bonds placement commencement.	Coupon yield on the tenth coupon is paid on the 1830th day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the tenth coupon is similar to that for the first coupon.			

Date of making the list of bondholders for the purpose of obligations performance thereon (payment of interest (coupon) yield, redemption): the Issuer performs obligations on the Bonds for the benefit of the bondholders registered as such as of the end of NDC's transaction day preceding the 7th (Seventh) business day before the date of coupon yield payment on the Bonds.

Performance of the obligations in relation to the Bondholder included in the List of Bondholders is deemed proper, among other cases, in case of the Bonds disposal after the Date of Making List of Bondholders.

In case of failure to submit (untimely submission of) the information to NDC, which information is necessary for the Issuer's performance of the obligations on the Bonds, such obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of NDC.

The Issuer pays coupon (interest) yield on the Bonds and redeems the Bonds through the Paying Agent.

Full trade name: ROSBANK Joint Stock Commercial Bank (Open Joint Stock Company)
Abbreviated name: AKB ROSBANK OJSC
Location and postal address: 11 Mashi Poryvayevoi str., Moscow, 107078

Type of security on the bonds of the issue: surety.

(13) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***05***

Type: ***interest-bearing***

Form: ***certificated bearer bonds***

State registration number of the securities issue: ***4-20-00194-A***

Date of state registration of the securities issue: ***15.06.2006***

Date of state registration of the securities issue report: ***17.10.2006***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Service for Financial Markets of Russia***

Number of securities placed: ***3,000,000***

Nominal value of each security: ***RUR 1,000***

Amount of securities of the issue in terms of nominal value: ***RUR 3,000,000,000***

Rights attached to every security of the issue:

A bondholder is entitled to receipt of all parts of the Bond's nominal value in the procedure and time specified in clause 9 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.

A bondholder is entitled to receipt a percentage of the relevant part of the Bond's nominal value (coupon yield), procedure for determining amount of which is specified in sub-clause 9.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus, and the time of payment is specified in sub-clause 9.4 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.

A bondholder is entitled to receipt of unredeemed part of the nominal value in case of the Issuer's reorganization, liquidation or bankruptcy in the procedure provided for by the acting laws of the Russian Federation. Unredeemed part of the Bond's nominal value above and hereinafter is understood as the difference between the nominal value of the Bond of the issue and the part of the Bond's nominal value paid to the bondholders in accordance with the Resolution on securities issue and the Prospectus.

A bondholder is entitled to freely sell and otherwise dispose of the Bond. The bondholder who has bought the Bond under the initial placement is not entitled to trade on the Bond as from the moment of registration of the securities issue report in accordance with the acting laws of the Russian Federation.

All the Issuer's debts on the Bonds of this issue will be legally equal and equally binding on it in relation to all the bondholders.

In case of the Issuer's failure to perform obligations on payment of coupon yield and/or relevant part of the Bonds' nominal value (including default, technical default), bondholders and/or nominee names, provided the latter are duly authorized by the bondholders, are entitled to require the Issuer to pay coupon yield and/or relevant part of the Bonds' nominal value and interest in accordance with Article 811 of the Civil Code of the Russian Federation, as well as to go to the court (arbitration court). In case of the Issuer's failure to perform obligations on payment of coupon yield and/or relevant part of the Bonds' nominal value, the bondholders are also entitled to set a claim on payment of coupon yield and/or relevant part of the Bonds' nominal value against the person that provided security on the Bonds issue in the procedure provided for by clause 12 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus. The person that has provided security on this issue of the Bonds is CenterFinance Limited Liability Company:

Location: 22a Novotorzhskaya str., Tver, Russian Federation, 170100

Postal address: 22a Novotorzhskaya str., Tver, Russian Federation, 170100

Taxpayer identification code: 6950005689

Data about security of obligations on payment of coupon yield and/or relevant part of the Bonds' nominal value and procedure for action of bondholders and/or nominee names in case of the Issuer's refusal to perform its obligations on payment of coupon yield and/or relevant part of the Bonds' nominal value (including default, technical default) are described in sub-clause 9.7 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.

With the transfer of rights to the Bonds, the rights arising from the security provided are transferred to the new owner. Transfer of the rights arising from the security provided without

transfer of rights to the Bond is invalid.

A bondholder is entitled to return of invested funds, if the Bond issue is held invalid.

A bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation.

Indication of mandatory centralized custody:

The Bonds are subject to mandatory centralized custody.

Information about the depositary to carry out centralized custody of the securities placed:

Full and abbreviated trade name: National Depositary Center Non-commercial Partnership, NDC

Location: bld. 4, 1/13 Sredniy Kislovsky per., Moscow

License for Depositary Activities Number: 177-03431-000100

Issued on: 4.12.2000

Validity term: unlimited term license

Authority that issued the license of the professional securities market participant for depositary activities: Federal Securities Commission of Russia

All the Bonds of the issue are certificated by one certificate subject to mandatory centralized custody in National Depositary Center Non-commercial Partnership (hereinafter the "Depositary", "NDC").

Issue of individual certificates on the Bonds to the bondholders is not envisaged. The bondholders are not entitled to require issue of the certificate.

Accounting and certification of rights to the Bonds, accounting and certification of the Bonds transfer, including cases of the Bonds encumbrance with obligations, is to be carried out by the Depositary and depositaries that are depositors in relation to the Depositary (hereinafter jointly referred to as the "Depositaries").

Titles to the Bonds are certificated by statements on securities accounts to be issued by the Depositary and Depositaries to the bondholders.

Title to the Bonds will be transferred to a new bondholder upon making an incoming entry on the Bonds purchaser's securities account with the Depositary and Depositaries.

The Bonds are written off from securities accounts upon their redemption after the Issuer has performed all the obligations to the bondholders on payment yields and nominal value of the Bonds.

Certificate of the Bonds is redeemed after write-off of all the Bonds from the securities accounts.

Procedure for accounting and transfer of rights to certificated issue securities with mandatory centralized custody is governed by the Federal Law dated April 22, 1996, No. 39-FZ "About Securities Market", as well as regulatory legal acts of the federal executive authority on securities market and Depositaries' internal documents.

According to the Law "About Securities Market":

In case of custody of certificates of bearer certificated securities and/or accounting of rights to such securities with depositary, the right to a certificated bearer security shall be transferred to the purchaser upon making an incoming entry on the purchaser's securities account. Rights attached to an issue security shall transfer to their purchaser upon transfer of rights to such security.

In case of custody of certificates of certificated issue securities with depositaries, rights attached to such securities shall be exercised based on the certificates presented by such depositaries upon instruction specified in depositary agreements of holders with attachment of list of such holders. In such a case, the issuer shall ensure exercise of rights on bearer securities of a person specified in such a list.

In case of failure to submit data about new holder of such security to the Depositary of the Bonds issue or nominee name of the Bonds by the moment of making the List of Bondholders and/or Nominee Names to perform the Issuer's obligations on the Bonds, performance of the obligations in relation to the holder included in the List of Bondholders and/or Nominee Names shall be deemed proper. Responsibility for timely notification rests with the Bonds purchaser.

In accordance with the Provisions on Depositary Activities in the Russian Federation approved by the Decree of the Federal Securities Commission of Russia dated October 16, 1997, No. 36 (hereinafter the "Provisions"):

The Depositary is obliged to ensure custody of securities and (or) accounting of rights to the securities of every customer (depositor) separately from securities of other customers (depositors) of the depositary, particularly, by opening an individual securities account for every customer (depositor).

Entries made by the Depositary as to rights to securities certify the rights to the securities, unless otherwise specified by the court.

The depositary is obliged to perform transactions with securities of customer (depositors) only upon instructions of such customers (depositors) or persons authorized by them, including account trustees, in time specified in the depositary agreement. The depositary is obliged to make entries on a customer's (depositor's) securities account only against documents that form the basis for such entries in accordance with the Provisions and other regulatory legal acts and depositary agreement.

The following forms the basis for making entries on a customer's (depositor's) securities account:

· order of the customer (depositor) or its authorized person, including account trustee, that meets the requirements provided for in the depositary agreement;

· in case of transfer of rights to securities other than as a result of civil transactions, documents that confirm transfer of the rights to the securities in accordance with the acting laws and other regulatory legal acts.

The depositary is obliged to register encumbrances of customers' (depositors') securities with pledge, as well as other third party rights in the procedure provided for by the depositary agreement.

Rights to securities that are held in custody and (or) rights to which are accounted with the depositary are deemed transferred as from the moment of making a relevant entry on the customer's (depositor's) securities account by the Depositary. However, failure to make an entry on the securities account does not result in the interested party's losing an opportunity to prove its rights to the security by referring to other evidences.

In case of changes in the acting laws and/or regulatory legal acts of the federal executive authority on securities market, the procedure for accounting and transfer of rights to the Bonds will take into account changed requirements of the laws and/or regulatory legal acts of the federal executive authority on securities market.

Procedure and terms for redemption of the securities of the issue:

The Bonds are to be redeemed in currency of the Russian Federation on a cashless basis.

Choice of Bonds redemption form by bondholders is not envisaged.

Maturity dates of the Bonds of the issue:

The Bonds are redeemed consecutively in parts at the following maturity dates:

on the 1274th day after the placement commencement date, every Bond is redeemed in part in the amount of 10% of the nominal value;

on the 1456th day after the placement commencement date, every Bond is redeemed in part in the amount of 20% of the nominal value;

on the 1638th day after the placement commencement date, every Bond is redeemed in part in the amount of 30% of the nominal value;

on the 1820th day after the placement commencement date, every Bond is redeemed in part in the amount of 40% of the nominal value.

If the date of redemption of the Bonds nominal value part falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The Bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.

Dates of redemption commencement and end for each part of the Bonds nominal value are the same.

Relevant amounts in redemption of every part of the Bonds nominal value are paid by the Paying Agent upon instructions and at the expense of the Issuer (hereinafter the "Paying Agent").

It is assumed, that nominee names – depositors of the Depositary are authorized to receive redemption amounts of the relevant part of the Bonds nominal value.

Bondholders, their authorized persons, including depositors of NDC, ensure that the data provided are complete and up-to-date, as well as bear all the related risks.

The Issuer performs obligations on redemption of every part of the Bonds nominal value based on the list of bondholders and/or nominee names provided by NDC (hereinafter the "List of Bondholders and/or Nominee Names").

A NDC's depositor who is not authorized by its customers to receive redemption amounts on every part of the Bonds nominal value, submits the list of bondholders to NDC not later than on the 5th (Fifth) business day before the maturity date on every part of the Bonds nominal value, which list must include all the details specified below for the List of Bondholders and/or Nominee Names.

If there are non-residents and/or individuals among the holders who have authorized the nominee name to receive redemption amounts on the Bonds, then the nominee name must specify the following information in the list of bondholders in relation to such persons:

- full name/last name, patronymic and first name of the bondholder;
- number of the Bonds owned;
- full name of the person authorized to receive redemption amounts on the Bonds;
- bondholder's location (or registration for individuals) and postal address, including postcode;
- bank details for account of the person authorized to receive redemption amounts on the Bonds;
- bondholder's tax identification code (TIC);
- bondholder's tax status;

If the bondholder is a non-resident legal entity:

- individual identification number (IIN) - if any;

If the bondholder is an individual:

- type, number, date and place of issue of the identity document of the bondholder, and name of the issuing authority;
- number of the state pension security certificate of the bondholder (if any);
- TIC of the bondholder (if any);
- date, month and year of birth of the Bondholder.

Relevant part of the Bonds nominal value is redeemed for the benefit of the bondholders who are the same as of the end of the NDC's transaction day preceding the 6th (Sixth) business day before the maturity date of the relevant part of the Bonds nominal value (hereinafter the "Date of Making List of Bondholders and/or Nominee Names").

Redemption of the relevant part of the Bonds nominal value in relation to the bondholder included in the List of Bondholders and/or Nominee Names is deemed proper, among other cases, in case of the Bonds disposal after the Date of Making List of Bondholders and/or Nominee Names.

If the bondholder's rights to the Bonds are accounted by a nominee name, and the nominee name is authorized to receive redemption amounts on the Bonds, then the person authorized to receive redemption amounts on the Bonds is understood as the nominee name.

If the bondholders' rights to the Bonds are not accounted by a nominee name, or the nominee name is not authorized by the holder to receive redemption amounts on the Bonds, then the person authorized to receive redemption amounts on the Bonds is understood as the bondholder.

Not later than on the 3rd (Third) business day before the date of the relevant part of the Bonds nominal value redemption, NDC furnishes the Issuer and/or the Paying Agent with the List of Bondholders and/or Nominee Names, including the following data:

a) full name of the person authorized to receive redemption amounts on the Bonds.

b) number of the Bonds accounted on the securities accounts of the holder or interdepositary account of the Bonds nominee name authorized to receive redemption amounts on the Bonds;

c) location and postal address of the person authorized to receive redemption amounts on the Bonds;

d) bank details for account of the person authorized to receive redemption amounts on the Bonds, namely:

- account number;
- name of the bank where the account is opened;
- correspondent account of the bank where the account is opened;
- bank identification code of the bank where the account is opened.

e) taxpayer identification code (TIC) of the person authorized to receive redemption amounts on the Bonds;

f) indication of tax status of the bondholder and the person authorized to receive redemption amounts on the Bonds.

Bondholders, their authorized persons, including depositors of NDC, are obliged to submit necessary data to NDC in a timely manner, and ensure that the data provided to NDC are complete and up-to-date, as well as bear all the risks of failure to submit / untimely submission of such data.

In case of failure to submit (untimely submission of) the information to NDC, which information is necessary for the Issuer's performance of the obligations on the Bonds, such obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of NDC, and the Issuer's obligations are deemed performed completely and properly. If the bank details and other information necessary for the Issuer's performance of the obligations on the Bonds submitted by the holder or nominee name or available with the Depositary does not allow the Paying Agent to transfer money in a timely manner, such a delay may not be deemed as late performance on the Bonds, and the bondholder is not entitled to require accrual of interest or any other compensation for such delay in payment. In cases provided for by the agreement with NDC, the Issuer is entitled to require confirmation of such data with the data on accounting of rights to the Bonds.

Not later than at 11 (Eleven) am on the business day preceding the maturity date for the relevant part of the Bonds nominal value, the Issuer transfers the required money to the Paying Agent's account.

Based on the List of Bondholders and/or Nominee Names submitted by NDC, the Paying Agent calculates the amounts of money payable to every bondholder authorized to receive redemption amounts on every part of the Bonds nominal value.

On the maturity date for the relevant part of the Bonds nominal value, the Paying Agent transfers the required money to accounts of the persons authorized to receive redemption amounts on the relevant part of the Bonds nominal value specified in the List of Bondholders and/or Nominee Names.

If one person is authorized to receive redemption amounts on the relevant part of the Bonds nominal value by several bondholders, then the total amount is transferred to such person without breakdown by amounts payable to each bondholder.

Procedure for determining yield payable on each bond:

Coupon yield is accrued on unredeemed part of the nominal value:

– for the first to seventh coupon periods – unredeemed part of the nominal value makes 100 % of the nominal value;

– for the eighth coupon period – unredeemed part of the nominal value makes 90 % of the nominal value;

– for the ninth coupon period – unredeemed part of the nominal value makes 70 % of the nominal value;

– for the tenth coupon period – unredeemed part of the nominal value makes 40 % of the nominal value.

Coupon (interest) period		Amount of coupon (interest) yield
Commencement date	End date	
1. First coupon		
Date of the Bonds placement commencement	The 182nd (One hundred eighty second) day after the Bonds placement commencement.	Amount of coupon yield for every coupon is calculated by the following formula: Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%), where, j – coupon period sequence number, j=1, 2, ...9, 10; Kj - the amount of coupon yield on each Bond (RUR); Nom –unredeemed part of a Bond nominal value as of the date of the j-th coupon period commencement (RUR); Cj – rate of interest on the j-th coupon, percent per annum;

		T(j -1) - date of the j-th coupon period commencement; T(j) - date of the j-th coupon period end. The amount of coupon yield on every coupon is calculated to one kopek (the second decimal place is rounded according to mathematical rounding rules, namely: if the third decimal place is equal to or more than 5, the second decimal place is increased by one; if the third decimal place is below 5, the second decimal place is left unchanged). Rate of interest on the first coupon is determined through an Auction to be held on the date of the Bonds placement commencement in accordance with the procedure provided for by sub-clause 8.3 of the Resolution on issue and sub-clause 2.7. of the Prospectus.
2. Second coupon		
The 182nd (One hundred eighty second) day after the Bonds placement commencement.	The 364th (Three hundred sixty fourth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the second coupon is similar to that for the first coupon. Rate of interest on the second coupon is determined in accordance with the procedure set forth in sub-clause 9.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
3. Third coupon		
The 364th (Three hundred sixty fourth) day after the Bonds placement commencement.	The 546th (Five hundred forty sixth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the third coupon is similar to that for the first coupon. Rate of interest on the third coupon is determined in accordance with the procedure set forth in sub-clause 9.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
4. Fourth coupon		
The 546th (Five hundred forty sixth) day after the Bonds placement commencement.	The 728th (Seven hundred twenty eighth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the fourth coupon is similar to that for the first coupon. Rate of interest on the fourth coupon is determined in accordance with the procedure set forth in sub-clause 9.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
5. Fifth coupon		
The 728th (Seven hundred twenty eighth) day after the Bonds placement commencement.	The 910th (Nine hundred tenth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the fifth coupon is similar to that for the first coupon. Rate of interest on the fifth coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus..
6. Sixth coupon		
The 910th (Nine hundred tenth) day after the Bonds placement commencement.	The 1092nd (One thousand ninety second) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the sixth coupon is similar to that for the first coupon. Rate of interest on the sixth coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
7. Seventh coupon		
The 1092nd (One thousand ninety second) day after the Bonds placement commencement.	The 1274th (One thousand two hundred seventy fourth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the seventh coupon is similar to that for the first coupon. Rate of interest on the seventh coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
8. Eighth coupon		
The 1274th (One thousand	The 1456th (One thousand	Procedure for determining the amount of coupon yield on the

two hundred seventy fourth) day after the Bonds placement commencement.	four hundred fifty sixth) day after the Bonds placement commencement.	eighth coupon is similar to that for the first coupon. Rate of interest on the eighth coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
9. Ninth coupon		
The 1456th (One thousand four hundred fifty sixth) day after the Bonds placement commencement.	The 1638th (One thousand six hundred thirty eighth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the ninth coupon is similar to that for the first coupon. Rate of interest on the ninth coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
10. Tenth coupon		
The 1638th (One thousand six hundred thirty eighth) day after the Bonds placement commencement.	The 1820th (One thousand eight hundred twentieth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the tenth coupon is similar to that for the first coupon. Rate of interest on the tenth coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.

If the date of coupon yield payment on any of the ten Bond coupons falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.

On any day between the date of placement commencement and Bonds maturity date (date of the last part of the Bonds nominal value redemption) for this issue, the amount of accrued coupon yield (ACY) is calculated by the following formula:

ACY = Nom * Cj * (T - T(j-1))/(365*100%), where:

j – coupon period sequence number, j=1,2,...9, 10 ;

Nom – unredeemed part of one Bond nominal value as of the date of ACY calculation (RUR);

Cj – interest rate for the j-th coupon, percent per annum;

T – current date;

T(j-1) – the j-th coupon period commencement date.

ACY is calculated to one kopek (with rounding of the second decimal place according to mathematical rounding rules, namely: if the third decimal place equals to or exceeds 5, the second decimal place is increase by one; if the third decimal place is below 5, the second decimal place is left unchanged).

Procedure for determining interest rates on Bond coupons:

1) Interest rate on the first coupon is determined through an Auction at the Exchange among potential buyers of the Bonds on the date of the Bonds placement commencement in accordance with the procedure provided for by sub-clause 8.3 of the Resolution on issue and sub-clause 2.7. of the Prospectus.

2) If the Issuer's Board of Directors fails to make a decision on purchase of the Bonds from their holders along with approval of the Bonds placement commencement date, interest rates on the second and all subsequent coupons of the Bonds are fixed equal to the interest rate on the first coupon for the whole term of the Bonds circulation.

3) Along with approval of the Bonds placement commencement date, the Issuer's Board of Directors may make a decision on purchase of the Bonds upon demand of their holders, applications for purchase of which Bonds have been received from the bondholders in the procedure specified in clause 10 of the Resolution on issue, within at least 5 (Five) last days of the j-th coupon period (j=1, 2,...9). If the Issuer's Board of Directors has made such a decision, interest rates on all the coupons of the Bonds, ordinal number of which is below or equal to j, is fixed equal to the interest rate on the first coupon. The said information, including ordinal numbers of the coupons, interest rate on which is fixed equal to the interest rate on the first coupon, period of Bonds purchase, as well as ordinal number of the coupon period (j), in which the bondholders may require the Issuer to purchase the Bonds, is communicated to potential purchasers of the Bonds by publishing a notice in the following

procedure and time as from the Issuer's drafting the minutes of meeting of the Issuer's Board of Directors, at which it has been decided to purchase the Bonds on demand of their holders:

- on the newswire – not later than 1 (One) day;
- on the web-site at http://www.centertelecom.ru - not later than 3 (Three) days.

The notice is to include the following information:

- price, at which the Issuer is obliged to purchase the Bonds on demand of the bondholders;
- procedure for the Bonds purchase;
- number of the Bonds to be purchased (equal to 100% of the Bonds placed);
- form and time of payment for the Bonds to be purchased;
- time of the Bonds purchase;
- other terms of the Bonds purchase by the Issuer, information of which must be disclosed in accordance with the legal acts that govern the procedure for disclosure by issuers of issue securities.

4) Interest rate on the coupons, amount (procedure for determination) of which has not been specified by the Issuer (i=(j+1),...,10), is determined by the Issuer as a quantification as of the date of the j-th coupon determination, which should fall not later than 10 (Ten) calendar days prior to the j-th coupon period end. On the date of the j-th coupon determination, the Issuer is entitled to determine rates of any number of undetermined coupons following the i-th (where k is the number of the last of the coupons to be determined). Information about the amount of the interest rate on the i-th coupon is disclosed by the Issuer in the form of notice of essential facts "Information about accrued and (or) paid yields on the issuer's securities" and "Information about time of performance of the issuer's obligations to the securities holders" in the following procedure and time as from the date of drafting the minutes of meeting of the Issuer's authorized body, at which is has been decided to determine the amount of the relevant coupon of the Bonds:

- on the newswire – not later than 1 (One) day;
- on the web-site at http://www.centertelecom.ru - not later than 3 (Three) days;
- in "Rossiyskaya Gazeta" newspaper - not later than 5 (Five) days.

The notice must be published not later than 5 (Five) business days prior to the end of the coupon period preceding the first of the coupon periods, on which the Issuer determines the interest (coupon) amount according to the above said minutes of meeting.

The notice is also published in "Annexes to the Bulletin of the Federal Service for Financial Markets of Russia».

The Issuer informs the Exchange of the decisions made, including interest rates determined, not later than 10 (Ten) days prior to the date of the (j-1)-th coupon period end (period, in which interest rate for the j-th and subsequent coupons is determined).

5) If interest rates on at least one of the subsequent coupons of the Bonds remain undetermined after disclosure of interest rates on the coupons (in accordance with the previous paragraphs), then along with the notice of the amount of the interest rate on the i-th coupon, the Issuer is obliged to make a decision on purchase of the Bonds on demand of the bondholders, applications for purchase of which have been received from the bondholders in the procedure specified in the Resolution on securities issue and the Prospectus, within at least 5 (Five) last days of the k-th coupon period (if the Issuer determines interest rate only for one i-th coupon, i=k).

The said information, including ordinal numbers of the coupons, interest rate on which is determined on the date of the i-th coupon determination, as well as ordinal number of the coupon period (k), in which the Bonds are to be purchased, is communicated to potential purchasers of the Bonds through publishing a notice in the following procedure and time as from the Issuer's drafting the minutes of meeting of the Issuer's Board of Directors, at which it has been decided to purchase the Bonds on demand of their holders:

- on the newswire – not later than 1 (One) day;
- on the web-site at http://www.centertelecom.ru - not later than 3 (Three) days.

The Issuer informs the Exchange of the decisions made, including interest rates determined, not later than 10 (Ten) days prior to the date of the (j-1)-th coupon period end (period, in which interest rate for the j-th and subsequent coupons is determined).

The notice is to include the following information:

- amount of coupon of the Bonds for the relevant coupon period;
- price, at which the Issuer is obliged to purchase the Bonds on demand of the bondholders;
- procedure for the Bonds purchase;
- number of the Bonds to be purchased (equal to 100% of the Bonds placed);

- form and time of payment for the Bonds to be purchased;
- time of the Bonds purchase;
- other terms of the Bonds purchase by the Issuer, information of which must be disclosed in accordance with the legal acts that govern the procedure for disclosure by issuers of issue securities.

Procedure for disclosure of coupon rate determination after approval of the Prospectus:

Notice of decision made by the Issuer's authorized body about determination of rate on the first coupon of the Bonds is published by the Issuer in the form of notice of essential facts "Information about accrued and/or paid yields on the issuer's securities" and "Information about time of performance of the obligations to the Issuer's securities' holders" in the following procedure and time as from the date of the relevant rate determination:

- on the newswire – not later than 1 (One) day;
- on the web-site at http://www.centertelecom.ru - not later than 3 (Three) days;
- in "Rossiyskaya Gazeta" newspaper - not later than 5 (Five) days.

The notice is also published in "Annexes to the Bulletin of the Federal Service for Financial Markets of Russia».

Based on the total amount of applications submitted and interest rates on the first coupon specified therein, the Issuer makes a decision on the amount of interest rate on the first coupon. The Issuer informs the Exchange of the decision made in writing not later than 30 minutes prior to sending the information for publishing on the newswire. Upon publication of the notice of the amount of interest rate on the first coupon on the newswire, the Issuer informs the Underwriter of the amount of interest rate on the first coupon. The Underwriter informs the Bidders at the Exchange of the amount of interest rate on the first coupon determined by the Issuer through the Exchange's trading system by sending electronic messages to all the Bidders.

Information about the amount of interest rate on the 2nd, 3rd, 4th, 5th, 6th, 7th, 8th, 9th, and 10th coupons is disclosed by the Issuer in the form of a notice of essential facts "Information about accrued and (or) paid yields on the issuer's securities" and "Information about time of performance of the Issuer's obligations to the securities' holders" in the following procedure and time as from the date of drafting the minutes of meeting of the Issuer's authorized body, at which it has been decided to determine the amount of the relevant coupon (amounts of the relevant coupons) of the Bonds:

- on the newswire – not later than 1 (One) day;
- on the web-site at http://www.centertelecom.ru - not later than 3 (Three) days;
- in "Rossiyskaya Gazeta" newspaper - not later than 5 (Five) days.

This notice is also published in "Annexes to the Bulletin of the Federal Service for Financial Markets of Russia».

This notice must be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods, on which the Issuer determines the interest (coupon) amount according to the above said minutes of meeting.

The Issuer informs the Exchange of the decisions made, including interest rates determined, not later than 10 (Ten) days prior to the date of the (j-1)-th coupon period end (period, in which interest rate for the j-th and subsequent coupons is determined).

Amount of interest (coupon) yield payable on each bond:

The order of General Director of "CenterTelecom" OJSC No. 443 dated September 05, 2006, approved ***the amount of yield on the first coupon payable per Bond, which makes 8.09% per annum or 40 Rubles 34 kopeks.***

On August 25, 2006, the Board of Directors of "CenterTelecom" OJSC (Minutes of Meeting No. 4, dated August 28, 2006) made a decision to purchase interest-bearing certificated non-convertible bearer bonds of "CenterTelecom" OJSC, series 05, with mandatory centralized custody, from their holders on the terms and conditions specified in the Offer on purchase of the Bonds of "CenterTelecom" OJSC, series 05, by "Central Telecommunication Company" Open Joint Stock Company that was published on the newswire of Interfax information agency on August 28, 2006, as well as on the Company's web-site (www.centertelecom.ru).

In accordance with the Resolution on securities issue and the Prospectus, ***interest rates on the second, third and fourth coupons are fixed equal to that on the first coupon*** to be determined on the date of the Bonds placement commencement – on September 05, 2006.

Procedure and time for interest (coupon) yield payment on bonds, including time of payment on every coupon:

Coupon (interest) period		Time (date) of coupon (interest) yield payment	Date of making the list of bondholders and/or nominee names for the purpose of coupon (interest) yield payment
Commencement date	End date		
1. First coupon			
Date of the Bonds placement commencement	The 182nd (One hundred eighty second) day after the Bonds placement commencement.	The 182nd (One hundred eighty second) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.

Procedure for coupon (interest) yield payment:
Coupon yield on the Bonds is paid in the currency of the Russian Federation on a cashless basis to the persons specified in the List of bondholders and/or nominee names for the benefit of the bondholders. A bondholder who is not a depositor of the Depositary may authorize a nominee name of the Bonds (hereinafter the Bondholder) to receive the amount of coupon yield paid on the Bonds.
It is presumed that Bondholders are authorized to receive coupon yield on the Bonds. Bondholders and /or other persons not authorized by their customers to receive coupon yield on the Bonds not later than on the 5h (fifth) business day prior to the date of coupon yield on the Bonds payment transfer the list of bondholders to the Depositary, which must contain all the details included in the List of Bondholders and/or Nominee Names, as specified below.
Coupon yield on the Bonds is paid for the benefit of Bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of coupon yield payment on the Bonds (hereinafter the "Date of Making List of Bondholders and/or Nominee Names for the purpose of coupon yield payment").
Performance of the obligations to the bondholder who is the same as of the Date of Making List of Bondholders and/or Nominee Names for the purpose of coupon yield payment is deemed proper, among other cases, in case of the Bonds disposal after the Date of Making List of Bondholders and/or Nominee Names for the purpose of coupon yield payment. If the bondholder's rights to the Bonds are accounted by a nominee name, and the nominee name is authorized to receive yield amounts on the Bonds, then the person authorized to receive yield on the Bonds is understood as the nominee name. If the bondholder's rights to the Bonds are not accounted by the nominee name or the nominee name is not authorized by the holder to receive amounts of coupon yield on the Bonds, the person authorized to receive amounts of coupon yield on the Bonds is understood as the bondholder.
If there are non-residents and/or individuals among the holders who have authorized the nominee name to receive coupon yield amounts on the Bonds, then the nominee name must specify the following information in the list of bondholders in relation to such persons:
- full name/last name, patronymic and first name of the Bondholder;
- number of the Bonds owned;
- full name of the person authorized to receive redemption amounts on the Bonds;
- Bondholder's location (or registration for individuals) and postal address, including postcode;
- bank details for account of the person authorized to receive redemption amounts on the Bonds;
- Bondholder's tax identification code (TIC);
- Bondholder's tax status;

if the Bondholder is non-resident legal entity:
- individual identification number (IIN) - if any;

if the Bondholder is an individual:
- type, number, date and place of issue of the identity document of the Bondholder, and name of the issuing authority;
- number of the state pension security certificate of the Bondholder (if any);
- TIC of the Bondholder (if any);
- date, month and year of birth of the Bondholder.

Not later than on the 3rd (third) business day prior to the date of coupon yield payment on the Bonds, the Depositary furnishes the Issuer and/or the Paying Agent with the List of Bondholders and/or Nominee Names made as of the Date of Making List of Bondholders and/or Nominee Names, which List includes the following data:

a) full name of the person authorized to receive coupon yield amounts on the Bonds;
b) number of Bonds accounted on the securities account of the person authorized to receive coupon yield amounts on the Bonds;
c) location and postal address of the person authorized to receive coupon yield amounts on the Bonds;
d) bank details for the account of the person authorized to receive coupon yield amounts on the Bonds, namely:
- account number;
- name of the bank where the account is opened;
- correspondent account of the bank where the account is opened;
- bank identification code of the bank where the account is opened;
e) taxpayer identification code (TIC) of the person authorized to receive coupon yield amounts on the Bonds;
f) tax status of the person authorized to receive coupon yield amounts on the Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

The bondholder or the nominee name ensures that the bank details provided by them to the Depositary are complete and up-to-date. In case of failure to submit or untimely submission of the said details to the Depositary, obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of the Depositary, and the Issuer's obligations are deemed performed in full and properly. If the bank details furnished by the bondholder or nominee name or available with the Depositary do not allow the Paying Agent of the Issuer to transfer money according to them in a timely manner, such a delay in the Issuer's performance may not be deemed as deficit, and the bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.

Not later than at 11 (Eleven) am of the business day preceding the day of coupon yield payment on the Bonds, the Issuer transfers necessary money to the Paying Agent's account.

Based on the List of Bondholders and/or Nominee Names submitted by the Depositary, the Paying Agent calculates the amounts of money payable to every bondholder and/or nominee names authorized to receive coupon yield amounts on the Bonds.

On the date of coupon yield payment on the Bonds, the Paying Agent transfers money to pay coupon yield to bank accounts of the bondholders and/or nominee names specified in the List of Bondholders and/or Nominee Names. If one person is authorized to receive coupon yield amounts on the Bonds by several bondholders, then the total amount is transferred to such person without breakdown by amounts payable to each bondholder. Bondholders who are not owners of the Bonds transfer money to pay coupon yield to the bonds owners in the procedure specified by the bondholder and the bonds owner.

The Issuer's obligations on payment of the relevant coupon yield on the Bonds are deemed performed after debiting the Issuer's account and/or correspondent account of the Paying Agent for the amount of coupon yield payment for the benefit of the Bondholders.

2. Second coupon

The 182nd (One hundred eighty second) day after the Bonds placement commencement.	The 364th (Three hundred sixty fourth) day after the Bonds placement commencement.	The 364th (Three hundred sixty fourth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.

Procedure for coupon (interest) yield payment:
Procedure for yield payment on the second coupon is similar to that for the first coupon.

3. Third coupon

The 364th (Three hundred sixty fourth) day after the Bonds placement commencement.	The 546th (Five hundred forty sixth) day after the Bonds placement commencement.	The 546th (Five hundred forty sixth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.

		bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	
Procedure for coupon (interest) yield payment: Procedure for yield payment on the third coupon is similar to that for the first coupon.			

4. Fourth coupon

The 546th (Five hundred forty sixth) day after the Bonds placement commencement.	The 728th (Seven hundred twenty eighth) day after the Bonds placement commencement.	The 728th (Seven hundred twenty eighth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.
Procedure for coupon (interest) yield payment: Procedure for yield payment on the fourth coupon is similar to that for the first coupon.			

5. Fifth coupon

The 728th (Seven hundred twenty eighth) day after the Bonds placement commencement.	The 910th (Nine hundred tenth) day after the Bonds placement commencement.	The 910th (Nine hundred tenth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.
Procedure for coupon (interest) yield payment: Procedure for yield payment on the fifth coupon is similar to that for the first coupon.			

6. Sixth coupon

The 910th (Nine hundred tenth) day after the Bonds placement commencement.	The 1092nd (One thousand ninety second) day after the Bonds placement commencement.	The 1092nd (One thousand ninety second) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.
Procedure for coupon (interest) yield payment: Procedure for yield payment on the sixth coupon is similar to that for the first coupon.			

7. Seventh coupon

The 1092nd (One thousand ninety second) day after the Bonds placement commencement.	The 1274th (One thousand two hundred seventy fourth) day after the Bonds placement commencement.	The 1274th (One thousand two hundred seventy fourth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.
Procedure for coupon (interest) yield payment: Procedure for yield payment on the seventh coupon is similar to that for the first coupon. Yield on the seventh coupon is paid along with redemption of 10 (Ten) percent of the nominal value of the Bonds of the issue.			

8. Eighth coupon

The 1274th (One thousand two hundred seventy fourth) day after the Bonds placement commencement.	The 1456th (One thousand four hundred fifty sixth) day after the Bonds placement commencement.	The 1456th (One thousand four hundred fifty sixth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.
Procedure for coupon (interest) yield payment: Procedure for yield payment on the eighth coupon is similar to that for the first coupon. Yield on the eighth coupon is paid along with redemption of 20 (Twenty) percent of the nominal value of the Bonds of the issue.			

9. Ninth coupon

The 1456th (One thousand four hundred fifty sixth) day after the Bonds placement commencement.	The 1638th (One thousand six hundred thirty eighth) day after the Bonds placement commencement.	The 1638th (One thousand six hundred thirty eighth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.
Procedure for coupon (interest) yield payment: Procedure for yield payment on the ninth coupon is similar to that for the first coupon. Yield on the ninth coupon is paid along with redemption of 30 (Thirty) percent of the nominal value of the Bonds of the issue.			

10. Tenth coupon

The 1638th (One thousand six hundred thirty eighth) day after the Bonds placement commencement.	The 1820th (One thousand eight hundred twentieth) day after the Bonds placement commencement.	The 1820th (One thousand eight hundred twentieth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.
Procedure for coupon (interest) yield payment: Procedure for yield payment on the tenth coupon is similar to that for the first coupon. Yield on the tenth coupon is paid along with redemption of 40 (Forty) percent of the nominal value of the Bonds of the issue.			

Type of security provided on the bonds of the issue: surety.

8.3.3. Information about issues, Issuer's obligations on securities of which are not performed (default)

There are no issues, Issuer's obligations on securities of which are not performed (default).

8.4. Information about person(s) who provided security on the bonds of the issue

(1) On interest-bearing certificated non-convertible bearer bonds, series 04, with mandatory centralized custody:
Full trade name: ***Telecom-Terminal Limited Liability Company***
Abbreviated trade name: ***Telecom-Terminal LLC***
Location of the person who provided security on the bonds of the issue:
13 Lenina str., Ivanovo, Russian Federation, 153000

(2) On interest-bearing certificated non-convertible bearer bonds, series 05, with mandatory centralized custody:
Full trade name: ***CenterFinance Limited Liability Company***
Abbreviated trade name: ***CenterFinance LLC***
Location of the person who provided security on the bonds of the issue:
22a Novotorzhskaya str., Tver, Russian Federation, 170100

8.5. Conditions for security of performance on the bonds of the issue

(1) On interest-bearing certificated non-convertible bearer bonds, series 04, with mandatory centralized custody:

Type of security (method of security provided): ***surety***
Amount, in which the surety is responsible to holders of the surety-backed bonds in case of default or improper performance of the Issuer's obligations on the bonds of the issue: ***RUR 7,000,000,000 and interest yield amount***

Procedure for bondholders' setting claims to the surety:

The person who has provide security on the bonds – Telecom-Terminal Limited Liability Company – is obliged to secure performance of the Issuer's obligations to the bondholders in case of

the Issuer's refusal to perform the obligations or delay in performance on the Bonds in accordance with the terms of the security provided.

The Surety is responsible for performance of the Issuer's obligations, provided all the following conditions are met:

- the bondholder or a person duly authorized by the bondholder have set the claim to the Surety to perform the relevant Obligation (hereinafter the "Claim");
- the Claim describes:
  (a) nature of unperformed Issuer's obligations to the bondholder;
  (b) amount of unperformed Issuer's obligations to the bondholder;
  (c) full trade name (first name, patronymic, and last name – for an individual) of the bondholder or the person authorized to receive performance on the Obligations (if any);
  (d) location (residence) of the bondholder and the person authorized to receive performance on the Obligations (if any);
  (e) for an individual – passport series and number, issuing authority and date of issue;
  (f) indication of the country, in which the bondholder is resident for taxation purposes;
  (g) number of the Bonds owned, on which payments should be made;
  (h) bank details for the account of the bondholder or the person authorized to receive performance on the Obligations;
- The following documents are attached to the Claim:
  (a) a copy of statement on the bondholder's securities account certified by the depositary that accounts and certifies rights on the Bonds specifying number of the Bonds owned by the bondholder;
  (b) in case the Claim is set by the bondholder's representative, documents to confirm powers of the person that has set the Claim, which documents are executed in accordance with the acting legal regulatory acts of the Russian Federation;
- the Claim is signed by the bondholder or the person authorized to set the Claim. If the Claim is set by a legal entity, it must be sealed with a seal of such legal entity.

Claims may be set to the Surety in time not to exceed two years as from the date of the Bonds redemption as specified in the Prospectus.

The Surety makes relevant payments not later than within 30 (Thirty) days as from the date of the Claim receipt to the account specified in the Claim.

Issuer's net assets value as of the last reporting date prior to the surety provision: – ***RUR 15,530,531 thos.***
Net assets value of the legal entity that has provided the surety as of the last reporting date prior to the surety provision: ***RUR 819 thos.***
Net assets value of the legal entity that has provided the surety as of the date of the reporting quarter end: ***RUR 337 thos.***

(2) On interest-bearing certificated non-convertible bearer bonds, series 05, with mandatory centralized custody:

Type of security (method of security provided): ***surety***
Amount, in which the surety is responsible to holders of the surety-backed bonds in case of default or improper performance of the Issuer's obligations on the bonds of the issue: ***RUR 3,000,000,000 and aggregate yield on 3,000,000 Bonds.***

Procedure for bondholders' setting claims to the surety:

OFFER

to provide security in the form of surety for the purpose of Bonds issue

Tver April 19, 2006

1. Terms and definitions.

1.1. "Offer" shall mean this OFFER.

1.2. "Company" shall mean CenterFinance Limited Liability Company

1.3. "Bonds" shall mean interest-bearing certificated non-convertible bearer bonds, series 05, with mandatory centralized custody, quantity: 3,000,000 (Three million) bonds with the nominal value of RUR 1,000 (One thousand) each, to be issued by the Issuer in accordance with the Issue Documents.

1.4. "Issue Documents" shall mean the Resolution on securities issue, the Prospectus, and the Bond Certificate.

1.5. "Issuer" shall mean "Central Telecommunication Company" Open Joint Stock Company.

1.6. "Federal Service" shall mean the Federal Service for Financial Markets of Russia.

1.7. "Event of Default" shall mean event described in clause 3.1. of the Offer.

1.8. "Issuer's obligations" shall mean the Issuer's obligations to the bondholders as defined by clause 3.1 of the Offer.

1.9. "Marginal Amount" shall mean RUR 3,000,000,000 (Three billion), as well as amount making the aggregate coupon yield on 3,000,000 (Three million) Bonds.

1.10. "Time for the Issuer's Obligations Performance" shall mean any of the times specified in clause 3.1 of the Offer.

1.11. "Amount of Unperformed Obligations" shall mean the amount, in which the Issuer has failed to perform the Issuer's Obligations.

1.12. "Claim for Performance" shall mean the claims of a bondholder to the Company in accordance with provisions of clause 3.3 of the Offer.

1.13. "NDC" shall mean "National Depositary Center" Non-profit Partnership that acts as the depositary on the Bonds.

2. Scope and nature of the Offer. Conditions of acceptance thereof.

2.1. The Company shall hereby offer to any person intending to purchase the Bonds to enter into agreement with the Company on the Company's providing security in the form of surety for the purpose of the Bonds issue in accordance with the laws, the Company's Articles of Association, and terms and conditions of the Offer.

2.2. The Offer shall be public and express the Company's will to enter into the surety agreement on the terms and conditions specified in the Offer with any Bonds purchaser.

2.3. The Offer shall be irrevocable, which means it may not be revoked within the term specified for the Offer acceptance.

2.4. All the terms and conditions of the Offer are to be completely incorporated in the Issue Documents. The Offer shall be deemed received by the addressee upon the Issuer's providing all the potential Bonds purchasers with an opportunity to access the information about the Bonds issue that is included in the Issue Documents and subject to disclosure in accordance with the Federal Law "About Securities Market", as well as legal acts of the Federal Service.

2.5. The Offer may be only accepted by purchase of one or more Bonds in the procedure, on conditions and time specified in the Issue Documents. Purchase of the Bonds shall mean the Bonds purchaser's entering into the surety agreement with the Company, under which the Company shall be obliged to the Bonds purchaser to be responsible for the Issuer's performance of its obligations to the Bonds purchaser on the terms and conditions set forth in the Offer. In case of transfer of right to the Bonds to its purchaser (new holder), the rights under the said surety agreement shall transfer to the Bond purchaser (new holder) in full amount and on the same conditions that exist as of the transfer of the rights to the Bond.

3. Obligations of the Company. Procedure and conditions of performance.

3.1. The Company shall be liable for the Issuer's performance of its obligations on payment of all the parts of the Bonds nominal value, coupon yield on the Bonds to the bondholders on the following conditions:
Marginal amount of the Company's liability on the Issuer's Obligations shall be limited by the Marginal Amount.
The Company's liability on the Issuer's Obligations shall be *joint* liability.
The Company shall be obliged to perform the Issuer's Obligations for the Issuer in part, in which the Issuer has failed to perform and/or performed the Issuer's Obligations partly in the following cases:
The Issuer has failed to pay or paid only partly the relevant part of the Bonds nominal value to the bondholders in the amount, procedure and time specified in the Issue Documents;
The Issuer has failed to pay or paid only partly coupon yield on the Bonds to the bondholders in the amount and time specified in the Issue Documents.
3.2. The Company shall be obliged, in accordance with the terms and conditions of the Offer, to perform Issuer's Obligations unperformed by the Issuer in the Amount of Unperformed Obligations within the Marginal Amount. The Amount of Unperformed Obligations shall be determined by the Company in accordance with the Claims for Performance received from the bondholders executed in accordance with clause 3.3 of this Offer.
3.3. The Claim for Performance must be made in accordance with the following conditions:
3.3.1. The Claim for Performance must be set to the Company in writing and signed by the bondholder (its authorized persons);
3.3.2. The Claim for Performance must specify last name, first name, patronymic or full name of the bondholder filing the Claim for Performance, his TIC, tax status, residence (location), bank details for his account, the amount of Unperformed Obligations in relation to the bondholder, number of the Bonds, in relation to which the obligation is not performed;
3.3.3. The Claim for Performance must specify that the Issuer has failed to pay to the bondholder or paid only partly in time specified by the Issue Documents:
- relevant part of the nominal value by Bonds redemption; and/or
- coupon yield in the form of interest on the relevant part of the Bonds nominal value;
3.3.4. The Claim for Performance must be set to the Company not later than on the 90th day as from the relevant Time for the Issuer's Obligations Performance in relation to the bondholder setting such a Claim for Performance. The day of setting the Claim shall be the day of the Clam receipt by the Company;
3.3.5. A statement on the securities account with NDC or depositaries that are depositors in relation to NDC that confirms the bondholder's rights to his Bond as of the date of NDC's making the list of bondholders for the purpose of coupon yield payment/Bonds redemption to be determined in accordance with the terms and conditions of the Issue Documents must be attached to the Claim for Performance. In case of setting a claim related to default/improper performance of obligations on redemption of the last part of the Bonds nominal value by the Issuer, a copy of NDC's report on transfer of the Bonds to the section of the securities account for the purpose of securities blocking by redemption, which copy is certified by the depositary, must be also attached to the Claim for Performance.
3.3.6. The Claim for Performance and documents attached thereto must be sent to the Company by registered mail, courier mail or overnight mail service.

3.4. The Company shall consider the Claim for Performance within 14 (Fourteen) days upon expiration of 90 (Ninety) days specified by clause 3.3.4 of the Offer. The Company is entitled to give any objections against the Claim for Performance that might be given by the Issuer and keeps this right to objection even if the Issuer has waived them or acknowledged its debt.
3.5. Claims for Performance presented to the Company later than upon expiration of 90 (Ninety) days as from the relevant Time for the Issuer's Obligations Performance in relation to the bondholders that have sent such Claims for Performance shall not be considered.
3.6. If it is decided to satisfy the Claim for Performance by the Company, the Company shall notify the bondholder thereof and make payment in accordance with the terms and conditions of the Offer within 30 (Thirty) days upon expiration of the term of the Claim for Performance consideration (clause 3.4 of the Offer) to the bondholder's bank account, details of which are specified in the Claim for Performance.

If it is decided to dismiss the Claim for Performance set in relation to default/improper performance of obligations on payment of the last part of the Bonds nominal value by the Issuer, the Company shall send information about such Claim for Performance dismissal to NDC (to specify name; last name, first name, patronymic of the bondholder; number of the Bonds; name of the Depositary, with which the bondholder's securities account is opened).

4. Term of the surety

4.1. The Company's surety provided for by the Offer shall become effective as from the Bonds purchaser's entering into the surety agreement with the Company in accordance with clause 2.5. of this Offer.

4.2. The surety provided for by the Offer shall terminate:

4.2.1. Upon expiration of 90 (Ninety) days as from the Time for the Issuer's Obligations Performance, unless the bondholder sets a Claim for Performance in the procedure provided for by this Offer within such period;

4.2.2. Upon Company's proper performance of its obligations to the bondholders that have set their Claims for Performance in the procedure and time specified by this Offer.

4.2.3. In case the Time for the Issuer's Obligations Performance is altered, such time is extended, the Issuer's Obligations are prolonged or restructured in any manner, or in case of any changes in the Issuer's Obligations that result in increase in liability or other adverse effect on the Company without consent of the latter;

4.2.4. For other reasons specified by the acting laws of the Russian Federation.

5. Miscellaneous.

5.1. All issues of relationship between the Company and bondholders concerning the Bonds that are not settled by this Offer, shall be governed, understood and construed in accordance with the Issue Documents and the acting laws of the Russian Federation.

5.2. In case of default or improper performance of its obligations under the Offer, the Company shall be liable in accordance with the acting laws.

5.3. The Company shall not be liable to the Issuer's creditors on obligations of other parties that have provided surety for the benefit of the Issuer for the purpose of the Bonds issue, even if such persons have provided such a surety along with the Company.

5.4. Any disputes in relation to the Offer shall be subject to consideration in the court in accordance with the acting laws.

5.5. This Offer is made in 2 (two) original counterparts that are kept in the offices of the Company and the Issuer.

6. Addresses and bank details of the Company.

Legal address:	22a Novotorzhskaya str., Tver, Russian Federation, 170100
TIC	6950005689
Settlement account	40702810500110001329
Bank name	GASENERGOPROMBANK FCJSC in Tver
Correspondent account	30101810300000000794

Signatures:

General Director
CenterFinance LLC /O.V. Bakhmutov/

Chief Accountant
CenterFinance LLC /I.V. Kapranova/

seal here

Procedure for notification of changes in the terms of security of performance on the backed Bonds (reorganization, liquidation or bankruptcy of the person that has provided security, other):

In case of any changes in data about the person that has provided security on the Bonds of the issue, as well as in case of any changes in the terms of security of performance on the Bonds due to the reasons beyond control of the Issuer or holders of the backed Bonds, including that in case of reorganization, liquidation or bankruptcy of the person that has provided security, the Issuer shall publish a notice thereof in the following time as from the date of the relevant event:

- on the newswire - within 5 (five) days;
- on the web-site at: http://www.centertelecom.ru - after publication of the notice on the newswire.

In case of the Issuer's default or improper performance on the Bonds to pay (redeem) the relevant part of the Bonds nominal value and/or pay coupon yield on the Bonds, the Surety and the Issuer shall be jointly liable.

The surety agreement to secure performance on the Bonds shall be deemed made as from arising rights to such Bonds with their first holder, and written form of the surety agreement shall be deemed met.

A backed bond shall provide its holder with all the rights arising from such security.

Transfer of rights to the backed Bond to a new holder (purchaser) shall entail transfer of all the rights arising from such security.

Transfer of rights arising from the security provided without transfer of rights to the Bond shall be invalid.

If it is impossible to satisfy claims of the surety-backed bonds holder set to the Issuer and/or Surety, the bondholders shall be entitled to file an action against the Issuer and/or Surety with the court or arbitration court.

Issuer's net assets value as of the last reporting date prior to the surety provision: ***RUR 16, 113,782 thos.***
Net assets value of the legal entity that has provided the surety as of the last reporting date prior to the surety provision: ***RUR 10 thos.***
Net assets value of the legal entity that has provided the surety as of the date of the reporting quarter end: ***RUR 10 thos.***.

8.5.1. Conditions for security of performance on the mortgage-backed bonds

The Company has placed no mortgage-backed bonds.

8.6. Information about organizations that account rights to the Issuer's issue securities

Person that keeps the register of the Issuer's registered securities: ***registrar***
Full trade name: ***United Registration Company Open Joint Stock Company***
Abbreviated trade name: **ORK OJSC**
Location: ***70 Pyatnitskaya str., Moscow, 113095***
Mailing Address: ***Post Box 162, Moscow, 107078***
Address for documents submission: ***4th floor, 3 entrance, 15a, Kalanchevskaya str., Moscow***
Tel./Fax: ***(495) 933-42-21***
License of the registrar for keeping securities holders register number: ***10-000-1-00314***
Issued on: ***30.03.2004***
Validity term: ***unlimited term license***
Authority that issued the license: ***Federal Securities Market Commission***
Date, from which the said registrar keeps the register of the Issuer's registered securities: ***13.12.2005***

Issuer's certificated securities with mandatory centralized custody are in circulation.

Depositary that carries out centralized custody of the Issuer's securities:
Full trade name: ***National Depositary Center Non-commercial Partnership***
Abbreviated trade name: **NDC**
Location: ***bld. 4, 1/13 Sredniy Kislovsky per., Moscow, Russia***

License of the professional securities market participant for depositary activities number: ***177-03431-000100***
Issued on: ***04.12.2000г.***
Validity term: ***unlimited term license***
Authority that issued the license: ***Federal Securities Commission of Russia***
The depositary carries out centralized custody of the following securities:

- Certificate of interest-bearing certificated non-convertible bearer bonds, series 04, with mandatory centralized custody. State registration number of the issue No. 4-19-00194-A dated June 29, 2004; total number of the bonds of the issue – 5,622,595 bonds with nominal value of RUR 1,000 (One thousand) each and total nominal value of RUR 5,622,595,000
- Certificate of interest-bearing certificated non-convertible bearer bonds, series 05, with mandatory centralized custody. State registration number of the issue No. 4-20-00194-A dated June 15, 2006; total number of the bonds of the issue – 3,000,000 bonds with nominal value of RUR 1,000 (One thousand) each and total nominal value of RUR 3,000,000,000

8.7. Information about legal acts that govern capital import and export issues, which may affect dividend, interest and other payments to non-residents

1. Law of the RSFRS dated 26.06.1991 No. 1488-1 "On Investment Activities in the RSFSR" (with amendments dated 19.06.1995 No. 89-FZ, dated 25.02.1999 No. 39-FZ, dated 10.01.2003 No. 15-FZ).

2. Federal Law dated 09.07.1999 No. 160-FZ "On Foreign Investments in the Russian Federation" (as amended by federal laws dated 21.03.2002 No. 31-FZ, dated 25.07.2002 No. 117-FZ, dated 08.12.2003 No. 169-FZ, dated 22.07.2005 No. 117-FZ, dated 03.06.2006 No. 75-FZ, dated 26.06.2007 No. 118-FZ).

3. Federal Law dated 22.04.1996 No. 39-FZ "On Securities Market" (as amended by federal laws dated 26.11.1998 No. 182-FZ, dated 07.08.2001 No. 121-FZ, dated 28.12.2002 No. 185-FZ, dated 29.06.2004 No. 58-FZ, dated 28.07.2004 No. 89-FZ, dated 07.03.2005 No. 16-FZ, dated 18.06.2005 No. 61-FZ, dated 27.12.2005 No. 194-FZ, dated 05.01.2006 No. 7-FZ, dated 15.04.2006 No. 51-FZ, dated 27.07.2006 No. 138-FZ, dated 30.12.2006 No. 282-FZ, dated 17.05.2007 No. 83-FZ as amended by Federal Law dated 26.04.2007 No.63-FZ).

4. Federal Law dated 10.12.2003 No. 173-FZ "About Currency Regulation and Currency Control" (as amended by federal laws dated 29.06.2004 No. 58-FZ, dated 18.07.2005 No. 90-FZ, dated 26.07.2006 No.131-FZ, dated 30.12.2006 No. 267-FZ, dated 17.05.2007 No. 83-FZ).

5. Decree of the President of the Russian Federation dated 10.06.1994 No. 1184 "On Improving Activities of the Banking System in the Russian Federation" (as amended by the Decree of the President of the Russian Federation dated 27.04.1995 No. 419).

6. Instruction of the Central Bank of the Russian Federation dated 15.06.2004 No. 117-I "On Procedure for Residents' and Non-residents' Submission of Documents and Information to the Authorized Banks for Currency Transactions; Procedure for Currency Transactions Accounting and Execution of Transaction Passports by the Authorized Banks" (as amended by the Instructions of the Central Bank of the Russian Federation dated 08.08.2006 No. 1713-U).

7. International double taxation treaties of the Russian Federation.

8. Other legislative instruments of the Russian Federation.

8.8. Procedure for taxation of proceeds on the Issuer's issue securities placed and to be placed

Taxation of proceeds on the Issuer's issue securities placed and to be placed is governed by the Tax Code of the Russian Federation (hereinafter the "Tax Code"), as well as other regulatory legal acts of the Russian Federation adopted in accordance with the Tax Code of the Russian Federation.

TAX RATES

	Legal entities		Individuals	
Type of proceeds	Residents	Non-residents	Residents	Non-residents
Coupon yield	24% (of which federal budget – 6.5%; budget of the subject – 17.5%;	20%	13%	30%
Proceeds from securities sale	24% (of which: federal budget – 6.5%; budget of the subject – 17.5%)	20%	13%	30%
Dividends	9%	15%	9%	30%

PROCEDURE FOR INDIVIDUALS TAXATION.

Type of tax – income tax.

Income from sources in the Russian Federation include:

- dividends and interest received from Russian organization, as well as interest received from Russian sole proprietors and (or) foreign organization in relation to the activities of its permanent representative office in the Russian Federation;
- proceeds from sale of shares and other securities, as well as interest in authorized capital of organizations in the Russian Federation.

Tax base.

Taxpayer's income received in the form of material gain is material gain received from purchase of securities. Tax base is determined as exceed of securities market value to be measured taking into account marginal limit of securities market price fluctuations over the amount of taxpayer's actual expenses for their purchase. Procedure for determining securities market price and marginal limit of securities market price fluctuations is established by the federal authority that regulates the securities market.

When determining tax base for income from transactions with securities, proceeds from the following transactions are taken into account:

- sale and purchase of securities that are circulating on the organized securities market;
- sale and purchase of securities that are not circulating on the organized securities market.

Income (loss) from transactions on sale and purchase of securities is measured as the difference between amounts of proceeds received from sale of securities and documented expenses on purchase, sale and storage of securities that are actually incurred by the taxpayer, or property-related deductions that reduce proceeds from sale and purchase transaction.

The said expenses include:

- amounts paid to the seller in accordance with the agreement;
- payment for services provided by depositary;
- commissions to professional participants of the securities market; discount paid (reimbursed) by managing company of unit investment fund in sale (redemption) of investment unit of the unit investment fund by the issuer to be determined in accordance with the procedure specified by the laws of the Russian Federation about investment funds;
- exchange charge (fees);
- payment for registrar's services;
- estate and (or) gift tax paid by the taxpayer upon receipt of securities to ownership;
- other expenses directly related to purchase, sale and storage of securities made for the services provided by professional participants of the securities market within their professional activities.

If the issuer entity carried out exchange (conversion) of shares, then in sale of shares received by the taxpayer as a result of exchange (conversion), documented expenses of the taxpayer include expenses on purchase of shares that the taxpayer owned prior to their exchange (conversion).

In sale of shares (interest, units) received by the taxpayer upon reorganization of the entity, expenses on their purchase include value to be determined in accordance with clauses 4 – 6, Article

277 of the Tax Code of the Russian Federation, provided expenses on purchase of shares (interest, units) of the entities reorganized are documented.

Income (loss) on transactions of sale and purchase of securities that circulate on the organized securities market, is decreased (increased) by the amount of interest paid for use of money borrowed for the purpose of securities purchase and sale within the amounts calculated based on the acting refinance rate of the Central Bank of the Russian Federation.

Amount of loss on transactions with securities that circulate on the organized securities market is measured taking into account marginal limit of securities market price fluctuations.

Securities that circulate on the organized securities market include securities admitted for circulation with trading arrangers that hold license of the federal authority regulating the securities market.

Market quotation of a security, including unit of unit investment fund that circulates on the organized securities market, is understood as average weighted price of the security on transactions carried out within a trading day through the trading arranger. If transactions on the same security were carried out through two and more trading arrangers, the taxpayers is entitled to choose market quotation of the security with one of such trading arrangers. If the trading arranger does not calculate average weighted price, average weighted price is taken as mean between the maximum and minimum prices of the transactions carried out within a trading day through this trading arranger.

Tax base is determined individually for each transaction.

Income (loss) on securities sale and purchase transactions is determined as a sum of proceeds from transactions with securities of the relevant category carried out within a taxation period less amount of losses.

If taxpayer's expenses for purchase, sale and storage of securities may not be referred directly to expenses on purchase, sale and storage of specific securities, the said expenses are distributed in proportion to the estimated value of the securities, to which the said expenses refer. Estimated value of the securities is determined as of the date of such expenses.

If taxpayer's expenses may not be confirmed with documents, he is entitled to enjoy property-related tax deduction provided for by the first paragraph, sub-clause 1, clause 1, Article 220 of the Tax Code. Property-related tax deduction or deduction in the amount of actually incurred and documented expenses is granted to the taxpayer in assessment and payment of tax to the budget at source of income (broker, trustee, managing company that holds in trust the property comprising unit investment fund, or with another person that carries out transactions on agency agreement or other similar agreement for the benefit of the taxpayer), or upon expiration of the taxation period by filing tax return to the tax authority.

If tax assessment and payment is carried out by income source (broker, trustee, managing company that holder in trust the property comprising unit investment fund, or with another person that carries out transactions on agency agreement or other similar agreement for the benefit of the taxpayer) during the taxation period, property-related tax deduction is granted by the income source with a possibility of further reassessment upon expiration of the taxation period by filing tax return to the tax authority.

In case of several income sources, property-related tax deduction is only granted with one income source, at taxpayer's option.

Tax base on securities purchase and sale (redemption of units of unit investment funds) is determined as income received based on the results of the taxation period on transactions with securities.

Loss on transactions with securities that circulate on the organized securities market that is received based on the results of the said transactions carried out during the taxation period, reduces the tax base on transactions of purchase and sale of securities of this category.

Income on transactions of purchase and sale of securities that do not circulate on the organized securities market, which as of the moment of their acquisition met the requirements specified for securities that circulate on the organized securities market, may be reduced by the amount of loss received in the taxation period on transactions of purchase and sale of securities that circulate on the organized securities market.

By sale of shares (interests, units) received by the taxpayer upon reorganization of entities, time of taxpayer's ownership of them runs from the date of acquisition of shares (interests, units) of the reorganized entities.

Date of actual income receipt is:

- the day of income payment, including transfer of income from taxpayer's bank account or upon its instructions to the accounts of third parties – for receipt of income in money;
- the day of securities acquisition – for receipt of income in the form of material gain.

Tax base on securities purchase and sale transactions and transactions with time-bargain financial instruments is determined upon expiration of the taxation period. Tax is assessed and paid by a tax agent upon expiration of the taxation period or by payment of money to the taxpayer prior to expiration of the next taxation period.

Tax agents are Russian organizations, from which or as a result of relationships with which the taxpayer received income. Tax agents are obliged to assess, withhold from the taxpayer and pay tax. If income source is a person that carries out transactions under agency agreement or another similar agreement for the benefit of the taxpayer, then responsibilities of tax agent are performed by the person that actually pays income to the taxpayer.

If tax agent pays money prior to expiration of the next taxation period, tax is paid from the share of income to be determined in accordance with this article that corresponds to actual amount of money to be paid. Share of income is measured as product of total amount of income and ratio of amount of payment to estimated value of the securities to be measured as of the date of payment, on which the tax agent acts as broker. In case of several payments of money to the taxpayer during the taxation period, amount of tax is calculated by progressive total with set-off of tax amounts earlier paid.

Estimated value of the securities is measured based on actually incurred and documented expenses for their purchase.

Payment of money is understood as payment of cash, transfer of money to an individual's bank account or account of a third party upon request of the individual.

If it is impossible to withhold the assessed tax from the taxpayer by source of income, tax agent (broker, trustee or another person that carries out transactions on agency agreement, commission agreement, another agreement for the benefit of the taxpayer) informs the tax authority at the place of its registration of impossibility of the said withholding and amount of taxpayer's debt in writing within one month as from the moment of such circumstance occurrence. In such a case, tax is paid in accordance with Article 228 of the Tax Code.

PROCEDURE FOR LEGAL ENTITIES TAXATION

Type of tax – profit tax.

Income include:

- proceeds from sale of property rights (income from sale);
- extraordinary income in the form of interest on securities and other debentures and/or from participatory interest in other entities.

Tax base.

Taxpayer's income from transactions on sale or other disposal of securities (including redemption) is determined based on the price of sale or other disposal of security, as well as amount of accrued interest (coupon) yield paid by the buyer to the taxpayer, and amount of interest (coupon) yield paid by the issuer to the taxpayer. Taxpayer's income from sale or other disposal of securities does not include amounts of interest (coupon) yield that have been accounted for the purpose of taxation earlier.

Taxpayer's income from transactions on sale or other disposal of securities (including redemption) that are denominated in foreign currency, is determined at the exchange rate of the Central Bank of the Russian Federation existing as of the date of title transfer or as of the maturity date.

Expenses on sale (or other disposal) of securities are determined based on the price of purchase of the security (including expenses on its purchase), costs of sale, amount of discounts from the estimated value of units, amount of accrued interest (coupon) yield paid by the taxpayer to the seller of the security. Expenses do not include amounts of accrued interest (coupon) yield that have been accounted for the purpose of taxation earlier.

When determining expenses on sale (other disposal) of securities, purchase price of a security denominated in foreign currency (including expenses on its purchase) is determined at exchange rate of the Central Bank of the Russian Federation that existed as of the moment when the said security

was reflected in records. No current revaluation of securities denominated in foreign currency is carried out.

When selling shares received by shareholder upon reorganization of entities, purchase price of such shares is their value to be determined in accordance with clauses 4 – 6, Article 277 of the Tax Code.

Interest on loan agreements and other similar agreement, other debentures (including securities) are accounted as of the date of recognition of income (expense) in accordance with Article 328 of the Tax Code of the Russian Federation.

Date of recognition of income and expense on transactions with bonds, according to Article 329 of the Tax Code of the Russian Federation, is the date of sale of such bonds.

Securities are deemed to circulate on the organized securities market only if all the following conditions are met:

1) if the securities are admitted to circulation by at least one trading arranger, which is entitled to that in accordance with the national laws;

2) if information about their prices (quotations) is published in mass media (including electronic) or may be presented by trading arranger or another authorized person to any interested party within three years upon the date of transaction with the securities;

3) if market quotation is given on them, where it is provided for by the relevant national laws.

For the purpose of this clause, national laws are understood as laws of the state, on the territory of which securities circulate (civil transactions are performed that entail transfer of title to the securities, including that beyond the organized securities market).

For the purpose of taxation, market price of securities that circulate on the organized securities market is actual price of sale or other disposal of securities, if this price is in the range of minimum and maximum transaction prices (price range) with the said security registered by the trading arranger on the securities market as of the date of the relevant transaction. If transaction is performed through the trading arranger, transaction date should be understood as the date of trading, where the relevant transaction with the security was carried out. In case of security sale outside the organized securities market, transaction date is the date of determining all the essential conditions of the security transfer, i.e. the date of agreement execution.

In case of sale of securities that circulate on the organized securities market at the price below minimum price of transactions on the organized securities market, minimum price of transaction on the organized securities market is taken to determine financial result.

Accrued interest (coupon) yield is understood as a part of interest (coupon) yield, payment of whish is provided for by the terms of the issue of such security to be calculated in proportion to the number of days lapsed from the date of the security issue or the date of previous coupon yield payment to the transaction date (security transfer date).

As to securities that do not circulate on the organized securities market, actual price of sale or other disposal of securities is taken for the purpose of taxation, provided at least one of the following conditions is met:

1) if actual price of the relevant transaction is within the range of prices on analogous (identical, similar) security registered by the trading arranger on the securities market as of the transaction date or the date of the nearest trading that took place before the day of the relevant transaction, if trading on such securities was carried out with the trading arranger at least one time over the last 12 months;

2) if deviation of actual price of the relevant transaction is within the range of 20 percent upwards or downwards from the average weighted price of analogous (identical, similar) security calculated by the trading arranger on the securities market in accordance with the rules specified by it based on the results of trading as of the date of such transaction or the date of the immediately following trading that took place prior to the relevant transaction date, if trading on such securities was carried out with the trading arranger at least one time over the last 12 months.

If no information about results of trading on analogous (identical, similar) securities is available, actual transaction price is taken for the purpose of taxation, if the said price differs by more than 20 percent from the estimated price of such security, which may be determined as of the date of transaction with the security taking into account specific conditions of the transaction made, peculiarities of security circulation and price, as well as other indicators, information about which may form the basis for such determination. To determine estimated price of a share by the taxpayer itself or with involvement of an appraiser, methods of evaluation provided for by the laws of the

Russian Federation for determining estimated price must be applied; to determine estimated price of a debenture, refinance rate of the Central Bank of the Russian Federation may be used. If the taxpayer determines estimated price of a share by itself, the method of evaluation applied must be fixed in the taxpayer's accounting policy.

Income of a shareholder taxpayer, which sells shares received by it upon increase of the joint stock company's authorized capital, is determined as the difference between the selling price and initially paid share cost adjusted taking into account changes in number of shares resulting from increase in the authorized capital.

Tax base on transactions with securities is determined by the taxpayer separately, except for tax base on transactions with securities, which is determined by professional participants of the securities market. Taxpayers (except for professional participants of the securities market that carry out dealer activities) determine tax base on transactions with securities that circulate on the organized securities market separately from tax base on transactions with securities that do not circulate on the organized securities market.

In case of sale or other disposal of securities, issue securities to be disposed are evaluated by the first-in first-out (FIFO) method; non-issue securities to be disposed are evaluated at actual value of every security.

Taxpayers that have incurred loss (losses) from transactions with securities in the previous taxation period or previous taxation periods are entitled to reduce tax base on transactions with securities in the reporting (taxation) period (carry the said losses forward) in the procedure and on the conditions specified in Article 283 of the Tax Code.

Losses from transactions with securities that do not circulate on the organized securities market incurred in the previous taxation period(s) may be referred to reduction of tax base on transactions with such securities, which is determined in the reporting (taxation) period. Losses from transactions with securities that circulate on the organized securities market incurred in the previous taxation period(s) may be referred to reduction of tax base on transactions of sale of securities of this category.

Losses incurred in the relevant reporting period from transactions with securities that circulate on the organized securities market and securities that do not circulate on the organized securities market are carried forward separately by the said categories of securities within the range of profit received from transactions with such securities.

If interest yield on debentures of any kind, including participating bonds, is received by a foreign entity that conducts business in the Russian Federation through a permanent representative office, tax on such yield is assessed and withheld by tax agent. If source of income is a person that carries out transactions on agency agreement or any other similar agreement for the benefit of the taxpayer, responsibilities of tax agent are performed by the person that actually pays income to the foreign entity that does not conduct business through its permanent representative office in the Russian Federation.

If tax agent of a foreign entity pays income, which in accordance with international treaties (agreements) is taxed in the Russian Federation at reduced rates, assessment and withholding of tax on income is carried out by the tax agent at the relevant reduced rates, provided the foreign entity furnishes the tax agent with a confirmation provided for by clause 1, Article 312 of the Tax Code of the Russian Federation. In case income is paid by Russian banks on transactions with foreign banks, no confirmation of permanent location of a foreign bank in the state, with which there is an international treaty (agreement) to govern taxation is required, if such location is confirmed by data in directories open to public use.

Amount of tax on income from participation in entities (dividends) is determined in accordance with the following provisions.

If the source of taxpayer's income is a foreign entity, the amount of tax in relation to dividends received is determined by the taxpayer itself based on the amount of dividends received and the rate of 15%.

Taxpayers that receive dividends from a foreign entity, including that through a permanent representative office of a foreign entity in the Russian Federation, are not entitled to reduce the amount of tax assessed in accordance with Article 275 of the Tax Code of the Russian Federation by the amount of tax assessed and paid at source of income, unless otherwise provided for by the international treaty.

If the source of taxpayer's income is a Russian entity, the said entity is deemed to be tax agent and determines the amount of tax taking into account provisions of clause 2, Article 275 of the Tax Code.

The amount of tax to be withheld from income of a taxpayer that receives dividends is assessed by the tax agent based on the total amount of tax assessed in the procedure specified in clause 2, Article 275 of the Tax Code, and share of every taxpayer in the total amount of dividends.

Total amount of tax is determined as product of the tax rate of 9% and the difference between the amount of dividends distributable among shareholders over the current taxation period reduced by the amount of dividends payable by the tax agent in accordance with clause 3, Article 275 of the Tax Code in the current taxation period, and amount of dividends received by tax agent itself in the current reporting (taxation) period and previous reporting (taxation) period, unless such amounts of dividends were earlier taken into account in calculations to determine taxable income in the form of dividends. If the difference obtained is negative, neither responsibility to pay tax arises, nor compensation from the budget takes place.

If a Russian entity – tax agent pays dividends to a foreign entity and (or) individual who is not resident of the Russian Federation, tax base of the taxpayer that receives dividends is determined on each such payment as amount of dividends paid, and the rate of 15% or 30% is applied.

8.9. Information about dividends declared (accrued) and disbursed on the Issuer's shares, as well as yields on the Issuer's bonds

Share category: ***registered non-certificated ordinary shares***

Reporting period, for which declared dividends are (were) disbursed	**2002**	**2003**	**2004**	**2005**	**2006**
Amount of declared (accrued) dividends per share	RUR 0.096052	RUR 0.124867	RUR 0.0630084	RUR 0.0674191	RUR 0.1999621
Total amount of declared (accrued) dividends on all the shares	RUR 151,570 712.32	RUR 197,040,979.22	RUR 99,428 000.0	RUR 106,388,000.0	RUR 315,541, 560
Name of the Issuer's management body that has made a resolution on (declared) disbursement of dividends on the Issuer's shares	General shareholder meeting	General shareholder meeting	General shareholder meeting	General shareholder meeting	General shareholder meeting

Date of meeting of the Issuer's management body, at which it was resolved to disburse (declare) dividends	24.06.2003	11.06.2004	30.06.2005	28.06.2006	18.06.2007
Date and number of minutes of meeting of the Issuer's management body, at which it was resolved to disburse (declare) dividends	Minutes of Meeting No.11 dated 24.06.2003	Minutes of Meeting No. 12 dated 11.06.2004	Minutes of Meeting No. 13 dated 30.06.2005	Minutes of Meeting No. 14 dated 30.06.2006	Minutes of Meeting No. 15 dated 29.06.2007
Time for disbursement of dividends declared on the Issuer's shares	before December 31, 2003	before December 31, 2004	before December 31, 2005	before December 20, 2006	before December 20, 2007
Form and other conditions of disbursement of dividends declared on the Issuer's shares	cash	cash	cash	cash	cash
Total amount of dividends disbursed on all the ordinary shares as of 31.12.2006	RUR 151,099,259.04	RUR 196,394,019.41	RUR 99,160,425.10	RUR 101,302 810.54	Payment date has not arrived yet

The amount of dividends disbursed is specified taking into account tax withheld.

Over 2002 – 2005, dividends on ordinary shares were not disbursed in full amount due to the following reasons: failure of shareholders to appear to receive dividends; wrong bank details furnished for the purpose of dividends transfer in the registered person data.

Share category: ***registered non-certificated preference shares, type A***

Reporting period, for which declared dividends are (were) disbursed	**2002**	**2003**	**2004**	**2005**	**2006**
Amount of declared (accrued) dividends per share	RUR 0.206143	RUR 0.285662	RUR 0.0756115	RUR 0.1270937	RUR 0.3893300
Total amount of declared (accrued) dividends on all the shares	RUR 108,429 738.3	RUR 150,256 161.52	RUR 39,771 000.0	RUR 66,850,000.0	RUR 204,784, 790

Name of the Issuer's management body that has made a resolution on (declared) disbursement of dividends on the Issuer's shares	General shareholder meeting	General shareholder meeting	General shareholder meeting	General shareholder meeting	General shareholder meeting
Date of meeting of the Issuer's management body, at which it was resolved to disburse (declare) dividends	24.06.2003	11.06.2004	30.06.2005	28.06.2006	18.06.2007
Date and number of minutes of meeting of the Issuer's management body, at which it was resolved to disburse (declare) dividends	Minutes of Meeting No.11 dated 24.06.2003	Minutes of Meeting No. 12 dated 11.06.2004	Minutes of Meeting No. 13 dated 30.06.2005	Minutes of Meeting No. 14 dated 30.06.2006	Minutes of Meeting No. 15 dated 29.06.2007
Time for disbursement of dividends declared on the Issuer's shares	before August 23, 2003	before August 10, 2004	before August 29, 2005	before August 27, 2006	before August 17, 2007
Form and other conditions of disbursement of dividends declared on the Issuer's shares	cash	cash	cash	cash	cash
Total amount of dividends disbursed on all the preference shares, type A, as of 31.12.2006	RUR 107,429,768.56	RUR 148,916 083.28	RUR 39,253, 265.73	RUR 65,664,162.78	Payment date has not arrived yet

The amounts of dividends specified are calculated taking into account taxes withheld.

Over 2001 – 2005, dividends on preference shares were not disbursed in full amount due to the following reasons: failure of shareholders to appear to receive dividends; wrong bank details furnished for the purpose of dividends transfer in the registered person data.

Yields on the Issuer's bonds

(1) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***01***
Type: ***interest-bearing***
Securities form: ***certificated bearer bonds***
Registration No.: ***4-01-00194-A***
Date of state registration of the issue: ***17.10.2001***
Date of state registration of the issue report: ***10.12.2001***
Number of securities of the issue: ***600,000***
Nominal value of each security: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 600,000,000***

Type of yield: ***coupon yield on the 1st coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the date of bonds placement commencement up to the 95th day from the date of placement commencement (16.11.2001 – 19.02.2002)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 57.26***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 34,356,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 95th day from the bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 34,356,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 2nd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 95th up to the 186th day from the date of bonds of the issue placement commencement (19.02.2002 – 21.05.2002)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 53.6***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 32,160,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 186th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 32,160,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 3rd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 186th up to the 368th day from the date of bonds of the issue placement commencement (21.05.2002 – 19.11.2002)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 102.22***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 61,332,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 368th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 61,332,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 4th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 368th up to the 550th day from the date of bonds of the issue placement commencement (19.11.2002 – 20.05.2003)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 89.75***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 53,850,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 550th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 53,850,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: *coupon yield on the 5th coupon*
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 550th up to the 732nd day from the date of bonds of the issue placement commencement (20.05.2003 – 18.11.2003)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 89.75***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 53,850,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 732nd day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 53,850,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Redemption of the bonds of the issue
Amount that was payable per bond of the issue: ***RUR 1,000***
Total amount that was payable on all the bonds of the issue: ***RUR 600,000,000***
Form and other conditions of payment: ***in Russian Rubles, in cashless manner***
Time specified for payment (Redemption period for the bonds of the issue): ***one day (the 732nd day from the date of bonds of the issue placement commencement: 18.11.2003)***
Total amount paid on all the bonds of the issue: ***RUR 600,000,000***
Data on performance of the Issuer's obligations to redeem the bonds: ***performed in full amount***

(2) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing***
Securities form: ***certificated bearer bonds***
State registration No.: ***4-02-00194-A***
Date of state registration: ***25.06.2002***
Date of state registration of the issue report: ***15.08.2002***
Number of securities of the issue: ***600,000***
Nominal value of each security of the issue: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 600,000,000***

Type of yield: *coupon yield on the 1st coupon*
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the date of bonds placement commencement up to the 91st day from the date of placement commencement (23.07.2002 – 22.10.2002)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 49.86***

Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 29,916,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 91st day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 29,916,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: *coupon yield on the 2nd coupon*
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 91st up to the 273rd day from the date of placement commencement (22.10.2002 – 22.04.2003)***

Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 99.73***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 59,838,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 273rd day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 59,838,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 3rd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 273rd up to the 456th day from the date of placement commencement (22.04.2003 - 22.10.2003)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 90.25***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 54,150,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 456th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 54,150,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 4th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 456th up to the 638th day from the date of placement commencement (22.10.2003 - 21.04.2004)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 89.75***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 53,850,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 638th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 53,850,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 5th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 638th up to the 821st day from the date of placement commencement (21.04.2004 - 21.10.2004)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 80.22***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 48,132,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 821st day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 48,132,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 6th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 821st up to the 1003rd day from the date of placement commencement (21.10.2004 - 21.04.2005)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 79.78***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 47,868,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***

Time specified for payment of yields on the bonds of the issue: ***one day (the 1003rd day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 47,868,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Redemption of the bonds of the issue
Amount that was payable per bond of the issue: ***RUR 1,000***
Total amount that was payable on all the bonds of the issue: ***RUR 600,000,000***
Form and other conditions of payment: ***in Russian Rubles, in cashless manner***
Time specified for payment (Redemption period for the bonds of the issue): ***one day (the 1003rd day from the date of bonds of the issue placement commencement: 21.04.2005)***
Total amount paid on all the bonds of the issue: ***RUR 600,000,000***
Data on performance of the Issuer's obligations to redeem the bonds: ***performed in full amount***

(3) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing***
Securities form: ***certificated bearer bonds***
State registration No.: ***4-18-00194-A***
Date of state registration: ***01.08.2003***
Date of state registration of the issue report: ***14.10.2003***
Number of securities of the issue: ***2,000,000***
Nominal value of each security of the issue: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 2,000,000,000***

Type of yield: ***coupon yield on the 1st coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the date of bonds placement commencement up to the 183rd day from the date of placement commencement (16.09.2003 – 17.03.2004)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.92***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,840,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 183rd day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 123,840,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 2nd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 183rd up to the 366th day from the date of placement commencement (17.03.2004 - 16.09.2004)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.92***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,840,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 366th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 123,840,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 3rd coupon***

Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 366th up to the 549th day from the date of placement commencement (16.09.2004 - 18.03.2005)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.92***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,840,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 549th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***123 840 000 RUR***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 4th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 549th up to the 731st day from the date of placement commencement (18.03.2005 - 16.09.2005)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.58***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,160,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 731st day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 123,160,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 5th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 731st up to the 913th day from the date of placement commencement (16.09.2005 - 17.03.2006)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.58***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,160,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 913th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 123,160,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 6th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 913th up to the 1095th day from the date of placement commencement (17.03.2006 - 15.09.2006)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.58***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,160,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 1095th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 123,160,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Redemption of the bonds of the issue
Amount that was payable per bond of the issue: ***RUR 1,000***
Total amount that was payable on all the bonds of the issue: ***RUR 2,000,000,000***
Form and other conditions of payment: ***in Russian Rubles, in cashless manner***

Time specified for payment (Redemption period for the bonds of the issue): ***one day (the 1095th day from the date of bonds of the issue placement commencement: 15.09.2006)***
Total amount paid on all the bonds of the issue: ***RUR 2,000,000,000***
Data on performance of the Issuer's obligations to redeem the bonds: ***performed in full amount***

(4) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***04***
Type: ***interest-bearing***
Securities form: ***certificated bearer bonds***
State registration No.: ***4-19-00194-A***
Date of state registration: ***29.06.2004***
Date of state registration of the issue report: ***12.10.2004***
Number of securities of the issue: ***7,000,000***
Number of securities of the issue actually placed: ***5,622,595***
Nominal value of each security of the issue: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 7,000,000,000***
Amount of the securities placed in terms of nominal value: ***RUR 5,622,595,000***

Type of yield: ***coupon yield on the 1st coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the date of bonds placement commencement up to the 183rd day from the date of placement commencement (17.08.2004 – 16.02.2005)***

Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 69.19***

Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 389,027,348.05***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 183rd day from the date of bonds of the issue placement commencement)***

Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 389,027,348.05***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 2nd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 183rd up to the 366th day from the date of placement commencement (16.02.2005 - 18.08.2005)***

Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 69.19***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 389,027,348.05***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 366th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 389,027,348.05***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 3rd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 366th up to the 549th day from the date of placement commencement (18.08.2005 - 17.02.2006)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 69.19***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 389,027,348.05***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***

Time specified for payment of yields on the bonds of the issue: ***one day (the 549th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 389,027,348.05***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 4th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 549th up to the 732nd day from the date of placement commencement (17.02.2006 – 19.08.2006)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 69.19***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 389,027,348.05***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 732nd day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 389,027,348.05***

Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 5th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 732nd up to the 915th day from the date of placement commencement (19.08.2006 - 18.08.2007)***

Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 69.19***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 389,027,348.05***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 915th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 389,027,348.05***

Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

(5) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***05***
Type: ***interest-bearing***
Securities form: ***certificated bearer bonds***
State registration No: ***4-20-00194-A***
Date of state registration: ***15.06.2006***
Date of state registration of the issue report: ***17.10.2006***
Number of securities of the issue: ***3,000,000***
Number of securities of the issue actually placed: ***3,000,000***
Nominal value of each security of the issue: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 3,000,000,000***
Amount of the securities placed in terms of nominal value: ***3,000,000,000***

Type of yield: ***coupon yield on the 1st coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the date of bonds placement commencement up to the 182nd ay from the date of placement commencement (05.09.2006 – 06.02.2007)***

Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 40.34***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 121,020,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***

Time specified for payment of yields on the bonds of the issue: ***one day (the 182nd day from the date of bonds of the issue placement commencement)***

Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 121,020,000***

Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

(6) Type, series (class), form and other identifiers of securities:

Type of securities: ***bonds***

Bond series: ***1-I***

Type: ***interest-bearing***

Bond form: ***registered non-certificated***

State registration number of the bond issue: ***4-14-00194-A***

Date of state registration: ***11.10.2002***

Date of state registration of the bond issue report: ***14.01.2003***

Number of securities of the issue: ***80,000***

Nominal value of each bond of the issue: ***RUR 50***

Amount of bond issue in terms of nominal value: ***RUR 4,000,000***

Number of securities of the issue actually placed: ***22,674***

Amount of securities placed in terms of nominal value: ***RUR 1,133,700***

Redemption of the bonds of the issue

Amount that was payable per bond of the issue: ***RUR 50***

Total amount that was payable on all the bonds of the issue: ***RUR 1,133,700***

Form and other conditions of payment: ***in the currency of the Russian Federation; to individuals – against submission of passport; to legal entities – upon duly executed application for bonds redemption***

Time specified for payment (Redemption period for the bonds of the issue): ***from 01.10.2002 to 01.10.2003***

Total amount paid on all the bonds of the issue: ***RUR 1,006,300***

Data on performance of the Issuer's obligations to redeem the bonds: ***obligation was not performed in full amount due to the following reasons: failure of securities holders to appear in the Issuer's office for the purpose of bonds redemption in spite of timely placement of the relevant information in mass media. Bonded loan, series "1-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network.***

(7) Type, series (class), form and other identifiers of securities:

Type of securities: ***bonds***

Bond series: ***2-I***

Type: ***interest-bearing***

Bond form: ***registered non-certificated***

State registration number of the bond issue: ***4-15-00194-A***

Date of state registration: ***11.10.2002***

Date of state registration of the bond issue report: ***14.01.2003***

Number of securities of the issue: ***400,000***

Nominal value of each bond of the issue: ***RUR 50***

Amount of bond issue in terms of nominal value: ***RUR 20,000,000***

Number of securities of the issue actually placed: ***212,701***

Amount of securities placed in terms of nominal value: ***RUR 10,635,050***

Type of yield: ***interest yield***

Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***2002***

Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 1***

Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 212,661***

Form and other conditions of payment of yield on bonds: ***in the currency of the Russian Federation***
Time specified for payment of yields on the bonds of the issue: ***not specified***

Total amount of yields paid on all the bonds of the issue over the period, for which yield was paid: ***RUR 210,885***

Data on performance of the Issuer's obligations to pay yields: ***obligation was not performed in full amount due to the following reasons: failure of securities holders to appear in the Issuer's office to receive interest yield in spite of timely placement of the relevant information in mass media. Bonded loan, series "2-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network, rather than to receive interest yield.***

Type of yield: ***interest yield***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***2003***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***1 RUR***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 212,651***
Form and other conditions of payment of yield on bonds: ***in the currency of the Russian Federation***
Time specified for payment of yields on the bonds of the issue: ***not specified***
Total amount of yields paid on all the bonds of the issue over the period, for which yield was paid: ***RUR 130,387***
Data on performance of the Issuer's obligations to pay yields: ***obligation was not performed in full amount due to the following reasons: failure of securities holders to appear in the Issuer's office to receive interest yield in spite of timely placement of the relevant information in mass media. Bonded loan, series "2-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network, rather than to receive interest yield.***

Type of yield: ***interest yield***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***2004***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***1 RUR***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 212,641***
Form and other conditions of payment of yield on bonds: ***in the currency of the Russian Federation***
Time specified for payment of yields on the bonds of the issue: ***not specified***
Total amount of yields paid on all the bonds of the issue over the period, for which yield was paid: ***RUR 85,018***
Data on performance of the Issuer's obligations to pay yields: ***obligation was not performed in full amount due to the following reasons: low level of securities holders' appearance in the Issuer's office to receive interest yield in spite of timely placement of the relevant information in mass media. Bonded loan, series "2-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network, rather than to receive interest yield.***

Type of yield: ***interest yield***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***2005***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 1***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 148,427***
Form and other conditions of payment of yield on bonds: ***in the currency of the Russian Federation***
Time specified for payment of yields on the bonds of the issue: ***not specified***
Total amount of yields paid on all the bonds of the issue over the period, for which yield was paid: ***RUR 19,548***

Data on performance of the Issuer's obligations to pay yields: ***obligation was not performed in full amount due to the following reasons: low level of securities holders' appearance in the Issuer's office to receive interest yield in spite of timely placement of the relevant information in mass media. Bonded loan, series "2-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network, rather than to receive interest yield.***

Redemption of the bonds of the issue

Amount that was payable per bond of the issue: ***RUR 50***

Total amount that was payable on all the bonds of the issue: ***RUR 20,000,000***

Form and other conditions of payment: ***in the currency of the Russian Federation***

Time specified for payment (Redemption period for the bonds of the issue): ***from 01.08.2005 to 01.08.2006***

Total amount paid on all the bonds of the issue: ***RUR 13,539,975***

Data on performance of the Issuer's obligations to redeem the bonds: ***obligation was not performed in full amount due to bondholders' failure to appear in the Issuer's office to receive the bonds nominal value. Bonded loan, series "2-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network out of turn.***

(8) Type, series (class), form and other identifiers of securities:

Type of securities: ***bonds***

Bond series: ***6-K***

Type: ***interest-bearing***

Bond form: ***registered non-certificated***

State registration number of the bond issue: ***4-08-00194-A***

Date of state registration: ***11.10.2002***

Date of state registration of the bond issue report: ***14.01.2003***

Number of securities of the issue: ***499***

Nominal value of each bond of the issue: ***RUR 1,500***

Amount of bond issue in terms of nominal value: ***RUR 748,500***

Type of yield: ***interest yield***

Period, for which yields on the bonds of the issue were paid: ***bond circulation period***

Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 1.50***

Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 748.50***

Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cash or by bank transfer to the current account with the bank***

Time specified for payment of yields on the bonds of the issue: ***18.04.2006 – 18.04.2007***

Total amount of yields paid on all the bonds of the issue over the period, for which yields were paid: ***RUR 631.50***

Data on performance of the Issuer's obligations to pay yields: ***not performed in full amount through the absence or change of place of residence by the bondholders. 6-K series bonded loan was a "telephone" one and the main goal for the bondholders to purchase the securities was not interest yield but access to the telephone network.***

Redemption of the bonds of the issue

Amount that was payable per bond of the issue: ***RUR 1,500***

Total amount that was payable on all the bonds of the issue: ***RUR 748,500***

Form and other conditions of payment: ***in Russian Rubles, in cash or by bank transfer to the current account with the bank***

Time specified for payment (Redemption period for the bonds of the issue): ***18.04.2006 – 18.04.2007.***

Total amount paid on all the bonds of the issue: ***RUR 631,500***

Data on performance of the Issuer's obligations to pay yields: ***not performed in full amount through the absence or change of place of residence by the bondholders. 6-K series bonded loan was a "telephone" one and the main goal for the bondholders to purchase the securities was not interest yield but access to the telephone network.***

(9) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***7-K***
Type: ***interest-bearing***
Securities form: ***registered uncertified***
Registration No.: ***4-09-00194-A***
Date of state registration: ***11.10.2002***
Date of state registration of the issue report: ***14.01.2003***
Number of securities of the issue: ***499***
Nominal value of each security of the issue: ***RUR 1,500***
Amount of securities of the issue in terms of nominal value: ***RUR 748,500***

Type of yield: ***interest yield***
Period, for which yields on the bonds of the issue were paid: ***bond circulation period***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 1.50***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 748.50***
Form and other conditions of payment: ***in Russian Rubles, in cash or by bank transfer to the current account with the bank***
Time specified for payment of yields on the bonds of the issue: ***18.04.2006 – 18.04.2007***
Total amount of yields paid on all the bonds of the issue over the period, for which yields were paid: ***RUR 655.50***
Data on performance of the Issuer's obligations to pay yields: ***not performed in full amount through the absence or change of place of residence by the bondholders. 7-K series bonded loan was a "telephone" one and the main goal for the bondholders to purchase the securities was not interest yield but access to the telephone network.***

Redemption of the bonds of the issue
Amount that was payable per bond of the issue: ***RUR 1,500***
Total amount that was payable on all the bonds of the issue: ***RUR 748,500***
Form and other conditions of payment: ***in Russian Rubles, in cash or by bank transfer to the current account with the bank***
Time specified for payment (Redemption period for the bonds of the issue): ***18.04.2006 – 18.04.2007.***
Total amount paid on all the bonds of the issue: ***RUR 655,500***
Data on performance of the Issuer's obligations to pay yields: ***not performed in full amount through the absence or change of place of residence by the bondholders. 7-K series bonded loan was a "telephone" one and the main goal for the bondholders to purchase the securities was not interest yield but access to the telephone network.***

8.10. Other data

No other data is available.

No 82-5198

CENTRAL

TELECOMMUNICATION

COMPANY

CENTERTELECOM

ANNUAL REPORT

2006

CENTRAL TELECOMMUNICATION COMPANY

CENTERTELECOM

TABLE OF CONTENTS

KEY PERFORMANCE INDICATORS

KEY ECONOMIC FIGURES	2006	2005	CHANGE, %
Revenues from ordinary activity, RUR mln	28,395.26	27,593.61	+2.91
Expenses on ordinary activity, RUR mln	21,212.27	21,662.21	-2.08
Depreciation, RUR mln	3,767.38	3,363.84	+12.00
CAPEX , RUR mln	3,774.41	5,311.51	-28.94
EBITDA*, RUR mln	9,783.38	7,186.11	+36.14
Profit on sales, RUR mln	7,182.99	5,931.40	+21.10
Net profit, RUR mln	2,047.85	654.92	+212.69
Basic earnings per share, RUR	1.16797	0.37267	+213.41
EBITDA margin	34.45%	26.04%	-
Profitability ratios on sales profit	25.30%	21.50%	-
Profitability ratios on net profit	7.21%	2.37%	-
Net Debt/EBITDA	1.9**	2.8	-
Share price at year end, USD	0.77	0.53	+45.28

* *EBITDA is calculated as earnings before taxes plus interest payable plus depreciation plus leasing payment, minus interest receivable*

** *Excluding bills of exchange, issued within the framework of leasing expenses decrease program*



29
27
25
23
21
19
17
15
24.96
27.59
28.40
2004
2005
2006

Revenues, RUR billion



12
10
8
6
4
2
0
5.38
7.19
9.78
2004
2005
2006

EBITDA, RUR billion



2,500
2,000
1,500
1,000
500
0
397.7
654.9
2,047.9
2004
2005
2006

Net Profit, RUR million

KEY PERFORMANCE INDICATORS	2006	2005	CHANGE, %
Number of employees	56,317	65,208	-13.63
Number of lines	6,633,266	6,465,532	+2.59
Number of lines per employee ***	111	100	+11
Installed capacity of telephone network, numbers	6,983,115	6,950,668	+0.47
incl. urban telephone network, numbers	5,957,476	5,925,075	+0.55
incl. rural telephone network, numbers	1,025,639	1,025,592	+0.01
Activated capacity of telephone network, numbers	6,609,951	6,483,569	+1.95
incl. urban telephone network, numbers	5,686,507	5,577,311	+1.96
incl. rural telephone network, numbers	923,444	906,258	+1.90
Input of installed capacity, numbers	193,662	281,689	-31.25
Level of digitization of local telephone network, numbers	52.8%	50.9%	-
incl. urban telephone network, numbers	58.1%	56.3%	-
incl. rural telephone network, numbers	22.1%	20.1%	-
Number of automatic telephone exchanges	8,452	8,516	-0.71
Number of ADSL-Internet users	115,052	16,619	+592.29
Length of fiber-optic inter-zone communications lines, km	15,555.2	14,875.8	+4.57

*** *calculated using the figure «average number of employees», which numbered 59,352 and 64,358 people in 2006 and 2005 respectively*



70
65
60
55
50
45
40
35
30
25
67.4
65.2
56.3
2004
2005
2006

Employees, thousand people



120
110
100
90
80
70
60
50
91
100
111
2004
2005
2006

Number of lines per employee



0.25
0.2
0.15
0.1
0.05
0
0.0630084
0.0674191
0.19996221
2004
2005
2006

Share dividend, RUR

COMPANY PROFILE

Open Joint-Stock Company «Central Telecommunications Company» (CenterTelecom) is the largest fixed line communications operator in the Russian Federation, providing a wide range of communications and Internet services to private individuals, corporate clients and governmental bodies in the Central Federal District. The Company's history dates from 1890. Today CenterTelecom has 15 branches formed in the course of the Company's reorganization that merged 17 leading regional operators on the basis of the Moscow region communications operator. Svyazinvest Holding is the Company's major shareholder. CenterTelecom successfully operates in all segments of the telecommunications market providing local and inter-zone telephone services, electronic documentary interchange, data communications, intellectual services, ISDN, dial-up and dedicated Internet access as well as cable television, wired and air broadcasting, and communications channel leasing.

The perfection and promotion of multiservice networks, development of service packages and rates for different categories of users, the development of interregional and transport communications networks are among the strategic directions of CenterTelecom's development.

Since the confidence of investors and partners is very important for the Company, CenterTelecom's management continuously improves corporate standards of information disclosure, and is working to increase the transparency of its operations. Currently the Company reports in accordance with RAS and IAS standards (CenterTelecom's auditor is Ernst &Young).

CenterTelecom is a public company whose stock is traded on the Russian Trading System, Moscow Interbank Currency Exchange and is placed at exchanges world-wide through an ADR program. Investor confidence and the efficiency of the investment policy allow the Company to raise domestic capital. The Company has «B» («Stable» forecast) and «ruBBB+» long-term credit rating according to the Russian scale of credit rating (by Standard&Poor's). Fitch Ratings international rating agency assigned priority uncovered rating in the foreign currency «B-» («Positive» forecast), short term rating in the foreign currency «B» as well as a national rating «BB+» (rus) («Positive» forecast) to the Company.

The management assigns a high priority to the improvement of the system of corporate governance. An important assessment of positive changes in this field is the «A» («High») rating, assigned by the Russian Institute of Directors (RID) and Expert RA rating agency consortium.

The Company successfully performs in accordance with the certified quality management system. The GOST R certificate, received from the National Certification System states that the quality management system meets requirements in respect of telecommunications services as fixed in GOST R ISO 9001-2001 (ISO 9001:2000) and demonstrates the high management level of the Company and its position in the telecommunications market. The integrated interregional Company currently employs over 56,000 people. CenterTelecom HR policy aims at the development of a highly qualified team, harmonious professional development and improvement of the incentive system.

A single corporate policy, introduction of advanced technologies and modern forms of conducting business allow the Company to securely hold leading positions in the Russian telecommunications market.

MISSION AND STRATEGY

CenterTelecom, being the largest telecommunications operator of the Central Federal District (CFD), sees its mission as offering the most modern and high quality telecom solutions and world-class service in the CFD of the Russian Federation.

The Company seeks to:

- meet clients' requirements and create a single communications field in the regions of the Central part of Russia;
- take part in creating new markets, introducing new communications technologies in the CFD;
- secure increased revenues for the shareholders and contribute to the development of the society in which the Company operates;
- develop long-term mutually beneficial relations with partners on the principles of mutual trust, fair play and transparency;
- secure all necessary conditions to lead each staff member to his or her full potential.

The Company's activity is aimed at:

- development of Russia's economy by means of creating an information infrastructure in the CFD;
- providing a modern telecommunications structure in the CFD, corresponding to the development rates of business and personal needs;
- increasing the well-being and level of communications state of the population by means of providing high-quality communications services and access to information resources;
- increased Company profitability in order to become more attractive for investment;
- creation of a flexible corporate structure, meeting current requirements and helping each staff member to reach his or her full creative potential.

Strategic lines and development perspectives:

- Raising competitiveness and securing increases revenues:
  - retention of a significant position in the communications market of the CFD;
  - preserving a leading position in the traditional services sector;
  - strengthening of competitiveness in the new services market, qualitative change of the profit structure due to expansion of the range of services;
  - improvement of the tariff policy and increased client service quality;
  - increasing the levels of cooperation with affiliated operators.
- Increasing operating efficiency:
  - corporate restructuring;
  - optimization of staff-related expenses;
  - lowering of operating costs, strict control over general and administrative expenditures.
- Technical development:
  - development of the next generation network (NGN);
  - effective use of the "last mile";
  - reform of the billing system;
  - lowering of operating costs;
  - maintaining an optimal investment level.
- Realization of the financial strategy:
  - strengthening of the Company's financial status;
  - reduction of debt load and lowering of debt service costs;
  - restructuring of investments into affiliated companies;
  - raising the management efficiency of circulating capital.

ADDRESS TO SHAREHOLDERS



Sergey Vladimirovich Pridantsev

General Director, CenterTelecom

Alexander Nikolaevich Kiselev

Chairman of the Board of Directors, CenterTelecom

General Director, Svyazinvest



Dear shareholders,

The year 2006 is now behind us. It was both an exciting and a difficult year. A year of dramatic restructurings in the Russian communications sector, a year of new possibilities and prospects, original ideas and solutions. We've spent this year geared to achieving CenterTelecom's strategic goals, among which are modernization of the core telecommunications assets, raising management efficiency, increased profitability, and improving the well-being of our shareholders.

In the first half of 2006, a new, young, ambitious, and as the annual results show, successful management team joined CenterTelecom. Increased business development rates, preparation and realization of events aimed at the financial recovery of the Company, and optimization of the personnel capacity, along with an effective marketing program promoting the new DOMOLINK brand – all these and other strategically important goals, set by the management, were highly appreciated by the business community. The Company's market value rose by almost 50% year-on-year and reached USD 1.47 billion.

Last year's work results show that we have managed to achieve significant improvements in the financial and economic indicators for CenterTelecom. The Company's revenues reached almost RUR 28.4 billion (over USD 1.1 billion), and net profit finally, after many years, exceeded the benchmark of RUR 2 billion (over USD 78 million). Financial results of the work have allowed CenterTelecom to regularly increase the absolute dividend value. The Company's Board of Directors recommended the payment of RUR 520 million in dividends for 2006, which is 25.39% of net profit for 2006. Dividend yield is guaranteed at 2.50% and 0.79% for preferred and common shares, respectively.

It should be noted that in 2006 the legislation regulating the activity of the Russian communications market participants underwent a dramatic change. In particular, a number of sublaws to the federal law «About Communications» came into force, in accordance to which CenterTelecom no longer is allowed to provide long-distance and international calling service. However, the Company's management appropriately focused on the income from «new» telecommunications services. Owing to the hard effort of the whole staff, the income basis did not decrease, but even managed to increase.

The DOMOLINK project, widely implemented in 2006 in six regions of Central Russia, resulted in an over seven-fold increase in the number of broadband ADSL Internet access users due to the high quality of services, as well as active marketing communications and modern methods of sales system organizing. The number of users increased from 16,619 to 115,052 individuals. Income from broadband Internet access rose by 43.44%. Within 2007 we plan to increase the number of subscribers to 260,000 by means of geographical expansion of the project and promotion of the number of extra interactive services.

Changes in the sectoral legislation also made it necessary

to bring contract relations with mobile, long distance, international and local communications operators up to date in compliance with the new regulations. Altogether in 2006 CenterTelecom signed 600 operator contracts. The signed contracts made the settlement system more open and transparent.

In 2006 CenterTelecom's management decided to halt basing its investment programs on the attraction of external loans. The newly developed and currently used financial strategy has already permitted not only a reduction in external debt and its impacts on net income, but also a serious restructuring of debt load. As a result of the Company management's efforts CenterTelecom managed to significantly reduce the interest rates in the credit portfolio within the 12 months of 2006, along with a reduction of refinancing risk.

Within the framework of implementation of CenterTelecom's financial strategy, in September 2006 the Company successfully placed its 05 series bonds amounting to RUR 3 billion, and then, for the first time in the Company's history, with arrangement by Deutsche Bank, completed financing in the amount of USD 115 million. We believe that the successful conduct of such large borrowings, allowing the restructuring and refinancing of debt demonstrates the level of trust in CenterTelecom within the Russian and foreign investment community.

In 2006 CenterTelecom took part in the realization of the priority national project «Education» by helping to provide broadband internet access at CFD educational institutions. By year-end the Company has provided Internet access at 4,572 schools. In addition, in 2006 CenterTelecom was recognized as winner of a tender for the provision of universal telephone services using payphones in the Belgorod, Tula, Smolensk and Tver regions of the Russian Federation, and had already begun to provide this service in the first three regions.

As for technical development, the priority was to improve the network infrastructure in the Central Federal District. This helped to form a database to further promote the DOMOLINK project in all regions covered by the Company, as well as to attract new users of modern telecommunications services among large corporate customers. Additionally, the waiting list for telephone installation was reduced by 30%.

Considering the rising level of the Company's technical development and its need to increase performance efficiency, in 2006 the management carried out the first stage of the personnel capacity optimization program. Thus, the number of employees was reduced by 13.6% to 56,317 people. Reorganization of the Company's business structure and transition to the business process management method allowed the development of a base for centralized management of material, human, financial and information resources.

CenterTelecom was recognized as a leader among corporate buyers in the National Rating of Purchase Transparency 2006. Within the framework of a program aimed at gaining control over expenditures, the Company's management was particularly attentive to the use of an alternative, electronic trade system. This instrument allowed a reduction in charges for 'live' trading, as well as greater effectiveness in the use of funds due to higher competition among suppliers. The highest transparency level assigned to CenterTelecom's corporate purchasing system shows that the purchasing activity of the Company is characterized by high economic efficiency, responds to the principles of transparency and information openness of purchase operations, and is also noteworthy for responding to the conditions of the key markets of products purchased by it.

Today CenterTelecom is a successful and profitable Company. Management's and each staff member's efforts are aimed at solving such major tasks as liquidation of the digital imbalance in the regions of Russia's Centre, as well as providing the most modern world-standard telecommunications services to everyone – citizens, businesses, governmental bodies. And their efforts are being rewarded.

We would like to thank all staff members of CenterTelecom for their conscientious work, and also to thank our shareholders and investors for their active participation in the Company's activity. We are convinced that teamwork involving all staff members, as well as the support of shareholders, will continue contributing to the strengthening of CenterTelecom's leading position in the Central Federal District of Russia communications services market, as well as secure realization of all strategic plans of the management and further growth of the Company's value.

Moscow, 10 May 2007

KEY 2006-2007 EVENTS

January 2006

CenterTelecom's BoD terminates the authority of the Company's General Director Ruben A. Amaryan.

CenterTelecom's BoD appoints Sergey V. Pridantsev as new General Director. A number of appointments to key positions of the Company are made.

February 2006

CenterTelecom BoD approves the revised version of the Company's Corporate Governance Code.

CenterTelecom's Management Board approves a Regulation on work with shareholders in CenterTelecom's branches.

CenterTelecom quits its participation in the authorized capital of CJSC «Smolensk Cellular Communication», CJSC «Belgorod Cellular Communication» and CJSC «Lipetsk Mobile» and sells the shares of these companies.

CenterTelecom's Board of Directors makes the decision to form a Management Board for the period starting February 9, 2006 to August 1, 2006, consisting of nine members.

CenterTelecom pays the 3rd coupon on interest-bearing documentary non-convertible series 04 bearer bonds at the rate of RUR 389,027,348.05.

March 2006

CenterTelecom pays the 5th coupon on interest-bearing documentary non-convertible series 03 bearer bonds at the rate of RUR 123,160,000.

The Russian Institute of Directors (RID) and Rating Agency «Expert RA» confirm the National Corporate Governance Rating of CenterTelecom at «A» level.

April 2006

The Board of Directors of CenterTelecom approves the issue of the Prospectus for interest-bearing certified non-convertible series 05 bearer bonds. The number of bonds is 3,000,000 (three million), the par value is RUR 1,000 (one thousand) per bond.

CenterTelecom is recognized as a winner of the tender on the provision of universal telephone services using payphones in the Belgorod and Tula regions of the Russian Federation.

CenterTelecom concludes a State contract allowing it to provide communications services to the Central Interregional Territorial Administration on Technical Regulating and Metrology.

May 2006

As of May 12, 2006, the final list of people allowed to take part in the AGM of CenterTelecom shareholders is complete.

June 2006

CenterTelecom takes 59th place in the list of «100 largest companies of Eastern Europe», according to the Financial Times newspaper.

Fitch Ratings confirms the long-term credit rating of CenterTelecom in foreign currency at «B-», and raises the forecast from «Negative» to «Stable.» The short-term credit rating in foreign currency is confirmed at «B». The national rating of the Company was raised from «BB (rus)» to «BB+ (rus)».

CenterTelecom quits its participation in affiliated company LLC VladPage due to its liquidation.

FFMS of Russia registers the issue and prospectus of interest-bearing certified non-convertible series 05 bearer bonds of CenterTelecom.

CenterTelecom sets tariffs for calls from telephone sets on fixed-line communications network to mobile communication networks subscribers (cell phones).

CenterTelecom sets tariffs for interconnection service and traffic transit services within the public telephone network in accordance with the prices set by the Federal Supervision Service for Communications.

On June 28, 2006 the Annual General Meeting of OJSC «CenterTelecom» Shareholders is held.

July 2006

CenterTelecom summarizes the results of its activities in 2005 according to International Financial Reporting Accounting Standards (IFRS).

An awards ceremony recognizing the 50,000th subscriber to broadband Internet access via ADSL 2+ DOMOLINK technology takes place at CenterTelecom's Kaluga branch.

CenterTelecom and the Government of the Kaluga

Region sign an agreement for cooperation in the development of a telecommunications infrastructure of information technology in the region, meeting current requirements of governmental authorities, as well as economic and security agencies, and also improving the living standards of the population.

The decision is made to create the Interregional Trade Union Organization of CenterTelecom during the Foundation Conference.

In accordance with a decision of CenterTelecom's BoD, Committees of the Board of Directors of the Company are formed.

CenterTelecom holds the first electronic auction for the right to supply stationery for the needs of the Company's Moscow branch.

CenterTelecom's BoD decides to form a Managing Board effective from August 2, 2006 to August 1, 2007.

August 2006

CenterTelecom wins a tender for the right to provide universal telephone communication service with the use of payphones in the Smolensk region.

In accordance with a Moscow Arbitration Court decision, during the third quarter of 2006 the Finance Ministry of Russia partly settles the federal budget's debt for telecommunications service, provided by CenterTelecom to the privileged citizen's category in 2001-2004, in the mount of RUR 675.24 million.

CenterTelecom pays out 2005 dividends on A type preferred shares in the amount of RUR 0.1270937 per share.

Effective 19 August, 2006 (actually on 21 August, the first subsequent working day) CenterTelecom paid the 4th coupon on interest-bearing documentary non-convertible series 04 bearer bonds at the rate of RUR 389,027,348.05. Amount of interest pays per bond is 69.19 rubles.

September 2006

CenterTelecom completes the placement of interest-bearing certified non-convertible series 05 bearer bonds with mandatory centralized storage. The number of bonds is 3,000,000; the par value is RUR 1,000 per bond.

CenterTelecom pays the coupon yield on the 6th coupon and redeems interest-bearing documentary non-convertible pay-to-bearer series 03, thus fully executing its obligations

CenterTelecom's BoD approves a revised Regulation on the Corporate Secretary and the Corporate Secretary's Office.

CenterTelecom starts providing universal telecommunications services in the Tula and Belgorod regions.

October 2006

CenterTelecom takes part in the 6th international exhibition «Infocommunications of Russia XXI Century» (Infocom 2006). As part of the exhibition a seminar is arranged for VIP clients, entitled «Dialogue with the client. Experience of mutually beneficial cooperation.»

Fitch Ratings changes CenterTelecom's outlook to «Positive» from «Stable», confirming its rating at «B-». CenterTelecom's short-term rating is affirmed at «B».

Standard&Poor's Ratings Services raises its long-term corporate credit rating on CenterTelecom to «B» from «B-» (with «Stable» outlook) as well as its long-term Russian national scale rating to «ruBBB+» from «ruBBB-».

CenterTelecom completes a USD 115-million financing, organized by Deutsch Bank.

November 2006

CenterTelecom announces key highlights of the Company's new Financial Strategy for 2006-2009.

CenterTelecom starts implementation of works aimed at switching the Company subscribers who have telephone numbers with the code of geographically defined numbering area ABC=495, to telephone numbers with the codes of geographically defined numbering areas ABC=498 and 496.

According to the results of the annual survey of Russian companies' information transparency conducted by Standard&Poor's, CenterTelecom is included in the list of leaders and takes 19th place among 70 Russian participants in the survey.

CenterTelecom fulfills obligations on acquisition of interest-bearing documentary non-convertible series 04 bearer bonds. Holders have not used their right to

present the bonds for redemption.

International rating agency Standard & Poor's raises CenterTelecom's Corporate Governance Score (CGS) from CGS – 4+ to CGS – 5 on the International Scale and from CGS – 4.9 to CGS – 5.0 on the Russian National Scale.

The Board of Directors of CenterTelecom makes the decision to change the Company's Management Board.

December 2006

The Administration of the Smolensk Region and CenterTelecom sign a Cooperation Agreement in the sphere of information technologies and communications development in the region.

New tariffs and tariff plans for local telephone communication services, which come into force on February 1, 2007, are set by CenterTelecom.

The Russian Institute of Directors (RID) and Rating Agency «Expert RA» confirm the National Corporate Governance Rating of CenterTelecom at «A» level.

CenterTelecom is recognized as a leader in «corporate buyers» category of the National Rating of Purchase Transparency.

CenterTelecom provides ADSL Internet access to 4,752 educational institutions in the CFD regions.

An awards ceremony recognizing the 100,000th subscriber to broadband Internet access via ADSL 2+ DOMOLINK technology takes place at CenterTelecom's Kaluga branch.

CenterTelecom pays out 2005 dividends on common shares in the amount of RUR 0. 0674191 per common share.

The number of subscribers of broadband Internet access via ADSL 2+ technology service promoted by CenterTelecom under the DOMOLINK brand exceeds 115,000 users in 2006.

CenterTelecom signs an agreement with the Finance Ministry of Russia for the settlement of outstanding debts by means of their restructuring and simultaneous €5.1 million debt forgiveness on penalty interest.

CenterTelecom is recognized as a winner of a tender to provide universal services of telephone communication through payphones in the Tver region.

CenterTelecom and Rosgosstrakh sign an agreement on communications services.

2007

February 2007

A Collective Agreement of CenterTelecom is signed for 2007-2009.

The Russian Federal Property Fund sells 15,135,627 nominal ordinary shares of CenterTelecom at an auction, representing 7.2 % of authorized capital and 9.6% of voting shares.

The Court of Arbitration of Moscow passes a judgment on groundlessness of the main part of tax claims raised by the Interregional Inspectorate No.7 of the Federal Tax Service of the Russian Federation for large taxpayers against CenterTelecom on the basis of the results of a field tax audit of activities of the Company in 2002-2003. In accordance with the judgment, CenterTelecom is required additionally pay taxes to the federal budget in the amount of RUR 12.436 million only.

In the course of implementation of Federal Law № 126-FZ «Regarding Communications» dated 7 July, 2003, and in accordance with Order № 637 of the Government of the Russian Federation dated 24 October, 2005 «Regarding the State Regulation of Tariffs for Public Communications and Mailing Services» CenterTelecom offers three tariff plans for users of local telephone lines, effective from 1 February, 2007.

March 2007

The Board of Directors of CenterTelecom approves lists of candidates to the Board of Directors and the Audit Commission of the Company.

The number of subscribers of broadband internet access service via ADSL 2+technology, promoted under the trademark DOMOLINK, exceeds 150,000 users.

CenterTelecom is recognized as a winner of a Federal Communication Agency tender for the right to provide universal telephone communications service through payphones in the Ivanovo, Kostroma and Yaroslavl regions.

In the first quarter of 2007 CenterTelecom provides access to the Internet for 1,667 educational institutions of CFD.

April 2007

Starting April 1, 2007 CenterTelecom transfers its local telephone subscribers to the closed numbering (ie, long prefix) dialing system for inter-zonal telephone connections.

EVENT OF THE YEAR – DOMOLINK

In April 2006 CenterTelecom announced the launch of its new DOMOLINK project. The company began the promotion of the new service – broadband Internet connection on the basis of ADSL2+ technology under the DOMOLINK brand – in six regions of the Central Federal District, namely the Belgorod, Voronezh, Kaluga, Lipetsk, Moscow and Tula regions. Fast growth of the subscriber base and huge interest from potential and existing users in the potential of ADSL access confirmed the accuracy of the management's forecasts on the necessity and timeliness of such a service launch.

Increasing the number of ADSL access service users became one of the most important directions of CenterTelecom's activities in 2006. Among the key factors providing for the successful promotion of the DOMOLINK brand were a comprehensive marketing strategy, thorough analysis of Internet access providers' services in central regions of Russia, implementation of the latest methods for organizing sales, control over the project development by CenterTelecom management, high quality of the service and guaranteed technical maintenance. The company developed combined tariff plans structure for broadband access services. Tariffs for various regions were established depending on competition in the region, level of payment capacity of the region's population and the cost of external traffic purchased from outside operators.

During the eight months of project implementation the number of ADSL subscribers rose by more than 700% - from 16,619 in early 2006 to 115,052 in December 2006. At the same time the number of new contracts concluded for this service in November-December 2006 was more than 5,500-6,000 subscribers per week (in April-May 2006 there were only 500 new contracts

DOMOLINK

high-speed internet access

www.domolink.ru



per week). CenterTelecom plans to expand significantly the geography of ADSL access service availability in 2007 and intends to actively promote the project in other regions where the company operates. According to CenterTelecom managers' estimates, the number of subscribers for ADSL access service provided by CenterTelecom will reach 260,000 people in late 2007.

In the future CenterTelecom plans to provide under the DOMOLINK brand not only Internet access, but also a number of interactive services such as IPTV, online games, VoD, PVR, etc. The ultimate goal of the DOMOLINK project is to provide a platform for customer-programmed TV and radio, using content supplied through the Internet, and also receive Russian and foreign entertainment programs, sport and other TV channels. According to management estimates, the development of such promising services will be advantageous for both the company's business and its customers.

CenterTelecom xDSL Internet users dynamics



300,000
275,000
250,000
225,000
200,000
175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
6,232
16,619
115,052
260,000
+592%
+126%
2004
2005
2006
2007F
Increase of number of subscribers, %




Kostroma
Yaroslavl
Tver
Ivanovo
Vladimir
MOSCOW
Smolensk
Kaluga
Tula
Ryazan
Bryansk
Orel
Lipetsk
Tambov
Kursk
Voronezh
Belgorod
DOMOLINK
s present now
DOMOLINK
s planned to 2009.






ЦЕНТРТЕЛЕКОМ





KEY OPERATION RESULTS FOR 2006 AND TASKS FOR 2007-2008

RESULTS FOR 2006 | **TASKS FOR 2007-2008**

RETAINING LEADING POSITIONS IN THE TELECOMMUNICATIONS MARKET OF THE CENTRAL FEDERAL DISTRICT

Results for 2006

- Increased company revenues by RUR28.4 billion – considering the size of the overall Central Federal District market – of RUR37.3 billion (excluding Moscow and mobile operators revenues).
- The company's share in the Central Federal District market (excluding mobile operators) – 74.6%.
- Number of telephone communications users reached 6.6 million.
- Number of broadband Internet connection service users reached 115,052 people.

Tasks for 2007-2008

- Maintaining significant position in Central Federal District market (excluding Moscow) and gaining at least 39.7% market share.
- Qualitative change of profits through increased share in high value-added services (Internet access, data transmission, intellectual telecommunication network services, TV) by 12% in 2008.
- Strengthening of positions among corporate users.

EXTERNAL DEBT RESTRUCTURING AND REFINANCING

Results for 2006

- The company approved a financial strategy aimed at improving the debt structure, decreasing debt costs and expanded access to the international debt market.
- The company placed bond issue series 05 for RUR3 billion.
- The company received a RUR2.7 billion loan.
- CenterTelecom for the first time received a USD 115 million international CLN (Construction Loan Note) loan for 4 years. The loan's organizer is Deutsche Bank.
- The company signed an amicable agreement with the Ministry of Finance of the Russian Federation providing for restructuring of the company's debt and simultaneous €5.1 million debt forgiveness on penalty interest.
- CenterTelecom implemented early debt payment on the sum of RUR6.511 billion with high interest rates.

Tasks for 2007-2008

- Further reduction of debt burden.
- Realization of financial strategy in achieving optimal debt structure and decreasing debt cost.

OPTIMIZATION OF EMPLOYEE NUMBERS AND INCREASED EFFICIENCY OF CENTERTELECOM'S MANAGEMENT SYSTEM

Results for 2006

- The company developed a model of organizational structure providing for a switch from line management structure to a structure developed on the basis of the company's basic and auxiliary businesses.

Tasks for 2007-2008

- Completion of the process of switching to processing management approach allowing to increase management efficiency and reduce the number of management levels.

RESULTS FOR 2006	TASKS FOR 2007-2008
OPTIMIZATION OF EMPLOYEE NUMBERS AND INCREASED EFFICIENCY OF CENTERTELECOM'S MANAGEMENT SYSTEM	
▪ First stage of the program of staff redundancies is implemented. It led to 13.6% reduction in head count. ▪ The company changed the system of non-state pension coverage. ▪ Interregional trade union organization was founded at a CenterTelecom conference. ▪ The company determined stages of formation of a Corporate Development Center.	▪ Integration of the personnel incentive system on the basis of the 'Management by Objectives' (MBO) method and 'Key Performance Indicators' (KPI). ▪ Realization of the program of personnel number optimization providing 12.5% staff reduction in 2007. ▪ 12% increase in average salary. ▪ Implementation of a complex personnel assessment and development system.

RISK FACTORS

Key risk factors mentioned in this section can have impacts on operational activities of CenterTelecom and its financial results. The management's estimates and forecasts included in the annual report should be regarded taking into consideration estimations in this section. Moreover, factors which do not currently influence the company's operations can become significant in the future.

Key risk factors of the industry taken into consideration by CenterTelecom's management are:

- Simplification of the licensing procedure, which lets new business rivals into the industry;
- Integration of alternative telecommunications operators into major interregional holding companies;
- Active expansion by major telecommunications operators who aggressively capture the most profitable consumer sectors in Russian regions;
- Growth in the trend of fixed line telecommunications being replaced by mobile telecommunications.

Changes in the current situation at branch level and the company's market position can be caused by the following additional risk factors in the internal and external markets.

Local market factors:

- Excessive rouble devaluation in comparison with rates of tariff growth leading to growth in negative exchange rate disparity and rising foreign currency debts;
- Changes to the terms of tariff regulation for connection services and outside traffic services;
- Economic risks associated with the Russian economic and political situations in general including the level of macroeconomic instability in the country, the possibility of legislative changes which can lead decreased CenterTelecom profit, and also the possibility of toughening of the taxation procedure.

External market factors:

- Decreased business sector demand related to falls in world oil and non-ferrous metals prices;
- A rise in the foreign currency rate can lead to higher expenditures for equipment purchases and influence the company's efficiency;
- Changes in customs rules can also cause price rises for equipment purchases.

CenterTelecom's management takes into consideration the potential negative consequences of these factors and is taking measures for the minimization of these risks.

KEY DIRECTIONS OF THE COMPANY'S ACTIVITIES

BRIEF OVERVIEW OF CURRENT SITUATION IN THE RUSSIAN TELECOMMUNICATIONS INDUSTRY

According to the 2006 operating results there was a stable rate of growth in all segments of the Russian telecommunications industry. The industry is one of the fastest developing not only in Russia but also in the global telecommunications market. The total value of the Russian telecommunications market in 2006 reached almost RUR750 billion. According to experts' estimates, this stable growth in the industry will continue in medium term as a result of the high potential of infrastructure development in the Russian regions.

The telecommunications sector holds top positions in Russia's ratings of the most attractive sectors for investors. In 2006 foreign investments rose significantly and reached more than RUR110 billion. In 2006 major new projects in cable TV, optical networks and wireless broadband Internet access have been put into operation.

In recent years, and in particular in 2006, the structure of the telecommunications industry started changing in line with basic trends in world market development. The main growth factor in the Russian telecommunications industry is mobile telecommunications and documentary communication services – Internet access, data transmission and IP-telephony. At the same time, high levels of support of traditional communications services remains important. This is confirmed by the quite low rate of growth in the number of fixed line telephone outlets per 100 people in Russia: in 2005 there were 30 outlets per 100 people, in 2006 – 31.2. Development of telecommunications infrastructure is complicated by the need for additional work.

To date digitalization of Russian fixed line networks has reached 63%. This is restraining the implementation of new technologies in smaller towns and the countryside and expands the digital gap. Major telecommunications companies are working on development and improvement of infrastructure of fixed line communications in distant regions – this is one of priority tasks as well as the development of new technologies.

A new scheme for the Russian telecommunication industry has been created from scratch within the past five-six years. The legislation regulating the telecommunications industry now approaches the best international standards and even coincides with them in many cases. In 2006 new rules on the situation in the Russian telecommunications market came into effect. In particular, in January 2006 new rules governing the connection and rendering of local, inter-zonal, and long distance telephone communications services came into force. At the same time for the first time in the industry the rules of rendering data transmission and mobile communication services were also approved. This is very important considering the high rate of development of these segments.

Practical implementation of the principle of non-discriminatory access to telecommunications networks provided by the Federal Law "About Communications" was an important stage in the competitive development of the industry. It led to more than a tenfold reduction in prices for connection services. Additionally a new system of interaction settlements between existing operators and newly connected operators has been implemented, and a new system of processing of complaints about actions of communications operators has come into force.

The widest possible public response was drawn with regard to amandments in 2006 to the federal statute related to communications ('Communications Act'), which were aimed at practical implementation of the «calling party pays» principle. These changes permitted increased transparency and objectivity in payments between operators and their subscribers.

In 2006 the number of broadband Internet connections exceeded the number of dial up Internet connections, and communications operators' revenues from

dedicated line Internet access exceeded revenues from dial up Internet access. Investments into the broadband Internet access segment now exceeds the total value of investments into all remaining telecommunications segments. According to analysts' estimates, the share of this segment in total industry structure will be continuously growing based on the existing rate of growth. The geographic focus is also changing. In 2005 most connections were occurring in Moscow and its suburbs. In 2006 Moscow and its suburbs represented not more than 30% of all connections.

The broadband access market in Russia now is the fastest developing and most promising in the telecommunications industry. There is serious competition among operators providing broadband access, especially in the big cities. It has led to considerable tariff reduction. Some providers already propose to use unlimited tariff plans and free connections, and subscribers' monthly costs for broadband Internet do not exceed $15-20. According to the forecasts of leading research companies, the Russian market for broadband Internet access will remain the fastest growing in the medium term owing to pent-up demand in a huge consumer market and active work of regional providers.


Other **12%**
CenterTelecom's share in CFD local calls market
CenterTelecom **88%**

CFD local calls market volume - RUR 16 billion


Other **26.7%**
CenterTelecom's share in CFD zonal calls market
CenterTelecom **73.3%**

CFD zonal calls market volume - RUR 5 billion


Other **50%**
CenterTelecom's share in CFD Internet market
CenterTelecom **50%**

CFD Internet market volume - RUR 3 billion


Main telecommunications operators' share in CFD market
CenterTelecom 74.6%
Corbina Telecom 4.4%
TransTeleCom 7.3%
Golden Telecom 6.1%
ComStar-UTS 1.9%
Other regional operators 5.7%

Source: IDEA Group

CENTERTELECOM'S POSITION IN TELECOMMUNICATIONS MARKET OF RUSSIA'S CENTRAL FEDERAL DISTRICT

The macroeconomic situation in the Central Federal District of Russian Federation which includes 17 regions is quite favorable in comparison with Russia's other districts. However general deceleration of economic growth in Russia and in particular a decrease in GDP growth will have an impact on the Central Federal District's economical development.

In 2006 the size of the telecommunications market of the Central Federal District reached RUR61.2 billion excluding the Moscow telecommunications market. Mobile operators' share amounted to 39.05% of total revenues in the telecommunications segment of the district. According to analysts' forecasts, in late 2007 the total size of the telecommunications market for the Central Federal District (excluding Moscow) will reach RUR70 billion, and in 2008 it will grow to RUR80.7 billion. This fast growth will be conditioned on high rates of growth in the mobile telecommunications and data transmission segments.

Currently, CenterTelecom, with its 74.6% share in the Central Federal District's market for fixed line communications, retains its leading position in the market. The segments of local and inter-zone telecommunications and new telecommunications services are of vital importance for the company.

CenterTelecom's peer analysis reveals three groups of alternative operators active in the Central Federal District. Among them are national telecommunications operators – MTS OJSC, Megafon OJSC and Vimpelcom OJSC – operating in all 17 regions of the Central Federal District, and other national operators active in some regions of the district such as Corbina Telecom, Golden Telecom, COMSTAR-United Telesystems OJSC. The second group includes corporate operators such as TransTeleCom Company CJSC and Mostransgaz LLC. The companies which influence CenterTelecom's operations in separate regional markets are Kostroma City Telephone Network OJSC (Kostroma region), LANK Telecom CJSC (Yaroslavl and Ivanovo regions), Oskolnet CJSC (Belgorod region), Informsvyaz-Chernozemye company (Voronezh region) and other companies.

KEY DRIVERS OF CENTERTELECOM DEVELOPMENT

Information technologies are being used in recent years in various spheres of our life. This has led to the emergence of new requirements for speed of data processing and transmission, and consequently to telecommunications networks. CenterTelecom, in meeting the challenges of improvement and development of infrastructure in the Central Federal District, offers the latest telecommunications services to the residents of Central Russia. The company's priority directions of activities are:

- Switch to the creation of a converged multifunctional information communications space for users on a platform provided by a unified telecommunications operator – CenterTelecom;

- Raising the share in all services rendered occupied by the latest highly profitable telecommunication services;
- Creation of service and tariff packages applicable to various customer groups;
- Implementation of "Operator of operators" concept;
- Modernization of existing infrastructure of the district by means of the latest technologies;
- Digitalization of the primary common-use networks through construction of new digital transmission lines using Synchronous Digital Hierarchy technologies and wavelength-division multiplexing implement-ation, and construction of new multiservice networks with IP/MPLS technology for rendering broadband services;
- Formation of a corporate data transmission network within the CenterTelecom structure;
- The company has also conducted market research on services. Its results have had an impact on increased efficiency in investment planning and tariff formation and also in customer inquiry levels and loyalty levels;
- The company established a business strategy for 2007-2011.

In 2006 CenterTelecom strengthened its positions in the market for new services. The company, in striving to keep and strengthen its positions, plans to continue promoting its services in this segment including broadband Internet access, and in particular xDSL access.

CenterTelecom forecasts high growth rates in the demand for Internet connection services in the capitals of Russian regions and a number of large cities of the Central Federal District. Currently all CenterTelecom branches render Internet connection by means of dial up and dedicated line with the use of low-cost equipment. The need for expansion and modernization of modem pools in the Voronezh, Verhnevolzhskiy, Bryansk, Ryazan and other company offices emerges because of growth in demand and increased services such as web hosting, mail agents, client servers etc.

Organization of broadband access in the Kaluga and Tver branches with investments in the sum of RUR13 million and planned capacity of 7 thousand telephone numbers provides for an expanded range of services in the form of construction of a network of Internet access outlets and Internet cafés. The infrastructure will be built using DSLAM and xDSL equipment.

In view of the growing demand for ADSL connections to a multiservice network (Internet access, VPN, Ethernet etc) in the Verhnevolzhskiy, Lipetsk, Vladimir, Smolensk, Orel and Kursk branches and growing competition in the new services market sector, the need to increase access ports is evident. Practice demonstrates that such projects are efficient, are repaid within 1-3 years and allow additional revenues from new services. For the realization of such projects the company plans to use DSLAM of ADSL2+ type Annex A and SHDSL supplied by a number of leading producers.

One of priority directions of CenterTelecom's operations is the construction of call processing centers. Tula branch expects to get revenues from call center construction, rendering of appropriate services and improvements in the quality of existing information services work. The Moscow, Verhnevolzhskiy and Kaluga branches will continue increasing the volume of content-related services and served traffic. Kaluga branch also is going to organize an IP-sideshift for 25 operators for its call processing center.

The scale of investments into the development of traditional telephony in 2006 was less than previously and reached RUR2.037 billion. Projects related to the construction and replacement of analog stations include expenses for the installation of line-cable plants. It is necessary to point out that construction facilities needed for the provision of traditional and new services are included into investment plan on the basis of market research conducted beforehand.

PROSPECT OF DEVELOPMENT

As was stated above, CenterTelecom regards its task as the provision of high quality telecommunications services to the inhabitants of the Central Federal District of the Russian Federation, and also the provision of convenient conditions for business and state authorities.

To date the share of local communications services in the company's revenue structure stands at 51%. Local communications is a base which allows CenterTelecom to develop its other types of services. However in the light of replacement of traditional telephony with mobile services, the development of new technologies and convergence which are actively used by alternative operators, the company's management regards increased consumer value of its lines necessary. The management also strives to focus on the following directions:

- Increased telephone penetration based on the population's purchasing capacity; focusing on coverage of new buildings, and cooperation with construction companies at the very first stage of construction;
- Increased digitalization of the local network by means of modernization of outdated analog equipment;
- Active usage of wireless technologies for access to the local network;
- Implementation of additional tariff plans;
- Bundled services development;
- Premium services provision (optional phone number);
- Local exchange carrier acquisitions.

Since CenterTelecom does not provide long-distance communications services any more and develops a new interaction pattern for long-distance communication operators, intra-zone communications services have become of great importance for the Company's business. A considerable increase in intra-zone traffic has resulted from the increase in the number of calls to mobile phones. To become more competitive and to compensate for traffic outflow to mobile operators and the activities of other authorized competitors, CenterTelecom will develop bundled services combining intra-zone communications, Internet access and data transfer.

Value-added services are one of the most important trends for business activity. In 2006 new services represented 7% of total revenue. To strengthen its unregulated services market position, the Company plans to use last-mile communications to introduce broadband access widely, to package "Voice + Data" services, to organize multi-channel marketing, and to expand VoD, PVR, SoD, and IPTV services. To increase total income and commercial value CenterTelecom has specified several priorities for technical development, the most important being the following: commercial success support, investment cost minimization and payback period reduction, operating costs reduction, and development of solutions for a wide range of high-quality services. According to the priorities mentioned above the technical strategy of CenterTelecom includes the following tasks:

- by 2011 the telecommunications infrastructure of the Company should include multiservice communication network (NGN network) providing all types of communications and triple play service (5-6 Mbps) for about 80% of subscribers;
- Investments for network and switching development (optical network for any county town and phased replacement of class 4 and 5 TDM switches by softswitch);
- By 2011 the multiservice network (NGN network) should become the main part of telecommunication structure and provide all types of communication (voice, data, video) in 90% of the regional branches;
- New generation network (NGN) development should be performed step-by-step with service succession. Common network life period should be extended.

NATIONAL PROJECTS EXECUTION

National Education Project

Broadband access development in Russia is mostly provided with priority national projects for Internet access arrangement in educational facilities. The National Education Project calls for the provision of Internet access for 53,000 schools by the end of 2007. It should result in a national educational network arrangement where all electronic educational resources will be available.

To implement this project the Department of Education and Science in cooperation with the Ministry of Information Technology arranged a competition in September 2006 to choose the project implementor. The winner was a national operator RTCOMM which provides round-the-clock unlimited Internet access to the educational facilities now and to the end of 2007.

CenterTelecom provided ADSL Internet connections for 4,572 educational facilities around the Central Federal District in 2006 thus meeting the RTCOMM contract requirements for last mile traffic transfer at 128 kbps.

For the period from January to March of 2007 the number of schools in the Central Federal District connected to the Internet reached 6,222 and is to be increased by a further 4,979 by 1st September, 2007.

Universal communication services

In 2006 the installation of telephones in outlying districts was continued. The main task of this project is to bridge a gap between urban and rural areas. At the beginning of project execution at the end of 2005, there were about 40 thousand settlements with no telephone communications - 30% of the total number of settlements in Russia. In the period of 2005-2006 the first competitions among operators were undertaken to define the companies for pay phone communications and NAP services provision. The winners were the companies that committed to build the communication infrastructure in the shortest possible period and at minimal cost from the universal service fund.

In 2006 CenterTelecom gained the right to provide pay phone communication services in the Belgorod, Tula, Smolensk and Tver regions. Implementation of this program in the Central Federal Districts is one of the most important tasks for the Company at the moment. 2006 annual results showed that the Company met contract requirements with the Federal Communication Agency and began service provision in Belgorod, Smolensk and Tula regions. Total investment amounted to RUR21.264 million and was spent to provide:

- installation of 220 payphones in the Belgorod affiliate;
- installation of 446 payphones in the Tula affiliate;
- installation of 250 payphones in the Smolensk affiliate.

For the implementation of this project the Company uses pay phone systems produced by "TELTA" (Perm Telephone Plant, Russia), and Telecard-Pribor Ltd (Odessa, Ukraine). Kiosks and counters are delivered by LLC "STPK", Lipetsk.

In the first half of 2007 CenterTelecom also gained the right to provide universal pay phone communications services in Kostroma, Ivanovo, Moscow and Yaroslavl regions.

BRANCHES	DATE OF TENDER FOR THE PROVISION OF SERVICES	NUMBER OF PAYPHONES TO BE INSTALLED, TOTAL
Tula	April 2006	2,159
Belgorod	April 2006	1,240
Smolensk	July 2006	2,198
Tver	December 2006	4,493
Verhnevolzhskiy	March 2007	4,096
Moscow	April 2007	2,890
Kaluga	April 2007	1,806

BRANCHES	DATE OF TENDER FOR THE PROVISION OF SERVICES	NUMBER OF PAYPHONES TO BE INSTALLED, TOTAL
Vladimir	May 2007	1,767
Ryazan	May 2007	1,593
Tambov	May 2007	1,332
Voronezh	June 2007	1,747
Lipetzk	June 2007	845
Orel	July 2007	1,374
Kursk	July 2007	1,685
Bryansk	July 2007	1,458
	Total:	30,683

FINANCIAL REVIEW 2006

MAJOR ECONOMIC INDICATORS

In April 2007 CenterTelecom provided audited financial statements for 2006 in accordance with Russian Accounting Standards. Annual results show the ADSL-subscriber base expanding, number of employees reduced by more than 13%, external debt reduction by RUR 3 billion, debt reorganization and service cost saving, with all these providing positive financial results:

- Revenue from ordinary activities reached RUR 28,395.25 million, increased by 2.91% in comparison to 2005;
- Expenses from ordinary activities decreased by 2.08% in comparison to 2005 amounting to RUR 21,212.27 million;
- EBITDA index grew by 36.14% in comparison to the previous year and amounted to RUR 9,783.38 million;
- EBITDA margin equals 34.45% (26.04% in 2005);
- Net profit growth in 2006 exceeded 212% amounting to RUR 2,047.85 million (RUR 654.92 million in 2005). Number of lines per employee increased by 11% to 111 lines (100 in 2005).
- Net cost per ruble of income decreased by 4.84%, to RUR 0.747 (0.785 in 2005)

RUR, MILLION	2006	2005	CHANGE, %
Revenue from ordinary activities	28,395.26	27,593.61	+2.91
Expenses from ordinary activities	21,212.27	21,662.21	-2.08
including depreciation expenses	3,767.38	3,363.84	+12.00
EBITDA	9,783.38	7,186.11	+36.14
Sales profit	7,182.99	5,931.40	+21.10
Net profit	2,047.85	654.92	+212.69
EBITDA margin	34.45%	26.04%	-
Sales profit margin	25.30%	21.50%	-
Net profit margin	7.21%	2.37%	-



35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
24,963.12
27,593.61
28,395.26
30,539.94
2004
2005
2006
2007F

CenterTelecom Revenue Dynamics



40.00%
30.00%
20.00%
10.00%
0.00%
21.00%
26.04%
34.45%
36.30%
2004
2005
2006
2007F

EBITDA Margin Dynamics,%

CENTERTELECOM REVENUE STRUCTURE IN 2006, RUR MILLION

INDICATOR	2006	2005	CHANGE, %
Long-distance and international telephony	-	6,959.81	-
Assistance contract services	1,397.71	-	-
Connection and traffic transmission services	4,990.89	1,808.97	+175.90
Other communication services (core activities)	144.41	86.78	+66.40
Domestic (inter-zone) telephony	3,867.16	2,377.77	+62.64
Internet services	1,553.34	1,082.89	+43.44
Electronic Document Interchange (EDI)	648.59	544.76	+19.06
Urban and rural telecommunications	14,413.49	13,393.31	+7.62
Mobile radio, broadcast, television, satellite telecommunications services	72.23	69.66	+3.69
Wired broadcasting	670.23	663.30	+1.05
Mobile (cellular) telephony	245.87	248.60	-1.10
Incomes from non-core activities	391.34	357.76	+9.39
Total	28,395.26	27,593.61	+2.91

CENTERTELECOM EXPENDITURE STRUCTURE IN 2006, RUR MILLION

COST ITEMS	2006	2005	CHANGE, %
Depreciation of fixed assets	3,767.38	3,363.84	+12.00
Labour costs	7,847.15	7,297.21	+7.54
Social contributions	1,828.94	1,731.86	+5.61
Tangible costs	1,949.05	1,916.60	+1.69
Local exchange carriers service costs	1,458.76	3,706.00	-60.64
Outsourced services costs	1,524.88	1,610.34	-5.31

COST ITEMS	2006	2005	CHANGE, %
Taxes and dues	59.65	59.94	-0.48
Contributions to universal service fund	258.64	204.17	+26.68
Other payments	2,517.82	1,772.25	+42.07
Total	21,212.27	21,662.21	-2.08

Revenue from ordinary activities

CenterTelecom revenue annual growth by 2.91% to RUR 28,395.26 million in 2006 resulted from income growth from common communications services, documentary telecommunications services, connection and traffic transfer services, as well as from assistance contracts. Income growth in common communication services by 7.62% from RUR 13,393.31 million in 2005 to RUR 14,413.49 million in 2006 is associated with subscriber base growth and tariffs growth since 1 September, 2005. Due to positive marketing policy and market promotion of ADSL 2+ Internet access services branded as DOMOLINK number of subscribers increased sevenfold in 2006 resulting in income growth from EDI (Electronic Document Interchange), Internet access and other services and its coming to RUR 2,201.93 million for the financial period that is 35.28% more than in 2005.

According to standards for local, inter-zone, long-distance and international communications service standards approved by Governmental order No 310 on 18 May, 2005 since the 1st of July, 2006 all the connections between fixed phone subscribers with numeration zone code ABC and mobile subscribers with numeration zone code DEF are regarded as interzonal connections. Implementation of the CPP (calling party pays) principle resulted in income growth from inter-zonal communication services by 62.64% to RUR 3,867.16 million in 2006 comparing to RUR 2,377.77 million in 2005.

Expenses from ordinary activities

CenterTelecom expenses decreased by 2.08% in 2006 to RUR 21,212.27 million comparing to RUR 21,662.21 million in 2005 as a result of a decrease in local carriers payments by 60.64% due to new mutual exchanges scheme.

Labour costs growth of 7.54% from RUR 7,297.21 million in 2005 to RUR 7,847.15 million in 2006 and the subsequent social security expenditure by 5.61% to RUR 1,828.94 million in 2006 are associated with a more than 12% headcount reduction and compensation expense growth as well as with wage differentiation by 12%-25% depending on employee contributions.

Increased expenditures for depreciation of fixed assets by 12% from RUR 3,363.84 million in 2005 to RUR 3,767.38 million in 2006 resulted from an active investment policy directed at improving communications infrastructure in the Central Federal District.

Profit

Sales profit in 2006 increased by more than 21.10% reaching RUR 7,182.99 million. EBITDA increased by 36.14% to RUR 9,783.38 million, EBITDA profitability being equal to 34.45% in the year under review (26.04% in 2005). EBITDA margin growth resulted from operating activity efficiency. Net profit in 2006 amounted to RUR 2,047.35 million compared to RUR 654.92 million in 2005.

COMMUNICATIONS SERVICES REVENUE STRUCTURE 2006

CenterTelecom revenue dynamics analysis shows that the Company follows world tendencies and increases the share devoted to new telecommunications service, that is, broadband Internet access, intelligent network service, while the share taken up by common services decreased in revenue structure.



0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
2006
Comunications indastry in the Central Federal District
43.9%
13.1%
14.5%
20.9%
7.6%
2006
OJSC CenterTelecom
50.8%
13.6%
6.8%
17.6%
11.2%
Local communications
Intra-zone communications
New services
Connection and traffic transfer
Others

Revenue Structure for OJSC CenterTelecom and Communications Industry in the Central Federal District in General

Local telephony

To raise quality and expand service range in 2006 CenterTelecom developed a local communications network with digital exchange stations. Year-end results show that the Company operates more than 8.4 thousand exchange stations with installed capacity of 6.98312 million phone numbers including 1.5 thousand stations with installed capacity of 5.95748 million phone numbers in the urban telephone network and 6.9 thousand stations with installed capacity of 1.02564 million phone numbers in the rural network. Installed capacity of the local network increased by 32.45 thousand phone numbers during the year.

Installed capacity efficiency of local networks in December, 2006 was equal to 94.7% (93.3% in 2005) including urban telephone network efficiency of 95.5% (94.1% in 2005) and rural telephone network efficiency of 90.0% (88.4% in 2005).

During the last year CenterTelecom continued to develop and upgrade local communications networks. Construction, development and reconstruction resulted in 193.6 thousand new phone numbers introduction including 158.7 thousand phone numbers in the urban telephone network and 34.9 thousand new phone numbers in the rural network. Digitalisation of the local network as of 31 December, 2006 was equal to 52.8% (50.9% in 2005) including urban telephone network digitalisation of 58.1% (56.25% in 2005) and rural network digitalisation of 22.1% (20.1% in 2005).

The installed capacity of exchange stations equipped with time charging devices on 31 December, 2006 was equal to 5.10245 million phone numbers including 4.75346 million numbers in the urban telephone network and 348.99 thousand numbers in the rural telephone network. Rate of network capacity with time charging devices to total installed capacity was equal 73.1% (69.4% in 2005).

During 2006 works were performed to equip local networks with fiber optics. Fiber-optic link extension rose to 5,979 km. Total carrier links equalled 923,329, 96% of them digital links. To increase the quality and reliability of rural networks aerial lines were replaced by cable links, rearrangement of connecting circuits for multi-channel digital equipment. Some 1,428 km of aerial lines were removed from service in 2006.

№	INDICATORS	UNITS	2006	2005	CHANGES, %
1.	Main telephone units number increase – in total	thousand units	126.73	190.33	-33.4
2.	Installed capacity of xDSL ports – in total (at the end of reporting period)	Ports	274,765	29,762	+823.2
3.	Number of subscriber units connected to mobile network (at the end of reporting period)	thousand units	124.69	117.6	+6



Rural Telephone Network
1,025,639 numbers
OJSC "CenterTelecom" installed capacity
Urban Telephone Network
5,957,476 numbers
7,500,000
7,000,000
6,500,000
6,000,000
6,798,128
6,950,668
6,983,115
2004
2005
2006

OJSC "CenterTelecom" Installed Capacity Dynamics



Rural Telephone Network
923,444 numbers
OJSC "CenterTelecom" activated capacity
Urban Telephone Network
5,686,507 numbers
7,000,000
6,500,000
6,000,000
5,500,000
6,298,611
6,483,569
6,609,951
2004
2005
2006

OJSC "CenterTelecom" equipped capacity dynamics

Inter-zone telephony

Inter-zone connection means connection between the equipment of two subscribers connected to local connection network and located in the area of the same jurisdiction of the Russian Federation, or connection between the equipment of subscriber connected to a local connection network and equipment of subscriber connected to a mobile network of the same jurisdiction of the Russian Federation.

Due to changes of communications laws in 2006 inter-zone communications services' contribution to CenterTelecom's total income increased greatly. The general increase in inter-zone traffic volumes resulted from an increase in the number of calls from fixed to mobile phones.

To become more competitive in the inter-zone communications market, to compensate traffic outflow to mobile operators and activity of other authorized competitors, CenterTelecom will develop bundled services combining inter-zone communications, Internet access and data transfer.

Connection and traffic transmission services

Due to new communications laws put into effect on 1 January, 2006, CenterTelecom company specialists performed major work to change the interaction patterns with domestic operators according to the new legislative standards.

To meet all legislative requirements CenterTelecom developed connection and traffic transfer conditions and sent them to domestic operators connected to the network of the Company. 90% of contracts with domestic operators were revised in 2006 to follow the new interaction pattern. These contracts provide equal commitments to traffic transfer payment for both parties. Change in terms of interactions with operators led to CenterTelecom revenue growth in 2006.

New services

CenterTelecom is currently the leading Internet provider in the Central Federal District. It fortifies its positions in the new service market. One of the most popular services among clients is its broadband xDSL Internet access service which is provided under the DOMOLINK brand in Belgorod, Voronezh, Kaluga, Lipetsk, Moscow, Tula regions since 2006.

Market research performed by CenterTelecom showed that Internet access services grew in demand in cities and towns of the Central Federal District.



RUR, billion
3
2
1
0
0.9
1.4
1.9
2.7
2004
2005
2006
2007F

New Services Revenue



10%
8%
6%
4%
2 %
0 %
4 %
5 %
7 %
9 %
2004
2005
2006
2007F

New Services Revenue Share in Sales Income

INVESTMENT ACTIVITIES

CenterTelecom's investment program for 2006 was realised with RUR 3,774.4 million, or 29% less than in 2005. Capital assets in 2006 were equal to RUR 3,624 million (60% compared to the previous year). The investment plan was implemented in accordance with investment priorities approved for 2006.

One of the investment priorities for 2006 was the execution of a new communications service project with high returns and short payback period. This resulted in the implementation of new technologies, expansion of the range of digital services and strengthening of the communications market position. The most important trend in investment is broadband Internet access service (DOMOLINK project).

Investment scale for conventional communications development and telephone line construction in 2006 decreased by 33% and 42% correspondingly. Communications development priorities included new digital exchange stations construction, analog stations reconstruction and replacement.

Among the important investment drivers for CenterTelecom in 2006 were the fulfillment of legislative requirements to provide Internet access for educational facilities, "The universal communication services" program implementation, time traffic charging organization as well as provision of subscribers' right to choose their long-distance communications operator.

COMPOSITION OF INVESTMENT IN 2006

№	INDICATOR	UNITS	2006	2005	CHANGES, %
1.	Fixed capital expenditure in total,	RUR million	3,774	5,311	-28.9
	including:				
1.1	conventional communications	RUR million	2,037	3,045	-33.1
1.2	communications links	RUR million	584	1,001	-41.7
1.3	new services and technologies	RUR million	824	610	+35.1
1.4	others in total	RUR million	329	655	-49.8
2.	Company equity capital for financing fixed capital expenditures	RUR million	3,774	3,433	+9.9
3.	External funds for financing fixed capital expenditures	RUR million	0	1,878	-100
4.	Fixed assets put into operation	RUR million	3,624	6,081	-40.4
5.	Output capacity put into operation				
5.1.	Numbering capacity	Numbers	207,684	270,355	-23.2
5.2.	Automatic trunk exchange start up	Channels	3,630	1,500	+142
5.3.	Fiber-optic and microwave links	Km	796	1,771	-55.1

FINANCIAL ACTIVITIES

In 2006 CenterTelecom managers developed and approved a financial strategy which defined as priorities improvement in borrowed funds policy and access to the global debt market.

To realise the Financial Strategy 2006 CenterTelecom worked intensively on debt refunding and restructuring, the following action being performed:

- loans for retiring and restructuring current debt were secured;
- early repayment of debt of RUR 6,511 million was undertaken. Effective annual interest rates on renegotiated loans were equal to 11%-14%. This is 3%-4% more than effective annual interest rates on substituting loans attracted by the company in 2006;
- in December of 2006 an amicable settlement of a lawsuit with the Ministry of Finance was concluded which provided debt settlement by restructuring and penalty interest relief of EUR 5.1 million. Loan debt payment is to be undertaken in equal instalments to 1 January, 2012, with loan annual interest being decreased from 6-7% to 2%.

Among the major loans was the placement of the 05 series bond issue for RUR 3 billion, with a coupon rate of 8.09% and term to maturity equal to 3.5-5 years, and loan attraction for RUR 2.7 billion (with term of 3-5 years, and annual rate of 10.6%).

Global debt market entry was one of the important steps of CenterTelecom for debt refunding and cost reduction. On 31 October, 2006, the Company secured an international loan for USD 115 million (RUR 3,076 million). Deutsche Bank was the lead lender. After credit allowance credit linked notes (CLNs) were issued. The credit is provided for four years, with interest annual rate set at 8.34%.

All these actions greatly improved debt load rates in 2006 compared to 2005:

- accrued expenses for credit service decreased by RUR 163 million;
- Net debt/EBITDA rate decreased from 2.79 in 2005 to 1.86 (without leasing expenses) in 2006;
- Current ratio increased from 0.3 at the end of 2005 to 0.8 at the end of 2006.

In 2007-2008 CenterTelecom expects to further reduce debt load and debt servicing cost.

During 2006 CenterTelecom implemented an investment program with RUR 3,774.4 million.

PRICING POLICY

The pricing policy of CenterTelecom is implemented in accordance with the Laws of the Russian Federation and oriented to meet all public communications services demands in the Central Federal District, to increase profitability and attract investments, and to build up the Company's lead among other competitive exchange carriers.

There was a great change in communications laws in 2006 that influenced CenterTelecom policy as well. According to new legislative acts CenterTelecom is considered to be a zone operator, authorized long-distance carriers being connected to CenterTelecom's network (OJSC "Rostelecom" being among them). By Federal Tariffs Service order No 729-s/3 on 20/12/2005, CenterTelecom has set the maximal rates for inter-zonal communication services equal to current long-distance rates for 1st and 2nd charging zone.

Due to amendments to the Federal Law on communications coming into effect since 1 July, 2006 abolishing the payment for incoming calls, the interaction pattern between fixed network operators and mobile operators underwent changes. Since 1 July, 2006 the communications between mobile and fixed subscribers is rated as inter-zonal communications. Maximal rates for this type of connection are prescribed by Federal Tariffs Service order No 123-s/1 on 19/06/2006 and range from RUR 0.75 (minimal rate) to RUR1.50 (maximum rate) per minute. CenterTelecom specified the rates at the maximum level. Before 1 July, 2006, these calls were rated as domestic connections

(RUR 0.17 per minute) or included in phone line rental. So inter-zonal communications income increased in the second half of the year, call termination payments to mobile operators being increased at the same time. CenterTelecom is mentioned in Top-Operator List of public communications network operators. These operators are obliged to provide connection and traffic transmission services to any other exchange carrier with no priority afforded to any. Connection and traffic transmission tariffs are to be equal for all exchange carriers and governmentally controlled according to Government decree No 627 on 19/10/2005 since 1st January, 2006. As a result, Federal Tariffs Service order No 51 on 19/06/2006 established rate limits for connection and traffic transmission services and put them into action starting 1 July, 2006. CenterTelecom provided economic conditions for connection and confirmed the rates by general director's order.

Before 1 January, 2006 local communications payments were one-sided. International, long-distance and inter-zone communications payments were partly distributed between domestic operators according to their contribution to service provision.

After 1 January, 2006 all types of connection and traffic transmission services payments are mutual and consist of payments for connection point arrangement, for connection point service, for minutes of traffic transmitted. So along with extra income from connection and traffic transmission service to mobile operators, extra expenditures arise that are payments to the operators for traffic transmitted through the operators' network.

On 5 September, 2006 the Federal Tariffs Service Board approved a tariff calculation procedure for local communication. In accordance with the procedure, CenterTelecom developed three payment systems and sent the plans to the Federal Tariffs Service for confirmation. These are a time-based payment system, line rental payment (fixed monthly fee) system and a combined system. The Federal Tariff Service innovations and CenterTelecom proposals are supposed to balance operator's and subscribers' interests, to provide pricing plan options according to the Law on communications.

Federal Tariff Service order No 261-s/2 on 14/11/2006 confirmed and put into effect new pricing plans beginning from 1 February, 2007. Monthly payments for local communications services includes compulsory payment for terminal link usage and local connection provision (according to the selected payment system).

General guidelines concerning unregulated services in 2006 are:

- price list approval according to uniform nomenclature;
- standardization of tariffs.

The following uniform rates were developed and approved:

- for extra inter-zone communications services;
- for changing of the pricing plan;
- for telecommunications access;
- for intrusion detectors connection and disconnection;
- for fiber optics provision.

Especially for the DOMOLINK project which was started by six affiliates in 2006, new tariffs were set for broadband Internet access services (ADSL). While setting the rates for each region, regional competition, population's paying capacity and external traffic prices were taken into consideration.

CAPITAL MARKET

CHARTER CAPITAL AND SECURITIES

Charter capital of open joint-stock company "Central Telecommunications Company" stands at RUR 6,311,998,965.

OUTSTANDING AND DECLARED SHARES

CATEGORY OF STOCKS	NUMBER	SHARES DENOMINATION (RUR)
I. Outstanding shares:		
common shares	1,578,006,833	3.0
preferred shares of A type	525,992,822	3.0
II. Declared shares:		
common shares	76,166,167	3.0
preferred shares of A type	25,405,178	3.0

CAPITAL STRUCTURE AS OF 31 DECEMBER, 2006

	NUMBER OF SHAREHOLDERS	NUMBER OF COMMON SHARES	NUMBER OF PREFERRED SHARES OF A TYPE	% IN AUTHORIZED CAPITAL
Russian corporate owners	135	962,299,399	2,363,172	45.848989
Russian corporate nominee holders	30	521,257,974	437,637,390	45.574882
Foreign corporate bodies	22	1,136,859	11,732,645	0.611669
Individuals	25,555	93,312,601	74,259,615	7.964460


Russian corporate owners 60.98%
Common shares distribution
Russian corporate nominee holders 33.03%
Individuals 5.92%
Foreign corporate bodies 0.07%


Russian corporate nominee holders 83.20%
Foreign corporate bodies 2.23%
Individuals 14.12%
Russian corporate owners 0.45%
Preferred shares distribution


OJSC "SVYAZINVEST" 38.02%
CJSC "CITIBANK" (nominee holder) 12.65%
CJSC "DCC" (nominee holder) 11.06%
CJSC "UBS NOMINEES" (nominee holder) 7.98%
RFPF 7.19%
CJSC "ING BANK" (EURASIA) (nominee holder) 5.66%
Non-commercial partnership "NDC" (nominee holder) 5.01%
Other corporate bodies 4.46%
Individuals 7.97%
Charter capital distribution for 31/12/2006

INFORMATION ON THE OWNERS OF 1% OR MORE OF AUTHORIZED CAPITAL AS OF 31 DECEMBER, 2006

№	TITLE	EQUITY SHARES, PCS.	PREFERENCE SHARES, PCS.	% OF AC
1.	OJSC Telecommunication Investment Company	799,867,813	0	38.016537
2.	CJSC Citibank Commercial Bank (nominee shareholder)	102,956,185	163,265,461	12.653122
3.	CJSC Depository-Clearing Company (nominee shareholder)	130,073,190	102,643,242	11.060669
4.	CJSC UBS Nominees (nominee shareholder)	67,930,098	100,053,260	7.984001
5.	Specialized state establishment of the Russian Federation Government Russian Federal Property Fund	151,356,274	0	7.193740
6.	CJSC ING BANK (Eurasia) (nominee shareholder)	98,771,540	20,408,142	5.664434
7.	Non-commercial partnership National Depository Center (nominee shareholder)	71,058,971	34,412,893	5.012922

TRADING SITES

In 2006 shares of CenterTelecom were largely traded at three Russian stock exchanges:

- CJSC Stock exchange MICEX. Shares of the company (CLTK, CTLKP) are listed in the Quotation list B. The aggregate value of shares of CenterTelecom traded in 2006 was RUR 5,057,738,314.71, including the value of ordinary shares traded, RUR4,789,117,400.64, and the value of preferred shares traded, RUR268,620,914.07.
- Non-Profit Stock Exchange Russian Trading System (NP RTS). Ordinary shares of CenterTelecom (ESMO) in 2006 were listed in the Quotation list A of the second level, while preferred shares of A type (ESMOP) were listed in the Quotation list B. The aggregate value of shares of the company traded on the RTS in 2006 was USD14,609,953, including: ordinary shares traded, USD 11,651,171, and preferred shares, USD 2,958,782.
- OJSC «Russian Trading System «Stock exchange» (RTS). Ordinary shares (ESMOG) and preferred shares of A type (ESMOPG) in 2006 were listed as Securities, permitted to be traded, but not listed in the Quotation list.

The aggregate value of CenterTelecom shares traded in 2006 was RUR73,682,069.00, including: value of ordinary shares traded, RUR59,358,691.00, value of preferred shares traded, RUR14,323,378.00. On 1 January, 2007, Classical market trading was moved from NP RTS to OJSC RTS. Currently, shares of CenterTelecom are traded on OJSC RTS in the Classical and Order-driven markets – ordinary shares are in the Quotation list A of the second level, preferred shares are in the Quotation list B.

The first level ADR of ordinary shares of the company are traded in the OTC market of the United States (CRMUY), and on the Berlin (CRMUy.BE) and on the Frankfurt (CRMUy.F) stock exchanges. As of 31 December, 2006, 368,294 American Depositary Receipts were in circulation, representing 2.33 % of the total number of ordinary shares of CenterTelecom.


USD
0.8
0.6
0.4
0.2
0
USD
1,000,000
750,000
500,000
250,000
0
Price, USD
Volumes of trading, USD
10.01
24.01
16.02
10.03
11.04
27.04
23.05
29.06
01.08
05.09
21.09
10.11
01.12
27.12

Prices and trading volumes trends for common shares of CenterTelecom in 2006


USD
0.8
0.6
0.4
0.2
0
USD
220,000
165,000
110,000
55,000
0
Price,USD
Volumes of trading,USD
11.01
24.01
07.02
02.03
20.03
13.04
15.05
26.05
28.06
27.07
29.09
02.11
05.12
27.12

Prices and trading volumes trends for preference shares of CenterTelecom in 2006

CAPITALIZATION OF THE COMPANY

In early 2006 most investment companies declared that in the new year they would focus on the telecommunications sector. Investments in telecoms shares were among the most promising and secure in the year past, with a large potential for value growth for shareholders.

Between January and December of 2006, the market capitalization of CenterTelecom based on trading results rose 37.2% to USD 1,470.2 million as of 29 December, 2006. The Company's capitalization change was affected by both internal and external factors.



Number
500,000
375,000
250,000
125,000
0
USD
80
60
40
20
0
12.05
01.06
04.06
03.06
04.06
05.06
06.06
07.06
08.06
09.06
10.06
11.06
12.06
Volumes of trading
ADR price, USD

Prices and trading volumes trends for ADR of CenterTelecom in 2006



%
300.0
225.0
150.0
75.0
0.0
RTS index, %
Capitalization of Center Telecom, %
10.01
06.02
06.03
03.04
28.04
29.05
26.06
21.07
17.08
13.09
10.10
07.11
04.12
29.12

CenterTelecom capitalization trends in 2006 .

Demand for CenterTelecom stock on 22 February, 2006, and the corresponding price rise, was due to the Russian government's approval of Regulations governing resources of the unified electrocommunication sphere of the Russian Federation for the purposes of special communications network operation, which guides the interaction of special users – security and military bodies – with telecoms operators. In January and February of 2006 the capitalization of the company increased 31% (from USD 1,071.7 million as of 10 January, 2006 to USD 1,406.5 million on 22 February, 2006). This period included the largest trading volume and stock price growth (the ordinary share price rose 32% from USD 0.53 at the beginning of the year to USD 0.70 at the end of February, while the preferred share price rose 34.9% from USD 0.43 to USD 0.58).

In May and June the Russian stock market underwent a dramatic collapse, comparable in scale with the fund catastrophe of 2004. As happened two years ago, fall was caused by non-residents' actions, and hedge-funds first of all, who took their assets out of the emerging markets, against a background of growing inflation risks and the threat of an aggressive rise of interest rates by the US Federal Reserve. If we compare the market drop in 2006 with events two years ago, we can emphasize two crucial differences. First of all, a favorable internal background:

- Steady growth of the economy at the rate of 6%-7% per annum, and the population's real income growth of 8-9% per annum;
- A confident policy of the Central Bank of Russia, intended to strengthen the ruble;
- Strong interest within the population in stock market investments;
- Growth of foreign direct investment inflow;
- Intensification of governmental investment activity.

The second important difference from the 2004 situation was the state of the financial environment, namely improved bank liquidity.

The capitalization of CenterTelecom in May-June, 2006 decreased 37.3% (from USD 1,258.2 million on 5 May to USD 789.0 million on 28 June, 2006). Trading volumes in ordinary shares decreased considerably against a background of steady decline in their market price (down 38.1% from USD 0.63 to USD 0.39). Despite a considerable decrease in the preferred share price (down 35.8% from USD 0.52 to USD 0.34), trading volumes in preferred shares retained their level.

In August and September the Russian stock market was affected by three main factors: oil price drop and a threat that the US Federal Reserve would raise the interest rate, as well as internal positive news. Their aggregate effect determined the following situation: falling oil prices pulled the market down, the internal positive news pushed the market up. During that period shares of CenterTelecom seemed to rise, because stocks in telecommunications companies became a protective instrument for investors against falling oil prices. The price of ordinary shares in CenterTelecom rose 47.5%, from USD 0.40 in early July to USD 0.59 at the end of September, 2006, and the preferred share price rose 20.6%, from USD 0.34 to USD 0.41. Ordinary share trading volumes remained average, and trading in preferred shares was quite lively.

In October CenterTelecom published its financial results for the first half-year of 2006 according to IAS. The results showed growth on the main financial performance. Analysts and the market responded positively to the company's statement, and assessed company's management as rather strong and focused on increasing profitability and decreasing expenses. The positive transactional, financial and organizational results of 2006 positively influenced the market capitalization of the company, which grew steadily from September, 2006 and at the end of the year reached USD 1,470.2 million. CenterTelecom share prices tended to rise following summer 2006. At the end of 2006, the market price of one ordinary share was USD 0.74, and the price of one preferred share was USD 0.58. Thus, the price of one ordinary share rose 51.0% compared to December, 2005, and a preferred share 26.1%. It is worth noting that in the period under analysis a narrowing of spreads was observed.

During the year the market for shares of all interregional telecoms companies was affected by information concerning the future of OJSC Svyazinvest. Any rumours concerning probable reorganization and/ or privatization of Svyazinvest caused volatility in

interregional telecommunications companies (ITC) stocks.

On 13 December, Comstar-UTS officially declared its intention to purchase a blocking stake in Svyazinvest from Mustcom Limited. Market experts assessed this deal as positive both for Comstar and for subsidiaries of Svyazinvest, as witness the results of trading in December, 2006: shares of ITC rose considerably.


USD
0.180
0.135
0.090
0.045
0.000
Preference shares spread, USD
Common shares spread, USD
Linear (Preference shares spread), USD
Linear (Common shares spread) USD
11.01р
24.01р
17.02р
09.03р
04.04р
26.04р
23.05р
05.06р
04.08р
10.10р
01.12р
20.12р
27.12р

CenterTelecom's shares trade: spread dymanics in 2006

ADR PROGRAM

CenterTelecom has a first-level American Depositary Receipts (ADR) program allowing the ordinary shares of the company to be offered on the international stock market. The program was registered on 22 August, 2001 with the US Securities and Exchange Commission. The number of securities permitted to be traded outside the Russian Federation in depositary receipts is 623,312,699. One ADR represents 100 ordinary shares of the Company. The depositary for the ADR program is J.P. Morgan Chase Bank. The depositary agreement between CenterTelecom, J.P. Morgan Chase Bank and depositary receipt holders was signed on 4 September, 2001 and was modified and reviewed on 10 December, 2001.

In the six years ADR program has operated, there has been significant growth of the volume of ADRs circulating, evidence of increasing foreign investment interest in CenterTelecom. The number of company ADRs rose 36-fold, (from 10,000 to 368,294). Correspondingly, the proportion of company capital represented by ADRs has risen from 0.063% to 2.33%.

CORPORATE BONDS

As an instrument to attract investment CenterTelecom largely employs the Russian bond market. As of early 2006, two CenterTelecom bonds were circulating (series 03 and 04) of total value RUR 7,622.6 million.

CenterTelecom's series 03 bonds of total nominal value RUR 2 billion were fully repaid in September, 2006. During the same month the company offered its series 05 bond with nominal value of RUR 3 million. Thus, as of the end of 2006, two bond issues of total value RUR 8,622,595,000 were circulating.

CenterTelecom has proven to be a reliable borrower fulfilling all its obligations to bond holders in time. In 2006 coupon payments on CenterTelecom Series 03 and 04 bond totalled RUR 1,024.38 million.

BASIC PERFORMANCE OF CENTERTELECOM BONDS CIRCULATING IN 2006:

BONDS SERIES	03	04	05
Number of offered securities	2,000,000	5,622,595	3,000,000
Nominal value, RUR	1,000	1,000	1,000
Amount of emission, RUR	2,000,000,000	5,622,595,000	3,000,000,000
IPO date	16.09.2003	17.08.2004	05.09.2006
Repayment date	15.09.2006	21.08.2009	02.03.2010 - 10% of nominal value; 31.08.2010 - 20% of nominal value; 01.03.2011 - 30% of nominal value; 30.08.2011 - 40% of nominal value.
Coupon rate	12.35%	13.80%	from 1st to 4th coupons - 8.09%. other coupons are defined by the Issuer in compliance with the issuing documents
Periodicity of coupon repayments	6 months	6 months	6 months
Date of offer	16.09.2004 19.09.2005	16.11.2006	04.09.2008

RATINGS

The international rating agency Fitch Ratings in June, 2006 confirmed the long-term credit rating of CenterTelecom in foreign currency as «B-», having raised the rating forecast from «Negative» to «Stable». The short-term credit rating in foreign currency was confirmed as «B». The national rating of the company was raised from «BB(rus)» level to «BB+(rus)», with a forecast of «Stable».

In October, 2006, the Fitch Ratings agency changed its forecast on the long-term credit rating of CenterTelecom in foreign currency from «Stable» to «Positive». It confirmed the rating level «B-», reflecting the company's policy developed by management of raising performance and decreasing debt load. The short-term credit rating in foreign currency was confirmed as «B».

Along with Fitch's rating changes, in October, 2006, the international rating agency Standard & Poor's raised the long-term credit rating of CenterTelecom from «B-» to «B» (forecast: «Stable») and the corporate credit rating according to the national scale from «ruBBB-» to «ruBBB+». This followed from the company's consolidation of improvements in the company's finances and in its transactional activity. Standard & Poor's experts noted improvements in CenterTelecom's business profile as well.

In November, 2006, according to results of an annual study of Russian companies information transparency by Standard&Poor's, CenterTelecom was among the leaders at 19th among 70 researched companies. CenterTelecom's information transparency, according to the experts, was rated at 62%.

In August, 2006, the international rating agency Standard & Poor's confirmed that CenterTelecom retains the corporate governance rating, previously received, of 4.9, according to the Russian scale. Then the corporate governance rating was increased from 4.9 to 5.0 according to the Russian scale, and, according to the international scale, from 4+ to 5. The corporate governance rating reflects improvement in a company's information transparency. The national rating agency Expert RA during 2006 also monitored the experience of corporate governance at CenterTelecom. Research in December, 2006 confirmed the previously granted «A» level rating of CenterTelecom's corporate governance. According to the procedures of this rating, this means that the level of corporate governance experience regarded as high. This reflects the absence of violation risks to shareholders' rights, of unconscionable activities by the company's executive bodies, and of poor quality information for shareholders and investors.

SOCIAL RESPONSIBILITY

PERSONNEL POLICY

The main task of CenterTelecom's personnel policy in 2006 was the effective development of human resources, which provides for organizing and operating the company as a unified open social and technical system and a goal-oriented center of action. In that regard, activity in the field of HR was intended to improve the remuneration within the system, optimize the number of personnel and develop proper incentives for the efficient conduct of the business of the company.

Aggregate CenterTelecom's expenditures on personnel in 2006 totaled RUR 9,912.262 million, which is RUR 266.41 million, or 2.8%, higher than a year previous. Expenditures for remuneration in 2006 increased as compared to 2005 by RUR 597.844 million, or 8.6%, to RUR 7,539.165 million, without taking payments under joint contracts into consideration. Growth in remuneration expenditures, taken together with a drop in average number of personnel provided growth of average salary from RUR9,458 up to RUR10,522. Social benefits and guarantee expenditures in 2006 came to RUR 409.936 million. Expenditures under this item were up RUR132.352 million, or 24.4%. The total cost of a month's social package per employee in 2006 came to RUR572. Within the year CenterTelecom carried out thorough work to implement the first stage of the personnel optimization program, approved by the Board of Directors in March, 2006, with the target of decreasing the number of personnel in the company within 2006-2008 by 25%.

Main trends in personnel optimization in 2006 were the following:

- Implementation of new technologies and replacing obsolete equipment;
- Outsourcing a number of non-core functions;
- Organizational chart optimization.

This work resulted in a decrease in the number of listed personnel at CenterTelecom in 2006 by 13.6%. Thus, as of 31 December, 2006, there were 56,317 employees in the company (compared with 65,208 as of 31 December, 2005). The average number of listed personnel in CenterTelecom in 2006 came to 59,351 and decreased as compared to 2005 by 5,007 or 7.8%.

In 2006 there were significant structural modifications in CenterTelecom either at general directorate level, or among directorates of affiliated companies. Main goals of these modifications were the arrangement of vertically integrated organizational chart and optimization of managerial staff. Organizational charts of affiliated directorates are given in compliance with basic functional units – technical, commercial, financial and economic – of the general directorate.

For the purposes of improving performance under the modifications, an organizational chart model of CenterTelecom was developed, envisaging ways of achieving an optimal managerial structure and conversion from the linear and functional organizational model to the structural, which is based on main and auxiliary business processes. In the second half of 2006 work was begun on converting affiliated companies to the process model of management. Within this work, affiliated companies developed plans of organizational and technical activities to convert to the process model in 2007.

Within 2006, senior managers occupying key positions at CenterTelecom changed. As of 31st of December,



12,000
9,000
6,000
3,000
0
8,473
9,458
10,522
2004
2005
2006

CenterTelecom's average salary in trend, RUR

2006, the number of managers in this category was 86 persons. All managerial positions are occupied by specialists with higher education, 37 of whom have academic degrees. As compared with 2005 both the structure and qualitative composition of the company's personnel on the whole: the number of senior managers decreased by 13.0%, specialists 1.2%, workers 20.8%, employees with higher education increased 2.2% (and 3.9% among senior managers) and numbered 15,140 persons, 3,009 of them senior managers. The mean age of CenterTelecom employees decreased to 43 years old (compared with 45 in 2005).

On the whole employee turnover in the company decreased by 0.4% to 5.4%. In total, 13,081 persons were dismissed, including 4,160 (31.8% of the total) within the program of staff reduction, 4,192 persons (32,0%) departed voluntarily, 940 retired, and 1,060 former employees were granted non-governmental pensions. Apart from this, under implementation of Svyazinvest's personnel management system within interregional companies within the year, the following documents were developed: Project of Union contract for 2007-2009, Provisions on remuneration of labour, Provisions on corporate programs and other standard documents.

GENERAL STRUCTURE OF PERSONNEL IN CENTERTELECOM

CATEGORY OF EMPLOYEES	NUMBER OF PERSONNEL IN FACT AS ON 01.01.06	NUMBER OF PERSONNEL IN FACT AS ON 01.01.07	ACCORDING TO EDUCATION			ACCORDING TO AGE					
			HIGHER	PROFESSIONAL SECONDARY	GENERAL SECONDARY	UNDER 25 YEARS	25-35 YEARS	35-40 YEARS	40-50 YEARS	50 YEARS OR OLDER
Senior managers	4,687	4,080	3,009	909	162	13	488	479	1,441	1,659
Specialists	22,184	21,920	10,388	9,371	2,161	932	4,491	2,975	7,523	5,999
Clerks	440	295	78	122	95	24	75	31	102	63
Workers	37,897	30,022	1,665	8,014	20,343	1,779	6,095	4,347	10,093	7,708
Total	65,208	56,317	15,140	18,416	22,761	2,748	11,149	7,832	19,159	15,429

PERSONNEL DEVELOPMENT

In 2006 the personnel service of CenterTelecom integrated the following activities concerning personnel: assessment, training and development of personnel; working with reserve personnel; a Corporate Development Center building project was planned; adaptation and deployment of a remote training system was begun.

Within the year, 20,422 employees improved their qualifications, which is equal to 36.3% of the total number of personnel. Training and education expenditures came to RUR 26.118 million, or 0.3% of total expenditures on personnel. To arrange the educational process, both in-house and external education were used as the most efficient approaches to employee professional training. In-house education included training at the workplace, production and economic education and education at five company training centers.

External education of CenterTelecom's specialists was carried out by involving employees in various programs, held by such training companies as: ATTI MTUCI, FIRS SPbSUT, ESC Sodeystviye, NOU Rezonans, LLC Biznes-Seminary, FSUC CNTI Informsvyaz etc. Apart from this, the company's employees were trained at workshops, training sessions and conferences, using new forms of education, including NOU Shkola Menejmenta TMI Meneger-Servis, LLC KiTiS, LLC Assessment Management Technology, AMT Consulting Group etc.

In training, the higher priorities were given to employees at subdivisions, who control issues of communications services sales, working with VIP clients, development and operation of telecommunications facilities, marketing and financial and economic activities. This was determined by the need to solve high priority problems which CenterTelecom faces.

SOCIAL RESPONSIBILITY AND CHARITY

CenterTelecom emphasizes implementation of social projects, providing for the raising of Russian citizens' living standards via the support of disadvantaged groups of people and executing a number of long-term programs in the fields of culture, education, sport. Basic principles of charities are worded in CenterTelecom's charity concepts.

Priority social activities are the following:

- Supporting and implementing programs and activities, aimed at financial assistance, medical and social rehabilitation of poor and unemployed people, as well as persons who need care and disabled people;
- Health protection and preventative care, popularization of healthy life styles, improvement of the moral and psychological status of citizens, fitness and mass sports;
- Supporting and implementing programs and activities aimed at consolidating the status and role of the family in society and the state, protection of motherhood, childhood and fatherhood;
- Protection and proper maintenance of buildings, objects and areas which are historically, culturally or environmentally significant, as well as associated storage sites.

Sponsorship and charity in CenterTelecom are coordinated by a Commission for Sponsorship and Charity, organized in April, 2006. Within a year, five meetings of the Commission were held, during which more than 55 applications were considered.

CORPORATE MANAGEMENT

THE BOARD OF DIRECTORS

At the CenterTelecom's annual meeting held on 28 June, 2006 the following Board of Directors was elected:

1.	**Kiselev Alexandr**	Chairman of the Board of Directors, General Director, Svyazinvest
2.	**Kuznetsov Sergey**	Deputy Chairman of the Board of Directors
3.	**Arutyunov Nikolay**	Analytical Department Director in Moscow representative office, NCH Advisors Inc
4.	**Antonyuk Boris**	Deputy Minister for IT and Telecommunications of the Russian Federation
5.	**Beskorovayniy Andrey**	Chief of the Federal Telecommunications Agency
6.	**Degtyarev Valeriy**	General Director, Closed Joint Stock Company Professional Telecommunications
7.	**Milovantsev Dmitriy**	Deputy Minister for IT and Telecommunications of the Russian Federation
8.	**Petrova Oksana**	Head of Methodology and Information Department, Corporate Governance and Legal Directorate, Svyazinvest
9.	**Savchenko Viktor**	Executive Director, Director of Corporate Governance and Legal Directorate, Svyazinvest
10.	**Selvich Elena**	Executive Director, Director of Economics and Finance Department, Svyazinvest
11.	**Yashin Valeriy**	Chief of Assets Management Directorate, CJSC Sistema Telecom

MANAGEMENT BOARD

On 28 July 2006 CenterTelecom's Board of Directors decided to arrange the Management Board of the company. The joint executive body of CenterTelecom included:

1.	**Pridanstev Sergey**	General Director, CenterTelecom
2.	**Antyushin Pavel**	Director of Legal Department, CenterTelecom
3.	**Batmanov Mikhail**	Chief of Legal Department, Svyazinvest
4.	**Bilibin Yuriy**	Director General's Advisor , Svyazinvest
5.	**Gribov Alexandr**	Deputy General Director, Director For Corporate Development and IT, CenterTelecom
6.	**Karmanov Dmitriy**	Deputy General Director, HR Director, CenterTelecom
7.	**Kartashov Andrey**	Chief Accountant, CenterTelecom
8.	**Kirillov Alexandr**	Deputy General Director, Technical Director, CenterTelecom
9.	**Lutsky Alexandr**	Deputy General Director, Financial Director, CenterTelecom
10.	**Nazarov Sergey**	Deputy General Director, Commercial Director, CenterTelecom

On 24 November 2006 the Board of Directors decided to terminate ahead of schedule the powers of Mikhail Batmanov and Yuriy Bilibin, Management Board members. The Management Board included nine members. D.A. Parkhomenko, Director for Legal Issues and GR, was appointed a Member of Management Board.

1.	**Pridanstev Sergey**	General Director, CenterTelecom
2.	**Antyushin Pavel**	Director of Legal Department, CenterTelecom
3.	**Gribov Alexandr**	Administrative Director, CenterTelecom
4.	**Karmanov Dmitriy**	Deputy General Director, HR Director, CenterTelecom
5.	**Kartashov Andrey**	Chief Accountant, CenterTelecom
6.	**Kirillov Alexandr**	Deputy General Director, Technical Director, CenterTelecom
7.	**Lutsky Alexandr**	Deputy General Director, Financial Director, CenterTelecom
8.	**Nazarov Sergey**	Deputy General Director, Commercial Director, CenterTelecom
9.	**Parkhomenko Dmitriy**	Director for Legal Issues and GR, CenterTelecom

** Appointed Administrative Director since 04.08.2006 by Order № 250/pv dated 02.08.2006*

AUDIT COMMISSION

At the CenterTelecom's annual general meeting of the shareholders, held on 28 June 2006, the following Audit Commission members were elected:

1.	**Koroleva Olga**	Chairman of the Audit Commission, Chief Accountant, Svyazinvest
2.	**Avdiyants Stanislav**	Executive Director, Director of Strategic Development Department, Svyazinvest
3.	**Veremyanina Valentina**	Deputy Director for Corporate Governance and Legal Directorate, Svyazinvest
4.	**Degtyareva Elena**	Member of the Audit Commission
5.	**Podosinov Sergey**	Deputy Chief of Internal Audit Directorate, Svyazinvest
6.	**Ponomarev Ilya**	Member of the Audit Commission
7.	**Topolya Ivan**	Member of the Audit Commission

CORPORATE GOVERNANCE SYSTEM

Corporate governance development is one of the basic activities aimed at raising the investment attractiveness of CenterTelecom. In 2006 for the purposes of improving corporate governance in the company, the corporate system was permanently monitored, analysis of disclosures of information to shareholders and investors was undertaken, and on the basis of this it was assessed whether the company charter, the Corporate Governance Code, and internal regulations of CenterTelecom were in compliance with applicable Russian Federation legislation, recommendations of the FFMS of Russia and new regulations for stock exchange listing.

Taking alterations of joint-stock company legislation into account, at the annual shareholders meeting the company gained approval of new versions of internal regulations and the sixth version of the company charter.

Within the year according to the results of monitoring and reports of rating agencies, an analysis of the factors influencing negatively on the company's operations was held, relying on which suggestions on amendments to the fundamental document of the corporate governance system, the Corporate Governance Code, were developed. On 9 February, 2006, the Board of Directors approved a new version of the Corporate Governance Code.

In 2006 the company continued its work organizing the staff of the Corporate Secretary. The government relations office and shareholder and registrar relations office of CenterTelecom were included as part of the Corporate Secretary's office. In September 2006, the staff of the Corporate Secretary was supplemented with the securities and stock markets office, whose functions were to disclose information on the company's activities in compliance with Russian and the US legislation on securities and stock exchanges. In the previous organizational chart of CenterTelecom there was no office combining all these tasks, and that prevented qualified and quick decisions being made on company activities.

The organizational chart of the newly organized staff of the Corporate Secretary of CenterTelecom provides for maximum efficiency in his duties and functions, ensuring implementation of legal rights and protection for all shareholder groups' interests, including ADR holders as well as quick and efficient resolution of conflicts. With these goals in mind, the second and the third versions of the company provisions related to the Corporate Secretary and the staff of the Corporate Secretary were drafted.

DIVIDEND POLICY

The dividend policy of CenterTelecom is intended to recognize the interests of shareholders, improving their well-being and providing for the company's capitalization growth. In order to improve the mechanisms for dividend payment in 2006, management developed and approved the Regulations for Interaction between CenterTelecom's General Directorate and Affiliated Branches concerning Dividend Distribution and Payment.

Work on the dividend payment for the 2005 financial year was undertaken by the General Directorate and affiliated branches of CenterTelecom within the accepted Regulations, in strict compliance with terms of payment approved by CenterTelecom's annual general meeting of shareholders. In the reports of international and national rating agencies, CenterTelecom's dividend policy is regarded as positive and reflecting the genuine financial status of the telecoms operator.

During 2006 CenterTelecom paid dividends based on the results of the 2005 financial year. The decision to pay them, the amount for each type of share, terms and forms of payment were made at the annual CenterTelecom shareholders meeting on 28th of June, 2006.

As of 1 April, 2007, dividends unpaid for 2005 included:

- for ordinary shares, RUR 408 thousand;
- for preferred shares, RUR 1.116 million.

Of the total in funds payable as dividends, 99.12% was paid. The main reasons shareholders failed to receive their dividends, were:

- shareholders' failure to appear;
- wrong bank details of the shareholders.

DECLARED (ACCRUED) DIVIDENDS ON CENTERTELECOM SHARES

TITLE	2006*	2005	2004
Amount of dividends per ordinary share (RUR)	0.1999621	0.0674191	0.0630084
Proportion of dividends on ordinary shares in relation to the net profit (%)	15.41	15.91	25
Amount of dividend per preferred share (RUR)	0.3893300	0.1270937	0.0756115
Proportion of dividends on preferred shares in relation to the net profit (%)	10	.0	10
Amount of profit applied to dividend payments (million RUR)	520.326	173.238	139.199

SUBSIDIARIES AND AFFILIATED COMPANIES

In 2006 CenterTelecom continued implementation of the Model of Reorganizing Subsidiaries and Affiliated Companies approved by the Board of Directors of the company in 2004, in the following fields:

- investment monitoring;
- sales of subsidiaries and affiliated companies;
- reorganization of subsidiaries;
- subsidiary development;
- corporate governance.

Because of inefficiency and lack of profitability of activity within the year holdings of shares in CJSC Smolensk Cellular Communication (40%), CJSC Belgorod Cellular Communication (30%), CJSC Lipetsk Mobile (5.91%) were sold. The primary activity of these companies is the provision of cellular communications services in the 1800 MHz band (GSM 1800) and AMPS. Developing the cellular business is not a priority activity for CenterTelecom.

An Order of Disposal of CenterTelecom Assets was developed and was then approved by the CenterTelecom's BoD on 28 April, 2006.

** Amount of dividends suggested by the Board of Directors of the company to approve at CenterTelecom annual general meeting of shareholders in 2007.*

On the company web site from 28 July to 28 August, 2006 information about the first stage of the auction to sell certain financial stakes was posted. It resulted in the sales of shares in OJSC Lipetskkombank , OJSC Belgorodpromstroybank, OJSC Prio-Vneshtorgbank, CJSC Sanatoriy Krugozor, OJSC Shuyskiy masloekstraktsionniy zavod.

To enhance the company's ability to secure the highest possible price for assets spun-off, CenterTelecom cooperates with its auxiliary subsidiaries on the basis of outsourcing contracts. This allows CenterTelecom to concentrate its resources on developing its core business. In particular, the main scope of outsourcing is entrusted to the subsidiary LLC Telecom-Stroy (city of Ivanovo), whose area of activity has been extended through new branches in other cities. Organization of interaction between subsidiaries and affiliated companies with CenterTelecom through outsourcing will allow the achievement of performance growth in financial and economic activities of the companies, improving the transparency and controllability of subsidiary businesses.

While implementing the Model of Reorganizing Subsidiaries and Affiliated Companies, companies with negative equity and the companies which are unprofitable over several years are liquidated. In June 2006 financial investment in LLC VladPage (75% of authorised capital) was written off following the end of bankruptcy proceedings and liquidation of the company. In addition, CenterTelecom halted participation in two non-commercial establishments.

The primary line of development for CenterTelecom's subsidiaries and affiliated companies is diversification of business, which is necessary for the company development and represents a reaction to the changes in external conditions. Diversification aims at improving the cost-effectiveness of subsidiaries, consolidation of the market status of CenterTelecom's regional branches and their subsidiaries and at the same time allows to decrease competition between CenterTelecom and its subsidiaries.

In the context of improving experience in corporate governance and monitoring, CenterTelecom's management held a number of activities in:

- unification of subsidiaries' founding documents;
- analysis and standardization of all agreements concluded by the company's subsidiaries;
- matching accounting systems in subsidiaries to approved standards of CenterTelecom;
- *implementation of the unified system of management* accounts and budgeting in subsidiaries;
- optimization of organizational chart in subsidiaries in order to achieve the best performance in day-to-day operation of subsidiaries;
- making administrative decisions via the system of representation in the management bodies of subsidiaries and affiliated companies.

Aims of the activities carried out include the achievement of synergies with the core activities of CenterTelecom due to unification of subsidiaries and CenterTelecom, gaining economies of scale through lower transactional costs, elimination of competition between branches and CenterTelecom, improving performance growth in financial and economic activities of the companies, improving transparency and controllability of subsidiary businesses.

SUBSIDIARIES AND AFFILIATED COMPANIES OF CENTERTELECOM

No.	Title of the company	Main activity	Share of AC of the company, %	Contribution to AC, million RUR	Basic performance: Number of subscribers/ lines	Basic performance: Revenue, million RUR	Basic performance: Net profit, million RUR
1	CJSC Teleport Ivanovo	communications facilities trade, data network services, contract of agency services (cellular communications NMT-450, Bee Line GSM)	100	0.15125	992 subscribers	9.636	0.388
2	LLC Mobilkom	Mobile radio-telephone communications of MRT-1327, ST-II standard	100	2.250	173 subscribers	1.908	(1.251)
3	OJSC RTS	Telephony services, data services, telematic services, channels of communications leasing, system integration	100	13,033.340	6,664 subscribers; 1,701 corporate clients of data service	774.386	(107.767)
4	CJSC Vladimir-Teleservice	Internet services, IP-telephony	100	0.022	1,378 subscribers	27.726	3.464
5	CJSC ATS	telephony services, data communications services, telematic services	100	0.084	25,490 subscribers	213.458	44.984
6	LLC Tver Telecom	The company is being liquidated	85	164.886	/-/	5.492	(8.381)
7	CJSC CenterTelecom Service	local, inter-zonal and international telephone communications services, data communications services, telematic services, channels of communications leasing	74.9	0.0749	76 lines	218.920	31.329
8	LLC Vladimirsky taxophon	local, inter-zonal and international telephone communications services via universal card paystations	51	0.0925	1,329 lines	14.523	0.093
9	CJSC Telecom of Ryazan region	Commutation services for subscribers of Ryazan branch of CenterTelecom when using inter-zonal and international communications	50.9	0.022905	/-/	22.949	7.405
10	OJSC Telecommunication Company Rinfotels	Data communications services via X25, X28, Frame Relay, TCP/IP protocols; Internet, telephony	26	0.07904	386 subscribers	13.712	0.344
11	CJSC OskolTelecom	cable TV services	12.41	0.01886	20,448 subscribers	32.641	1.243

PUBLIC AND INVESTOR RELATIONS

CenterTelecom's Management pays major attention to the achievement of efficient communications with representatives of the Russian and foreign business communities, various social groups, and the mass media. The company regularly presents a great deal of concrete and reliable information on financial, economic, investment and social projects. To improve the immediacy of disseminating information about the company's and its branches' activities as well as CenterTelecom brand promotion in the telecommunications services market of the Central Federal District, in 2006 a corporate web portal - www.centertelecom.ru - was further developed. Within the recent year the general level of the company's informational transparency rose to 62% as estimated by the influential rating agency Standard&Poor's.

Primary activities in the field of public relations included development of the image of the company's top managers, holding special actions aimed at promoting the services of the company, improving various client groups' loyalty to CenterTelecom.

In 2006 interaction with governmental authorities was significantly developed. It was largely led to projects and awareness campaigns, held jointly with regional authorities, during the processes of social benefits monetization and raising rates for local telecommunications services. Apart from this, CenterTelecom proceeded with vigorous participation in the work of a number of public and professional establishments, including the Telecommunications Development Problems Research Center, Russian Fund of Telecommunications History, Non-Governmental Pension Fund Telecom-Soyuz and a number of others.

Addressing the challenge of improving relations with the investment community and the developing secondary market, in 2006 CenterTelecom implemented a number of activities in order to maximize the company's share price.

Throughout the year the company disclosed information both actively and inactively.

Compulsory information disclosure was carried out in full compliance with requirements set out in federal laws and standards, regulating procedures of disclosure by securities issuers. Four quarterly reports were drafted by CenterTelecom, along with 50 factual notices concerning financial and economic activities of the company. This information was addressed to the Federal Financial Markets Service of the Russian Federation (FFMS), to Russian and foreign stock exchanges, and was published by information agencies authorized by FFMS (AK&M and Interfax), as well as in print media and at the corporate web site.

There were more than 250 corporate documents drafted and translated into English for ADR holders. These documents were addressed to the depositary bank JPMorgan, to the US Securities and Exchange Commission, as well as published at the web-site adr.com and at the company's own web site. No remarks about disclosures were received from investors, regulatory authorities (FFMS, SEC) or stock exchanges.

During 2006 CenterTelecom disclosed information to the investment community, including through Internet conferences, in order to present the results of company's financial activity according to IAS, and meetings with analysts of the rating agencies Standard & Poor's and Fitch Ratings, and with representatives of investment funds and banks were arranged.

As well during the year, monitoring and CenterTelecom's main performance estimates were conducted by the analysts community, which supplied "feedback" from a target group concerning activities and financial results of the Company. This helped the company gain information on company development forecasts from the analysts' viewpoint.

During 2006 major work was undertaken on the further improvement of the corporate web site, including a contract signed in 2006 with Capital Dialog Ltd. for translation of CenterTelecom's Russian language documents into English and editing of English language documents submitted by CenterTelecom. The signed contract provided improvement of the quality of information disclosed to English-speaking web-site users and investors.

In 2006 the company began to work on its IR policy, which is aimed at developing and supporting a positive image of the company among investors, increasing its investment attractiveness, assistance in growing the

market for the company's securities, as well as building systematic relationships with the Russian and foreign investment communities.

In order to increase company's recognizability among foreign investors, to consolidate and develop interaction between existing and potential investors, in 2006 CenterTelecom participated in two road shows.

In 2006 investors assessed CenterTelecom's credit quality as very positive. The investors' confidence in CenterTelecom was confirmed by successful placement of non-convertible interest bearing documentary bearer bonds (Series 05 registered under 4-20-00194-A state registration number on 15 June 2006) for RUR3 billion: coupon interest rate was decreased to 8.09% against 13.8% in the previous year, and significant demand was observed as well, exceeding the offering amount threefold. The loan was offered in full during the tender within the first day of offering. The successful bond placement confirms that stock market players assessed the changes in the company as positive.

CORPORATE GOVERNANCE PRACTICE IMPROVEMENT

The primary directions of CenterTelecom's corporate policy in 2006 concerned implementation of activities in further improvement of its own experience of corporate governance, retaining its business reputation in the Russian and foreign markets, consolidation of confidence of shareholders and investors, improvement of dividend policy and corporate rating of the company.

In 2006 the company monitored the existing corporate governance system and analyzed negative factors in the company's activity in order to develop and implement the required procedures, aimed at further improvement in the existing corporate governance system on a continuing basis.

As a result of the year's work a number of new internal documents were approved in the company, as well as new versions of CenterTelecom's Charter and Regulations .

Principles of company's corporate policy were reflected in the new version of the Code for Corporate Governance of CenterTelecom, approved by CenterTelecom's Board of Directors in February, 2006.

Within the year corporate governance procedures were improved in compliance with approved concept of increasing CenterTelecom's capitalization in 2005-2007 and activities scheduled in the following fields:

- CenterTelecom's corporate policy development and implementation;
- development of relationships with shareholders, registrar and other concerned persons;
- interaction with international and national rating agencies within the scope of supporting and further improving of company's corporate governance ratings.

CenterTelecom observes the requirements of Russian legislation in the field of corporate governance and follows the recommendations of the Russian Code for Corporate Governance, in the conduct of its activities.

INFORMATION FOR SHAREHOLDERS

CenterTelecom's Annual Report for 2006 and additional information about the company are available at the company's web site: www.centertelecom.ru. You can also request additional information about the company in the CenterTelecom's General Directorate:

POSITION	NAME OF THE PERSON	PHONE PREFIX (495)	FAX PREFIX (495)	E-MAIL
Director of PR and IR Department	Lavrentyeva Yana	793-24-86	793-29-99	pr@centertelecom.ru
Corporate Secretary	Grushin Sergey	793-23-58	699-04-36	corp@centertelecom.ru
TELEPHONE NUMBERS FOR SHAREHOLDER INQUIRIES				
Chief of Shareholders and Registrar Relations Department	Sorokina Olga	793-25-69	793-26-54	sorokina@centertelecom.ru

POSITION	NAME OF THE PERSON	PHONE PREFIX (495)	FAX PREFIX (495)	E-MAIL
Deputy Chief of Shareholders and Registrar Relations Department	Vedeneyeva Tatyana	793-26-54	793-26-54	vedeta@centertelecom.ru
TELEPHONE NUMBERS FOR INVESTOR INQUIRIES				
Deputy Director of PR and IR Department	Muzykantov Denis	793-23-86	793-29-99	mbd@centertelecom.ru
Senior Specialist of IR Department	Khrutskaya Maria	793-23-82	793-26-06	ir@centertelecom.ru

THE COMPANY'S SHAREHOLDERS CAN SEND THE DOCUMENTS RELATED TO TRANSACTIONS IN THE CENTERTELECOM'S SHAREHOLDERS REGISTER TO THE FOLLOWING COMPANIES:

FULL NAME OF THE COMPANY	CONTACTS
OJSC Obyedinennaya registratsionnaya kompaniya	PO box Ent. 3, 15a Kalanchevskaya, Moscow, 107078 (495) 933-42-21 ork@ork-reestr.ru
ORK-Volgograd - OJSC Obyedinennaya registratsionnaya kompaniya	13A Nevskaya Volgograd, 400087 (8442) 37-99-19, 37-52-40 volgograd@ork-reestr.ru
ORK-Voronezh OJSC Obyedinennaya registratsionnaya kompaniya	39 Truda, Voronezh, 394026 (4732) 72-88-64, 71-08-76 voronezh@ork-reestr.ru
Krasnodar regional branch of OJSC Obyedinennaya registratsionnaya kompaniya	182 Krasnaya, Krasnodar, 350020 (8612) 51-74-39, 53-64-60 krasnodar@ork-reestr.ru
ORK-Omsk OJSC Obyedinennaya registratsionnaya kompaniya	36 Gagarina, Omsk, 644043 (3812) 23-28-89, 23-28-89 omsk@ork-reestr.ru
ORK-Penza OJSC Obyedinennaya registratsionnaya kompaniya	62 Moskovskaya, Penza, 440600 (8412)52-01-85 penza@ork-reestr.ru
ORK-Rostov-na-Donu OJSC Obyedinennaya registratsionnaya kompaniya	404, 14A M. Nagibina, Rostov-na-Donu, 344038 (863) 243-07-77, 243-07-55 rostov-don@ork-reestr.ru
ORK-Saratov OJSC Obyedinennaya registratsionnaya kompaniya	61 Sovetskaya, Saratov, 410056 (8452) 50-66-12 saratov@ork-reestr.ru
ORK-Samara OJSC Obyedinennaya registratsionnaya kompaniya	3 Lenina, Samara, 443110 (846) 263-73-75, 336-17-60 samara@ork-reestr.ru
ORK-Sankt-Peterburg OJSC Obyedinennaya registratsionnaya kompaniya	20, 16A, Novgorodskaya, Saint- Petersburg, 191144 (812) 274-42-69, 274-40-27 spb@ork-reestr.ru
ORK-Tambov OJSC Obyedinennaya registratsionnaya kompaniya	14 Kronshtadtskaya, Tambov, 392000 (4752) 71-50-86 tambov@ork-reestr.ru
ORK-Tcheboksary OJSC Obyedinennaya registratsionnaya kompaniya	69, 79/16, Konstantina Ivanova, Tcheboksary, 428018 (8352) 42-60-00, 42-39-38, cheboksary@ork-reestr.ru

FULL NAME OF THE COMPANY	CONTACTS
OJSC Central Telecommunications Company	General Directorate 6-2 Degtyarniy pereulok GSP-3, Moscow, 125993 (495) 793-26-57, 793-26-54 corp@centertelecom.ru Bryansk branch 9 pl.Karla Marksa, Bryansk, 241050 (4832) 72-15-75, 64-55-88 ocb@svyaz.debryansk.ru Belgorod branch 3 Sobornaya plotschad, Belgorod, 308000 (4722)35-03-92 ocb@upr.belsvyaz.ru Vladimir branch 42 Gorkogo, Vladimir, 600000 (4922) 35-33-50 root@revina.elcom.ru Verkhnevolzhskiy branch 22 Komsomolskaya, Yaroslavl, 150000 (4852) 73-24-40 nvc@yartelecom.ru Verkhnevolzhskiy branch 1 10 Avgusta, Ivanovo, 153000 (4932) 47-13-36 stsymaenko@ivtelecom.ru Verkhnevolzhskiy branch 1 Podlopayeva, Kostroma, 156961 (4942) 62-10-23 antonina.ohapkina@telecom.kostroma.ru Kursk branch 8 Krasnaya plotshad, Kursk, 305000 (4712) 70-10-30 tagent@kursknet.ru Lipetsk branch 35A Tereshkovoy, Lipetsk, 398043 (4742) 38-12-48 pmv@adm.les.lipetsk.ru Tver branch 24 Novotorzhskaya, Tver, 170000 (4822) 32-37-17 romanova@tversvyaz.ru Tambov branch 2V Astrkhanskaya, Tambov, 392002 (4752)75-05-88 reestr@tesv.tmb.ru Moscow branch 29-2 Narodnogo opolcheniya, Moscow, 123154 (495)793-22-01 alexeeva@esmr.ru Orel branch 43 Lenina, Oryol, 302028 (4862)43-18-96 reestr@orel.ru Ryazan branch 43 Tschedrina, Ryazan, 390006 (4912)27-22-05 GSorokina@esv.ryazan.ru Smolensk branch 6 Oktyabrskoy revolutsii, Smolensk, 214000 (4812) 68-31-76, 38-58-23 nnh@sfct.ru

FULL NAME OF THE COMPANY	CONTACTS
OJSC Central Telecommunications Company	Kaluga branch 38 Teatralnaya, Kaluga, 248000 (4842) 79-62-05 ug@elecs.kaluga.com Voronezh branch 35 Revolutsii prosp., Voronezh, 394000 (4732)53-34-73 ocb@adm.vis.ru Tula branch 33A Lenina prosp., Tula, 300000 (4872)21-73-51 shestova@mtis.tulatelecom.ru
Belgorod branch №2 CJSC of Specialized registrar Rekom	69A Pobedy, Belgorod, 308000 (4722) 33-63-13, 27-08-01 reestr@bel.ru
Kaluzhskiy gazoviy i energenicheskiy bank Gazenergobank (OJSC)	4 Plekhanova, Kaluga, 248030 (4842)54-85-80, 53-13-94 wwblack@mail.ru
Limited Liability Company Severo-Zapadnaya Finansovaya Kompaniya	4A Izmailovskiy prosp., Saint-Petersburg, 190005 (812) 333-25-18 office@nwfc.ru

GLOSSARY

Asymmetric Digital Subscriber Line (ADSL)

Asymmetric Digital Subscriber Line (Asymmetric Access) provides a subscriber with an opportunity to receive large volume of data at possible speed of more than 2 Mbit/sec (inbound channel capacity — from 64Kbit/s up to 50Mb/s) and to transmit from the subscriber's less data-intensive streams, basically requests and commands (outbound channel capacity — from 64Kbit/s to 1Mbit/s). It is this feature which creates the asymmetry. For this service a customer should purchase an ADSL modem or make a contract for responsible stored /usage of a modem (in Verkhnevolzhskiy branch). ADSL equipment does not operate on shared telephone lines.

Cable TV network (CTVN)

An aggregate of technologically adjoint communications facilities, used to distribute TV and other audiovisual programs.

Fixed telecommunications

Telecommunications between two immobile (fixed-line) subscribers.

Hybrid Fiber Coax Technology (HFC)

Hybrid optic-fiber and coaxial network — a technology of modern telecommunicational networking, providing subscribers with packages of TV and radio programs as well as a wide choice of interactive multimedia services. HFC technology application guarantees: wide range of services, offered in the net, which consists of RTV program translation, as well as modern telecommunicational services (for example: data transfer, net telephony, video on demand), wide network access radius, allowing integration of remote cable networks, high quality and reliability of transmission, an opportunity to enlarge available range of transmitting by means of network segmentation, wide network capacity, available due to multiplexing technology application (DWDM), simple and inexpensive migration in the direction of the network access FTTC (Fiber To The Curb), FTTB (Fiber To The Building), FTTH (Fiber To The Home) types.

Last mile

Area of subscriber's line from the client to the telecoms operator connection point. Usually, a copper cable or fiber optic line is used for these purposes. The problem of the last mile is choosing how to arrange the subscriber's network access and choosing relevant equipment.

Macroregion

Otherwise untied economic regions and districts, which may be distinguished for their similar natural conditions, features of economy, and further development trends. Basic principles of distinction are — level of economic development in the area, ratio between the most important resources and how they are used, similar social and economic problems.

Mobile (cellular) telecommunications

Telecommunication between two subscribers, one or both of which change their locations.

Multiservice Communication (MSC)

This is a universal, high-speed, data-transfer network, built on the basis of packet switching technology, the technical conditions of which provide triple-play services — voice, data, video. This approach is based on integration of all users in a unified network of broadband access, providing various kinds of services — high-speed Internet access, IPTV, IP-telephony, local networking and various multimedia services.

New Generation Network (NGN)

Concepts of new generation networking, offering unlimited sets of services with flexible facilities for control, personalization and the creation of new services owing to unification of network solutions. NGN is a universal multipurpose network, aimed at transmitting speech, images and data, using packet switching technology.

New telecommunications services

A set of telecommunications services which have become topical within recent years. First of all, they include Internet access, IPTV, etc.

Optical Fiber Communication Line

is a tool for data transmission through optical dielectric waveguide ("optical fiber"). Optical fiber now is regarded as the ideal instrument permitting transmission over longer distances and at higher data rates than other forms of wired and wireless communications.

Public telephone network (PTN)

An aggregate of automatic telephone exchange, switch nodes, lines, telephone network channel, terminal subscriber's devices, meeting the requirements of a population, establishments and corporations for telephone network services.

Softswitch

Program switchboard intended for switching traffic via the telecommunications network and builds on the basis of packet switching technology and fiber-optic telecommunications. This way of arranging telecommunications where data is transmitted via optic fiber. Optic fiber nowadays is considered to be the ideal physical medium for data transfer, as well as the most promising medium for transferring large volumes of data over significant distances.

Time-Division Multiplexing switchboards (TDM)

This is a technology for global telecommunications networking SDH and PDH. These switchboards attach fixed time in common communications channel for each voice channel and data transfer channel.

Traditional telephony (traditional telecommunications services)

A set of telecommunications services which telecoms operators have provided users in recent decades. They include, first of all, local, intercity and international services, including intercity automatic telephone communications.

Triple play services

Services of the single telecommunications channel for transferring voice, video and data. Data transfer services (high speed Internet access), network backup, personal file resources on the Internet, and game servers access. Voice services (in-city and intercity telephony, voice mail, broadcasting via IP). Videoservices (telecasting via IP (IP-TV, HD-IP-TV), chargeable videochannels PPV (Pay Per View), video on demand (VoD), personal videorecorder (PVR), videotelephony, videoconference telecommunications, video surveillance, video playstations).

FORWARD-LOOKING STATEMENTS

Some of statements contained in this Annual Report do not present facts, but are of a forward-looking character. Occasionally, we may state in writing or orally some forecasts in reports addressed to shareholders, and via other channels of interaction and data exchange. Examples of such statements are the following:

- statements concerning our plans, objectives and tasks, including those connected with telecommunications services;
- statements about future results of our economic activities.
- information on assumptions, which form the basis for such statements

Forward-looking statements, issued occasionally, (but not included in the present document), may contain planned or expected data on receipts, profits (losses), profit (loss) per share, dividends, capital structure and other financial performance and factors as well. Such words as "considers", "supposes", "expects", "estimates", "intends", "plans" and similar expressions may indicate that this is a case where a forecast is presented, although these are not the only ways to indicate the forecasting character of statements or information offered. On account of their special features forward-looking statements are connected to risk and uncertainty, either general or particular. There is always some risk that preliminary estimations, forecasts, plans and other forward-looking statements will not occur in fact. It is necessary to remember that being affected by a large number of material circumstances factual results may significantly differ from performance as planned and targeted, expected results, estimations and intensions, contained in forward-looking statements. These circumstances include the following:

- inflation, interest rate and currency exchange rate fluctuations;
- influence of Russian government policy and alterations in it;
- influence of competition in other regions and fields of the company's activity;
- influence of amendments to legal or other regulating documents, taxation regulations, standards and order of accounting;
- company's opportunities to increase a share of telecommunications services markets and to control expenditures;
- purchasing and selling assets;
- changes in technologies;
- company's successes in the management of these risk factors.

This list of essential factors is not exhaustive. Using forward-looking statements it is necessary to consider carefully all the above mentioned factors as well as other events and uncertainty componentry, especially from the point of view of social, political, economic and legal conditions of a company's business. Forward-looking statements are effective on the date they are made only. We cannot state, guarantee or predict that the desired results, contained in forward-looking statements, will be achieved in fact. In each case such statements represent only one of many possible

THE COMPANY'S DETAILS

Location:

23 Proletarskaya, Khimki, Moscow region,
141400, Russia
Phone: (495) 650-34-34, Fax: (495) 650-30-07
E-mail: info@centertelecom.ru
Web: www.centertelecom.ru

State registration date:

The company is registered by a decree of Moscow Region Administration Chief dated June, 9 1994 No. 567-r, State Registration Certificate dated 20.06.94 No. 127. In accordance with the Federal Law About State Registration of Legal Entities the Company is registered in Uniform State Register of Legal Entities on the 1st of November, 2002 with No. 1025006174710.

Auditor:

Limited Liability Company Ernst & Young.

Location:
77-1 Sadovnicheskaya naberezhnaya,
Moscow, 115035, Russia
Postal address:
77-1 Sadovnicheskaya naberezhnaya,
Moscow, 115035, Russia
Phone: (495) 755-97-00, fax: (495) 755-97-01

Registrar:

OSCJ Obyedinennaya registratsionnaya kompaniya

Location:
70 Pyatnitskaya, Moscow, 113095, Russia
Postal address:
PO box 162, Moscow, 107078, Russia
The shareholders can send the documents to the following address:
Ent. 3 15a Kalanchevskaya, Moscow
Phone: (495) 933-42-21, fax: (495) 933-42-21
e-mail: ork@ork-reestr.ru

END